UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 27, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission File Number 001-37482

KraftHeinz

The Kraft Heinz Company

(Exact name of registrant as specified in its charter)

Delaware	**46-2078182**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
One PPG Place, Pittsburgh, Pennsylvania	**15222**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: **(412) 456-5700**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of exchange on which registered
Common stock, $0.01 par value	KHC	The Nasdaq Stock Market LLC
3.500% Senior Notes due 2029	KHC29	The Nasdaq Stock Market LLC
3.250% Senior Notes due 2033	KHC33	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| Large accelerated filer | ☒ | Accelerated filer | ☐ | | |
| Non-accelerated filer | ☐ | Smaller reporting company | ☐ | Emerging growth company | ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the shares of common stock held by non-affiliates of the registrant, computed by reference to the closing price of such stock as of the last business day of the registrant's most recently completed second quarter, was approximately $22 billion. As of February 7, 2026, there were 1,183,744,751 shares of the registrant's common stock outstanding.

Documents Incorporated by Reference

Portions of the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission in connection with its annual meeting of stockholders expected to be held on May 14, 2026 are incorporated by reference into Part III hereof.

Table of Contents

Unless the context otherwise requires, the terms "we," "us," "our," "Kraft Heinz," and the "Company" each refer to The Kraft Heinz Company and all of its consolidated subsidiaries.

Forward-Looking Statements

This Annual Report on Form 10-K contains a number of forward-looking statements. Words such as "anticipate," "reflect," "invest," "see," "make," "expect," "give," "deliver," "drive," "believe," "improve," "assess," "reassess," "remain," "evaluate," "grow," "will," "plan," "intend," and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our plans, impacts of accounting standards and guidance, growth, legal matters, taxes, costs and cost savings, impairments, and dividends, as well as statements regarding the previously announced separation of Kraft Heinz into two independent publicly traded companies, including the timing and structure of such separation, the pause of work related to the separation, the ability to effect the separation and to meet the condition thereto, the characteristics of the separated businesses and the expected benefits of the separation if completed. These forward-looking statements reflect management's current expectations and are not guarantees of future performance and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control.

Important factors that may affect our business and operations and that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, operating in a highly competitive industry; our ability to correctly predict, identify, and interpret changes in consumer preferences and demand, to offer new products to meet those changes, and to respond to competitive innovation; changes in the retail landscape or the loss of key retail customers; changes in our relationships with significant customers or suppliers, or in other business relationships; our ability to maintain, extend, and expand our reputation and brand image; our ability to effect the previously announced separation of Kraft Heinz into two independent publicly traded companies and to meet the conditions related thereto, including obtaining applicable regulatory approvals, if work related to the separation is resumed; negative effects of the announcement pendency of the separation, including the current pause on work related to the separation, on the market price of Kraft Heinz's securities and/or on Kraft Heinz's financial performance; uncertainty of the financial performance of the separated companies following completion of the separation; the ability of the separated companies to each succeed as a standalone publicly traded company following the separation; the possibility that the separation will not achieve its intended benefits, if completed; the possibility of disruption, including changes to existing business relationships, disputes, litigation or unanticipated costs in connection with the separation and uncertainty related thereto; the impact of the separation on Kraft Heinz's businesses and the risk that the separation may be more difficult, time-consuming or costly than expected, including the impact on Kraft Heinz's resources, systems, procedures and controls and diversion of management's attention and the impact and possible disruption of existing relationships with regulators, customers, suppliers, employees and other business counterparties; the ability to achieve anticipated capital structures in connection with the separation, including the future availability of credit and factors that may affect such availability; the ability to achieve anticipated credit ratings in connection with the separation; the ability to achieve anticipated tax treatments in connection with the separation and future, if any, divestitures, mergers, acquisitions and other portfolio changes and the impact of changes in relevant tax and other laws and regulations; the uncertainty of obtaining regulatory approvals in connection with the separation; our ability to leverage our brand value to compete against private label products; our ability to drive revenue growth in our key product categories or platforms, increase our market share, or add products that are in faster-growing and more profitable categories; product recalls or other product liability claims; weather or environmental conditions and trends, including the impacts from and responses to climate change; our ability to identify, complete, or realize the benefits from strategic acquisitions, divestitures, alliances, joint ventures, or investments; our ability to successfully execute our strategic initiatives; the impacts of our international operations; our ability to protect intellectual property rights; our ability to realize the anticipated benefits from prior or future streamlining actions to reduce fixed costs, simplify or improve processes, and improve our competitiveness; the influence of our largest stockholder; our level of indebtedness, as well as our ability to comply with covenants under our debt instruments; additional impairments of the carrying amounts of goodwill or other indefinite-lived intangible assets; foreign exchange rate fluctuations; volatility in commodity, energy, and other input costs; volatility in the market value of all or a portion of the commodity derivatives we use; compliance with laws and regulations and related legal claims or regulatory enforcement actions; failure to maintain an effective system of internal controls; a downgrade in our credit rating; the impact of sales of our common stock in the public market; the impact of our share repurchases or any change in our share repurchase activity; our ability to continue to pay a regular dividend and the amounts of any such dividends; disruptions in the global economy caused by geopolitical conflicts, unanticipated business disruptions and natural events in the locations in which we or our customers, suppliers, distributors, or regulators operate; economic and political conditions in the United States and various other nations where we do business (including inflationary pressures, the imposition of increased or new tariffs or other trade restrictions, instability in financial institutions, general economic slowdown, recession, or a potential U.S. federal government shutdown); changes in our management team or other key personnel and our ability to hire or retain key personnel or a highly skilled and diverse global workforce; our dependence on information technology and systems, including service interruptions, misappropriation of data, or breaches of security; increased pension, labor, and people-related expenses; changes in tax laws and interpretations and the final determination of tax audits, including transfer pricing matters, and any related litigation; volatility of capital markets and other macroeconomic factors; and other factors. For additional information on these and other factors that could affect our forward-looking statements, see Item 1A, *Risk Factors*. We disclaim and do not undertake any obligation to update, revise, or withdraw any forward-looking statement in this report, except as required by applicable law or regulation.

PART I

Item 1. Business.

General

We are driving transformation at The Kraft Heinz Company (Nasdaq: KHC), inspired by our Purpose, *Let's Make Life Delicious*. Consumers are at the center of everything we do. With 2025 net sales of approximately $25 billion, we are committed to growing our iconic and emerging food and beverage brands on a global scale. We leverage our scale and agility to unleash the full power of Kraft Heinz across a portfolio of eight consumer-driven product platforms. As global citizens, we're dedicated to making a sustainable, ethical impact while helping to feed the world in healthy, responsible ways.

On July 2, 2015, through a series of transactions, we consummated the merger of Kraft Foods Group, Inc. ("Kraft") with and into a wholly-owned subsidiary of H.J. Heinz Holding Corporation ("Heinz") (the "2015 Merger"). At the closing of the 2015 Merger, Heinz was renamed The Kraft Heinz Company, and H. J. Heinz Company changed its name to Kraft Heinz Foods Company ("KHFC"). On September 2, 2025, we announced our intention to separate our company into two independent publicly traded companies through a tax-free spin-off (the "Separation"). On February 11, 2026, we announced that the Kraft Heinz Board of Directors (the "Board") has decided to pause work related to the Separation. If work related to the Separation is resumed, the Separation would be subject to the satisfaction of customary conditions, including final approval by the Board, receipt of favorable tax opinions of our U.S. tax advisors with respect to the tax-free nature of the Separation, and the effectiveness of appropriate filings with the U.S. Securities and Exchange Commission.

We operate on a 52- or 53-week fiscal year ending on the last Saturday in December in each calendar year. Unless the context requires otherwise, references to years and quarters contained herein pertain to our fiscal years and fiscal quarters. Our 2025 fiscal year was a 52-week period that ended on December 27, 2025, our 2024 fiscal year was a 52-week period that ended on December 28, 2024, and our 2023 fiscal year was a 52-week period that ended on December 30, 2023.

Reportable Segments:

We manage our operating results through four operating segments: North America, Europe and Pacific Developed Markets ("EPDM" or "International Developed Markets"), West and East Emerging Markets ("WEEM"), and Asia Emerging Markets ("AEM"). We have two reportable segments defined by geographic region: North America and International Developed Markets. Our remaining operating segments, consisting of WEEM and AEM, are combined and disclosed as Emerging Markets.

See Note 21, *Segment Reporting*, in Item 8, *Financial Statements and Supplementary Data*, for our geographic financial information by segment.

Resources

Trademarks and Intellectual Property:

Our trademarks are material to our business and are among our most valuable assets. Depending on the country, trademarks generally remain valid for as long as they are in use or their registration status is maintained. Significant trademarks by segment based on net sales in 2025 were:

	Majority Owned and Licensed Trademarks
North America	*Kraft, Oscar Mayer, Heinz, Philadelphia, Lunchables, Velveeta, Ore-Ida, Capri Sun*, Maxwell House, Kool-Aid, Jell-O*
International Developed Markets	*Heinz, Golden Circle, Plasmon[a], Wattie's*
Emerging Markets[b]	*Heinz, Master, ABC, Quero, Kraft, Pudliszki*

(a) On December 31, 2025, in the first quarter of our fiscal year 2026, we divested our infant and specialty food business in Italy, which included our intellectual property rights to the *Plasmon* brand. See Note 5, *Acquisitions and Divestitures*, for additional information.

(b) Emerging Markets represents the aggregation of our WEEM and AEM operating segments.

*Used under license.

We sell certain products under brands we license from third parties. In 2025, brands used under licenses from third parties included *Capri Sun* packaged drink pouches for sale in our North America segment. We also grant certain licenses to third parties to use our intellectual property rights in select jurisdictions. In our agreements with an affiliate of Groupe Lactalis ("Lactalis"), we granted the other party various licenses to use certain of our and their respective intellectual property rights in perpetuity, including perpetual licenses for the *Kraft* and *Velveeta* brands for certain cheese products.

We also own numerous patents worldwide. We consider our portfolio of patents, patent applications, patent licenses under patents owned by third parties, proprietary trade secrets, technology, know-how processes, and related intellectual property rights to be material to our operations. Patents, issued or applied for, cover inventions ranging from packaging techniques to processes relating to specific products and to the products themselves. While our patent portfolio is material to our business, the loss of one patent or a group of related patents would not have a material adverse effect on our business.

Our issued patents extend for varying periods according to the date of the patent application filing or grant and the legal term of patents in the various countries where patent protection is obtained. The actual protection afforded by a patent, which can vary from country to country, depends upon the type of patent, the scope of its coverage as determined by the patent office or courts in the country, and the availability of legal remedies in the country.

Raw Materials and Packaging:

We manufacture (and contract for the manufacture of) our products from a wide variety of raw materials. We purchase and use large quantities of commodities, including dairy products, meat products, sugar and other sweeteners, coffee, tomato products, soybean and vegetable oils, eggs, other fruits and vegetables, and wheat and processed grains to manufacture our products. In addition, we purchase and use significant quantities of plastics, resin, cardboard, glass, paper and metal to package our products, and we use electricity, diesel fuel, and natural gas in the manufacturing and distribution of our products. For commodities that we use across many of our product categories we coordinate sourcing requirements and centralize procurement to leverage our scale. In addition, some of our product lines and brands separately source raw materials that are specific to their operations. We source these commodities from a variety of providers, ranging from large, international producers to smaller, local, independent sellers. Where appropriate, we seek to establish preferred purchaser status and have developed strategic partnerships with many of our suppliers with the objective of achieving favorable pricing and dependable supply for many of our commodities. The prices of raw materials that we use in our products are affected by external factors, such as global competition for resources, currency fluctuations, severe weather, including the impacts of global climate change, pandemics, geopolitical conflicts, consumer, industrial, or investment demand, and changes in governmental regulation and trade, tariffs, alternative energy, and agricultural programs. In 2025, we experienced increased inflationary pressures in our supply chain costs compared to the prior year period, due in part to the tariff and trade policy actions taken by the United States and foreign governments during the year. We expect these inflationary trends to moderate through 2026, although there continues to be significant uncertainty.

Our procurement teams monitor worldwide supply and cost trends so we can obtain ingredients and packaging needed for production at competitive prices. Although the prices of our principal raw materials can be expected to fluctuate, we believe there will be an adequate supply of the raw materials we use and that they are generally available from numerous sources. We use a range of hedging techniques in an effort to limit the impact of price fluctuations on many of our principal raw materials. However, we do not fully hedge against changes in commodity prices, and our hedging strategies may not protect us from increases in specific raw material costs. We actively monitor changes to commodity costs so that we can seek to mitigate the effect through pricing and other operational measures.

Research and Development

Our research and development efforts focus on achieving the following four objectives:

- product innovations, renovations, and new technologies to meet changing consumer needs, drive growth, and support our environmental and sustainability goals;
- world-class and uncompromising food safety, quality, and consistency;
- superior, consumer-preferred product and package performance; and
- continuous process, product, and supply chain optimization and productivity initiatives.

Competition

Our products are sold in highly competitive marketplaces, including e-commerce retailers, large-format retailers, and discounters. Our competitors include large national and international food and beverage companies and numerous local and regional companies. We compete with both branded and private label products sold by retailers, wholesalers, and cooperatives. We compete on the basis of product innovation, price, product quality, nutritional value, service, taste, convenience, brand recognition and loyalty, effectiveness of marketing and distribution, promotional activity, and the ability to identify and satisfy changing consumer preferences. Improving our market position or introducing new products requires substantial advertising, promotional, and research and development expenditures.

Sales

Sales and Customers:

Our products are sold through our own sales organizations and through independent brokers, agents, and distributors to chain, wholesale, cooperative, and independent grocery accounts; convenience, value, and club stores; pharmacies and drug stores; mass merchants; foodservice distributors; and institutions, including hotels, restaurants, bakeries, hospitals, health care facilities, and government agencies. Our products are also sold online through various e-commerce platforms and retailers.

We have key customers in different regions around the world. In 2025, the five largest customers in our North America segment accounted for approximately 46% of North America segment net sales, the five largest customers in our International Developed Markets segment accounted for approximately 27% of International Developed Markets net sales, and the five largest customers in Emerging Markets accounted for approximately 15% of Emerging Markets net sales. Our largest customer, Walmart Inc., represented approximately 21% of our net sales in 2025, 2024, and 2023. Both of our reportable segments have sales to Walmart Inc.

As of December 27, 2025, we manage our sales portfolio through eight consumer-driven product platforms. A platform is a lens created for the portfolio based on a grouping of consumer needs and includes the following for Kraft Heinz: Taste Elevation, Easy Ready Meals, Substantial Snacking, Desserts, Hydration, Cheese, Coffee and Meats.

Taste Elevation includes condiments, sauces, dressings, and spreads. Easy Ready Meals includes Kraft Mac & Cheese varieties, frozen potato products, and other frozen meals. Substantial Snacking includes Lunchables meal kits, frozen snacks, and pickles. Desserts includes dry packaged desserts, refrigerated ready to eat desserts, and other dessert toppings. Hydration includes ready to drink beverages, powdered beverages, and liquid concentrates. Cheese includes American sliced and recipe cheeses. Coffee includes mainstream coffee, coffee pods, and premium coffee. Meats include cold cuts, bacon, and hot dogs.

The platforms are modular and configurable by reportable segment and market and help us to manage and organize our business effectively by providing insight into our various product categories and brands. Further, each platform is assigned a role within our business to help inform our resource allocation and investment decisions, which are made at the operating segment level. These roles include Accelerate, Protect, and Balance. The role of a platform may also vary by reportable segment and market.

Net Sales by Platform:

Net sales by platform as a percentage of consolidated net sales for the periods presented were:

	December 27, 2025	December 28, 2024	December 30, 2023
ACCELERATE			
Taste Elevation	45 %	44 %	44 %
Easy Ready Meals	17 %	17 %	17 %
Substantial Snacking	6 %	6 %	6 %
PROTECT			
Desserts	5 %	4 %	4 %
Hydration	8 %	9 %	9 %
BALANCE			
Cheese	7 %	7 %	7 %
Coffee	3 %	3 %	3 %
Meats	8 %	8 %	8 %
Other	1 %	2 %	2 %

The net sales by platform for the years ended December 28, 2024 and December 30, 2023 presented in the table above has been corrected to conform to our previously disclosed platform definitions. The update had no impact on net sales or on the consolidated financial statements and we do not believe they are material to the consolidated financial statements.

Seasonality

Although crops constituting certain of our raw food ingredients are harvested on a seasonal basis, the majority of our products are produced throughout the year.

Seasonal factors inherent in our business change the demand for products, including holidays, changes in seasons, or other annual events. While these factors influence our quarterly net sales, operating income/(loss), and cash flows at the product level, unless the timing of such events shift period-over-period (e.g., a shift in Easter timing), this seasonality does not typically have a significant effect on our consolidated results of operations or segment results.

Government Regulation

The manufacture and sale of consumer food and beverage products is highly regulated. Our business operations, including the production, transportation, storage, distribution, sale, display, advertising, marketing, labeling, quality, nutritional value, and safety of our products and their ingredients, and our occupational safety, health, and privacy practices, are subject to various laws, regulations and executive orders. In the United States, our activities are subject to regulation by various federal government agencies, including the Food and Drug Administration, Department of Agriculture, Federal Trade Commission, Department of Labor, Department of Commerce, and Environmental Protection Agency, as well as various state and local agencies. We are also subject to numerous laws and regulations outside of the United States in markets where our products are manufactured, distributed, or sold, including laws and regulations governing food safety, health and safety, anti-corruption, and data privacy. In our business dealings, we are also required to comply with the U.S. Foreign Corrupt Practices Act ("FCPA"), the U.K. Bribery Act, the U.S. Trade Sanctions Reform and Export Enhancement Act, and various other anti-corruption regulations in the regions in which we operate. We rely on legal and operational compliance programs, as well as in-house and outside counsel, to guide our businesses in complying with applicable laws and regulations. In addition, regulatory regime changes may add cost and complexity to our compliance efforts.

Environmental Regulation:

Our activities throughout the world are highly regulated and subject to government oversight regarding environmental matters. Various laws concerning the handling, storage, and disposal of hazardous materials and the operation of facilities in environmentally sensitive locations may impact aspects of our operations.

In the United States, where a significant portion of our business operates, these laws and regulations include the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, and the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"). CERCLA imposes joint and several liability on each potentially responsible party. We are involved in a number of active proceedings in the United States under CERCLA (and other state actions under similar legislation) related to certain closed, inactive, or divested operations for which we retain liability.

As of December 27, 2025, we had accrued an amount we deemed appropriate for environmental remediation. Based on information currently available, we believe that the ultimate resolution of existing environmental remediation actions and our general compliance with environmental laws and regulations will not have a material effect on our earnings or financial condition. However, it is difficult to predict with certainty the potential impact of future compliance efforts and environmental remedial actions and, thus, future costs associated with such matters may exceed current reserves.

Human Capital Management

We are driven by our Values—*We are consumer obsessed, We dare to do better every day, We champion great people, We demand diversity, We do the right thing, and We own it,* and they are the foundation upon which our culture is built. They represent the expectations we have for ourselves and the environment we aspire to create for our Company.

Our people are at the heart of who we are at Kraft Heinz. We drive growth through high accountability, development and career opportunities, empowerment, and autonomy. We recognize and reward outstanding and differentiated performance at every level, creating a true spirit of ownership, ambition, and meritocracy. We strive to channel our employees' passion, curiosity, and attitude to make an impact on our future and our legacy by leading as learners, acting as owners, and being change agents. Our Board of Directors ("Board"), through the Human Capital and Compensation Committee, oversees our human resources strategy and key policies.

Engagement and Culture:

We are committed to attracting, developing, and retaining world-class talent and creating an engaging and inclusive culture that embodies our Values. As of December 27, 2025, Kraft Heinz had approximately 35,000 employees globally based in 40 countries, of whom approximately 16,000 were employed in the United States. Approximately sixty-two percent of our employees globally are dedicated to the production of our products. We are party to numerous collective bargaining agreements and believe that relations with our employees are generally good. Driven by our Value *We champion great people*, we support our employees' health, safety, and professional development and reward outstanding and differentiated performance at every level. Our rewards strategies (compensation, benefits, recognition, and wellbeing) aim to empower our employees to help themselves to LiveWell. LiveWell represents our total rewards offerings that are designed to attract and engage highly skilled and performance-oriented talent, meet individual and family needs, and inspire, celebrate, and engage our people and teams through enhanced interactions in moments that matter in an environment where employees feel productive, trusted, and empowered.

Guided by our Values, we conduct a global engagement survey annually to provide employees with an opportunity to share anonymous feedback with management across a variety of topic areas. The results and comments are reviewed by the Board, senior leadership, managers, and human resources to help determine where actions are needed to support our people and teams.

Our November 2025 survey showed that employee engagement remains high and above market relative to our benchmarks. The engagement score for our manufacturing survey achieved our highest score to date. Trailing 12-month retention remains healthy and in line with our targeted range.

We grow our people to grow our business. Our Employee Value Proposition is built on four core pillars:
- We develop people for greatness, unlocking their full potential through continuous learning and growth opportunities.
- We nurture an ownership-centric culture, encouraging people to act with autonomy and treat our business as their own.
- We drive impact by challenging the status quo, celebrating differences, and sparking innovation in pursuit of leading the future of food.
- We foster accountability through a streamlined corporate structure, disciplined cost management, the use of agile pods, and strategic AI adoption.

Over the past decade, we have been on a journey to create a workplace that resembles the consumers that we serve and provide delicious innovations that better serve our people, business, and communities.

We believe our culture sets us apart and underpins our efforts to strengthen the employee value proposition, which we view as important to future success. It fosters a Community of Owners, promotes a sense of belonging, and inspires us to lead the future of food.

Wellbeing and Safety:

Our employees' health, safety, and wellbeing are a top priority. We establish and administer company-wide policies and processes to protect the health, safety, and security of our employees, subcontractors, and all those who visit our facilities, and to comply with applicable regulations. We review and monitor our performance closely to drive improvement. To help us evaluate how effective our safety efforts are in lowering incidents rates, we use a Total Recordable Incident Rate ("TRIR"). TRIR is a medical incident rate based on the U.S. Occupational Safety and Health Administration ("OSHA") record-keeping criteria (injuries per 200,000 hours). Our TRIR globally was 0.40 in 2025 and 0.39 in 2024.

Our global LiveWell program focuses on four wellbeing elements — physical, emotional, financial, and social health — and provides specific programs and resources to support our employees and their families within each of these areas.

Learning and Development:

Through Ownerversity, our Kraft Heinz learning ecosystem, we provide learning opportunities for each of our employees, designed to inspire and grow talent within Kraft Heinz while developing employees' skills and competencies to help them navigate their career journey. Our learning and development offerings are created to enable employees to live our Value *We dare to do better every day* and own their personal learning and development. We believe this empowers employees to execute with excellence in their current role, accelerate their learning curves, and grow a great career. Through Ownerversity, employees have access to custom Kraft Heinz training, learning and development materials, and external content libraries and articles. In 2025 we launched KHAI, our first internal AI assistant at Kraft Heinz, to streamline everyday tasks, answer questions about employee programs, and support skill development, and Nadia, an AI-powered leadership coach designed to support growth and development.

Rewards and Compensation:

Our Total Rewards philosophy is to provide a meaningful and flexible spectrum of programs that support our workforce and their families, and complement Kraft Heinz' strategy and values. Total Rewards includes compensation elements of base pay and variable pay, healthcare, savings and insurance plans, wellbeing plans, employee recognition programs, and other voluntary elected benefits. We believe in recognizing and rewarding our people on their achievements and impact as they grow their careers with us. The plans are designed to be market competitive and data-driven to promote our high-performance and results-oriented growth culture and realize our Purpose to *Make Life Delicious* for employees and their families.

Ethics and Transparency:

The Kraft Heinz Ethics Helpline is available to our partners, suppliers, customers, and consumers to ask questions or report potential violations of various policies and ethical guidelines, including our Code of Conduct, Supplier Guiding Principles, and Global Human Rights Policy.

Information about our Executive Officers

The following are our executive officers as of February 7, 2026:

Name and Title	Age	Business Experience in the Past Five Years
Steve Cahillane, *Chief Executive Officer and Director*	60	Chief Executive Officer (since January 2026). President and Chief Executive Officer (October 2023 to December 2025) at Kellanova, a global snacking, international cereal and noodles, and North American frozen foods company. Chairman and Chief Executive Officer (October 2017 to October 2023) at Kellogg Company, a multinational food manufacturing company.
Andre Maciel, *Executive Vice President and Global Chief Financial Officer*	51	Executive Vice President and Global Chief Financial Officer (since March 2022); Senior Vice President, U.S. Chief Financial Officer, and Head of Digital Transformation (September 2019 to March 2022); Managing Director, Continental Europe (January to August 2019); Chief Financial Officer, U.S. (2017 to January 2019); and Head of U.S. Commercial Finance (2015 to 2017).
Janelle Aydin *Global Chief Procurement and Sustainability Officer*	45	Global Chief Procurement and Sustainability Officer (since August 2025); Chief Procurement and Sustainability Officer, North America Zone (January 2024 to July 2025); and Chief Procurement Officer, North America Zone (January to December 2023). Global Chief Procurement Officer (May 2019 to January 2023) at Diageo plc, a multinational alcoholic beverage company.
Rodolfo Camacho *Global Chief People Officer*	37	Global Chief People Officer (since August 2025); Global Chief Talent and Rewards Officer (January 2024 to July 2025); and Chief People Officer, International Zone (January 2020 to December 2023).
Diana Frost, *Global Chief Growth Officer*	43	Global Chief Growth Officer (since December 2023); Chief Growth Officer, North America (August to December 2023); Head of North America Disruption and Canada Chief Marketing Officer (January to August 2022); and Chief Growth Officer, Canada (September 2020 to December 2021). Head of Portfolio Transformation, Mars Wrigley (January 2019 to September 2020) at Mars, Incorporated, a multinational confections company.
Pedro Navio, *Executive Vice President and President, North America*	45	Executive Vice President and President, North America (since December 2023); President – Taste, Meals, and Away From Home (March 2022 to December 2023); President, Latin America (November 2019 to February 2022); and President, Brazil (2017 to November 2019).
Cory Onell, *Executive Vice President and Chief Omnichannel Sales and Asian Emerging Markets Officer*	52	Executive Vice President and Chief Omnichannel Sales and Asian Emerging Markets Officer (since December 2023) and Chief Sales Officer, U.S. (August 2020 to December 2023). Senior Vice President and Head of U.S. Retail Sales (April to July 2020) at The J. M. Smucker Company, a food and beverage company. Senior Vice President, Sales (2017 to April 2020) at Campbell.
Flávio Barros Torres, *Executive Vice President and Global Chief Supply Chain Officer*	56	Executive Vice President and Global Chief Supply Chain Officer (since December 2021); and Head of Global Operations (January 2020 to December 2021). Global Operations Vice President (2017 to 2019) at Anheuser-Busch InBev SA/NV, a multinational drink and brewing holdings company.
Angel Willis *Executive Vice President, Global General Counsel and Corporate Affairs Officer*	55	Executive Vice President, Global General Counsel and Corporate Affairs Officer (since November 2024); and Vice President, General Counsel and Secretary (January 2019 to November 2024) at Sealed Air Corporation, a global provider of packaging solutions.

Available Information

Our website address is www.kraftheinzcompany.com. We use our investor relations website, ir.kraftheinzcompany.com, as a routine channel for distribution of important, and often material, information about Kraft Heinz, including quarterly and annual earnings results and presentations, press releases and other announcements, webcasts, analyst presentations, investor days, sustainability initiatives, financial information, and corporate governance practices, as well as archives of past presentations and events. We encourage you to follow our investor relations website in addition to our filings with the SEC to receive timely information about the Company. The information on our website is not part of this Annual Report on Form 10-K and shall not be deemed to be incorporated by reference into this report or any other filings we make with the SEC. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), are available free of charge on our website as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC. In addition, the SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers, including Kraft Heinz, that are electronically filed with the SEC.

Item 1A. Risk Factors.

Our business is subject to various risks and uncertainties. In addition to the risks described elsewhere in this Annual Report on

Form 10-K, any of the risks and uncertainties described below could materially adversely affect our business, financial condition, and results of operations and should be considered when evaluating Kraft Heinz. Although the risks are organized and described separately, many of the risks are interrelated. Some of the factors, events, and contingencies discussed below may have occurred in the past, and the disclosures below are not representations as to whether or not the factors, events or contingencies have occurred in the past, but are provided because future occurrences of such factors, events, or contingencies could have a material adverse effect. While we believe we have identified and discussed the material risks affecting our business below, there may be additional risks and uncertainties that are not presently known or that are not currently believed to be material that may adversely affect our business, performance, or financial condition in the future.

Industry Risks

We operate in a highly competitive industry.

The food and beverage industry is highly competitive across all of our product offerings. Our principal competitors in these categories are manufacturers and retailers with their own branded and private label products. We compete based on product innovation, price, product quality, nutritional value, service, taste, convenience, brand recognition and loyalty, effectiveness of marketing and distribution, promotional activity, and the ability to identify and satisfy changing consumer preferences.

We may need to reduce our prices, or be restricted or delayed in our ability to increase prices, in response to competitive, customer, consumer, regulatory, or macroeconomic pressures, including pressures related to private label products that are generally sold at lower prices. These pressures have restricted, and may in the future continue to restrict, our ability to increase prices and maintain those price increases in response to commodity and other cost increases, including those related to inflationary pressures. Furthermore, our competitors may attempt to gain market share by offering products at prices at or below those typically offered by our company, which may require us to increase spending on advertising and promotions and/or reduce prices. Failure to effectively assess, timely change, and properly set pricing, promotions, or trade incentives may negatively impact our ability to achieve our objectives.

In addition, in order to remain competitive, we rely on our ability to secure new retailers and maintain or add shelf space for our products. If we are unable to secure sufficient and attractive shelf space, adequate product visibility, and attractive pricing for our products with retailers, our products may be disadvantaged against our competitors. Even if we obtain preferred product visibility and shelf space, our new and existing products may fail to achieve the sales expectations set by retailers, which may cause these retailers to remove our products from their shelves.

Our products are sold in highly competitive marketplaces, including e-commerce retailers, large-format retailers, and discounters. Competition amongst retailers may create consumer price deflation, affecting our retail customer relationships and presenting additional challenges to increasing prices in response to commodity or other cost increases. We may also need to increase or reallocate spending on marketing, retail trade incentives, advertising, and new product, platform, or channel innovation to maintain or increase market share. These expenditures are subject to risks, including uncertainties about trade and consumer acceptance of our efforts. If we are unable to compete effectively, our profitability, financial condition, and operating results may decline.

Our success depends on our ability to correctly predict, identify, and interpret changes in consumer preferences and demand, to offer new products to meet those changes, and to respond to competitive innovation.

Consumer preferences for food and beverage products change continually and rapidly. Our success depends on our ability to predict, identify, and interpret the tastes and dietary habits of consumers. We must continue to offer products that appeal to consumers, including with respect to their health and wellness preferences and changing consumption patterns, such as those potentially associated with weight-loss drugs. If we do not offer products that appeal to consumers, our sales and market share will decrease, which could materially and adversely affect our financial condition, and operating results. Further, changing consumer preferences relating to the healthiness or desirability of ingredients, components, or substances present or allegedly present in our products or packaging could negatively impact our product sales, financial condition, and operating results if we are unsuccessful in our efforts to satisfy consumer preferences.

Moreover, weak economic conditions, recessions, inflation, severe or unusual weather events, pandemics, geopolitical conflicts, public boycotts, as well as other factors, could affect consumer preferences and demand, at times, causing a strain on our supply chain due, in part, to retailers, distributors, or carriers modifying their restocking, fulfillment, or shipping practices. Failure to adequately respond to these changes could adversely affect our product sales, financial condition, and operating results.

We must distinguish between short-term trends and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied consumer base, we must offer an array of products that satisfies a broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories or platforms, or if we do not rapidly develop products in faster-growing or more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and operating results.

Prolonged negative perceptions concerning the health, environmental, or social implications of certain food and beverage products, ingredients, additives, preservatives or packaging materials could influence consumer preferences and acceptance of our products and marketing programs. Our ability to refine the ingredient and nutrition profiles of and packaging for our products as well as to maintain focus on ethical sourcing and supply chain management opportunities to address evolving consumer preferences are important to our growth. We strive to respond to consumer preferences and social expectations, but we may not be successful in our efforts. Continued negative perceptions and failure to satisfy consumer preferences could materially and adversely affect our product sales, financial condition, and operating results.

In addition, our growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. There are inherent risks associated with new product or packaging introductions, including uncertainties about trade and consumer acceptance or potential impacts on our existing product offerings. We may be required to increase expenditures for new product development. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect, and maintain necessary intellectual property rights, and to avoid infringing upon the intellectual property rights of others. We must also be able to respond successfully to technological advances by our competitors (including artificial intelligence, machine learning, and augmented reality, which may become critical in interpreting consumer preferences in the future), and failure to do so could compromise our competitive position and impact our product sales, financial condition, and operating results.

Changes in the retail landscape or the loss of key retail customers could adversely affect our financial performance.

The retail landscape has experienced, and may continue to experience, the consolidation of ownership of retailers and the presence of buying groups resulting in increased purchasing power. Retail customers, such as supermarkets, warehouse clubs, and food distributors in our major markets, may continue to consolidate, resulting in fewer but larger customers for our business across various channels. These larger customers may seek to leverage their positions to improve their profitability by demanding improved efficiency, lower pricing, more favorable terms, increased promotional programs, or specifically tailored product offerings. In addition, larger retailers have scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own private label products. Retail consolidation and increasing retailer power could materially and adversely affect our product sales, financial condition, and operating results.

In addition, technology-based systems, which give consumers the ability to shop through e-commerce websites and mobile commerce applications, are also significantly altering the retail landscape in many of our markets. If we are unable to adjust to developments in these changing landscapes, we may be disadvantaged in key channels and with certain consumers, which could materially and adversely affect our product sales, financial condition, and operating results.

Changes in our relationships with significant customers or suppliers, or in other business relationships, could adversely impact us.

We derive significant portions of our sales from certain significant customers (see *Sales and Customers* within Item 1, *Business*). Some or all of our significant customers may not continue to purchase our products in the same mix or quantities or on the same terms as in the past, particularly as increasingly powerful retailers may demand lower pricing and focus on developing their own brands. The loss of a significant customer or a material reduction in sales or a change in the mix of products we sell to a significant customer could materially and adversely affect our product sales, financial condition, and operating results.

Disputes with significant suppliers, including disputes related to pricing or performance, could adversely affect our ability to supply products to our customers and could materially and adversely affect our product sales, financial condition, and operating results. In addition, terminations of relationships with other significant contractual counterparties, including licensors, could adversely affect our portfolio, product sales, financial condition, and operating results.

In addition, the financial condition of such customers, suppliers, and other significant contractual counterparties are affected in large part by conditions and events that are beyond our control. Significant deterioration in the financial conditions of significant customers or suppliers, or in other business relationships, could materially and adversely affect our product sales, financial condition, and operating results.

Maintaining, extending, and expanding our reputation and brand image are essential to our business success.

We have many iconic brands with long-standing consumer recognition across the globe. Our success depends on our ability to maintain brand image for our existing products, extend our brands to new platforms, and expand our brand image with new product offerings.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Negative perceptions of food and beverage marketing could adversely affect our brand image or lead to stricter regulations and scrutiny of our marketing practices. In 2025, we announced our commitment to remove Food, Drug & Cosmetic ("FD&C") colors from our U.S. portfolio by the end of 2027. If we fail to achieve, or are perceived to have failed or been delayed in achieving, or improperly report on our progress toward achieving this goal, it could negatively affect our reputation or brand image. Moreover, adverse publicity about legal or regulatory action against us, our quality and safety, our environmental or social impacts, human capital and governance practices or positions, our products becoming unavailable to consumers, or our suppliers (including as a result of human rights issues) and, in some cases, our competitors, could damage our reputation and brand image, undermine our customers' or consumers' confidence, and reduce demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. Furthermore, existing or increased legal or regulatory restrictions on our advertising, consumer promotions, and marketing, or our response to those restrictions, could limit our efforts to maintain, extend, and expand our brands.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information, including misinformation, and opinions can be shared. Negative posts or comments about us, our brands or our products, or our suppliers and, in some cases, our competitors, on social or digital media, whether or not valid, could seriously damage our brands and reputation. In addition, we might fail to appropriately target our marketing efforts, anticipate consumer preferences, or invest sufficiently in maintaining and expanding our brand image. Placement of our advertisements in social and digital media may also result in damage to our brands if the media itself experiences negative publicity. If we do not maintain and expand our reputation or brand image, then our product sales, financial condition, and operating results could be materially and adversely affected.

We must leverage our brand value to compete against private label products.

In nearly all of our product categories, we compete with branded products as well as private label products, which are typically sold at lower prices. Our products must provide higher value or quality to consumers than alternatives, particularly during periods of economic uncertainty. Consumers may not buy our products if relative differences in value or quality between our products and private label products change in favor of competitors' products or if consumers perceive such a change. If consumers prefer private label products, then we could lose market share or sales volume, or our product mix could shift to lower margin offerings. A change in consumer preferences could also cause us to increase capital, marketing, and other expenditures, which could materially and adversely affect our product sales, financial condition, and operating results.

We may be unable to drive revenue growth in our key product categories or platforms, increase our market share, or add products that are in faster-growing and more profitable categories.

Our future results will depend on our ability to drive revenue growth in our key product categories or platforms as well as growth in the food and beverage industry in the geographies in which we operate. Our future results will also depend on our ability to enhance our portfolio by adding innovative new products in faster-growing and more profitable categories or platforms and our ability to increase market share in our existing product categories or platforms. Our failure to drive revenue growth, limit market share decreases in our key product categories or platforms, or develop innovative products for new and existing categories or platforms could materially and adversely affect our product sales, financial condition, and operating results.

Product recalls or other product liability claims could materially and adversely affect us.

Selling products for human consumption involves inherent legal and other risks, including product contamination, spoilage, product tampering, allergens, or other adulteration. We have decided and could in the future decide to, and have been or could in the future be required to, recall products due to suspected or confirmed product contamination, adulteration, product mislabeling or misbranding, tampering, undeclared allergens, or other deficiencies. Product recalls or market withdrawals could result in significant losses due to their costs, the destruction of product inventory, and lost sales due to the unavailability of the product for a period of time.

We could also be adversely affected if consumers lose confidence in the safety and quality of our food products or ingredients, or the food safety system generally. Adverse attention about these types of concerns, whether or not valid, may damage our reputation, discourage consumers from buying our products, or cause production and delivery disruptions that could negatively impact our net sales and financial condition.

We may also suffer losses if our products or operations violate applicable laws or regulations or if our products cause injury, illness, or death. In addition, our marketing could face claims of false or deceptive advertising or other criticism. A significant product liability or other legal judgment or a related regulatory enforcement action against us, or a significant product recall, may materially and adversely affect our reputation and profitability. Moreover, even if a product liability or fraud claim is unsuccessful, has no merit, or is not pursued to conclusion, the negative publicity surrounding assertions against our products or processes could materially and adversely affect our product sales, financial condition, and operating results.

Changes in environmental conditions and responsive legislation or regulation may have a long-term adverse impact on our business and results of operations.

The gradual increase in global average temperatures is projected to contribute to significant changes in weather patterns in the regions where we and our suppliers operate, including an increase in the frequency and severity of natural disasters, and changes in agricultural productivity. Increased natural disasters and decreased agricultural productivity in such regions may limit the availability or increase the cost of the natural resources and commodities used in the production of our products. Changing or severe weather and environmental conditions could also affect our ability, and our suppliers' ability, to procure necessary commodities at costs and in quantities we currently experience and may require us to increase costs or make additional unplanned capital expenditures. Further, an increase in the frequency and severity of natural disasters could result in disruptions for us, our customers, suppliers, vendors, co-manufacturers, and distributors and impact our employees' abilities to commute or work from home effectively. These disruptions could make it more difficult and costly for us to deliver our products, obtain raw materials or other supplies through our supply chain, maintain or resume operations, or perform other critical corporate functions, could reduce customer demand for our products, and could increase the cost of insurance.

Additionally, there is a heightened focus by foreign, federal, state, and local regulatory and legislative bodies regarding environmental policies relating to a changing environment, including as a result of climate change, such as regulating greenhouse gas emissions (including carbon pricing or a carbon tax), energy policies, and disclosure obligations. Increased energy or compliance costs and expenses due to, and additional legal or regulatory requirements regarding, changing environmental conditions and climate change could be costly and may cause disruptions in, or an increase in the costs associated with, the running of our manufacturing and processing facilities and our business, as well as increase distribution and supply chain costs. Moreover, compliance with any such legal or regulatory requirements may require us to make significant changes to our business operations and long-term operating plans, which will likely incur substantial time, attention, and costs. Even if we make changes to align ourselves with such legal or regulatory requirements, we may still be subject to significant penalties if such laws and regulations are interpreted and applied in a manner inconsistent with our practices. The effects of a changing environment and responsive legal or regulatory initiatives could have a long-term adverse impact on our business and results of operations.

Finally, we might face increasing scrutiny from the media, stockholders, activists, customers, enforcement authorities and other stakeholders who have conflicting views on climate change and other sustainability-related matters. Our published activities, progress, objectives, and priorities on these topics may not satisfy all of our stakeholders and could result in adverse publicity or legal liability and negatively affect consumer preferences for our products, investor confidence in our stock, and our business and reputation. Additionally, we may become the target of litigation, investigations, or other proceedings initiated by government authorities or private actors alleging that our activities or positions related to sustainability-related matters are anti-competitive, discriminatory or otherwise unlawful. From time to time we establish and publicly announce sustainability-related goals, commitments, and aspirations, including to reduce our impact on the environment. Our ability to achieve any stated goal or objective is subject to numerous factors and conditions, many of which are outside of our control. Examples of such factors include evolving regulatory requirements affecting sustainability standards or disclosures or imposing different requirements, the pace of changes in technology, the availability of requisite financing, and the availability of suppliers that can meet our sustainability and other standards. Furthermore, standards for tracking and reporting, as well as our processes and controls for reporting sustainability and other matters across our organization continue to evolve. Sustainability-related disclosures that may be required by the European Union and other foreign, federal, state, and local regulatory and legislative bodies (including, but not limited to, the European Union's Corporate Sustainability Reporting Directive and Corporate Sustainability Due Diligence Directive and the state of California's climate disclosure requirements), may change over time, which could result in significant revisions to our current goals, reported progress in achieving such goals, or ability to achieve such goals in the future.

Business Risks

The Separation is subject to various risks and uncertainties, involves significant time, expense, and resources and may be further delayed or we may decide to cease work related to the Separation entirely.

On September 2, 2025, we announced our intention to separate our company into two independent publicly traded companies through a tax-free spin-off. On February 11, 2026, we announced that the Board has decided to pause work related to the Separation. If work related to the Separation is resumed, the Separation would be subject to the satisfaction of customary conditions, including final approval by the Board, receipt of favorable tax opinions of our U.S. tax advisors with respect to the tax-free nature of the Separation, and the effectiveness of appropriate filings with the U.S. Securities and Exchange

Commission. The failure to satisfy any of the required conditions could further delay the completion of the Separation or prevent it from occurring at all.

The Separation is complex in nature, and unanticipated developments or changes, including changes in the law, macroeconomic environment, regulatory and political conditions and competitive conditions of our markets, the need both to receive regulatory approvals or clearances and to satisfy the requirements to effectuate a generally tax-free transaction, the uncertainty of the financial markets and challenges in executing the Separation, could further delay or prevent the completion of the Separation or cause the Separation to occur on terms or conditions that are different or less favorable than expected. Any changes to the Separation or further delay in completing the Separation could cause us not to realize some or all of the expected benefits, or realize them on a different timeline than currently expected. Further, our Board could decide, either because of a failure of conditions or because of market or other factors, to further delay or abandon the Separation. No assurance can be given as to whether and when the Separation will occur.

Whether or not we complete the Separation, our ongoing business may be adversely affected and we may be subject to certain risks and consequences if we pursue the Separation, including the following:

- The process of completing the Separation will be time-consuming and involve significant additional costs and expenses, which may not yield a discernible benefit if the Separation is not completed, and pausing efforts on the Separation could lead to higher execution costs and expenses, if we resume efforts to pursue the Separation, than we would have otherwise incurred without such pause.
- Executing the Separation will require significant time and attention from our senior management and employees, which may divert management's attention from operating and growing our business and could adversely affect our business, financial condition, results of operations, or cash flows.
- We may also experience increased difficulties in attracting, retaining, and motivating employees during the pendency of the Separation and following completion of the Separation, which could harm our businesses.
- The assumptions underlying expectations regarding the integration process, including with respect to the Separation may prove to be faulty and/or inaccurate.
- Some of our customers or suppliers may delay or defer decisions or may end their relationships with us.
- We may experience negative reactions from the financial markets if we fail to complete the Separation or fail to complete it on a timely basis.
- The announcement of the Separation, and any changes regarding the timing of the Separation, may create greater volatility in the trading price of our shares and potentially cause market prices to decline.

Any of the above factors could cause the Separation (or the failure to execute the Separation) to have a material adverse effect on our business, financial condition, results of operations, or cash flows.

The Separation if completed, may not achieve the anticipated benefits and will expose us to new risks.

We may not realize the anticipated strategic, financial, operational, or other benefits from the Separation if completed. We cannot predict with certainty when the benefits expected from the Separation will occur or the extent to which they will be achieved. If the Separation is completed, our operational and financial profile will change and we will face new risks. As independent, publicly traded companies, the newly created companies will each be smaller, less-diversified companies and may be more vulnerable to changing market conditions. There is no assurance that following the Separation each separated company will be successful. The announcement and/or completion of the Separation, as well as any delays relating to the completion of the Separation, may cause uncertainty for or disruptions with our customers, partners, suppliers, and employees, which may negatively impact these relationships or our operations. In addition, we will incur one-time costs and ongoing costs in connection with, or as a result of, the Separation, including costs of operating as independent, publicly-traded companies that the two businesses will no longer be able to share. Those costs may exceed our estimates or could negate some of the benefits we expect to realize. Further, our future effective tax rate, which is impacted by a number of factors including changes in the valuation of our deferred tax assets and liabilities, changes in geographic mix of income, changes in expenses not deductible for tax, and changes in available tax credits, may be negatively impacted for each separated company due to deviations in these factors from our current estimates, such as changes to our current assessments of the realization of existing deferred tax assets. If we do not realize the intended benefits or if our costs exceed our estimates, the separated businesses could suffer a material adverse effect on their respective business, financial condition, results of operations, or cash flows.

The Separation if completed, may adversely impact our ability to access the capital markets and our cost of capital.

The Separation may have the effect of, among other things:

- Requiring us to dedicate significant cash flow to our debt, including, without limitation, the payment of principal and interest, payment of costs associated with the refinancing, repayment, redemption, repurchase, defeasance, discharge or exchange of the Company's outstanding debt, and payment of costs associated with the Separation, which will reduce funds we have available for other purposes.

- Exposing us to interest rate risk at the time of refinancing outstanding debt or on the portion of our debt obligations that are issued at variable rates.

- Increasing the borrowing costs associated with the re-allocation or taking on of new debt.

- Although we expect to maintain investment grade ratings, resulting in downgrades of our credit ratings leading to increased borrowing costs to the Company.

Our primary sources of liquidity to finance operations, including stock repurchases and dividends on our common stock, is cash generated by our businesses and access to the debt capital markets. Further, in connection with the Separation, we may repay, redeem, repurchase, defease, discharge or exchange some or all of our senior notes, of which there are approximately $20.9 billion aggregate principal amount outstanding, with maturities in years starting in 2026 through 2050. If our ability to continue to raise money in the debt capital markets is impaired, or if there is a significant increase in the cost of debt, there could be an adverse effect on our liquidity. If we are unable to generate sufficient cash flow or maintain access to adequate external financing, it could impact our current operations, activities under our current and future stock buyback programs, and our growth opportunities, which could have a material adverse effect on our business, financial condition, results of operations, or cash flows.

If the Separation and/or certain related transactions do not qualify as transactions that are generally tax-free for U.S. federal income tax purposes, we and our stockholders could be subject to significant tax liabilities.

Notwithstanding that we intend to structure the Separation to generally be a tax-free transaction, there is no assurance that the spin-off and/or certain related transactions will qualify for this treatment. If the spin-off and/or certain related transactions are completed and are ultimately determined to be taxable, we and our stockholders could be subject to significant U.S. federal income taxes.

Following the Separation, the price of shares of the Company's common stock may fluctuate significantly.

The Company cannot predict the effect of the Separation on the trading price of shares of its common stock, and the market value of shares of its common stock may be less than, equal to or greater than the market value of shares of its common stock prior to the Separation. In addition, the price of the Company's common stock may be more volatile around the time of the Separation.

We may not successfully identify, complete, or realize the benefits from strategic acquisitions, divestitures, alliances, joint ventures, or investments.

From time to time, we have evaluated and may continue to evaluate acquisition candidates, divestiture opportunities, alliances, joint ventures, or investments that may strategically fit our business objectives. These activities may present financial managerial, and operational risks including, but not limited to, diversion of management's attention from existing core businesses; adverse effects on existing or acquired customer and supplier business relationships; and potential disputes with buyers, sellers, or partners. Further, such activities in certain areas are regulated by numerous antitrust and competition laws in the United States, Canada, the European Union, the United Kingdom, and elsewhere. We have in the past and may in the future be required to obtain approval of these transactions by competition authorities or to satisfy other legal requirements, and we may be unable to obtain such approvals or satisfy such requirements, each of which may result in additional costs, time delays, or our inability to complete such transactions, which could materially and adversely affect our financial condition and operating results.

To the extent we undertake acquisitions, alliances, joint ventures, or investments we may face difficulties integrating, or be unable to integrate, the new business operations within our current sourcing, distribution, information technology systems, and control environment. Additionally, we may face risks related to the integration of personnel. Further, for these activities which occur in foreign jurisdiction, we may be subject to additional risks as discussed below under the risk factor titled "*Our international operations subject us to additional risks and costs and may cause our profitability to decline.*"

To the extent we pursue divestiture opportunities, we may face additional risks related to such activities. For example, risks related to our ability to find appropriate buyers, obtain applicable regulatory and governmental approvals, execute transactions on favorable terms, separate divested business operations with minimal impact to our remaining operations, and effectively manage any transitional service arrangements. Further, our divestiture activities have in the past required, and may in the future require, us to recognize impairment charges. Any of these factors could materially and adversely affect our financial condition and operating results.

We may not successfully complete any planned strategic initiatives, including achieving any previously announced productivity efficiencies and financial targets, any new business may not be profitable or meet our expectations, or any divestiture may not be completed without disruption. Any of these challenges could hinder our success in new markets or new distribution channels, and could adversely affect our results of operations and financial condition.

Our international operations subject us to additional risks and costs and may cause our profitability to decline.

We are a global company with sales and operations in numerous countries within developed and emerging markets. Approximately 33% of our 2025 net sales were generated outside of the United States. As a result, we are subject to risks inherent in global operations. These risks, which can vary substantially by market, are described in many of the risk factors discussed in this section, and also include:

- compliance with U.S. laws affecting operations outside of the United States, including anti-bribery and corruption laws such as the FCPA;
- changes in the mix of earnings in countries with differing statutory tax rates, the valuation of deferred tax assets and liabilities, tax laws or their interpretations, or tax audit implications;
- the imposition of increased or new tariffs, quotas, trade barriers, or similar restrictions on our sales or imports (including those that may affect our sourcing operations and the availability of raw materials and commodities), trade agreements, regulations, taxes, or policies that might negatively affect our sales or costs;
- foreign currency devaluations or fluctuations in foreign currency values, including risks arising from the significant and rapid fluctuations in foreign currency exchange markets and the decisions made and positions taken to hedge such volatility;
- compliance with antitrust and competition laws, data privacy laws, human rights laws, and a variety of other local, national, and multi-national regulations and laws in multiple jurisdictions;
- discriminatory or conflicting fiscal policies in or across foreign jurisdictions;
- changes in capital controls, including foreign currency exchange controls, governmental foreign currency policies, or other limits on our ability to import raw materials or finished product into various countries or repatriate cash from outside the United States;
- challenges associated with cross-border product distribution, including economic sanctions, export controls, and labor restrictions;
- changes in local regulations and laws, the uncertainty of enforcement of remedies in foreign jurisdictions, and foreign ownership restrictions and the potential for nationalization or expropriation of property or other resources;
- risks and costs associated with political and economic instability, military conflict, corruption, anti-American sentiment, and social and ethnic unrest in the countries in which we operate;
- the risks of operating in developing or emerging markets in which there are significant uncertainties regarding the interpretation, application, and enforceability of laws and regulations and the enforceability of contract rights and intellectual property rights;
- changing labor conditions and difficulties in staffing our operations;
- greater risk of uncollectible accounts or trade receivables and longer collection cycles; and
- design, implementation, and use of effective control environment processes across our various operations and employee base.

Slow economic growth, inflation, or high unemployment in the markets in which we operate could constrain consumer spending, and declining consumer purchasing power could adversely impact our profitability. Any of these factors could materially and adversely affect our product sales, financial condition, and results of operations.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products and brands.

We consider our intellectual property rights, particularly and most notably our trademarks, but also our patents, trade secrets, trade dress, copyrights, and licensing agreements, to be a significant and valuable aspect of our business. We attempt to protect our intellectual property rights through a combination of patent, trademark, copyright, trade secret, and trade dress laws, as well as licensing agreements, third-party nondisclosure and assignment agreements, policing of third-party misuses of our intellectual property, and securing our information technology systems. Our failure to develop or adequately protect our trademarks, products, new features of our products, or our technology, or any change in law or other changes that serve to lessen or remove the current legal protections of our intellectual property, may diminish our competitiveness and could materially and adversely affect our product sales, business, and financial condition. We also license certain intellectual property, most notably trademarks, from third parties. To the extent that we are not able to contract with these third parties on favorable terms or maintain our relationships with these third parties, our rights to use certain intellectual property could be impacted, which may adversely impact our results from operations.

We may be unaware of intellectual property rights of others that may cover some of our technology, brands, or products. Any litigation regarding patents or other intellectual property could be costly and time-consuming and could divert the attention of our management and key personnel from our business operations. Third-party claims of intellectual property infringement might also require us to enter into costly license agreements. We also may be subject to significant damages or injunctions against development and sale of certain products.

We may be unable to realize the anticipated benefits from prior or future initiatives to reduce fixed costs, simplify or improve processes, or improve our competitiveness.

We have evaluated and implemented a number of strategic initiatives with the intention of enabling us to reduce costs, improve productivity, and improve our competitiveness. Our future success may depend upon our ability to realize the benefits of these or other cost-saving initiatives. In addition, certain of our initiatives may lead to increased costs in other aspects of our business such as increased conversion, outsourcing, or distribution costs. We must accurately predict anticipated costs and be efficient in executing any plans to achieve these initiatives. To capitalize on our efforts, we must carefully evaluate investments in our business and execute in those areas with the most potential return on investment, and operate efficiently in the highly competitive food and beverage industry, particularly in an environment of increased competition. If we are unable to realize the anticipated benefits from these efforts, we could be cost disadvantaged in the marketplace, and our competitiveness, production, profitability, financial condition, and operating results could be adversely affected.

Berkshire Hathaway Inc. has the ability to exert influence over us and significant influence over matters requiring stockholder approval.

As of January 16, 2026, Berkshire Hathaway Inc. ("Berkshire Hathaway") owns approximately 27.5% of our common stock. As a result, Berkshire Hathaway has influence over any action requiring the approval of the holders of our common stock, including adopting any amendments to our charter, electing directors, and approving mergers or sales of substantially all of our capital stock or assets. In addition, Berkshire Hathaway is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Berkshire Hathaway may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those opportunities may not be available to us.

Financial Risks

Our level of indebtedness, as well as our ability to comply with covenants under our debt instruments, could adversely affect our business and financial condition.

We have a substantial amount of indebtedness and are permitted to incur a substantial amount of additional indebtedness, including secured debt. Our existing debt, together with any incurrence of additional indebtedness, could have important consequences, including, but not limited to:

- increasing our vulnerability to general adverse economic and industry conditions;
- limiting our ability to obtain additional financing for working capital, capital expenditures, research and development, debt service requirements, acquisitions, and general corporate or other purposes;
- resulting in a downgrade to our credit rating, which could adversely affect our cost of funds, including our commercial paper programs, liquidity, and access to capital markets;
- restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;
- limiting our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to our competitors who are not as highly leveraged;
- making it more difficult for us to make payments on our existing indebtedness;
- requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund our operations, payments of dividends, capital expenditures, stock repurchases, and future business opportunities;
- exposing us to risks related to fluctuations in foreign currency, as we earn profits in a variety of foreign currencies and the majority of our debt is denominated in U.S. dollars; and
- in the case of any additional indebtedness, exacerbating the risks associated with our substantial financial leverage.

In addition, we may not generate sufficient cash flow from operations or future debt or equity financings may not be available to us to enable us to pay our indebtedness or to fund other needs. As a result, we may need to refinance all or a portion of our indebtedness on or before maturity. We may not be able to refinance any of our indebtedness on favorable terms, or at all. Any inability to generate sufficient cash flow or to refinance our indebtedness on favorable terms could have a material adverse effect on our financial condition.

Our debt instruments contain customary representations, warranties, and covenants, including a financial covenant in our senior unsecured revolving credit facility (the "Senior Credit Facility") to maintain a minimum shareholders' equity balance (excluding accumulated other comprehensive income/(losses)). The creditors who hold our debt could accelerate amounts due in the event that we default, which could potentially trigger a default or acceleration of the maturity of our other debt. If our operating performance declines, or if we are unable to comply with any covenant, such as our ability to timely prepare and file our periodic reports with the SEC, we have in the past needed and may in the future need to obtain waivers from the required creditors under our debt instruments to avoid being in default.

If we breach any covenants under our debt instruments and seek a waiver, we may not be able to obtain a waiver from the required creditors, or we may not be able to remedy compliance within the terms of any waivers approved by the required creditors. If this occurs, we would be in default under our debt instruments and unable to access our Senior Credit Facility. In addition, certain creditors could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

Additional impairments of the carrying amounts of goodwill or other indefinite-lived intangible assets could negatively affect our financial condition and results of operations.

As of December 27, 2025, we maintain 10 reporting units globally, six of which comprise our goodwill balance. Our indefinite-lived intangible asset balance primarily consists of a number of individual brands. As of December 27, 2025, we had goodwill and intangible assets with a total carrying amount of $59.7 billion. In 2025, we recorded non-cash goodwill impairment losses of $9.3 billion related to these assets. We test our reporting units and brands for impairment annually as of the first day of our third quarter, or more frequently if events or circumstances indicate it is more likely than not that the fair value of a reporting unit or brand is less than its carrying amount. Such events and circumstances could include a sustained decrease in our market capitalization, increased competition or unexpected loss of market share, increased input costs beyond projections, disposals of significant brands or components of our business, unexpected business disruptions (for example due to a natural disaster, pandemic, or loss of a customer, supplier, or other significant business relationship), unexpected significant declines in operating results, significant adverse changes in the markets in which we operate, changes in income tax rates, changes in interest rates, or changes in management strategy. We test reporting units for impairment by comparing the estimated fair value of each reporting unit with its carrying amount. We test brands for impairment by comparing the estimated fair value of each brand with its carrying amount. If the carrying amount of a reporting unit or brand exceeds its estimated fair value, we record an impairment loss based on the difference between fair value and carrying amount, in the case of reporting units, not to exceed the associated carrying amount of goodwill.

Reporting units and brands that have 20% or less excess fair value over carrying amount as of the 2025 annual impairment test performed as of June 29, 2025 had an aggregate carrying value of $37.2 billion as of the date of 2025 annual impairment test. These reporting units and brands have a heightened risk of future impairments if any assumptions, estimates, or market factors change in the future. Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions, estimates, and market factors. Estimating the fair value of individual reporting units and brands requires us to make assumptions and estimates regarding our future plans, as well as industry, economic, and regulatory conditions, and to consider the market multiples of certain peer and guideline companies. These assumptions and estimates include estimated future annual cash flows (including net sales, cost of products sold, SG&A, depreciation and amortization, working capital, and capital expenditures), income tax rates, discount rates, long-term growth rates, royalty rates, contributory asset charges, and other market factors. If current expectations of future growth rates and margins are not met, if market factors outside of our control change; such as discount rates, market capitalization, income tax rates, foreign currency exchange rates, or inflation, or if management's expectations or plans otherwise change, including updates to our long-term operating plans, then one or more of our reporting units or brands might become impaired in the future, which could negatively affect our operating results or net worth. Furthermore, changes in reporting units, including as a result of integrating a new acquisition into an existing reporting unit that has a fair value below carrying amount of goodwill, have led, and could in the future lead, to an impairment of goodwill. Additionally, any decisions to divest certain non-strategic assets could lead to future goodwill or intangible asset impairments. See Note 9, *Goodwill and Intangible Assets* in Item 8, *Financial Statements and Supplementary Data* and *Critical Accounting Estimates* in Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, for additional information on our goodwill and intangible assets.

Our net sales and net income may be exposed to foreign exchange rate fluctuations.

We derive a substantial portion of our net sales from international markets. We hold assets, incur liabilities, earn revenue, and pay expenses in a variety of currencies other than the U.S. dollar, primarily the Canadian dollar, euro, British pound sterling, Australian dollar, Brazilian real, Chinese renminbi, Russian ruble, Indonesian rupiah, and New Zealand dollar. Since our consolidated financial statements are reported in U.S. dollars, fluctuations in foreign currency exchange rates from period to period, which have been more volatile recently, will have an impact on our reported results. We have implemented foreign currency hedges intended to reduce our exposure to changes in foreign currency exchange rates. However, these hedging strategies may not be successful, and any of our unhedged foreign exchange exposures will continue to be subject to market fluctuations. In addition, in certain circumstances, we may incur costs in one currency related to services or products for which we are paid in a different currency. As a result, factors associated with our international operations, including changes in foreign currency exchange rates, could significantly affect our results of operations and financial condition.

Commodity, energy, and other input prices are volatile and could negatively affect our consolidated operating results.

We purchase and use large quantities of commodities, including dairy products, meat products, sugar and other sweeteners, coffee, tomato products, soybean and vegetable oils, eggs, other fruits and vegetables, and wheat and processed grains to manufacture our products. In addition, we purchase and use significant quantities of plastics, resin, cardboard, glass, paper and metal to package our products, and we use other inputs, such as electricity, natural gas, and water, to operate our facilities. We are also exposed to changes in oil prices, including diesel fuel, which influence both our packaging and transportation costs. Prices for commodities, energy, and other supplies are volatile and can fluctuate due to conditions that are difficult to predict, particularly due to inflationary pressures, due in part to changes in governmental regulation, including the recent tariff and trade policy actions taken by the United States and foreign governments. Further, we have experienced, and may continue to experience, input cost volatility due global competition for resources, foreign currency fluctuations, geopolitical conditions or conflicts, cybersecurity incidents, severe weather, natural disasters, global climate change, water risk, pandemics, crop failures, crop shortages due to plant disease or insect and other pest infestation, changes in consumer demand, alternative energy initiatives, including increased demand for biofuels, and agricultural programs. Additionally, we may be unable to maintain favorable arrangements with respect to the costs of procuring raw materials, packaging, services, and transporting products, which could result in increased expenses and negatively affect our operations. Furthermore, the cost of raw materials and finished products may fluctuate due to changes in cross-currency transaction rates. Rising commodity, energy, and other input costs could materially and adversely affect our cost of operations, including the manufacture, transportation, and distribution of our products, which could materially and adversely affect our financial condition and operating results.

Although we monitor our exposure to commodity and other input prices as an integral part of our overall risk management program, and seek to hedge against input price increases to the extent we deem appropriate, we do not fully hedge against changes in commodity prices, and our hedging strategies may not protect us from increases in specific raw materials costs. For example, hedging our costs for one of our key commodities, dairy products, is difficult because dairy futures markets are not as liquid as many other commodities futures markets. Continued volatility or sustained increases in the prices of commodities and other supplies we purchase could increase the costs of our products, and our profitability could suffer. Moreover, increases in the prices of our products to cover these increased costs may result in lower sales volumes, or we may be constrained from increasing the prices of our products by competitive and consumer pressures. If we are not successful in our hedging activities, or if we are unable to price our products to cover increased costs, then commodity and other input price volatility or increases could materially and adversely affect our financial condition and operating results.

In 2025, we experienced increased inflationary pressures in our supply chain costs compared to the prior year period, due in part to the tariff and trade policy actions taken by the United States and foreign governments during the year. We expect these inflationary trends to moderate through 2026, although there continues to be significant uncertainty. Although we take measures to mitigate the impact of this inflation through pricing actions and efficiency initiatives, if these measures are not effective our financial condition, operating results, and cash flows could be materially adversely affected. Even if such measures are effective, we expect that there could be a difference between the timing of when these beneficial actions impact our results of operations and when the cost inflation is incurred. Additionally, the pricing actions we take have, in some instances, negatively impacted and could continue to negatively impact our market share.

Volatility in the market value of all or a portion of the derivatives we use to manage exposures to fluctuations in commodity prices may cause volatility in our gross profit and net income.

We use commodity futures, options, and swaps to economically hedge the price of certain input costs, including dairy products, vegetable oils, coffee beans, corn, wheat products, sugar cane and meat products. We recognize gains and losses based on changes in the values of these commodity derivatives. We recognize these gains and losses in cost of products sold in our consolidated statements of income. We recognize the unrealized gains and losses on these commodity derivatives in general corporate expenses until realized; once realized, the gains and losses are recorded in the applicable segment's operating results. Accordingly, changes in the values of our commodity derivatives may cause volatility in our gross profit and net income.

Regulatory Risks

Our compliance with laws and regulations, and related legal claims or regulatory enforcement actions, could expose us to significant liabilities and damage our reputation.

As a large, global food and beverage company, we operate in a highly regulated environment with constantly evolving legal and regulatory frameworks. Various laws and regulations govern our practices including, but not limited to, those related to advertising and marketing, product claims and labeling, food production and nutritional requirements, environmental matters (including climate change), packaging and waste management (including packaging containing PFAS), intellectual property, consumer protection and product liability, commercial disputes, trade and export controls, anti-trust, data privacy, labor and employment, workplace health and safety, forced labor, and tax. As a consequence, we face a heightened risk of legal claims and regulatory enforcement actions in the ordinary course of business. In addition, the imposition of new laws, changes in laws or regulatory requirements or changing interpretations thereof, and differing or competing regulations and standards across the markets where our products are made, manufactured, distributed, and sold have in the past and could continue to result in higher compliance costs, capital expenditures, and higher production costs, adversely impacting our product sales, financial condition, and results of operations. In addition, claims about the health impacts of consumption of our products, or ingredients, additives, preservatives, components, or substances present or allegedly present in those products or packaging, including in connection with the development, manufacture, and marketing of our products, have resulted in, and could in the future result in, us being subject to regulations, fines, lawsuits (including but not limited to pending litigation alleging that certain of our products are "ultra-processed" and consuming them causes adverse health impacts, allegations with which we strongly disagree), or taxes, or may cause us to change the way in which we operate which could adversely impact our profitability, financial condition, or operating results.

As a result of any such legal claims or regulatory enforcement actions, we could be subject to monetary judgments, settlements, and civil and criminal actions, including fines, injunctions, product recalls, penalties, disgorgement of profits, or activity restrictions, which could materially and adversely affect our reputation, product sales, financial condition, results of operations, and cash flows. We evaluate these legal claims and regulatory enforcement actions to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we establish reserves and disclose relevant material litigation claims, legal proceedings, or regulatory enforcement actions as appropriate and in accordance with SEC rules and accounting principles generally accepted in the United States of America ("U.S. GAAP"). Our assessments and estimates are based on the information available to management at the time and involve a significant amount of judgment. Actual outcomes or losses may differ materially from our current assessments and estimates. In addition, even if a claim is unsuccessful, without merit, or not pursued to completion, the cost of defending against or responding to such a claim, including expenses and management time, could adversely affect our financial condition and operating results.

If we fail to maintain an effective system of internal controls, we may not be able to accurately and timely report our financial results, which could negatively impact our business, investor confidence, and the price of our common stock.

If we are unable to maintain effective internal control over financial reporting or disclosure controls and procedures, our ability to record, process, and report financial information accurately and to prepare financial statements within required time periods could be adversely affected, which could subject us to litigation, investigations, or penalties; negatively affect our liquidity, our access to capital markets, perceptions of our creditworthiness, our ability to complete acquisitions, our ability to maintain compliance with covenants under our debt instruments or derivative arrangements regarding the timely filing of periodic reports, or investor confidence in our financial reporting; or cause defaults, accelerations, or cross-accelerations under our debt instruments or derivative arrangements to the extent we are unable to obtain waivers from the required creditors or counterparties or to cure any breaches, any of which may require management resources or cause our stock price to decline.

A downgrade in our credit rating could adversely impact interest costs or access to future borrowings.

Our borrowing costs can be affected by short and long-term credit ratings assigned by rating organizations. A decrease in these credit ratings could limit our access to capital markets and increase our borrowing costs, which could materially and adversely affect our financial condition and operating results. As of the date of this filing, our long-term debt is rated BBB with a stable outlook from S&P Global Ratings, BBB with a rating watch negative outlook from Fitch Ratings, and Baa2 with ratings under review for downgrade from Moody's Investor Services, Inc.

Registered Securities Risks

Sales of our common stock in the public market could cause volatility in the price of our common stock or cause the share price to fall.

Sales of a substantial number of shares of our common stock in the public market, including sales of our common stock by Berkshire Hathaway, or the perception that these sales might occur, could depress the market price of our common stock, and could impair our ability to raise capital through the sale of additional equity securities. A sustained depression in the market price of our common stock has happened and could in the future happen, which could also reduce our market capitalization below the book value of net assets, which could increase the likelihood of recognizing goodwill or indefinite-lived intangible asset impairment losses that could negatively affect our financial condition and results of operations.

Kraft Heinz and Berkshire Hathaway are party to a registration rights agreement requiring us to register for resale under the Securities Act all registrable shares held by Berkshire Hathaway, which represents all shares of our common stock held by Berkshire Hathaway as of the date of the closing of the 2015 Merger. As of January 16, 2026, registrable shares represented approximately 27.5% of all outstanding shares of our common stock. Although the registrable shares are subject to certain holdback and suspension periods, the registrable shares are not subject to a "lock-up" or similar restriction under the registration rights agreement. Accordingly, offers and sales of a large number of registrable shares may be made pursuant to an effective registration statement under the Securities Act in accordance with the terms of the registration rights agreement. Pursuant to the registration rights agreement, on January 20, 2026, we filed a prospectus supplement with the SEC to register for resale up to 325,442,152 shares of our common stock held by Berkshire Hathaway. The filing of the prospectus supplement was made solely to register these shares for resale, does not itself constitute a sale of any shares, and does not necessarily mean that Berkshire Hathaway will sell any or all of the registered shares. If any of these registered shares are sold, we will not receive any proceeds from those sales. Because the registered shares represent a significant portion of the outstanding shares of our common stock, any future sales by Berkshire Hathaway could materially increase the number of shares being traded in the public market and may materially increase the volatility of, and cause a decrease in, the price of our common stock. In addition, the filing of the prospectus supplement and the perception of future sales by Berkshire Hathaway have already contributed to increased volatility of our common stock and could continue to affect the volatility of our common stock in the future.

Our share repurchase program may not be fully consummated and the anticipated enhanced long-term stockholder value may not be realized, and share repurchases could increase the volatility of the price of our stock.

In November 2023, the Board authorized the Company to repurchase up to $3.0 billion, exclusive of fees, of our outstanding common stock through December 26, 2026. As of December 27, 2025, we had remaining authorization under the share repurchase program of approximately $1.5 billion. Our repurchase program does not obligate us to repurchase any specific dollar amount or to acquire any specific number of shares. The timing and amount of any repurchases, if any, will depend on factors such as our historical and expected business performance and cash and liquidity positions, the price of our stock, economic and market conditions, and corporate and regulatory requirements. Our share repurchase program could affect the price of our stock and increase volatility and may be suspended or terminated at any time. We cannot guarantee that we will repurchase shares or conduct future share repurchase programs, or that any such programs, even if fully implemented, will result in long-term increases to stockholder value. Any failure to fully implement our repurchase program may negatively impact our reputation, investor confidence, and the price of the Company's common stock.

Our ability to pay regular dividends to our stockholders and the amounts of any such dividends are subject to the discretion of the Board and may be limited by our financial condition, debt agreements, or limitations under Delaware law.

Although it is currently anticipated that we will continue to pay regular quarterly dividends, any such determination to pay dividends and the amounts thereof will be at the discretion of the Board and will be dependent on then-existing conditions, including our financial condition, income, legal requirements, including limitations under Delaware law, debt agreements, and other factors the Board deems relevant. The Board has previously decided, and may in the future decide, in its sole discretion, to change the amount or frequency of dividends or discontinue the payment of dividends entirely. For these reasons, stockholders will not be able to rely on dividends to receive a return on investment. Accordingly, realization of any gain on shares of our common stock may depend on the appreciation of the price of our common stock, which may not occur.

General Risk Factors

Disruptions in the global economy caused by geopolitical conflicts could adversely affect our business, financial condition, and results of operations.

Escalation of geopolitical tensions related to military conflict, including increased trade barriers or restrictions on global trade, could result in, among other things, supply chain disruptions, changes in consumer demand, increased cyberattacks, and impacts on foreign exchange rates and financial markets, any of which may adversely affect our business, financial condition, and results of operations. Although we do not have operations in Ukraine, and our business in Russia generated approximately 1% of our consolidated net sales for the year ended December 27, 2025, the military conflict between Russia and Ukraine has caused, and could continue to cause, negative impacts on our business and the global economy. Governments in the United States, Canada, United Kingdom, and European Union have each imposed export controls and economic sanctions on certain industry sectors and parties in Russia. Further, the Russian government has placed restrictions on the transfer of funds to and from Russian entities, making it more difficult to operate in Russia and to repatriate cash to other jurisdictions from our Russian business, which had a cash and cash equivalents balance equal to approximately $140 million as of December 27, 2025. Failure to comply with applicable sanctions and measures could subject us to regulatory penalties, temporary or permanent loss of assets, or our ability to conduct business operations in Russia. While less than 1% of consolidated total assets are located in Russia as of December 27, 2025, our Russian assets may be partially or fully impaired in future periods, or our business operations terminated, based on actions taken by Russia, other parties, or us. The effects of current geopolitical conflicts as well as potential future geopolitical tensions, could heighten many of our known risks described in this Item 1A, *Risk Factors*.

Unanticipated business disruptions and natural events in the locations in which we or our customers, suppliers, distributors,

or regulators operate could adversely affect our ability to provide products to our customers or our results of operations.

We have a complex network of suppliers, owned and leased manufacturing locations, co-manufacturing locations, distribution networks, and information systems that support our ability to consistently provide our products to our customers. Factors that are hard to predict or beyond our control, such as weather or other geological events or natural disasters, including hurricanes, earthquakes, floods, tsunamis, or wild fires (whether as a result of climate change or otherwise), raw material shortages, fires or explosions, political unrest, geopolitical conflicts, terrorism, civil strife, acts of war, public corruption, expropriation, generalized labor unrest or labor shortages, cybersecurity incidents, or pandemics, could damage or disrupt our operations or the operations of our customers, suppliers, vendors, co-manufacturers, distributors, or regulators. These factors include, but are not limited to:

- natural disasters, labor strikes, or other disruptions at any of our facilities or our suppliers' or distributors' facilities may impair or delay the delivery of our products; and
- illness of our workforce, or the workforce of third parties with which we do business, due to influenza or pandemics, could disrupt production of our products in one or more of our manufacturing facilities, or cause our suppliers, vendors, distributors, or third-party manufacturers to fail to meet their obligations to us.

These or other disruptions may require additional resources to restore our supply chain or distribution network. While we insure against many of these events and certain business interruption risks and have policies and procedures to manage business continuity planning, such insurance may not compensate us for any losses incurred and our business continuity plans may not effectively resolve the issues in a timely manner. To the extent we are unable to respond to disruptions in our operations, whether by finding alternative suppliers or replacing capacity at key manufacturing or distribution locations; to quickly repair damage to our information, production, or supply systems; or to financially mitigate the likelihood or potential impact of such events, or effectively manage them if they occur, we may be late in delivering, or unable to deliver, products to our customers or to track orders, inventory, receivables, and payables. If that occurs, our customers' confidence in us and long-term demand for our products could decline. Any of these events could materially and adversely affect our product sales, financial condition, and results of operations.

Our performance may be adversely affected by economic and political conditions in the United States and in various other nations where we do business.

Our performance has been in the past and may continue in the future to be impacted by economic and political conditions in the United States and in other nations where we do business. Economic and financial uncertainties in our international markets, changes to major international trade arrangements, and the imposition of increased or new tariffs by the U.S. federal government, as well as retaliatory tariffs by certain foreign governments have negatively impacted, and could continue to negatively impact our operations and sales. Other factors impacting our operations in the United States and in international locations where we do business include changes in laws, export and import restrictions, foreign currency exchange rates, foreign currency devaluation, cash repatriation restrictions, recessionary conditions, governmental subsidies provided to our consumers such as the Supplemental Nutrition Assistance Program ("SNAP") in the U.S., foreign ownership restrictions, nationalization, the impact of hyperinflationary environments, a potential U.S. federal government shutdown, terrorist acts, political unrest, and military conflict. Such factors in either domestic or foreign jurisdictions, and our responses to them, could materially and adversely affect our product sales, financial condition, and operating results.

We rely on our management team and other key personnel and may be unable to hire or retain key personnel or a highly skilled and diverse global workforce.

We depend on the skills, working relationships, and continued services of key personnel, including our experienced management team. In addition, our ability to achieve our operating goals depends on our ability to identify, hire, train, and retain qualified individuals. We compete with other companies both within and outside of our industry for talented personnel, and we may lose key personnel or fail to attract, train, and retain other talented personnel and a diverse global workforce with the skills and in the locations we need to operate and grow our business. Unplanned turnover, failure to attract and develop personnel with key emerging capabilities or failure to develop adequate succession plans for leadership positions, including the Chief Executive Officer position, could deplete our institutional knowledge base and erode our competitiveness. Additionally, the Separation, including any failure to adequately address the plans for leadership positions for the two independent companies post-Separation, may cause us to experience increased difficulties in attracting, retaining, and motivating employees during the pendency of the Separation and following completion of the Separation, and harm our businesses. Further, equity-based compensation is a key component of our compensation program and essential for attracting and retaining qualified personnel. As a result, the lack of positive performance in our stock price may adversely affect our ability to attract or retain key personnel. Changes in immigration laws and policies could also make it more difficult for us to recruit or relocate skilled employees. Any such loss, failure, or limitation could adversely affect our product sales, financial condition, and operating results.

We are significantly dependent on information technology, and we may be unable to protect our information systems against

service interruption, misappropriation of data, or breaches of security.

We rely on information technology networks and systems, including the Internet, to process, transmit, and store electronic and financial information, to manage a variety of business processes and activities, and to comply with regulatory, legal, and tax requirements. We also depend on our information technology infrastructure for digital marketing activities and for electronic communications among our locations, personnel, customers, and suppliers. These information technology systems, some of which are managed by third parties, may be susceptible to damage, invasions, disruptions, or shutdowns due to hardware failures, computer viruses, hacker attacks and other cybersecurity risks, telecommunication failures, user errors, catastrophic events, or other factors. Geopolitical tensions or conflicts, and the rapid evolution and increased adoption of artificial intelligence technologies may further heighten the risk of cybersecurity attacks. If our information technology systems suffer severe damage, disruption, or shutdown, by unintentional or malicious actions of employees or contractors or by cyberattacks, and our business continuity plans do not effectively resolve the issues in a timely manner, we could experience business disruptions, reputational damage, transaction errors, processing inefficiencies, the leakage of confidential information, and the loss of customers and sales, causing our product sales, financial condition, and operating results to be adversely affected and the reporting of our financial results to be delayed. While we have developed and implemented security measures and internal controls designed to protect against cyber and other security threats, such measures cannot provide absolute security and may not be successful in preventing future security breaches. Moreover, these threats are constantly evolving, thereby making it more difficult to successfully defend against them or to implement adequate preventative measures. We may not have the current capability to detect certain vulnerabilities, which may allow those vulnerabilities to persist in our systems over long periods of time. Additionally, it may take considerable time for us to investigate and evaluate the full impact of incidents, particularly for sophisticated attacks. These factors may inhibit our ability to provide prompt, full, and reliable information about the incident to our customers, partners, regulators, and the public. In the past, we have experienced security incidents resulting from unauthorized access to or use of our systems or those of third parties, which to date, have not had a material impact on our operations; however, there is no assurance that the impact of any security incidents will not be material in the future.

In addition, if we are unable to prevent security breaches or disclosure of non-public information, we may suffer financial and reputational damage, litigation or remediation costs, fines, or penalties because of the unauthorized disclosure of confidential information belonging to us or to our partners, customers, consumers, or suppliers. While we maintain a cyber insurance policy that provides coverage for security incidents, we cannot be certain that our coverage will be adequate for liabilities actually incurred, that insurance will continue to be available to us on financially reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim.

Misuse, leakage, or falsification of information could result in violations of data privacy laws and regulations, damage to our reputation and credibility, loss of opportunities to acquire or divest of businesses or brands, and loss of our ability to commercialize products developed through research and development efforts and, therefore, could have a negative impact on net sales. In addition, we may suffer financial and reputational damage because of lost or misappropriated confidential information belonging to us, our current or former employees, or to our suppliers or consumers, and may become subject to legal action and increased regulatory oversight. We could also be required to spend significant financial and other resources to remedy the damage caused by a security breach or to repair or replace networks and information systems.

We are also subject to various laws and regulations that are continuously evolving and developing regarding privacy, data protection, and data security, including those related to the collection, storage, handling, use, disclosure, transfer, and security of personal data. Such laws and regulations, as well as their interpretation and application, may vary from jurisdiction to jurisdiction, which can result in inconsistent or conflicting requirements. The European Union's General Data Protection Regulation ("GDPR"), and similar regulations implemented in other non-U.S. geographies, adds a broad array of requirements with respect to personal data, including the public disclosure of significant data breaches, and imposes substantial penalties for non-compliance. The California Consumer Privacy Act ("CCPA") and the California Privacy Rights Act ("CPRA"), which amended the CCPA, among other things, impose additional requirements with respect to disclosure and deletion of personal information of California residents. The CCPA and CPRA provide civil penalties for violations, as well as a private right of action for data breaches. Similar legislation in other states imposes transparency and other obligations with respect to personal data of their respective residents and provide residents with similar rights. GDPR, CCPA, CPRA, and other privacy and data protection laws may increase our costs of compliance and risks of non-compliance, which could result in substantial penalties.

Our results could be adversely impacted as a result of increased pension, labor, and people-related expenses.

Inflationary pressures, shortages in the labor market, increased employee turnover, and changes in the availability of our workers could increase labor costs, which could have a material adverse effect on our consolidated operating results or financial condition. Our labor costs include the cost of providing employee benefits in the United States, Canada, and other foreign jurisdictions, including pension, health and welfare, and severance benefits. Any declines in market returns could adversely impact the funding of pension plans, the assets of which are invested in a diversified portfolio of equity and fixed-income securities and other investments. Additionally, the annual costs of benefits vary with increased costs of health care and the outcome of collectively bargained wage and benefit agreements.

Furthermore, we may be subject to increased costs or experience adverse effects to our operating results if we are unable to renew collectively bargained agreements on satisfactory terms. Our financial condition and ability to meet the needs of our customers could be materially and adversely affected if strikes or work stoppages or interruptions occur as a result of delayed negotiations with union-represented employees both in and outside of the United States.

Employee turnover, changes in the availability of our workers, and labor shortages in our supply chain have resulted in, and could continue to result in, increased costs and have, and could again, impact our ability to meet consumer demand, both of which could negatively affect our financial condition, results of operations, or cash flows.

Changes in tax laws and interpretations could adversely affect our business.

We are subject to income and other taxes in the United States and in numerous foreign jurisdictions. Our domestic and foreign tax liabilities are dependent on the jurisdictions in which profits are determined to be earned and taxed. Additionally, the amount of taxes paid is subject to our interpretation of applicable tax laws in the jurisdictions in which we operate. A number of factors influence our effective tax rate, including changes in tax laws and treaties as well as the interpretation of existing laws and rules. Federal, state, and local governments and administrative bodies within the United States, which represents the majority of our operations, and other foreign jurisdictions have implemented, or are considering, a variety of broad tax, trade, and other regulatory reforms that may impact us.

Significant judgment, knowledge, and experience are required in determining our worldwide provision for income taxes. Our future effective tax rate is impacted by a number of factors including changes in the valuation of our deferred tax assets and liabilities, changes in geographic mix of income, changes in expenses not deductible for tax, including impairment of goodwill, and changes in available tax credits. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. We are also regularly subject to audits by tax authorities. Although we believe our tax estimates are reasonable, the final determination of tax audits, including transfer pricing matters, and any related litigation could be materially different from our historical income tax provisions and accruals. For example, we are currently under examination for income taxes by the Internal Revenue Service ("IRS") for the years 2018 through 2022. In 2023, we received two Notices of Proposed Adjustment (the "NOPAs") relating to transfer pricing with our foreign subsidiaries for the years 2018 and 2019. The NOPAs propose an increase to our U.S. taxable income that could result in additional U.S. federal income tax expense and liability of approximately $200 million for 2018 and approximately $210 million for 2019, excluding interest, and assert penalties of approximately $85 million for each of 2018 and 2019. In 2025, we received two NOPAs for the years 2020 through 2022 that could result in additional U.S. federal income tax expense and liability of approximately $200 million for 2020, $210 million for 2021, and $200 million for 2022, excluding interest and assert penalties of approximately $85 million for each of the years of 2020, 2021, and 2022. We strongly disagree with the IRS's positions, believe that our tax positions are well documented and properly supported, and intend to vigorously contest the positions taken by the IRS and pursue all available administrative and judicial remedies; however, the ultimate outcome of this matter is uncertain, and if we are required to pay the IRS additional U.S. taxes, interest, and potential penalties, our results of operations and cash flows could be materially affected. We continue to maintain the same operating model and transfer pricing methodology with our foreign subsidiaries that was in place for the years 2018 through 2022. Economic and political pressures to increase tax revenue in various jurisdictions may make resolving tax disputes more difficult. The results of an audit or litigation could adversely affect our financial statements in the period or periods for which that determination is made.

Volatility of capital markets or macroeconomic factors could adversely affect our business.

Changes in financial and capital markets, including market disruptions, instability in financial institutions, limited liquidity, and interest rate volatility, may increase the cost of financing as well as the risks of refinancing maturing debt. Additionally, some of our customers, suppliers, and counterparties are highly leveraged. Consolidations in some of the industries in which our customers operate have created larger customers, some of which are highly leveraged and facing increased competition and continued credit market volatility. These factors have caused some customers to be less profitable, increasing our exposure to credit risk. A significant adverse change in the financial and/or credit position of a customer, supplier, or counterparty could require us to assume greater credit risk relating to that customer or counterparty and could limit our ability to collect receivables. This could have an adverse impact on our financial condition and liquidity.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

We assess, identify, and manage cybersecurity risk using a data-driven risk management program intended to maintain our Company's obligations to prevent harm to parties, including employees, customers, and stockholders; as well as reduce cybersecurity risks associated with our Company's pursuit of business objectives.

As part of our cybersecurity strategy, we set risk targets based on our risk thresholds using industry-recognized standards for controlling and evaluating the risk of cybersecurity threats. The Company has developed cybersecurity policies supported by defined standards, including identity and access control, network controls, operational security, information classification, cybersecurity risk management, incident management and reporting, and security in software development lifecycle.

We undertake scheduled and targeted cybersecurity risk assessments to identify and prioritize risks so that foreseeably harmed parties (which include our employees, contractors, partners, customers, stockholders, consumers, and suppliers) are explicitly included in our risk analysis and risk management priorities. We plan for, implement, and improve safeguards that are designed to reduce unacceptable risks to any foreseeably harmed party. We engage third-party service providers (including contractors and vendors) as part of our normal business operations, including collaborating with third-party experts to assist with evaluating, identifying, and managing our cybersecurity risks.

Our cybersecurity risk management program includes:

- Penetration testing of the Kraft Heinz environment, and annual review of program maturity based on National Institute of Standards and Technology ("NIST");
- Due diligence reviews of third-party service providers' information security programs;
- Regular phishing, social engineering, and cybersecurity awareness training for employees with Company emails and access to connected devices;
- Annual tabletop exercises to educate and train our personnel on response capabilities and inform adjustments to our controls and response;
- Regular consultation with external advisors and specialists regarding opportunities and enhancements to strengthen our cybersecurity practices and policies;
- Ongoing cybersecurity event monitoring, management, and testing of incident response procedures; and
- Ongoing enhancements to cybersecurity capabilities based on evolving threats.

We have adopted an incident response plan that applies in the event of a cybersecurity threat or incident to provide a standardized framework for responding to such cybersecurity incidents. The plan sets out a coordinated approach to investigating, containing, documenting, and mitigating incidents, including reporting findings and keeping senior management, the Board, and other key stakeholders informed and involved as appropriate. The plan is aligned to NIST guidance. It also adheres to standards of practice and includes the involvement of any personnel who may detect incidents, respond to incidents, resolve incidents, and manage communications and responsibilities with authorities about those incidents. The plan applies to all Company personnel (including third-party contractors, vendors, and partners) that perform functions or services requiring access to secure Company information, and to all devices and network services that are owned or managed by the Company.

We also employ systems and processes designed to oversee, identify, and reduce the potential impact of a cybersecurity incident at a third-party service provider. We maintain a third-party cyber risk management process to review and monitor potentially material third-party service providers' security controls. Third-party service providers are required to provide independent attestation reports of their control environment, which are reviewed to validate that the controls meet Company security requirements. In the absence of such reports, third-party service providers are required to complete a detailed questionnaire describing their controls and provide relevant documentation. As part of the third-party risk management process, we request and review annual penetration test reports for the third-party service providers designed to assess whether all high and medium risk findings are addressed. The control environments for third-party service providers are reviewed annually based on risk.

Our cybersecurity risk mitigation strategy includes the use of cybersecurity insurance that provides protection against certain potential losses arising from certain cybersecurity incidents.

Risk management concerns, priorities, and progress are reported to the Company's Enterprise Risk Committee quarterly as part of the Company's overall enterprise risk management process. Risk management reports describe cybersecurity priorities, planned safeguards, and resource requirements necessary to achieve acceptable risk outcomes for foreseeably harmed parties.

Cybersecurity Governance

The Company governs cybersecurity risk through a risk management program designed to enable employees, members of the Audit Committee, Enterprise Risk Committee, executive officers, and other personnel to make informed decisions about cybersecurity risk management that are appropriate for their level of responsibility. Our Chief Information Security Officer ("CISO") oversees the team responsible for leading enterprise-wide information security strategy, policy, standards, architecture, and processes. Our CISO has extensive cybersecurity knowledge and skills gained from more than 20 years of work experience in information security in the consumer goods, banking, legal, healthcare, and education sectors as well as the government. Our CISO holds a master's degree in computer and information systems security/information assurance and designations as a Certified Information Systems Security Professional (CISSP) and Certified Information Security Manager (CISM). The CISO evaluates cybersecurity risks, plans for reduction of risks, directs resources and priorities to improve cybersecurity safeguards, measures the results of those efforts, reports to our senior and executive leaders (including our Global Chief Information Officer and Global Chief Financial Officer), the Enterprise Risk Management Committee, and the Audit Committee regarding our cybersecurity risk priorities and progress, and solicits support from senior and executive leaders to further reduce risks through resources, prioritization, or other means. The CISO receives reports on cybersecurity threats from our Security Operations Center, external threat intel, trusted third-party security suppliers, and a peer network of CISOs at other global companies on an ongoing basis. Our Security Operations Center verifies and validates the threat information and modifies our detection and preventative controls as appropriate. Our CISO works closely with our Chief Global Ethics and Compliance Officer and Global General Counsel and Corporate Affairs Officer to oversee compliance with legal, regulatory, and contractual security requirements. The CISO's team evaluates third-party service providers to a degree commensurate with the risk their services pose to us. As part of that program, we also provide feedback to service providers about risks they can reduce using commercially available safeguards. Additionally, the information security team works in partnership with the Company's internal audit and internal controls teams to review information technology-related internal controls as part of our overall internal audit and controls processes.

The Audit Committee is responsible for oversight of the Company's information technology and cybersecurity risks. To fulfill its oversight responsibilities, the Audit Committee reviews the measures implemented by the Company to identify and mitigate cybersecurity risks and the Audit Committee receives updates from our Global Chief Information Officer and CISO at least twice a year, which cover topics related to information security, privacy, and cybersecurity risks, and the risk management processes, including the status of significant cybersecurity incidences, the emerging threat landscape, and the status of projects to strengthen the Company's information security posture. The Audit Committee regularly reports to the Board on information technology, cybersecurity, and privacy matters. Additionally, the Board receives updates from our Global Chief Information Officer and CISO at least annually on information security, cybersecurity, and privacy matters. We have protocols by which certain cybersecurity incidents that meet established reporting thresholds are escalated within the Company and, where appropriate, reported promptly to the Audit Committee or Board, with ongoing updates regarding any such incident until it has been addressed.

We also rely on information technology, third-party service providers, and strategic joint venture partners to support our business and operations, including our secure processing of personal, confidential, financial, sensitive, proprietary, and other types of information, and to enable our service offerings. Despite ongoing efforts to improve our and third parties' ability to protect against cybersecurity threats, we may not be able to protect all information systems, products, and service technologies.

Cybersecurity Incident Disclosure

While we have not experienced any material cybersecurity threats or incidents as of the date of this Annual Report on Form 10-K, there can be no guarantee that we will not be the subject of future successful attacks, threats, or incidents that may materially affect the Company or its business strategy, results of operations or financial condition. Additional information on cybersecurity-related risks is discussed under the heading "*We are significantly dependent on information technology, and we may be unable to protect our information systems against service interruption, misappropriation of data, or breaches of security*." under Item 1A, *Risk Factors*.

Item 2. Properties.

Our corporate co-headquarters are located in Pittsburgh, Pennsylvania and Chicago, Illinois. Our co-headquarters are leased and house certain executive offices, our North America business units, and our administrative, finance, legal, and human resource functions. We maintain additional owned and leased offices throughout the regions in which we operate.

We manufacture our products in our network of manufacturing and processing facilities located throughout the world. As of December 27, 2025, we operated 69 manufacturing and processing facilities. We own 65 and lease four of these facilities. Our manufacturing and processing facilities count by segment as of December 27, 2025 was:

	Owned	Leased
North America	32	2
International Developed Markets	17	—
Emerging Markets[a]	16	2

(a)   Emerging Markets represents the aggregation of our WEEM and AEM operating segments.

We maintain all of our manufacturing and processing facilities in good condition and believe they are suitable and are adequate for our present needs. We also enter into co-manufacturing arrangements with third parties if we determine it is advantageous to outsource the production of any of our products.

In 2025, as part of our planned restructuring activities, we sold a manufacturing facility in China within our Asia Emerging Markets operating segment. See Note 6, *Restructuring Activities*, in Item 8, *Financial Statements and Supplementary Data*, for additional information on our exit and disposal costs.

Item 3. Legal Proceedings.

See Note 16, *Commitments and Contingencies*, in Item 8, *Financial Statements and Supplementary Data*.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock is listed on The Nasdaq Stock Market LLC (Nasdaq) under the ticker symbol "KHC." At February 7, 2026, there were approximately 32,000 holders of record of our common stock.

See *Equity and Dividends* in Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, for a discussion of cash dividends declared on our common stock.

Comparison of Cumulative Total Return

The following graph compares the cumulative total return on our common stock with the cumulative total return of the S&P 500 Index and the S&P Consumer Staples Food and Soft Drink Products, which we consider to be our peer group. Companies included in the S&P Consumer Staples Food and Soft Drink Products index change periodically and are presented on the basis of the index as it is comprised on December 27, 2025. This graph covers the five-year period from December 24, 2020 (the last trading day of our fiscal year 2020) through December 26, 2025 (the last trading day of our fiscal year 2025). The graph shows total shareholder return assuming $100 was invested on December 24, 2020 and the dividends were reinvested on a daily basis.


Kraft Heinz
S&P 500
S&P Consumer Staples Packaged Food & Soft Drinks
$220
$200
$180
$160
$140
$120
$100
$80
DECEMBER 24, 2020
DECEMBER 23, 2021
DECEMBER 30, 2022
DECEMBER 29, 2023
DECEMBER 27, 2024
DECEMBER 26, 2025

	Kraft Heinz	S&P 500	S&P Consumer Staples Food and Soft Drink Products
December 24, 2020	$ 100.00	$ 100.00	$ 100.00
December 23, 2021	105.08	129.44	113.81
December 30, 2022	126.55	106.92	125.59
December 29, 2023	120.16	135.03	119.76
December 27, 2024	104.46	171.35	117.44
December 26, 2025	86.97	201.42	121.63

The above performance graph shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C, or to the liabilities of Section 18 of the Exchange Act.

Issuer Purchases of Equity Securities During the Three Months Ended December 27, 2025

Our share repurchase activity in the three months ended December 27, 2025 was:

	Total Number of Shares Purchased[a]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[b]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in millions)
9/28/2025 — 11/01/2025	4,121	$ 25.61	—	$ 1,502
11/02/2025 — 11/29/2025	8,483	25.65	—	1,502
11/30/2025 — 12/27/2025	148	24.56	—	1,502
Total	12,752		—	

(a)   Includes shares withheld for tax liabilities associated with the vesting of RSUs.

(b)   On November 27, 2023, the Company announced that the Board of Directors approved a share repurchase program authorizing the Company to purchase up to $3.0 billion of the Company's common stock through December 26, 2026. The Company is not obligated to repurchase any specific number of shares and the program may be modified, suspended, or discontinued at any time. Under the program, shares may be repurchased in open market transactions, including under plans complying with Rule 10b5-1 under the Exchange Act, privately negotiated transactions, transactions structured through investment banking institutions, or other means.

Item 6. [Reserved].

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

Objective:

The following discussion provides an analysis of our financial condition and results of operations from management's perspective and should be read in conjunction with the consolidated financial statements and related notes included in Item 8, *Financial Statements and Supplementary Data*, of this Annual Report on Form 10-K. Our objective is to also provide discussion of material events and uncertainties known to management that are reasonably likely to cause reported financial information not to be indicative of future operating results or of future financial condition and to offer information that provides an understanding of our financial condition, results of operations, and cash flows.

See below for discussion and analysis of our financial condition and results of operations for 2025 compared to 2024. See Item 7, *Management's Discussions and Analysis of Financial Condition and Results of Operations*, in our Annual Report on Form 10-K for the year ended December 28, 2024 for a detailed discussion of our financial condition and results of operations for 2024 compared to 2023.

Description of the Company:

We manufacture and market food and beverage products around the world through our eight consumer-driven product platforms: Taste Elevation, Easy Ready Meals, Substantial Snacking, Desserts, Hydration, Cheese, Coffee, Meats, and other grocery products.

We manage our operating results through four operating segments: North America, Europe and Pacific Developed Markets ("EPDM" or "International Developed Markets"), West and East Emerging Markets ("WEEM"), and Asia Emerging Markets ("AEM"). We have two reportable segments defined by geographic region: North America and International Developed Markets. Our remaining operating segments, consisting of WEEM and AEM, are combined and disclosed as Emerging Markets.

See Note 21, *Segment Reporting*, in Item 8, *Financial Statements and Supplementary Data*, for our financial information by segment.

Previously Announced Separation Transaction:

On September 2, 2025, we announced our plan to separate the Company into two independent, publicly traded companies through a tax-free spin-off (the "Separation"). On February 11, 2026, we announced that the Kraft Heinz Board of Directors (the "Board") has decided to pause work related to the Separation. See Item 1A, *Risk Factors*, for further discussion of risks relating to the Separation.

Business Trends and Items Affecting Comparability of Financial Results

Inflation and Supply Chain Impacts:

During the year ended December 27, 2025, we experienced increased inflationary pressures in our supply chain costs compared to the prior year period, due in part to the tariff and trade policy actions taken by the United States and foreign governments during the year. We expect these inflationary trends to moderate through 2026, although there continues to be significant uncertainty. Further, we continue to take measures to mitigate the impact of this inflation through efficiency initiatives, pricing actions, alternative sourcing, and hedging strategies. However, there has been, and we expect that there could continue to be, a difference between the timing of when these beneficial, mitigative actions impact our results of operations and when the cost inflation is incurred. Additionally, the pricing actions we have taken have, in some instances, negatively impacted, and could continue to negatively impact, our market share. As the situation continues to remain fluid due to the rapidly changing global trade environment, we continue to evaluate the potential implications of these actions on our business.

Consumer Trends:

In the second quarter of 2025, we announced our commitment to remove Food, Drug & Cosmetic ("FD&C") colors from our U.S. portfolio of products before the end of 2027. Additionally, we have committed to ensuring that all new products launched in the U.S. will be free of FD&C colors. This initiative will impact a subset of the products sold within our North America segment, primarily within our Hydration and Desserts platforms. While we do not currently anticipate a significant impact to our input costs in our efforts to meet this commitment, our net sales, market share, or results of operations could be adversely affected if we are unsuccessful in our efforts to continue to satisfy consumer preferences.

Regulatory Landscape:

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was signed into law in the United States. The OBBBA includes a broad range of changes to U.S. tax law, which did not have a material impact on our total tax provision as of December 27, 2025, and we do not expect the elective provisions of the law to have a material impact on our effective tax rate in future periods. Further, certain provision of the OBBBA impact the timing of cash tax payments, which resulted in a reduction of our cash tax payments in 2025, and is expected to reduce cash tax payments in 2026; however we do not expect these provisions to have a material impact on our cash flows in future periods.

The OBBBA also enacted modifications to the Supplemental Nutrition Assistance Program ("SNAP"). The modifications are expected to reduce the number of SNAP participants and the average benefits received by the eligible participants, which could impact consumers' demand for our products. We intend to take measures to mitigate the potential negative impacts through pricing strategies and changes to our product portfolios. However, the modifications to the SNAP program may have a negative impact on our results of operations, cash flows, and market share.

Impairment Losses:
Our results of operations reflect goodwill impairment losses of $6.7 billion and intangible asset impairment losses of $2.6 billion in 2025 compared to goodwill impairment losses of $1.6 billion and intangible asset impairment losses of $2.0 billion in 2024. See Note 9, *Goodwill and Intangible Assets*, in Item 8, *Financial Statements and Supplementary Data*, for additional information on our goodwill and intangible asset impairment losses.

Acquisitions and Divestitures:
In 2025, we entered into a definitive agreement to sell our infant and specialty food business in Italy, within our International Developed Markets segment. On December 31, 2025, which is in the first quarter of our fiscal year 2026, we closed the sale for total cash consideration of approximately $146 million. In 2024, we closed the sale of our infant nutrition business in Russia (the "Russia Infant Transaction") and the sale of 100% of the equity interests in our Papua New Guinea subsidiary (the "Papua New Guinea Transaction"), both within Emerging Markets. See Note 5, *Acquisitions and Divestitures*, in Item 8, *Financial Statements and Supplementary Data*, for additional information on our acquisition and divestiture activities.

Results of Operations

We disclose in this report certain non-GAAP financial measures. These non-GAAP financial measures assist management in comparing our performance on a consistent basis for purposes of business decision-making by removing the impact of certain items that management believes do not directly reflect our underlying operations. For additional information and reconciliations to the most closely comparable financial measures presented in our consolidated financial statements, which are calculated in accordance with U.S. GAAP, see *Non-GAAP Financial Measures.*

Consolidated Results of Operations

Summary of Results:

	December 27, 2025	December 28, 2024	% Change
	(in millions, except per share data)		
Net sales	$ 24,942	$ 25,846	(3.5)%
Operating income/(loss)	(4,669)	1,683	(377.4)%
Net income/(loss)	(5,848)	2,746	(313.0)%
Net income/(loss) attributable to common shareholders	(5,846)	2,744	(313.0)%
Diluted EPS	(4.93)	2.26	(318.1)%

Net Sales:

	December 27, 2025	December 28, 2024	% Change
	(in millions)		
Net sales	$ 24,942	$ 25,846	(3.5)%
Organic Net Sales[a]	24,889	25,756	(3.4)%

(a) Organic Net Sales is a non-GAAP financial measure. See the *Non-GAAP Financial Measures* section at the end of this item.

Fiscal Year 2025 Compared to Fiscal Year 2024:

Net sales decreased 3.5% to $24.9 billion in 2025 compared to $25.8 billion in 2024, including the unfavorable impacts of foreign currency (0.1 pp). Organic Net Sales decreased 3.4% to $24.9 billion in 2025 compared to $25.8 billion in 2024, primarily due to the unfavorable volume/mix (4.1 pp), which more than offset higher pricing (0.7 pp). Pricing was higher in each segment. Volume/mix in North America and International Developed Markets was unfavorable, while volume/mix in Emerging Markets was favorable.

Net Income/(Loss):

	December 27, 2025	December 28, 2024	% Change
	(in millions)		
Operating income/(loss)	$ (4,669) $	1,683	(377.4)%
Net income/(loss)	(5,848)	2,746	(313.0)%
Net income/(loss) attributable to common shareholders	(5,846)	2,744	(313.0)%
Adjusted Operating Income[a]	4,745	5,360	(11.5)%

(a)   Adjusted Operating Income is a non-GAAP financial measure. See the *Non-GAAP Financial Measures* section at the end of this item.

Fiscal Year 2025 Compared to Fiscal Year 2024:

Operating income/(loss) decreased 377.4% to a loss of $4.7 billion in 2025 compared to income of $1.7 billion in 2024, primarily due to non-cash impairment losses that were $5.6 billion higher in the current year period. In addition to the impact of these non-cash impairment losses, operating income/(loss) decreased $715 million due to inflationary pressures in commodity and manufacturing costs that outpaced our efficiency initiatives, unfavorable volume/mix, separation costs incurred in the current year, unfavorable changes in unrealized losses/(gains) on commodity hedges, increased advertising expenses and increased research and development costs. These unfavorable impacts to operating income/(loss) were partially offset by higher pricing and decreased general corporate expenses.

Net income/(loss) decreased 313.0% to a loss of $5.8 billion in 2025 compared to income of $2.7 billion in 2024. This decrease was due to the unfavorable changes in operating income/(loss) factors discussed above, higher income tax expense and higher interest expense, partially offset by favorable changes in other expense/(income).

- Our effective tax rate was an expense of 7.4% on pre-tax loss in 2025 compared to a benefit of 220.5% on pre-tax income in 2024. The year-over-year increase in the effective tax rate was due primarily to higher non-deductible goodwill impairments in the current year and recognizing a non-U.S. deferred tax asset as a result of the movement of certain business operations to a wholly-owned subsidiary in the Netherlands offset by establishing valuation allowances on certain non-U.S. deferred tax assets in the prior year.
- Other expense/(income) was income of $171 million in 2025 compared to $85 million in 2024. This change was driven by a $53 million increase in interest income primarily due to interest earned on our available-for-sale securities, and a $42 million net loss on the sale of a business recognized in 2025 compared to a $81 million net loss on the sale of businesses in 2024. These positive impacts on other expense/(income) were partially offset by a $28 million decrease in our net pension and postretirement non-service components.

Adjusted Operating Income decreased 11.5% to $4.7 billion in 2025 compared to $5.4 billion in 2024, primarily due to inflationary pressures in commodity and manufacturing costs that outpaced our efficiency initiatives, unfavorable volume/mix, increased advertising expenses, increased research and development costs, and the unfavorable impact of foreign currency (0.1 pp). These unfavorable impacts more than offset higher pricing and decreased general corporate expenses.

Diluted Earnings Per Share ("EPS"):

	December 27, 2025	December 28, 2024	% Change
	(in millions, except per share data)		
Diluted EPS	$ (4.93) $	2.26	(318.1)%
Adjusted EPS[a]	2.60	3.06	(15.0)%

(a)   Adjusted EPS is a non-GAAP financial measure. See the *Non-GAAP Financial Measures* section at the end of this item.

Fiscal Year 2025 Compared to Fiscal Year 2024:

Diluted EPS decreased 318.1% to $(4.93) in 2025 compared to $2.26 in 2024, primarily due to the net income/(loss) factors discussed above, which more than offset the favorable impact of our common stock repurchases.

	December 27, 2025	December 28, 2024	$ Change	% Change
Diluted EPS	$ (4.93)	$ 2.26	$ (7.19)	(318.1)%
Restructuring activities	0.02	0.01	0.01	
Unrealized losses/(gains) on commodity hedges	0.02	(0.01)	0.03	
Impairment losses	7.31	2.58	4.73	
Separation costs	0.05	—	0.05	
Losses/(gains) on sale of business	0.04	0.05	(0.01)	
Nonmonetary currency devaluation	0.03	0.01	0.02	
Certain significant discrete income tax items	0.06	(1.84)	1.90	
Adjusted EPS[a]	$ 2.60	$ 3.06	$ (0.46)	(15.0)%
Key drivers of change in Adjusted EPS[a]:				
Results of operations			$ (0.40)	
Effect of common stock repurchases[b]:			0.06	
Interest expense			(0.02)	
Other expense/(income)			0.05	
Effective tax rate			(0.15)	
			$ (0.46)	

(a) Adjusted EPS is a non-GAAP financial measure. See the *Non-GAAP Financial Measures* section at the end of this item.

(b) Includes the impact of the change in the weighted average shares of common stock outstanding, including dilutive effect, which is primarily due to shares purchased pursuant to our publicly announced share repurchase program. See Note 20, *Earnings Per Share*, in Item 8, *Financial Statements and Supplementary Data,* for more information on our weighted average shares outstanding.

Adjusted EPS decreased 15.0% to $2.60 in 2025 compared to $3.06 in 2024 primarily due to lower Adjusted Operating Income, higher taxes on adjusted earnings, and higher interest expense, which more than offset the favorable impact of our common stock repurchases and favorable changes in other expense/(income).

Results of Operations by Segment

We manage our operating results through four operating segments. We have two reportable segments defined by geographic region: North America and International Developed Markets. Our remaining operating segments, consisting of WEEM and AEM, are combined and disclosed as Emerging Markets.

Management evaluates segment performance based on several factors, including net sales, Organic Net Sales, and Segment Adjusted Operating Income. Segment Adjusted Operating Income is defined as operating income/(loss) excluding, when they occur, the impacts of restructuring activities, deal costs, unrealized gains/(losses) on commodity hedges (the unrealized gains and losses are recorded in general corporate expenses until realized; once realized, the gains and losses are recorded in the applicable segment's operating results), impairment losses, separation costs, and certain non-ordinary course legal and regulatory matters. Segment Adjusted Operating Income for Emerging Markets, which represents the aggregation of our WEEM and AEM operating segments, is defined and presented consistently with the Segment Adjusted Operating Income of our reportable segments — North America and International Developed Markets. Segment Adjusted Operating Income is a financial measure that can assist management and investors in comparing our performance on a consistent basis by removing the impact of certain items that management believes do not directly reflect our underlying operations. Management also uses Segment Adjusted Operating Income to allocate resources.

Under highly inflationary accounting, the financial statements of a subsidiary are remeasured into our reporting currency (U.S. dollars) based on the legally available exchange rate at which we expect to settle the underlying transactions. Exchange gains and losses from the remeasurement of monetary assets and liabilities are reflected in other expense/(income) on our consolidated statement of income, as nonmonetary currency devaluation, rather than accumulated other comprehensive income/(losses) on our consolidated balance sheet, until such time as the economy is no longer considered highly inflationary. See Note 2, *Significant Accounting Policies,* in Item 8, *Financial Statements and Supplementary Data*, for additional information. We apply highly inflationary accounting to the results of our subsidiaries in Turkey, Venezuela, and Egypt, which are all in Emerging Markets.

Net Sales:

	December 27, 2025	December 28, 2024
	(in millions)	
Net sales:		
North America	$ 18,586	$ 19,543
International Developed Markets	3,539	3,535
Emerging Markets	2,817	2,768
Total net sales	$ 24,942	$ 25,846

Organic Net Sales:

	December 27, 2025	December 28, 2024
	(in millions)	
Organic Net Sales[a]:		
North America	$ 18,621	$ 19,543
International Developed Markets	3,466	3,535
Emerging Markets	2,802	2,678
Total Organic Net Sales	$ 24,889	$ 25,756

(a) Organic Net Sales is a non-GAAP financial measure. See the *Non-GAAP Financial Measures* section at the end of this item.

Drivers of the changes in net sales and Organic Net Sales were:

	Net Sales	Currency	Acquisitions and Divestitures	Organic Net Sales	Price	Volume/Mix
2025 Compared to 2024						
North America	(4.9)%	(0.2) pp	0.0 pp	(4.7)%	0.3 pp	(5.0) pp
International Developed Markets	0.1 %	2.0 pp	0.0 pp	(1.9)%	0.9 pp	(2.8) pp
Emerging Markets	1.8 %	(2.4) pp	(0.4) pp	4.6 %	4.0 pp	0.6 pp
Kraft Heinz	(3.5)%	(0.1) pp	0.0 pp	(3.4)%	0.7 pp	(4.1) pp

Adjusted Operating Income:

	December 27, 2025	December 28, 2024
	(in millions)	
Segment Adjusted Operating Income:		
North America	$ 4,389	$ 5,111
International Developed Markets	543	537
Emerging Markets	341	321
General corporate expenses	(528)	(609)
Restructuring activities	(13)	(27)
Unrealized gains/(losses) on commodity hedges	(35)	19
Impairment losses	(9,306)	(3,669)
Separation costs	(60)	—
Operating income/(loss)	$ (4,669)	$ 1,683
Interest expense	947	912
Other expense/(income)	(171)	(85)
Income/(loss) before income taxes	$ (5,445)	$ 856

North America:

	December 27, 2025	December 28, 2024	% Change
	(in millions)		
Net sales	$ 18,586	$ 19,543	(4.9)%
Organic Net Sales[a]	18,621	19,543	(4.7)%
Segment Adjusted Operating Income	4,389	5,111	(14.1)%

(a)   Organic Net Sales is a non-GAAP financial measure. See the *Non-GAAP Financial Measures* section at the end of this item.

Fiscal Year 2025 Compared to Fiscal Year 2024:

Net sales decreased 4.9% to $18.6 billion in 2025 compared to $19.5 billion in 2024, including the unfavorable impacts of foreign currency (0.2 pp). Organic Net Sales decreased 4.7% to $18.6 billion in 2025 compared to $19.5 billion in 2024, primarily due to unfavorable volume/mix (5.0 pp), which more than offset higher pricing (0.3 pp). Unfavorable volume/mix was primarily due to declines in cold cuts, coffee, certain condiments, bacon, frozen snacks, and desserts. Higher pricing was taken in certain categories to mitigate higher input costs, primarily in coffee.

Segment Adjusted Operating Income decreased 14.1% to $4.4 billion in 2025 compared to $5.1 billion in 2024, primarily due to unfavorable volume/mix, inflationary pressures in commodity and manufacturing costs that outpaced our efficiency initiatives, increased advertising expenses, higher depreciation expense, increased research and development costs, and the unfavorable impact of foreign currency (0.1 pp). These unfavorable impacts to Segment Adjusted Operating Income more than offset higher pricing.

International Developed Markets:

	December 27, 2025	December 28, 2024	% Change
	(in millions)		
Net sales	$ 3,539	$ 3,535	0.1 %
Organic Net Sales[a]	3,466	3,535	(1.9)%
Segment Adjusted Operating Income	543	537	1.0 %

(a)   Organic Net Sales is a non-GAAP financial measure. See the *Non-GAAP Financial Measures* section at the end of this item.

Fiscal Year 2025 Compared to Fiscal Year 2024:

Net sales increased 0.1% to $3.5 billion in 2025 compared to $3.5 billion in 2024, including the favorable impacts of foreign currency (2.0 pp). Organic Net Sales decreased 1.9% to $3.5 billion in 2025 compared to $3.5 billion in 2024, primarily due to unfavorable volume/mix (2.8 pp), which more than offset higher pricing (0.9 pp). Unfavorable volume/mix was primarily due to continued industry slowdowns of meals in the United Kingdom and pricing elasticity in New Zealand.

Segment Adjusted Operating Income increased 1.0% to $543 million in 2025 compared to $537 million in 2024, primarily driven by higher pricing, the favorable impact of foreign currency (3.2 pp), decreased advertising expenses, and lower amortization expense. These favorable impacts to Segment Adjusted Operating Income more than offset unfavorable volume/mix and inflationary pressures in manufacturing and procurement costs that outpaced our efficiency initiatives.

Emerging Markets:

	December 27, 2025	December 28, 2024	% Change
	(in millions)		
Net sales	$ 2,817	$ 2,768	1.8 %
Organic Net Sales[a]	2,802	2,678	4.6 %
Segment Adjusted Operating Income	341	321	6.2 %

(a) Organic Net Sales is a non-GAAP financial measure. See the *Non-GAAP Financial Measures* section at the end of this item.

Fiscal Year 2025 Compared to Fiscal Year 2024:

Net sales increased 1.8% to $2.8 billion in 2025 compared to $2.8 billion in 2024, including the unfavorable impacts of foreign currency (2.4 pp) and divestitures (0.4 pp). Organic Net Sales increased 4.6% to $2.8 billion in 2025 compared to $2.7 billion in 2024, primarily driven by higher pricing (4.0 pp) and favorable volume/mix (0.6 pp). Higher pricing was taken primarily in certain countries within WEEM to address inflationary pressures, which more than offset lower pricing in Indonesia. Favorable volume/mix was primarily driven by Taste Elevation, particularly in Brazil and China, which more than offset unfavorable volume/mix in Indonesia.

Segment Adjusted Operating Income increased 6.2% to $341 million in 2025 compared to $321 million in 2024, primarily due to higher pricing, reduced manufacturing costs, primarily as a result of our efficiency initiatives, and favorable volume/mix. These favorable impacts to Segment Adjusted Operating Income more than offset higher procurement and logistics costs reflecting inflationary pressure in WEEM, increased advertising expenses, unfavorable changes in allowances for trade receivables in Indonesia, the unfavorable impact of foreign currency (4.5 pp), and higher depreciation expense.

Liquidity and Capital Resources

We believe that cash generated from our operating activities, as well as our access to other potential sources of liquidity including our available-for-sale debt securities, commercial paper programs, and our senior unsecured revolving credit facility (the "Senior Credit Facility") will provide sufficient liquidity to meet our working capital needs, repayments of long-term debt, future contractual obligations, payment of our anticipated quarterly dividends, planned capital expenditures, restructuring expenditures, and contributions to our postemployment benefit plans for the next 12 months. An additional potential source of liquidity is access to capital markets. We intend to use our cash on hand and commercial paper programs for daily funding requirements.

Acquisitions and Divestitures:

In 2025, we entered into a definitive agreement to sell our infant and specialty food business in Italy, within our International Developed Markets segment. On December 31, 2025, in the first quarter of our fiscal year 2026, we closed the sale for total cash consideration of approximately $146 million.

In the first quarter of 2024, we consummated the Russia Infant Transaction for total cash consideration of approximately $25 million, and the Papua New Guinea Transaction for total cash consideration of approximately $22 million.

See Note 5, *Acquisitions and Divestitures*, in Item 8, *Financial Statements and Supplementary Data*, for additional information on our acquisitions and divestitures.

Cash Flow Activity for 2025 Compared to 2024:

Net Cash Provided by/Used for Operating Activities:

Net cash provided by operating activities was $4.5 billion for the year ended December 27, 2025 compared to $4.2 billion for the year ended December 28, 2024. This increase was primarily due to favorable changes in working capital, predominantly within inventory as a result of our efforts to optimize inventory levels, lower income taxes paid due, in part, to benefits received through the OBBBA, reduced cash outflows for variable compensation, and the current year conversion of certain plan assets related to the U.S. postretirement medical plan to cash. These impacts were partially offset by lower Adjusted Operating Income. See Note 12, *Postemployment Benefits*, in Item 8, *Financial Statements and Supplementary Data*, for additional information on our postemployment benefit plans activities.

Net Cash Provided by/Used for Investing Activities:

Net cash used for investing activities was $1.8 billion for the year ended December 27, 2025 compared to $1.0 billion for the year ended December 28, 2024. This change was primarily driven by the purchases of marketable securities, partially offset by lower capital expenditures, and lapping our prior year payment to acquire the TGI Friday License. Our 2025 capital expenditures were primarily focused on maintenance, technology, and cost improvement projects. We expect 2026 capital expenditures to be approximately $950 million.

Net Cash Provided by/Used for Financing Activities:

Net cash used for financing activities was $1.3 billion for the year ended December 27, 2025 compared to $3.0 billion for the year ended December 28, 2024. This change was primarily driven by increased debt proceeds received in the current year, decreased repurchases of common stock compared to the prior year period, and increased hedge settlements. See Note 17, *Debt*, in Item 8, *Financial Statements and Supplementary Data*, for additional information on our debt transactions and Note 19, *Capital Stock*, in Item 8, *Financial Statements and Supplementary Data*, for additional information on our share repurchase program.

Cash Held by International Subsidiaries:

Of the $2.6 billion cash and cash equivalents on our consolidated balance sheet at December 27, 2025, $981 million was held by international subsidiaries.

Subsequent to January 1, 2018, we consider the unremitted earnings of certain international subsidiaries that impose local country taxes on dividends to be indefinitely reinvested. For those undistributed earnings considered to be indefinitely reinvested, our intent is to reinvest these funds in our international operations, and our current plans do not demonstrate a need to repatriate the accumulated earnings to fund our U.S. cash requirements. The amount of unrecognized deferred tax liabilities for local country withholding taxes that would be owed, if repatriated, related to our 2018 through 2025 accumulated earnings of certain international subsidiaries is approximately $65 million. Our undistributed historic earnings in foreign subsidiaries through December 31, 2017 are currently not considered to be indefinitely reinvested. Our deferred tax liability associated with these undistributed historical earnings was insignificant at December 27, 2025, December 28, 2024, and December 30, 2023, and relates to local withholding taxes that would be owed when this cash is distributed.

Trade Payables Programs:

In order to manage our cash flow and related liquidity, we work with our suppliers to optimize our terms and conditions, which include the extension of payment terms. We maintain agreements with third-party administrators that allow participating suppliers to track payment obligations from us, and, at the sole discretion of the supplier, sell one or more of those payment obligations to participating financial institutions. Our obligations to our suppliers, including amounts due and scheduled payment terms, are not impacted. Our current payment terms with our suppliers, which we deem to be commercially reasonable, generally range from 0 to 250 days. All amounts due to participating suppliers are paid to the third party on the original invoice due dates, regardless of whether a particular invoice was sold. The amounts outstanding under these programs were $755 million at December 27, 2025 and $745 million at December 28, 2024. The amounts were included in accounts payable on our consolidated balance sheets. See Note 15, *Financing Arrangements*, in Item 8, *Financial Statements and Supplementary Data*, for additional information on our trade payables programs.

Borrowing Arrangements:

From time to time, we obtain funding through our commercial paper programs. We had no commercial paper outstanding at December 27, 2025, December 28, 2024, and December 30, 2023. We had no commercial paper outstanding during the years ended December 27, 2025 and December 28, 2024, and the maximum amount of commercial paper outstanding was $150 million during the year ended December 30, 2023.

Together with Kraft Heinz Food Company ("KHFC"), our 100% owned operating subsidiary, we have a credit agreement (the "Credit Agreement"), which provides for a five-year senior unsecured revolving credit facility in an aggregate amount of $4.0 billion (the "Senior Credit Facility"). On July 8, 2025, we entered into an amendment to this agreement to extend the maturity date from July 8, 2029 to July 8, 2030. Further, the amendment modified certain financial covenants, which changed the minimum shareholders' equity balance from $35 billion to $25 billion, and added an allowable add-back to the minimum shareholders' equity balance of up to $2 billion annually, commensurate with goodwill and intangible asset impairments recorded during the period. Subject to certain conditions, we may increase the amount of revolving commitments and/or add tranches of term loans in a combined aggregate amount of up to $1.0 billion.

No amounts were drawn on our Senior Credit Facility at December 27, 2025, December 28, 2024, or December 30, 2023. No amounts were drawn on our Senior Credit Facility during the years ended December 27, 2025, December 28, 2024 or December 30, 2023.

Our credit agreement contains customary representations, warranties, and covenants that are typical for these types of facilities and could, upon the occurrence of certain events of default, restrict our ability to access our Senior Credit Facility. We were in compliance with all financial covenants as of December 27, 2025.

Long-Term Debt:

Our long-term debt, including the current portion, was $21.2 billion at December 27, 2025, $19.9 billion at December 28, 2024, and $20.0 billion at December 30, 2023. The increase of debt in 2025 was primarily due to the issuance of the 2025 Notes, as well as changes in foreign currency exchange rates on our foreign-denominated debt, partially offset by the repayment of our 600 million euro senior notes due May 2025. The decrease of debt in 2024 was primarily due to changes in foreign currency exchange rates on our foreign-denominated debt, as well as the 550 million euro aggregate principle amount of senior notes that were repaid at maturity in May 2024, partially offset by the issuance of the 2024 Notes.

We have aggregate principal amounts of senior notes of approximately $1.9 billion maturing in June 2026.

We may from time to time seek to retire or purchase our outstanding debt through redemptions, tender offers, cash purchases, prepayments, refinancing, exchange offers, open market or privately negotiated transactions, Rule 10b5-1 plans, or otherwise.

Our long-term debt contains customary representations, covenants, and events of default. We were in compliance with all financial covenants as of December 27, 2025.

See Note 17, *Debt*, in Item 8, *Financial Statements and Supplementary Data*, for additional information on our long-term debt activity.

Equity and Dividends:

We paid dividends on our common stock of $1.9 billion in 2025 and 2024 and $2.0 billion in 2023. Additionally, in the first quarter of 2026, our Board declared a cash dividend of $0.40 per share of common stock, which is payable on March 27, 2026 to stockholders of record on March 6, 2026.

The declaration of dividends is subject to the discretion of our Board and depends on various factors, including our net income, financial condition, cash requirements, future prospects, and other factors that our Board deems relevant to its analysis and decision making.

On November 27, 2023, we announced that the Board approved a share repurchase program authorizing the Company to purchase up to $3.0 billion, exclusive of fees, of the Company's common stock through December 26, 2026. We are not obligated to repurchase any specific number of shares and the program may be modified, suspended, or discontinued at any time. Under the program, shares may be repurchased in open market transactions, including under plans complying with Rule 10b5-1 under the Exchange Act, privately negotiated transactions, transactions structured through investment banking institutions, or other means. As of December 27, 2025, we had remaining authorization under the share repurchase program of approximately $1.5 billion. The share repurchase program is in addition to our share repurchases to offset the dilutive effect of equity-based compensation.

Aggregate Contractual Obligations:

Related to our current and long-term material cash requirements, the following table summarizes our aggregate contractual obligations at December 27, 2025, which we expect to primarily fund with cash from operating activities (in millions):

| | Material Cash Requirements | | | | |
	2026	2027-2028	2029-2030	2031 and Thereafter	Total
Long-term debt[a]	$ 2,802	$ 5,261	$ 3,412	$ 21,577	$ 33,052
Finance leases[b]	45	119	105	113	382
Operating leases[c]	144	212	133	149	638
Purchase obligations[d]	587	843	407	197	2,034
Other long-term liabilities[e]	24	34	33	132	223
Total	$ 3,602	$ 6,469	$ 4,090	$ 22,168	$ 36,329

(a) Amounts represent the expected cash payments of our long-term debt, including interest on variable and fixed rate long-term debt. Interest on variable rate long-term debt is calculated based on interest rates at December 27, 2025.

(b) Amounts represent the expected cash payments of our finance leases, including expected cash payments of interest expense.

(c) Operating leases represent the minimum rental commitments under non-cancellable operating leases net of sublease income.

(d)   We have purchase obligations for materials, supplies, property, plant and equipment, and co-packing, storage, and distribution services based on projected needs to be utilized in the normal course of business. Other purchase obligations include commitments for marketing, advertising, capital expenditures, information technology, and professional services. Arrangements are considered purchase obligations if a contract specifies all significant terms, including fixed or minimum quantities to be purchased, a pricing structure, and approximate timing of the transaction. Several of these obligations are long-term and are based on minimum purchase requirements. Certain purchase obligations contain variable pricing components, and, as a result, actual cash payments are expected to fluctuate based on changes in these variable components. Due to the proprietary nature of some of our materials and processes, certain supply contracts contain penalty provisions for early terminations. We do not believe that a material amount of penalties is reasonably likely to be incurred under these contracts based upon historical experience and current expectations.

(e)   Other long-term liabilities primarily consist of estimated payments for the one-time toll charge related to 2017 U.S. tax reform, as well as postretirement benefit commitments. Certain other long-term liabilities related to income taxes, insurance accruals, and other accruals included on the consolidated balance sheet are excluded from the above table as we are unable to estimate the timing of payments for these items.

Pension plan contributions were $5 million in 2025. We estimate that 2026 pension plan contributions will be approximately $6 million. Postretirement benefit plan contributions were $10 million in 2025. We estimate that 2026 postretirement benefit plan contributions will be approximately $11 million. During the fourth quarter of 2025, we amended our U.S. postretirement medical plan to establish a sub-trust to permit the payment of certain postretirement benefit plan contributions for active non-union employees using $200 million of the retiree plan surplus. During the fourth quarter of 2024, we amended our U.S. postretirement medical plan to establish a sub-trust to permit the payment of certain postretirement benefit plan contributions for active union employees using $150 million of the retiree plan surplus. See Note 12, *Postemployment Benefits,* in Item 8, *Financial Statements and Supplementary Data*, for additional information on our pension and postretirement plans.

Estimated future contributions take into consideration current economic conditions, which at this time are expected to have minimal impact on expected contributions for 2026. Beyond 2026, we are unable to reliably estimate the timing of contributions to our pension or postretirement plans. Our actual contributions and plans may change due to many factors, including changes in tax, employee benefit, or other laws and regulations, tax deductibility, significant differences between expected and actual pension or postretirement asset performance or interest rates, or other factors. As such, estimated pension and postretirement plan contributions for 2026 have been excluded from the above table.

At December 27, 2025, the amount of net unrecognized tax benefits for uncertain tax positions, including an accrual of related interest and penalties along with positions only impacting the timing of tax benefits, was approximately $589 million. The timing of payments will depend on the progress of examinations with tax authorities. We are unable to make a reasonably reliable estimate as to if or when any significant cash settlements with taxing authorities may occur; therefore, we have excluded the amount of net unrecognized tax benefits from the above table.

Supplemental Guarantor Information:
The Kraft Heinz Company (as the "Parent Guarantor") fully and unconditionally guarantees all the senior unsecured registered notes (collectively, the "KHFC Senior Notes") issued by KHFC, our 100% owned operating subsidiary (the "Guarantee"). See Note 17, *Debt*, in Item 8, *Financial Statements and Supplementary Data*, for additional descriptions of these guarantees.

The payment of the principal, premium, and interest on the KHFC Senior Notes is fully and unconditionally guaranteed on a senior unsecured basis by the Parent Guarantor, pursuant to the terms and conditions of the applicable indenture. None of the Parent Guarantor's subsidiaries guarantee the KHFC Senior Notes.

The Guarantee is the Parent Guarantor's senior unsecured obligation and is: (i) *pari passu* in right of payment with all of the Parent Guarantor's existing and future senior indebtedness; (ii) senior in right of payment to all of the Parent Guarantor's future subordinated indebtedness; (iii) effectively subordinated to all of the Parent Guarantor's existing and future secured indebtedness to the extent of the value of the assets secured by that indebtedness; and (iv) effectively subordinated to all existing and future indebtedness and other liabilities of the Parent Guarantor's subsidiaries.

The KHFC Senior Notes are obligations exclusively of KHFC and the Parent Guarantor and not of any of the Parent Guarantor's other subsidiaries. Substantially all of the Parent Guarantor's operations are conducted through its subsidiaries. The Parent Guarantor's other subsidiaries are separate legal entities that have no obligation to pay any amounts due under the KHFC Senior Notes or to make any funds available therefor, whether by dividends, loans, or other payments. Except to the extent the Parent Guarantor is a creditor with recognized claims against its subsidiaries, all claims of creditors (including trade creditors) and holders of preferred stock, if any, of its subsidiaries will have priority with respect to the assets of such subsidiaries over its claims (and therefore the claims of its creditors, including holders of the KHFC Senior Notes). Consequently, the KHFC Senior Notes are structurally subordinated to all liabilities of the Parent Guarantor's subsidiaries and any subsidiaries that it may in the future acquire or establish. The obligations of the Parent Guarantor will terminate and be of no further force or effect in the following circumstances: (i) (a) KHFC's exercise of its legal defeasance option or, except in the case of a guarantee of any direct or indirect parent of KHFC, covenant defeasance option in accordance with the applicable indenture, or KHFC's obligations under the applicable indenture have been discharged in accordance with the terms of the applicable indenture or (b) as specified in a supplemental indenture to the applicable indenture; and (ii) the Parent Guarantor has delivered to the trustee an officer's certificate and an opinion of counsel, each stating that all conditions precedent provided for in the applicable indenture have been complied with. The Guarantee is limited by its terms to an amount not to exceed the maximum amount that can be guaranteed by the Parent Guarantor without rendering the Guarantee voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

The following tables present summarized financial information for the Parent Guarantor and KHFC (as subsidiary issuer of the KHFC Senior Notes) (together, the "Obligor Group"), on a combined basis after the elimination of all intercompany balances and transactions between the Parent Guarantor and subsidiary issuer and investments in any subsidiary that is a non-guarantor.

Summarized Statement of Income

| | For the Year Ended |
	December 27, 2025
Net sales	$ 15,849
Gross profit[a]	5,802
Intercompany service fees and other recharges	4,075
Operating income/(loss)	1,008
Equity in earnings/(losses) of subsidiaries	(5,812)
Net income/(loss)	(5,846)
Net income/(loss) attributable to common shareholders	(5,846)

(a) In 2025, the Obligor Group recorded $489 million of net sales to the non-guarantor subsidiaries and $67 million of purchases from the non-guarantor subsidiaries.

Summarized Balance Sheets

	December 27, 2025
ASSETS	
Current assets	$ 6,336
Current assets due from affiliates[a]	269
Non-current assets	5,648
Goodwill	8,823
Intangible assets, net	1,768
Non-current assets due from affiliates[b]	28
LIABILITIES	
Current liabilities	$ 5,211
Current liabilities due to affiliates[a]	1,122
Non-current liabilities	21,260
Non-current liabilities due to affiliates[b]	208

(a) Represents receivables and short-term lending due from and payables and short-term lending due to non-guarantor subsidiaries.

(b) Represents long-term lending due from and long-term borrowings due to non-guarantor subsidiaries.

Commodity Trends

We purchase and use large quantities of commodities, including dairy products, meat products, sugar and other sweeteners, coffee, tomato products, soybean and vegetable oils, eggs, other fruits and vegetables, and wheat and processed grains to manufacture our products. In addition, we purchase and use significant quantities of plastics, resin, cardboard, glass, paper and metal to package our products, and we use electricity, diesel fuel, and natural gas in the manufacturing and distribution of our products. We continuously monitor worldwide supply and cost trends of these commodities.

During the year ended December 27, 2025, we experienced increases in certain commodity costs, particularly for coffee, meats, and eggs while costs for cheese and dairy products and tomato products decreased. We manage commodity cost volatility primarily through pricing and risk management strategies including utilizing a range of commodity hedging techniques in an effort to limit the impact of price fluctuations on many of our principal raw materials. However, we do not fully hedge against changes in commodity prices, and our hedging strategies may not protect us from increases in specific raw material costs. As a result of these risk management strategies, our commodity costs may not immediately correlate with market price trends.

Critical Accounting Estimates

Note 2, *Significant Accounting Policies*, in Item 8, *Financial Statements and Supplementary Data*, includes a summary of the significant accounting policies we used to prepare our consolidated financial statements. The following is a review of the more significant assumptions and estimates as well as accounting policies we used to prepare our consolidated financial statements.

Revenue Recognition:
Our revenues are primarily derived from customer orders for the purchase of our products. We recognize revenues as performance obligations are fulfilled when control passes to our customers. We record revenues net of variable consideration, including consumer incentives and performance obligations related to trade promotions, excluding taxes, and including all shipping and handling charges billed to customers (accounting for shipping and handling charges that occur after the transfer of control as fulfillment costs). We also record a refund liability for estimated product returns and customer allowances as reductions to revenues within the same period that the revenue is recognized. We base these estimates principally on historical and current period experience factors. We recognize costs paid to third-party brokers to obtain contracts as expenses as our contracts are generally less than one year.

Advertising, Consumer Incentives, and Trade Promotions:
We promote our products with advertising, consumer incentives, and performance obligations related to trade promotions. Consumer incentives and trade promotions include, but are not limited to, discounts, coupons, rebates, performance-based in-store display activities, and volume-based incentives. Variable consideration related to consumer incentive and trade promotion activities is recorded as a reduction to revenues based on amounts estimated as being due to customers and consumers at the end of a period. We base these estimates principally on historical utilization, redemption rates, and/or current period experience factors. We review and adjust these estimates at least quarterly based on actual experience and other information.

Advertising expenses are recorded in selling, general and administrative expenses ("SG&A"). For interim reporting purposes, we charge advertising to operations as a percentage of estimated full year sales activity and marketing costs. We then review and adjust these estimates each quarter based on actual experience and other information. Our definition of advertising expenses includes advertising production costs, in-store advertising costs, agency fees, brand promotions and events, and sponsorships, in addition to costs to obtain advertising in television, radio, print, digital, and social channels. We recorded advertising expenses of $1,073 million in 2025, $1,031 million in 2024, and $1,071 million in 2023. We also incur market research costs, which are recorded in SG&A but are excluded from advertising expenses.

Goodwill and Intangible Assets:
As of December 27, 2025, we maintain 10 reporting units globally, six of which comprise our goodwill balance. These six reporting units had an aggregate goodwill carrying amount of $22.2 billion at December 27, 2025. Our indefinite-lived intangible asset balance primarily consists of a number of individual brands, which had an aggregate carrying amount of $34.2 billion as of December 27, 2025.

We test our reporting units and brands for impairment annually as of the first day of our third quarter, or more frequently if events or circumstances indicate it is more likely than not that the fair value of a reporting unit or brand is less than its carrying amount. Such events and circumstances could include a sustained decrease in our market capitalization, increased competition or unexpected loss of market share, increased input costs beyond projections, disposals of significant brands or components of our business, unexpected business disruptions (for example due to a natural disaster, pandemic, or loss of a customer, supplier, or other significant business relationship), unexpected significant declines in operating results, significant adverse changes in the markets in which we operate, changes in income tax rates, changes in interest rates, or changes in management strategy. We test reporting units for impairment by comparing the estimated fair value of each reporting unit with its carrying amount. We test brands for impairment by comparing the estimated fair value of each brand with its carrying amount. If the carrying amount of a reporting unit or brand exceeds its estimated fair value, we record an impairment loss based on the difference between fair value and carrying amount, in the case of reporting units, not to exceed the associated carrying amount of goodwill.

Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions, estimates, and market factors. Estimating the fair value of individual reporting units and brands requires us to make assumptions and estimates regarding our future plans, as well as industry, economic, and regulatory conditions, and to consider the market multiples of certain peer and guideline companies. These assumptions and estimates include estimated future annual net cash flows (including net sales, cost of products sold, SG&A, depreciation and amortization, working capital, and capital expenditures), income tax considerations, discount rates, long-term growth rates, royalty rates, contributory asset charges, and other market factors. As part of our 2025 annual impairment test as of June 29, 2025, we used discount rates ranging from 7.3% to 14.8% and long-term growth rates ranging from 0.0% to 4.0% in estimating the fair value of our reporting units. Additionally, we used discount rates ranging from 8.5% to 12.3%, long-term growth rates ranging from 0.0% to 4.0%, and royalty rates ranging from 5.0% to 20.0% in estimating the fair value of our brands. If current expectations of future growth rates, royalty rates, and margins are not met, if market factors outside of our control change; such as discount rates, market capitalization, income tax rates, foreign currency exchange rates, or inflation, or if management's expectations or plans otherwise change, including updates to our long-term operating plans, then one or more of our reporting units or brands might become impaired in the future. Additionally, any decisions to divest certain non-strategic assets could lead to future goodwill or intangible asset impairments.

As detailed in Note 9, *Goodwill and Intangible Assets*, in Item 8, *Financial Statements and Supplementary Data*, we recorded impairment losses related to goodwill and indefinite-lived intangible assets. Our reporting units and brands that were impaired in 2025, 2024, and 2023 were written down to their respective fair values resulting in zero excess fair value over carrying amount as of the applicable impairment test dates. Our reporting units and brands that had 20% or less excess fair value over carrying amount as of the 2025 annual impairment test have a heightened risk of future impairments if any assumptions, estimates, or market factors change in the future.

Our reporting units that were determined to have less than 5% fair value over carrying amount as of our 2025 annual impairment test had an aggregate goodwill carrying amount of $21.9 billion as of the 2025 annual impairment test and included Elevation, HDM, Western Europe, MCCS, and Canada reporting units. Our Asia reporting unit had less than 20% fair value over carrying amount with an aggregate goodwill carrying amount of $314 million as of the 2025 annual impairment test. Our reporting units that have 20% or less excess fair value over carrying amounts as of the 2025 annual impairment test are considered at a heightened risk of future impairments and had an aggregate carrying amount of $22.2 billion. Our four remaining reporting units had no goodwill carrying amount at the time of the 2025 annual impairment test.

As of the 2025 annual impairment test, our *Kraft* brand was determined to have less than 2% fair value over carrying amount, and had a carrying amount of $8.5 billion. Our brands that had over 2% but less than 10% fair value over carrying amount included *Lunchables, Bagel Bites,* and *Claussen* and had an aggregate carrying amount of $1.2 billion as of the 2025 annual impairment test. Our brands that had 10-20% fair value over carrying amount included *Velveeta, Oscar Mayer, A1, Capri Sun,* and *Cool Whip* and had an aggregate carrying amount of $5.3 billion as of the 2025 annual impairment test. The aggregate carrying amount of brands with fair value over carrying amount 20-50% was $17.0 billion as of the 2025 annual impairment test. Although the remaining brands, with a carrying amount of $2.2 billion, have more than 50% excess fair value over carrying amount as of the 2025 annual impairment test, these amounts are also susceptible to impairments if any assumptions, estimates, or market factors significantly change in the future. Our brands that have 20% or less excess fair value over carrying amounts as of the 2025 annual impairment test are considered at a heightened risk of future impairments and had an aggregate carrying amount of $15.0 billion.

We generally utilize the discounted cash flow method under the income approach to estimate the fair value of our reporting units. Some of the more significant assumptions inherent in estimating the fair values include the estimated future annual cash flows for each reporting unit (including net sales, cost of products sold, SG&A, depreciation and amortization, working capital, and capital expenditures), income tax rates, long-term growth rates, royalty rates, a discount rate that appropriately reflects the risks inherent in each future cash flow stream, and other market factors. We select the assumptions used in the financial forecasts using historical data, supplemented by current and anticipated market conditions, estimated product category growth rates, management's plans, and a consideration of market multiples of certain peer and guideline companies.

We utilize the excess earnings method under the income approach to estimate the fair value of certain of our largest brands. Some of the more significant assumptions inherent in estimating the fair values include the estimated future annual cash flows for each brand (including net sales, cost of products sold, and SG&A), contributory asset charges, income tax considerations, long-term growth rates, a discount rate that reflects the level of risk associated with the future earnings attributable to the brand, and management's intent to invest in the brand indefinitely. We select the assumptions used in the financial forecasts using historical data, supplemented by current and anticipated market conditions, estimated product category growth rates, management's plans, and a consideration of market multiples of certain peer and guideline companies.

We utilize the relief from royalty method under the income approach to estimate the fair value of our remaining brands. Some of the more significant assumptions inherent in estimating the fair values include the estimated future annual sales for each brand, royalty rates (as a percentage of net sales that would hypothetically be charged by a licensor of the brand to an unrelated licensee), income tax considerations, long-term growth rates, a discount rate that reflects the level of risk associated with the future cost savings attributable to the brand, and management's intent to invest in the brand indefinitely. We select the assumptions used in the financial forecasts using historical data, supplemented by current and anticipated market conditions, estimated product category growth rates, management's plans, and a consideration of market multiples of certain peer and guideline companies.

The discount rates, long-term growth rates, and royalty rates used to estimate the fair values of our reporting units and our brands with 20% or less excess fair value over carrying amount, as well as the goodwill or brand carrying amounts, as of the 2025 annual impairment test for each reporting unit and brand were as follows:

	Goodwill or Brands Carrying Amount (in billions)	Discount Rate		Long-Term Growth Rate		Royalty Rate	
		Minimum	Maximum	Minimum	Maximum	Minimum	Maximum
Reporting units	$ 22.2	7.3 %	11.8 %	0.5 %	4.0 %		
Brands (excess earnings method)	11.3	8.5 %	8.8 %	0.5 %	2.0 %		
Brands (relief from royalty method)	3.7	8.8 %	9.3 %	0.5 %	2.0 %	7.0 %	20.0 %

Assumptions used in impairment testing are made at a point in time and require significant judgment; therefore, they are subject to change based on the facts and circumstances present at each annual and interim impairment test date. Additionally, these assumptions are generally interdependent and do not change in isolation. However, as it is reasonably possible that changes in assumptions could occur, as a sensitivity measure, we have presented the estimated effects of isolated changes in discount rates, long-term growth rates, and royalty rates on the fair values of our reporting units and brands with 20% or less excess fair value over carrying amount. These estimated changes in fair value are not necessarily representative of the actual impairment that would be recorded in the event of a fair value decline.

If we had changed the assumptions used to estimate the fair value of our reporting units and brands with 20% or less excess fair value over carrying amount, as a result of the 2025 annual impairment test for each of these reporting units and brands, these isolated changes, which are reasonably possible to occur, would have led to the following increase/(decrease) in the aggregate fair value of these reporting units and brands (in billions):

	Discount Rate		Long-Term Growth Rate		Royalty Rate	
	50-Basis-Point		25-Basis-Point		100-Basis-Point	
	Increase	Decrease	Increase	Decrease	Increase	Decrease
Reporting units	$ (3.5)	$ 4.0	$ 1.7	$ (1.6)		
Brands (excess earnings method)	(0.8)	1.0	0.4	(0.3)		
Brands (relief from royalty method)	(0.3)	0.3	0.1	(0.1)	$ 0.4	$ (0.4)

Definite-lived intangible assets are amortized on a straight-line basis over the estimated periods benefited. We review definite-lived intangible assets for impairment when conditions exist that indicate the carrying amount of the assets may not be recoverable. Such conditions could include significant adverse changes in the business climate, current-period operating or cash flow losses, significant declines in forecasted operations, or a current expectation that an asset group will be disposed of before the end of its useful life. We perform undiscounted operating cash flow analyses to determine if an impairment exists. When testing for impairment of definite-lived intangible assets held for use, we group assets at the lowest level for which cash flows are separately identifiable. If an impairment is determined to exist, the loss is calculated based on estimated fair value. Impairment losses on definite-lived intangible assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

See Note 9, *Goodwill and Intangible Assets*, in Item 8, *Financial Statements and Supplementary Data*, for our impairment testing results.

Postemployment Benefit Plans:

We maintain various retirement plans for the majority of our employees. These include pension benefits, postretirement health care benefits, and defined contribution benefits. The cost of these plans is charged to expense over an appropriate term based on, among other things, the cost component and whether the plan is active or inactive. Changes in the fair value of our plan assets result in net actuarial gains or losses. These net actuarial gains and losses are deferred into accumulated other comprehensive income/(losses) and amortized within other expense/(income) in future periods using the corridor approach. The corridor is 10% of the greater of the market-related value of the plan's asset or projected benefit obligation. Any actuarial gains and losses in excess of the corridor are then amortized over an appropriate term based on whether the plan is active or inactive.

For our postretirement benefit plans, our 2026 health care cost trend rate assumption will be 6.5%. We established this rate based upon our most recent experience as well as our expectation for health care trend rates going forward. We anticipate the weighted average assumed ultimate trend rate will be 4.8%. The year in which the ultimate trend rate is reached varies by plan, ranging between the years 2027 and 2035. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans.

Our 2026 discount rate assumption will be 5.3% for service cost and 4.5% for interest cost for our postretirement plans. Our 2026 discount rate assumption will be 5.7% for service cost and 4.8% for interest cost for our U.S. pension plans and 5.8% for service cost and 5.0% for interest cost for our non-U.S. pension plans. We model these discount rates using a portfolio of high quality, fixed-income debt instruments with durations that match the expected future cash flows of the plans. Changes in our discount rates were primarily the result of changes in bond yields year-over-year.

Our 2026 expected return on plan assets will be 5.9% (net of applicable taxes) for our postretirement plans. Our 2026 expected rate of return on plan assets will be 6.7% for our U.S. pension plans and 5.3% for our non-U.S. pension plans. We determine our expected rate of return on plan assets from the plan assets' historical long-term investment performance, current and future asset allocation, and estimates of future long-term returns by asset class. We attempt to maintain our target asset allocation by re-balancing between asset classes as we make contributions and monthly benefit payments.

While we do not anticipate further changes in the 2026 assumptions for our U.S. and non-U.S. pension and postretirement benefit plans, as a sensitivity measure, a 100-basis-point change in our discount rate or a 100-basis-point change in the expected rate of return on plan assets would have the following effects, increase/(decrease) in cost (in millions):

| | U.S. Plans 100-Basis-Point | | Non-U.S. Plans 100-Basis-Point | |
	Increase	Decrease	Increase	Decrease
Effect of change in discount rate on pension costs	$ 9	$ (4)	$ (2)	$ 3
Effect of change in expected rate of return on plan assets on pension costs	(27)	27	(14)	14
Effect of change in discount rate on postretirement costs	—	—	(1)	1
Effect of change in expected rate of return on plan assets on postretirement costs	(6)	6	—	—

Income Taxes:

We compute our annual tax rate based on the statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we earn income. Significant judgment is required in determining our annual tax rate and in evaluating the uncertainty of our tax positions. We recognize a benefit for tax positions that we believe will more likely than not be sustained upon examination. The amount of benefit recognized is the largest amount of benefit that we believe has more than a 50% probability of being realized upon settlement. We regularly monitor our tax positions and adjust the amount of recognized tax benefit based on our evaluation of information that has become available since the end of our last financial reporting period. The annual tax rate includes the impact of these changes in recognized tax benefits. When adjusting the amount of recognized tax benefits, we do not consider information that has become available after the balance sheet date, however we do disclose the effects of new information whenever those effects would be material to our financial statements. Unrecognized tax benefits represent the difference between the amount of benefit taken or expected to be taken in a tax return and the amount of benefit recognized for financial reporting. These unrecognized tax benefits are recorded primarily within other non-current liabilities on the consolidated balance sheets.

We record valuation allowances to reduce deferred tax assets to the amount that is more likely than not to be realized. When assessing the need for valuation allowances, we consider future taxable income and ongoing prudent and feasible tax planning strategies. Should a change in circumstances lead to a change in judgment about the realizability of deferred tax assets in future years, we would adjust related valuation allowances in the period that the change in circumstances occurs, along with a corresponding increase or decrease to income. The resolution of tax reserves and changes in valuation allowances could be material to our results of operations for any period but is not expected to be material to our financial position.

New Accounting Pronouncements

See Note 4, *New Accounting Standards*, in Item 8, *Financial Statements and Supplementary Data*, for a discussion of new accounting pronouncements.

Contingencies

See Note 16, *Commitments and Contingencies*, in Item 8, *Financial Statements and Supplementary Data*, for a discussion of our contingencies.

Non-GAAP Financial Measures

The non-GAAP financial measures we provide in this report should be viewed in addition to, and not as an alternative for, results prepared in accordance with U.S. GAAP.

To supplement the consolidated financial statements prepared in accordance with U.S. GAAP, we have presented Organic Net Sales, Adjusted Operating Income, and Adjusted EPS, which are considered non-GAAP financial measures. The non-GAAP financial measures presented may differ from similarly titled non-GAAP financial measures presented by other companies, and other companies may not define these non-GAAP financial measures in the same way. These measures are not substitutes for their comparable U.S. GAAP financial measures, such as net sales, net income/(loss), operating income(loss), diluted EPS, or other measures prescribed by U.S. GAAP, and there are limitations to using non-GAAP financial measures.

Management uses these non-GAAP financial measures to assist in comparing our performance on a consistent basis for purposes of business decision making by removing the impact of certain items that management believes do not directly reflect our underlying operations. We believe that Organic Net Sales, Adjusted Operating Income, and Adjusted EPS provide important comparability of underlying operating results, allowing investors and management to assess the Company's operating performance on a consistent basis.

Management believes that presenting our non-GAAP financial measures is useful to investors because it (i) provides investors with meaningful supplemental information regarding financial performance by excluding certain items, (ii) permits investors to view performance using the same tools that management uses to budget, make operating and strategic decisions, and evaluate historical performance, and (iii) otherwise provides supplemental information that may be useful to investors in evaluating our results. We believe that the presentation of these non-GAAP financial measures, when considered together with the corresponding U.S. GAAP financial measures and the reconciliations to those measures, provides investors with additional understanding of the factors and trends affecting our business than could be obtained absent these disclosures.

Organic Net Sales is defined as net sales excluding, when they occur, the impact of currency, acquisitions and divestitures, and a 53rd week of shipments. We calculate the impact of currency on net sales by holding exchange rates constant at the previous year's exchange rate, with the exception of highly inflationary subsidiaries, for which we calculate the previous year's results using the current year's exchange rate.

Adjusted Operating Income is defined as operating income excluding, when they occur, the impacts restructuring activities, deal costs, separation costs, unrealized gains/(losses) on commodity hedges (the unrealized gains and losses are recorded in general corporate expenses until realized; once realized, the gains and losses are recorded in the applicable segment's operating results), impairment losses, and certain non-ordinary course legal and regulatory matters.

Adjusted EPS is defined as diluted EPS excluding, when they occur, the impacts of restructuring activities, deal costs, separation costs, unrealized losses/(gains) on commodity hedges, impairment losses, certain non-ordinary course legal and regulatory matters, losses/(gains) on the sale of a business, other losses/(gains) related to acquisitions and divestitures (e.g., tax and hedging impacts), nonmonetary currency devaluation (e.g., remeasurement gains and losses), debt prepayment and extinguishment (benefit)/costs, and certain significant discrete income tax items, and including, when they occur, adjustments to reflect preferred stock dividend payments on an accrual basis.


The Kraft Heinz Company
Reconciliation of Net Sales to Organic Net Sales
(dollars in millions)
(Unaudited)


	Net Sales		Currency		Acquisitions and Divestitures		Organic Net Sales		Price	Volume/Mix
2025										
North America	$	18,586	$	(35)	$	—	$	18,621		
International Developed Markets		3,539		73		—		3,466		
Emerging Markets		2,817		15		—		2,802		
Kraft Heinz	$	24,942	$	53	$	—	$	24,889		
2024										
North America	$	19,543	$	—	$	—	$	19,543		
International Developed Markets		3,535		—		—		3,535		
Emerging Markets		2,768		80		10		2,678		
Kraft Heinz	$	25,846	$	80	$	10	$	25,756		
Year-over-year growth rates										
North America		(4.9)%		(0.2) pp		0.0 pp		(4.7)%	0.3 pp	(5.0) pp
International Developed Markets		0.1 %		2.0 pp		0.0 pp		(1.9)%	0.9 pp	(2.8) pp
Emerging Markets		1.8 %		(2.4) pp		(0.4) pp		4.6 %	4.0 pp	0.6 pp
Kraft Heinz		(3.5)%		(0.1) pp		0.0 pp		(3.4)%	0.7 pp	(4.1) pp

The Kraft Heinz Company
Reconciliation of Operating Income/(Loss) to Adjusted Operating Income
(in millions)
(Unaudited)

	December 27, 2025	December 28, 2024
Operating income/(loss)	$ (4,669)	$ 1,683
Restructuring activities	13	27
Unrealized losses/(gains) on commodity hedges	35	(19)
Impairment losses	9,306	3,669
Separation costs	60	—
Adjusted Operating Income	$ 4,745	$ 5,360

The Kraft Heinz Company
Reconciliation of Diluted EPS to Adjusted EPS
(Unaudited)

	December 27, 2025	December 28, 2024
Diluted EPS	$ (4.93)	$ 2.26
Restructuring activities[a]	0.02	0.01
Unrealized losses/(gains) on commodity hedges[b]	0.02	(0.01)
Impairment losses[c]	7.31	2.58
Separation costs[d]	0.05	—
Losses/(gains) on sale of business[e]	0.04	0.05
Nonmonetary currency devaluation[f]	0.03	0.01
Certain significant discrete income tax items[g]	0.06	(1.84)
Adjusted EPS	$ 2.60	$ 3.06

(a) Gross expenses/(income) included in restructuring activities were expenses of $21 million ($18 million after-tax) in 2025 and $20 million ($18 million after-tax) in 2024 and were recorded in the following income statement line items:

- Cost of products sold included expenses of $1 million in 2025 and $8 million in 2024;

- SG&A included expenses of $12 million in 2025 and $19 million in 2024; and

- Other expense/(income) included expenses of $8 million in 2025 and income of $7 million in 2024.

(b) Gross expenses/(income) included in unrealized losses/(gains) on commodity hedges were expenses of $35 million ($26 million after-tax) in 2025 and income of $19 million ($15 million after-tax) in 2024 and were recorded in cost of products sold.

(c) Gross impairment losses included the following:

- Goodwill impairment losses of $6.7 billion ($6.7 billion after-tax) in 2025 and $1.6 billion ($1.6 billion after-tax) in 2024, which were recorded in SG&A; and

- Intangible asset impairment losses of $2.6 billion ($2.0 billion after-tax) in 2025 and $2.0 billion ($1.6 billion after-tax) in 2024, which were recorded in SG&A.

(d) Gross expenses recorded in separation costs were $60 million ($53 million after-tax) in 2025 and were recorded in SG&A.

(e) Gross expenses/(income) included in losses/(gains) on sale of business were expenses of $42 million ($42 million after-tax) in 2025 and expenses of $81 million ($60 million after-tax) in 2024 and were recorded in other expense/(income).

(f) Gross expenses included in nonmonetary currency devaluation were $34 million ($34 million after-tax) in 2025 and $16 million ($16 million after-tax) in 2024 and were recorded in other expense/(income).

(g) Certain significant discrete income tax items included expenses of $73.0 million in 2025 and a benefit of $2.2 billion in 2024. The expense in 2025 related to an adjustment to the valuation allowance associated with a non-U.S. deferred tax asset recognized in 2024 as a result of the movement of certain business operations to a wholly-owned subsidiary in the Netherlands. The benefit in 2024 represented the recognition of a foreign deferred tax asset ($3.0 billion) and an associated valuation allowance ($0.6 billion) related to the transfer of business operations to a wholly-owned subsidiary in the Netherlands, partially offset by the establishment of a valuation allowance against deferred tax assets in our subsidiary in Brazil.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to market risks from adverse changes in commodity prices, foreign exchange rates, and interest rates. We monitor and manage these exposures as part of our overall risk management program. Our risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that volatility in these markets may have on our operating results. We maintain risk management policies that principally use derivative financial instruments to reduce significant, unanticipated fluctuations in earnings and cash flows that may arise from variations in commodity prices, foreign currency exchange rates, and interest rates. We manage market risk by incorporating parameters within our risk management strategy that limit the types of derivative instruments, the derivative strategies we use, and the degree of market risk that we hedge with derivative instruments. See Note 2, *Significant Accounting Policies*, and Note 13, *Financial Instruments*, in Item 8, *Financial Statements and Supplementary Data*, for details of our market risk management policies and the financial instruments used to hedge those exposures.

When we use financial instruments, we are exposed to credit risk that a counterparty might fail to fulfill its performance obligations under the terms of our agreement. We minimize our credit risk by entering into transactions with counterparties with investment grade credit ratings, limiting the amount of exposure we have with each counterparty, and monitoring the financial condition of our counterparties. We maintain a policy of requiring that all significant, non-exchange traded derivative contracts are governed by an International Swaps and Derivatives Association master agreement. By policy, we do not engage in speculative or leveraged transactions, nor do we hold or issue financial instruments for trading purposes.

Effect of Hypothetical 10% Fluctuation in Market Prices:
The potential gain or loss on the fair value of our outstanding commodity contracts, foreign exchange contracts, and cross-currency swap contracts, assuming a hypothetical 10% fluctuation in commodity prices and foreign currency exchange rates, would have been (in millions):

	December 27, 2025	December 28, 2024
Commodity contracts	$ 86	$ 81
Foreign currency contracts	240	165
Cross-currency swap contracts	176	71

It should be noted that any change in the fair value of our derivative contracts, real or hypothetical, would be significantly offset by an inverse change in the value of the underlying hedged items. In relation to foreign currency contracts, this hypothetical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. Our utilization of financial instruments in managing market risk exposures described above is consistent with the prior year. Changes in our portfolio of financial instruments are a function of our results of operations, debt repayments and debt issuances, market effects on debt and foreign currency, and our acquisition and divestiture activities.

Item 8. Financial Statements and Supplementary Data.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of The Kraft Heinz Company

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of The Kraft Heinz Company and its subsidiaries (the "Company") as of December 27, 2025 and December 28, 2024, and the related consolidated statements of income, of comprehensive income, of equity and of cash flows for each of the three years in the period ended December 27, 2025, including the related notes and financial statement schedule listed in the index appearing under Item 15(a) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 27, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 27, 2025 and December 28, 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 27, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 27, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Interim (Q2) and Annual Goodwill Impairment Assessments for Certain Reporting Units

As described in Notes 2 and 9 to the consolidated financial statements, the Company's goodwill balance was $22.2 billion as of December 27, 2025, a significant portion of which related to certain reporting units, Elevation; Hydration, Desserts, & Meals (HDM); Western Europe (WE); and Meat, Cheese, Coffee, & Snacks (MCCS). Management tests reporting units for impairment annually as of the first day of the third quarter, or more frequently if events or circumstances indicate it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Reporting units are tested for impairment by comparing the estimated fair value of each reporting unit with its carrying amount. If the carrying amount of a reporting unit exceeds its estimated fair value, an impairment loss is recorded based on the difference between the fair value and carrying amount, not to exceed the associated carrying amount of goodwill. As a result of the interim impairment test performed in the second quarter of 2025, management recognized non-cash goodwill impairment losses of $6.7 billion all of which related to the Taste Elevation, Ready Meals, and Snacking (TMS); Meat & Cheese (MC); Western Europe (WE); Canada and North America Coffee (CNAC); and Away from Home & Kraft Heinz Ingredients (AFH) reporting units. Management utilizes the discounted cash flow method under the income approach to estimate the fair value of reporting units. Management's cash flow projections included significant assumptions related to net sales, cost of products sold, selling, general, and administrative costs (SG&A), depreciation and amortization, working capital, capital expenditures, income tax rates, discount rates, long-term growth rates, royalty rates, and other market factors.

The principal considerations for our determination that performing procedures relating to the interim goodwill impairment assessments in the second quarter of 2025 (for TMS, AFH, WE, MC, and CNAC) and the annual goodwill impairment assessments (for Elevation, HDM, WE, and MCCS) is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the reporting units; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to net sales, cost of products sold, SG&A, income tax rate, discount rate, long-term growth rate, and royalty rate, as applicable to the reporting unit; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessments, including controls over the valuation of the TMS, AFH, WE, MC, and CNAC reporting units on an interim basis and Elevation, HDM, WE, and MCCS on an annual basis. These procedures also included, among others (i) testing management's process for developing the fair value estimate of the reporting units; (ii) evaluating the appropriateness of the discounted cash flow method used by management; (iii) testing the completeness and accuracy of underlying data used in the method; and (iv) evaluating the reasonableness of the significant assumptions used by management related to net sales, cost of products sold, SG&A, income tax rate, discount rate, long-term growth rate, and royalty rate, as applicable to the reporting unit. Evaluating management's assumptions related to net sales, cost of products sold, SG&A, income tax rates, royalty rates, discount rates, and long-term growth rates involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting units; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the Company's discounted cash flow method and (ii) the reasonableness of the discount rate and long-term growth rate assumptions, as applicable to the reporting unit.

Interim (Q2) and Annual Impairment Assessments for Certain Indefinite-Lived Intangible Assets– Individual Brands

As described in Notes 2 and 9 to the consolidated financial statements, the Company's indefinite-lived intangible assets balance, which consists primarily of individual brands, was $34.2 billion as of December 27, 2025, a portion of which related to certain brands, *Kraft, Velveeta, Oscar Mayer, Lunchables, and Capri Sun*. Management tests brands for impairment annually as of the first day of the third quarter, or more frequently if events or circumstances indicate it is more likely than not that the fair value of a brand is less than its carrying amount. Brands are tested for impairment by comparing the estimated fair value of each brand with its carrying amount. If the carrying amount of a brand exceeds its estimated fair value, an impairment loss is recorded based on the difference between the fair value and carrying amount. As a result of the interim impairment test performed in the second quarter of 2025, management recognized non-cash indefinite-lived intangible asset impairment losses of $2.6 billion, a significant portion of which related to the *Kraft*, *Velveeta* and *Lunchables* brands. As disclosed by management, management utilizes either an excess earnings method or relief from royalty method to estimate the fair value of its brands. Using the excess earnings method, management's cash flow projections included significant assumptions relating to net sales, cost of products sold, SG&A, contributory asset charges, income tax considerations, long-term growth rates, discount rates, and other market factors. Using the relief from royalty method, management's cash flow projections included significant assumptions related to net sales, royalty rates, income tax considerations, long-term growth rates, discount rates, and other market factors.

The principal considerations for our determination that performing procedures relating to the interim goodwill impairment assessments in the second quarter of 2025 (for *Kraft, Velveeta, Oscar Mayer*, and *Lunchables*) and the annual indefinite-lived intangible impairment assessments (for *Kraft, Velveeta, Oscar Mayer, Lunchables, and Capri Sun*) is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the brands; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to (a) net sales, cost of products sold, SG&A, discount rates, and long-term growth rates, as applicable to the brand, for the excess earnings method and (b) net sales, discount rates, and royalty rates, as applicable to the brand, for the relief from royalty method; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's indefinite-lived intangible assets impairment assessments, including controls over the valuation of the *Kraft, Velveeta, Oscar Mayer,* and *Lunchables* brands on an interim basis and *Kraft, Velveeta, Oscar Mayer, Lunchables and Capri Sun* brands on an annual basis. These procedures also included, among others (i) testing management's process for developing the fair value estimate of the brands; (ii) evaluating the appropriateness of the excess earnings and relief from royalty methods used by management; (iii) testing the completeness and accuracy of underlying data used in the methods; and (iv) evaluating the reasonableness of the significant assumptions used by management related to (a) net sales, cost of products sold, SG&A, discount rates, and long-term growth rates, as applicable to the brand, used for the excess earnings method and (b) net sales, discount rates, and royalty rates, as applicable to the brand, used for the relief from royalty method. Evaluating management's assumptions related to net sales, cost of products sold, SG&A, discount rates, and long-term growth rates for the excess earnings method and net sales, discount rates, and royalty rates for the relief from royalty method involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the brand; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the Company's excess earnings and relief from royalty methods and (ii) the reasonableness of the discount rate and long-term growth rate assumptions for the excess earnings method and the reasonableness of the discount rate and royalty rate assumptions for the relief from royalty method.

/s/ PricewaterhouseCoopers LLP
Chicago, Illinois
February 12, 2026

We have served as the Company's or its predecessors' auditor since 1979.

The Kraft Heinz Company
Consolidated Statements of Income
(in millions, except per share data)

	December 27, 2025	December 28, 2024	December 30, 2023
Net sales	$ 24,942	$ 25,846	$ 26,640
Cost of products sold	16,633	16,878	17,714
Gross profit	8,309	8,968	8,926
Selling, general and administrative expenses, excluding impairment losses	3,672	3,616	3,692
Goodwill impairment losses	6,734	1,638	510
Intangible asset impairment losses	2,572	2,031	152
Selling, general and administrative expenses	12,978	7,285	4,354
Operating income/(loss)	(4,669)	1,683	4,572
Interest expense	947	912	912
Other expense/(income)	(171)	(85)	27
Income/(loss) before income taxes	(5,445)	856	3,633
Provision for/(benefit from) income taxes	403	(1,890)	787
Net income/(loss)	(5,848)	2,746	2,846
Net income/(loss) attributable to noncontrolling interest	(2)	2	(9)
Net income/(loss) attributable to common shareholders	$ (5,846)	$ 2,744	$ 2,855
Per share data applicable to common shareholders:			
Basic earnings/(loss)	$ (4.93)	$ 2.27	$ 2.33
Diluted earnings/(loss)	(4.93)	2.26	2.31

See accompanying notes to the consolidated financial statements.

The Kraft Heinz Company
Consolidated Statements of Comprehensive Income
(in millions)

	December 27, 2025	December 28, 2024	December 30, 2023
Net income/(loss)	$ (5,848)	$ 2,746	$ 2,846
Other comprehensive income/(loss), net of tax:			
Foreign currency translation adjustments	987	(513)	309
Net deferred gains/(losses) on net investment hedges	(313)	121	(119)
Amounts excluded from the effectiveness assessment of net investment hedges	28	38	28
Net deferred losses/(gains) on net investment hedges reclassified to net income/(loss)	(30)	(38)	(27)
Net deferred gains/(losses) on cash flow hedges	106	21	3
Amounts excluded from the effectiveness assessment of cash flow hedges	(1)	6	19
Net deferred losses/(gains) on cash flow hedges reclassified to net income/(loss)	(173)	39	(50)
Amounts excluded from the effectiveness assessment of fair value hedges	26	(23)	—
Net deferred losses/(gains) on fair value hedges reclassified to net income/(loss)	(6)	(3)	—
Net actuarial gains/(losses) arising during the period	(81)	35	(70)
Prior service credits/(costs) arising during the period	(3)	(7)	—
Net postemployment benefit losses/(gains) reclassified to net income/(loss)	(6)	(14)	115
Total other comprehensive income/(loss)	534	(338)	208
Total comprehensive income/(loss)	(5,314)	2,408	3,054
Comprehensive income/(loss) attributable to noncontrolling interest	(13)	(25)	(7)
Comprehensive income/(loss) attributable to common shareholders	$ (5,301)	$ 2,433	$ 3,061

See accompanying notes to the consolidated financial statements.

The Kraft Heinz Company
Consolidated Balance Sheets
(in millions, except per share data)

	December 27, 2025	December 28, 2024
ASSETS		
Cash and cash equivalents	$ 2,615	$ 1,334
Trade receivables (net of allowances of $34 at December 27, 2025 and $26 at December 28, 2024)	2,254	2,147
Inventories	3,167	3,376
Prepaid expenses	291	215
Marketable securities	1,060	—
Other current assets	588	583
Assets held for sale	152	—
Total current assets	10,127	7,655
Property, plant and equipment, net	7,318	7,152
Goodwill	22,179	28,673
Intangible assets, net	37,529	40,099
Other non-current assets	4,633	4,708
TOTAL ASSETS	$ 81,786	$ 88,287
LIABILITIES AND EQUITY		
Current portion of long-term debt	$ 1,908	$ 654
Accounts payable	4,308	4,188
Accrued marketing	801	697
Interest payable	298	263
Other current liabilities	1,455	1,451
Liabilities held for sale	8	—
Total current liabilities	8,778	7,253
Long-term debt	19,311	19,215
Deferred income taxes	9,022	9,679
Accrued postemployment costs	131	135
Long-term deferred income	1,321	1,374
Other non-current liabilities	1,434	1,306
TOTAL LIABILITIES	39,997	38,962
Commitments and Contingencies (Note 16)		
Redeemable noncontrolling interest	12	6
Equity:		
Common stock, $0.01 par value (5,000 shares authorized; 1,257 shares issued and 1,184 shares outstanding at December 27, 2025; 1,254 shares issued and 1,195 shares outstanding at December 28, 2024)	12	12
Additional paid-in capital	51,287	52,135
Retained earnings/(deficit)	(4,629)	2,171
Accumulated other comprehensive income/(losses)	(2,370)	(2,915)
Treasury stock, at cost (73 shares at December 27, 2025 and 59 shares at December 28, 2024)	(2,636)	(2,218)
Total shareholders' equity	41,664	49,185
Noncontrolling interest	113	134
TOTAL EQUITY	41,777	49,319
TOTAL LIABILITIES AND EQUITY	$ 81,786	$ 88,287

See accompanying notes to the consolidated financial statements.

The Kraft Heinz Company
Consolidated Statements of Equity
(in millions)

	Common Stock	Additional Paid-in Capital	Retained Earnings/(Deficit)	Accumulated Other Comprehensive Income/(Losses)	Treasury Stock, at Cost	Noncontrolling Interest	Total Equity
Balance at December 31, 2022	$ 12	$ 51,834	$ 489	$ (2,810)	$ (847)	$ 152	$ 48,830
Net income/(loss) excluding redeemable noncontrolling interest	—	—	2,855	—	—	1	2,856
Other comprehensive income/(loss) excluding redeemable noncontrolling interest	—	—	—	206	—	—	206
Dividends declared-common stock ($1.60 per share)	—	—	(1,977)	—	—	—	(1,977)
Exercise of stock options, issuance of other stock awards, repurchase of common stock, and other	—	203	—	—	(439)	9	(227)
Balance at December 30, 2023	12	52,037	1,367	(2,604)	(1,286)	162	49,688
Net income/(loss) excluding redeemable noncontrolling interest	—	—	2,744	—	—	2	2,746
Other comprehensive income/(loss) excluding redeemable noncontrolling interest	—	—	—	(311)	—	(20)	(331)
Dividends declared-common stock ($1.60 per share)	—	—	(1,940)	—	—	—	(1,940)
Dividends declared-noncontrolling interest ($98.77 per share on January 31, 2024 and $95.03 per share on December 11, 2024)	—	—	—	—	—	(14)	(14)
Repurchase of common stock	—	—	—	—	(939)	—	(939)
Exercise of stock options, issuance of other stock awards, and other	—	98	—	—	7	4	109
Balance at December 28, 2024	12	52,135	2,171	(2,915)	(2,218)	134	49,319
Net income/(loss) excluding redeemable noncontrolling interest	—	—	(5,846)	—	—	(2)	(5,848)
Other comprehensive income/(loss) excluding redeemable noncontrolling interest	—	—	—	545	—	(17)	528
Dividends declared-common stock ($1.60 per share)	—	(952)	(954)	—	—	—	(1,906)
Dividends declared-noncontrolling interest ($92.08 per share)	—	—	—	—	—	(6)	(6)
Repurchase of common stock	—	—	—	—	(402)	—	(402)
Exercise of stock options, issuance of other stock awards, and other	—	104	—	—	(16)	4	92
Balance at December 27, 2025	$ 12	$ 51,287	$ (4,629)	$ (2,370)	$ (2,636)	$ 113	$ 41,777

See accompanying notes to the consolidated financial statements.

The Kraft Heinz Company
Consolidated Statements of Cash Flows
(in millions)

	December 27, 2025	December 28, 2024	December 30, 2023
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income/(loss)	$ (5,848)	$ 2,746	$ 2,846
Adjustments to reconcile net income/(loss) to operating cash flows:			
Depreciation and amortization	968	948	961
Divestiture-related license income	(52)	(54)	(54)
Equity award compensation expense	95	109	141
Deferred income tax provision/(benefit)	(495)	(2,857)	17
Postemployment benefit plan asset transfers/(contributions)	185	161	(22)
Goodwill and intangible asset impairment losses	9,306	3,669	662
Nonmonetary currency devaluation	34	16	28
Loss/(gain) on sale of business	42	81	(4)
Other items, net	(3)	(46)	207
Changes in current assets and liabilities:			
Trade receivables	(55)	(139)	18
Inventories	133	(6)	(106)
Accounts payable	(97)	(308)	(295)
Other current assets	(88)	(38)	139
Other current liabilities	337	(98)	(562)
Net cash provided by/(used for) operating activities	4,462	4,184	3,976
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(801)	(1,024)	(1,013)
Payments to acquire intangible assets	—	(140)	—
Purchases of marketable securities	(1,724)	—	—
Proceeds from sale of marketable securities	686	—	—
Proceeds from sale of business, net of cash disposed and working capital adjustments	9	8	—
Other investing activities, net	(3)	133	97
Net cash provided by/(used for) investing activities	(1,833)	(1,023)	(916)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repayments of long-term debt	(678)	(618)	(848)
Proceeds from issuance of long-term debt	1,620	594	657
Proceeds from issuance of commercial paper	—	—	150
Repayments of commercial paper	—	—	(150)
Dividends paid	(1,898)	(1,931)	(1,965)
Repurchases of common stock	(436)	(988)	(455)
Other financing activities, net	141	(65)	(67)
Net cash provided by/(used for) financing activities	(1,251)	(3,008)	(2,678)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	80	(71)	(19)
Cash, cash equivalents, and restricted cash			
Net increase/(decrease)	1,458	82	363
Balance at beginning of period	1,486	1,404	1,041
Balance at end of period	$ 2,944	$ 1,486	$ 1,404
CASH PAID DURING THE PERIOD FOR:			
Interest	$ 903	$ 906	$ 896

See accompanying notes to the consolidated financial statements.

Note 1. Basis of Presentation

Organization

On July 2, 2015 (the "2015 Merger Date"), through a series of transactions, we consummated the merger of Kraft Foods Group, Inc. ("Kraft") with and into a wholly-owned subsidiary of H.J. Heinz Holding Corporation ("Heinz") (the "2015 Merger"). At the closing of the 2015 Merger, Heinz was renamed The Kraft Heinz Company.

We operate on a 52- or 53-week fiscal year ending on the last Saturday in December in each calendar year. Unless the context requires otherwise, references to years and quarters contained herein pertain to our fiscal years and fiscal quarters. Our 2025 fiscal year was a 52-week period that ended on December 27, 2025, our 2024 fiscal year was a 52-week period that ended on December 28, 2024, and our 2023 fiscal year was a 52-week period that ended on December 30, 2023.

Principles of Consolidation

The consolidated financial statements include The Kraft Heinz Company and all of our controlled subsidiaries. All intercompany transactions are eliminated.

Reportable Segments

We manage our operating results through four operating segments: North America, Europe and Pacific Developed Markets ("EPDM" or "International Developed Markets"), West and East Emerging Markets ("WEEM"), and Asia Emerging Markets ("AEM"). We have two reportable segments defined by geographic region: North America and International Developed Markets. Our remaining operating segments, consisting of WEEM and AEM, are combined and disclosed as Emerging Markets.

Use of Estimates

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires us to make accounting policy elections, estimates, and assumptions that affect the reported amount of assets, liabilities, reserves, and expenses. These accounting policy elections, estimates, and assumptions are based on our best estimates and judgments. We evaluate our policy elections, estimates, and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment. We believe these estimates to be reasonable given the current facts available. We adjust our policy elections, estimates, and assumptions when facts and circumstances dictate. Market volatility, including foreign currency exchange rates, increases the uncertainty inherent in our estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from estimates. If actual amounts differ from estimates, we include the revisions in our consolidated results of operations in the period the actual amounts become known. Historically, the aggregate differences, if any, between our estimates and actual amounts in any year have not had a material effect on our consolidated financial statements.

Reclassifications

We made reclassifications and adjustments to certain previously reported financial information to conform to our current period presentation.

Held for Sale

At December 27, 2025, we classified certain assets and liabilities as held for sale in our consolidated balance sheet, primarily relating to the divestiture of our infant and specialty food business in Italy in our International Developed Markets segment. At December 28, 2024, assets classified as held for sale were insignificant. See Note 5, *Acquisitions and Divestitures*, for additional information.

Cash, **Cash Equivalents**, **and Restricted Cash**

Cash equivalents include term deposits with banks, money market funds, and all highly liquid investments with original maturities of three months or less. The fair value of cash equivalents approximates the carrying amount. Cash and cash equivalents that are legally restricted as to withdrawal or usage are classified in other current assets or other non-current assets, as applicable, on the consolidated balance sheets. At December 27, 2025, we had restricted cash of $164 million recorded in other current assets and restricted cash of $165 million recorded in other non-current assets. At December 28, 2024, we had restricted cash of $31 million recorded in other current assets and restricted cash of $121 million recorded in other non-current assets. The year-over-year increase was due to the conversion of certain assets related to the U.S. postretirement medical plan to cash, partially offset by claim payments for active and retired employees as a result of the conversion. See Note 12, *Postemployment Benefits*, for additional information. Total cash, cash equivalents, and restricted cash was $2,944 million at December 27, 2025 and $1,486 million at December 28, 2024.

Note 2. Significant Accounting Policies

Revenue Recognition:

Our revenues are primarily derived from customer orders for the purchase of our products. We recognize revenues as performance obligations are fulfilled when control passes to our customers. We record revenues net of variable consideration, including consumer incentives and performance obligations related to trade promotions, excluding taxes, and including all shipping and handling charges billed to customers (accounting for shipping and handling charges that occur after the transfer of control as fulfillment costs). We also record a refund liability for estimated product returns and customer allowances as reductions to revenues within the same period that the revenue is recognized. We base these estimates principally on historical and current period experience factors. We recognize costs paid to third-party brokers to obtain contracts as expenses as our contracts are generally less than one year.

Advertising, Consumer Incentives, and Trade Promotions:

We promote our products with advertising, consumer incentives, and performance obligations related to trade promotions. Consumer incentives and trade promotions include, but are not limited to, discounts, coupons, rebates, performance-based in-store display activities, and volume-based incentives. Variable consideration related to consumer incentive and trade promotion activities is recorded as a reduction to revenues based on amounts estimated as being due to customers and consumers at the end of a period. We base these estimates principally on historical utilization, redemption rates, and/or current period experience factors. We review and adjust these estimates at least quarterly based on actual experience and other information.

Advertising expenses are recorded in selling, general and administrative expenses ("SG&A"). For interim reporting purposes, we charge advertising to operations as a percentage of estimated full year sales activity and marketing costs. We then review and adjust these estimates each quarter based on actual experience and other information. Our definition of advertising expenses includes advertising production costs, in-store advertising costs, agency fees, brand promotions and events, and sponsorships, in addition to costs to obtain advertising in television, radio, print, digital, and social channels. We recorded advertising expenses of $1,073 million in 2025, $1,031 million in 2024, and $1,071 million in 2023. We also incur market research costs, which are recorded in SG&A but are excluded from advertising expenses.

Research and Development Expense:

We expense costs as incurred for product research and development within SG&A. Research and development expenses were approximately $167 million in 2025, $150 million in 2024, and $147 million in 2023.

Stock-Based Compensation:

We recognize compensation costs related to equity awards on a straight-line basis over the vesting period of the award, which is generally three to four years, or on a straight-line basis over the requisite service period for each separately vesting portion of the awards. These costs are primarily recognized within SG&A. We estimate expected forfeitures rather than recognizing forfeitures as they occur in determining our equity award compensation costs. We classify equity award compensation costs primarily within general corporate expenses. See Note 11, *Employees' Stock Incentive Plans*, for additional information.

Divestiture-Related License Income:
In 2021, we finalized a transaction with a third party, an affiliate of Groupe Lactalis ("Lactalis") to sell certain assets in our global cheese business, as well as to license the *Kraft*, *Velveeta* and *Philadelphia* trademarks, for a total consideration of approximately $3.3 billion. Of the $3.3 billion total consideration, approximately $1.6 billion was attributed to the licensing of the *Kraft*, *Velveeta* and *Philadelphia* trademarks based on the estimated fair value of the licensed portion of each brand. The license income related to the perpetual licenses of the *Kraft* and *Velveeta* brands are recognized over a period of approximately 30 years. The license income related to the transitional license of the *Philadelphia* brand was recognized over a period of approximately three years. We recognized license income of approximately $52 million in 2025, and $54 million in 2024 and 2023, which is recorded as a reduction to SG&A. Related to this agreement, we have recorded approximately $1.3 billion in long-term deferred income and $54 million in other current liabilities at December 27, 2025, and $1.4 billion in long-term deferred income and $54 million in other current liabilities at December 28, 2024 on the consolidated balance sheets.

Postemployment Benefit Plans:
We maintain various retirement plans for the majority of our employees. These include pension benefits, postretirement health care benefits, and defined contribution benefits. The cost of these plans is charged to expense over an appropriate term based on, among other things, the cost component and whether the plan is active or inactive. Changes in the fair value of our plan assets result in net actuarial gains or losses. These net actuarial gains and losses are deferred into accumulated other comprehensive income/(losses) and amortized within other expense/(income) in future periods using the corridor approach. The corridor is 10% of the greater of the market-related value of the plan's asset or projected benefit obligation. Any actuarial gains and losses in excess of the corridor are then amortized over an appropriate term based on whether the plan is active or inactive. See Note 12, *Postemployment Benefits*, for additional information.

Income Taxes:
We recognize income taxes based on amounts refundable or payable for the current year and record deferred tax assets or liabilities for any difference between the financial reporting and tax basis of our assets and liabilities. We also recognize deferred tax assets for temporary differences, operating loss carryforwards, and tax credit carryforwards. Deferred tax assets are included in other non-current assets on the consolidated balance sheets. Inherent in determining our annual tax rate are judgments regarding business plans, planning opportunities, and expectations about future outcomes. Realization of certain deferred tax assets, primarily net operating loss and other carryforwards, is dependent upon generating sufficient taxable income in the appropriate jurisdiction prior to the expiration of the carryforward periods.

We apply a more-likely-than-not threshold to the recognition and derecognition of uncertain tax positions. Accordingly, we recognize the amount of tax benefit that has a greater than 50 percent likelihood of being ultimately realized upon settlement. Future changes in judgment related to the expected ultimate resolution of uncertain tax positions will affect our results in the period of such change.

We record valuation allowances to reduce deferred tax assets to the amount that is more likely than not to be realized. When assessing the need for valuation allowances, we consider future taxable income, future legislative developments, and ongoing prudent and feasible tax planning strategies. Should a change in circumstances lead to a change in judgment about the realizability of deferred tax assets in future years, we would adjust related valuation allowances in the period that the change in circumstances occurs, along with a corresponding adjustment to our provision for/(benefit from) income taxes. The resolution of tax reserves and changes in valuation allowances could be material to our results of operations for any period, but is not expected to be material to our financial position.

Common Stock and Preferred Stock Dividends:
Dividends are recorded as a reduction to retained earnings. When we have an accumulated retained deficit, dividends are recorded as a reduction of additional paid-in capital.

Inventories:
Inventories are stated at the lower of cost or net realizable value. We value inventories primarily using the average cost method.

Property, Plant and Equipment:

Property, plant and equipment are stated at historical cost and depreciated on the straight-line method over the estimated useful lives of the assets. Machinery and equipment are depreciated over periods ranging from three years to 20 years and buildings and improvements over periods up to 40 years. Capitalized software costs are included in property, plant and equipment if we have the contractual right to take possession of the software at any time and it is feasible for us to either run the software on our own hardware or contract with a third party to host the software. These costs are amortized on a straight-line basis over the estimated useful lives of the software, which do not exceed 10 years. We review long-lived assets for impairment when conditions exist that indicate the carrying amount of the assets may not be fully recoverable. Such conditions could include significant adverse changes in the business climate, current-period operating or cash flow losses, significant declines in forecasted operations, or a current expectation that an asset group will be disposed of before the end of its useful life. We perform undiscounted operating cash flow analyses to determine if an impairment exists. When testing for impairment of assets held for use, we group assets at the lowest level for which cash flows are separately identifiable. If an impairment is determined to exist, the loss is calculated based on estimated fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

Hosted Cloud Computing Arrangement that is a Service Contract:

Deferred implementation costs for hosted cloud computing service arrangements are stated at historical cost and amortized on a straight-line basis over the term of the hosting arrangement that the implementation costs relate to. Deferred implementation costs to be amortized during the next 12 months for these arrangements are included in prepaid expenses and amortized to SG&A. All remaining amounts to be amortized are included in other non-current assets. The corresponding cash flows related to these arrangements will be reported within operating activities. We review the deferred implementation costs for impairment when we believe the deferred costs may no longer be recoverable. Such conditions could include situations where the arrangement is not expected to provide substantive service potential, a significant change occurs in the manner in which the arrangement is used or expected to be used, including early cancellation or termination of the arrangement, or situations where the arrangement has had, or will have, a significant change made to it. In instances where we have concluded that an impairment exists, we accelerate the deferred costs on the consolidated balance sheets for immediate expense recognition in SG&A.

Goodwill and Intangible Assets:

We maintain 10 reporting units globally, six of which comprise our goodwill balance. Our indefinite-lived intangible asset balance primarily consists of a number of individual brands. We test our reporting units and brands for impairment annually as of the first day of our third quarter, or more frequently if events or circumstances indicate it is more likely than not that the fair value of a reporting unit or brand is less than its carrying amount. Such events and circumstances could include a sustained decrease in our market capitalization, increased competition or unexpected loss of market share, increased input costs beyond projections, disposals of significant brands or components of our business, unexpected business disruptions (for example due to a natural disaster, pandemic, or loss of a customer, supplier, or other significant business relationship), unexpected significant declines in operating results, significant adverse changes in the markets in which we operate, changes in income tax rates, changes in interest rates, or changes in management strategy. We test reporting units for impairment by comparing the estimated fair value of each reporting unit with its carrying amount. We test brands for impairment by comparing the estimated fair value of each brand with its carrying amount. If the carrying amount of a reporting unit or brand exceeds its estimated fair value, we record an impairment loss based on the difference between fair value and carrying amount, in the case of reporting units, not to exceed the associated carrying amount of goodwill.

Definite-lived intangible assets are amortized on a straight-line basis over the estimated periods benefited. We review definite-lived intangible assets for impairment when conditions exist that indicate the carrying amount of the assets may not be recoverable. Such conditions could include significant adverse changes in the business climate, current-period operating or cash flow losses, significant declines in forecasted operations, or a current expectation that an asset group will be disposed of before the end of its useful life. We perform undiscounted operating cash flow analyses to determine if an impairment exists. When testing for impairment of definite-lived intangible assets held for use, we group assets at the lowest level for which cash flows are separately identifiable. If an impairment is determined to exist, the loss is calculated based on estimated fair value. Impairment losses on definite-lived intangible assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

See Note 9, *Goodwill and Intangible Assets*, for additional information.

Leases:

We determine whether a contract is or contains a lease at contract inception based on the presence of identified assets and our right to obtain substantially all the economic benefit from and to direct the use of such assets. When we determine a lease exists, we record a right-of-use ("ROU") asset and corresponding lease liability on our consolidated balance sheets. ROU assets represent our right to use an underlying asset for the lease term. Lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets are recognized at the lease commencement date at the value of the lease liability and are adjusted for any prepayments, lease incentives received, and initial direct costs incurred. Lease liabilities are recognized at the lease commencement date based on the present value of remaining lease payments over the lease term. As the discount rate implicit in the lease is not readily determinable in most of our leases, we use our incremental borrowing rate (dependent on tenor and currency and adjusted to reflect collateralization) based on the information available at the lease commencement date in determining the present value of lease payments. Our lease terms include options to extend or terminate the lease when it is reasonably certain that we will exercise that option.

We do not record lease contracts with a term of 12 months or less on our consolidated balance sheets.

We recognize fixed lease expense for operating leases on a straight-line basis over the lease term. For finance leases, we recognize amortization expense over the shorter of the estimated useful life of the underlying assets or the lease term. In instances of title transfer, expense is recognized over the useful life. Interest expense on a finance lease is recognized using the effective interest method over the lease term.

We have lease agreements with non-lease components that relate to the lease components (e.g., common area maintenance such as cleaning or landscaping, insurance, etc.). We generally account for each lease and any non-lease components associated with that lease as a single lease component for all underlying asset classes. Accordingly, all costs associated with a lease contract are accounted for as lease costs.

Certain leasing arrangements require variable payments that are dependent on usage or output or may vary for other reasons, such as insurance and tax payments. Variable lease payments that do not depend on an index or rate are excluded from lease payments in the measurement of the ROU asset and lease liability and are recognized as expenses in the period in which the payment occurs.

Our lease agreements typically do not include significant restrictions or covenants, and residual value guarantees are generally not included within our leases.

See Note 18, *Leases*, for additional information.

Financial Instruments:

Derivatives and hedging instruments:

As we source our commodities on global markets and periodically enter into financing or other arrangements abroad, we use a variety of risk management strategies and financial instruments to manage commodity price, foreign currency exchange rate, and interest rate risks. Our risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on our operating results. One way we do this is through actively hedging our risks through the use of derivative instruments. As a matter of policy, we do not use highly leveraged derivative instruments, nor do we use financial instruments for speculative purposes.

Derivatives are recorded on our consolidated balance sheets as assets or liabilities at fair value, which fluctuate based on changing market conditions.

Certain derivatives are designated as cash flow hedges or fair value hedges and qualify for hedge accounting treatment, while others are not designated as hedging instruments and are marked to market through net income/(loss). The gains and losses on cash flow hedges are deferred as a component of accumulated other comprehensive income/(losses) and are recognized in net income/(loss) at the time the hedged item affects net income/(loss), in the same line item as the underlying hedged item. The gains/(losses) on fair value hedges are recognized in net income/(loss) at the time the hedged item affects net income/(loss), in the same line item as the underlying hedged item. The excluded component on cash flow hedges and fair value hedges is recognized in net income/(loss) over the life of the hedging relationship in the same income statement line item as the underlying hedged item. We also designate certain derivatives and non-derivatives as net investment hedges to hedge the net assets of certain foreign subsidiaries which are exposed to volatility in foreign currency exchange rates. Changes in the value of these derivatives and remeasurements of our non-derivatives designated as net investment hedges are calculated each period using the spot method, with changes reported in foreign currency translation adjustments within accumulated other comprehensive income/(losses). Such amounts will remain in accumulated other comprehensive income/(losses) until the complete or substantially complete liquidation of our investment in the underlying foreign operations. The excluded component on derivatives designated as net investment hedges is recognized in net income/(loss) within interest expense. The income statement classification of gains and losses related to derivative instruments not designated as hedging instruments is determined based on the underlying intent of the contracts. Cash flows related to the settlement of derivative instruments designated as net investment hedges of foreign operations are classified in the consolidated statements of cash flows within investing activities. All other cash flows related to derivative instruments are classified in the same caption as the cash flows of the related hedged item, which can be within operating, investing, or financing activities.

To qualify for hedge accounting, a specified level of hedging effectiveness between the hedging instrument and the item being hedged must be achieved at inception and maintained throughout the hedged period. When a hedging instrument no longer meets the specified level of hedging effectiveness, we reclassify the related hedge gains or losses previously deferred into other comprehensive income/(losses) to net income/(loss) within other expense/(income). We formally document our risk management objectives, our strategies for undertaking the various hedge transactions, the nature of and relationships between the hedging instruments and hedged items, and the method for assessing hedge effectiveness. Additionally, for qualified hedges of forecasted transactions, we specifically identify the significant characteristics and expected terms of the forecasted transactions. If it becomes probable that a forecasted transaction will not occur, the hedge will no longer be effective and all of the derivative gains or losses would be recognized in net income/(loss) in the current period.

Unrealized gains and losses on our commodity derivatives not designated as hedging instruments are recorded in cost of products sold and are included within general corporate expenses until realized. Once realized, the gains and losses are included within the applicable segment operating results.

Our designated and undesignated derivative contracts include:

- *Net investment hedges.* We have numerous investments in our foreign subsidiaries, the net assets of which are exposed to volatility in foreign currency exchange rates. We manage this risk by utilizing derivative and non-derivative instruments, including cross-currency swap contracts, foreign exchange contracts, and certain foreign currency denominated debt designated as net investment hedges. We exclude the interest accruals and any off-market values on cross-currency swap contracts and the forward points on foreign exchange forward contracts from the assessment and measurement of hedge effectiveness. We recognize the interest accruals and any amortization of off-market values on cross-currency swap contracts in net income/(loss) within interest expense. We amortize the forward points on foreign exchange contracts into net income/(loss) within interest expense over the life of the hedging relationship.

- *Foreign currency cash flow hedges.* We use various financial instruments to mitigate our exposure to changes in exchange rates from third-party and intercompany actual and forecasted transactions. Our principal foreign currency exposures that are hedged include the euro, Canadian dollar, and British pound sterling. These instruments include cross-currency swap contracts and foreign exchange forward and option contracts. Substantially all of these derivative instruments are highly effective and qualify for hedge accounting treatment. We exclude the interest accruals on cross-currency swap contracts (when interest is not a hedged item) and the forward points and option premiums or discounts on foreign exchange contracts from the assessment and measurement of hedge effectiveness and amortize such amounts into net income/(loss) in the same line item as the underlying hedged item over the life of the hedging relationship.

- *Interest rate cash flow hedges.* From time to time, we have used derivative instruments, including interest rate swaps and treasury locks, as part of our interest rate risk management strategy. We have primarily used interest rate swaps and treasury locks to hedge the variability of interest payment cash flows on a portion of our future debt obligations.

- *Foreign currency fair value hedges.* We use derivative instruments to hedge changes in the fair value of foreign currency denominated assets or liabilities due to changes in exchange rates. These instruments may include cross-currency swap contracts and foreign exchange forward contracts. The gains/(losses) on the hedged item, driven by changes in foreign exchange rates, are economically offset by fair value movements on the effective portion of our derivative instrument, which is reported in the same income statement line item in the same period. The amounts excluded from the assessment of effectiveness are recognized in earnings over the life of the hedge on a systematic and rational basis in the same line item as the hedged item.

- *Commodity derivatives.* We are exposed to price risk related to forecasted purchases of certain commodities that we primarily use as raw materials. We enter into commodity purchase contracts primarily for dairy products, vegetable oils, coffee beans, corn, wheat products, sugar cane and meat products. These commodity purchase contracts generally are not subject to the accounting requirements for derivative instruments and hedging activities under the normal purchases and normal sales exception. We also use commodity futures, options, and swaps to economically hedge the price of certain commodity costs, including the commodities noted above, as well as diesel fuel, packaging products, and natural gas. We do not designate these commodity contracts as hedging instruments. We also occasionally use futures to economically cross hedge a commodity exposure.

Available-for-sale securities:

We invest in certain marketable fixed-income debt securities that are classified as available-for-sale. Our available-for-sale securities are reported at fair value based on pricing models and quoted market prices adjusted for credit and non-performance risk. Highly liquid investments with maturities of 90 days or less are included in cash and cash equivalents on our consolidated balance sheets. Investments with maturities of greater than 90 days but less than 12 months are presented as marketable securities on our consolidated balance sheets. We did not hold any investments with maturities exceeding 12 months.

Unrealized holding gains/(losses) are deferred into accumulated other comprehensive income/(losses) until the security is settled or sold. We regularly evaluate our available-for-sale debt securities for expected credit and non-credit related losses. In making these assessments, we evaluate, among other things, the financial condition and credit quality of the issuer, as well as our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery. Credit-related losses are recognized through other expense/(income) in the period incurred, and non-credit related losses are deferred into accumulated other comprehensive income/(losses) until the related securities are sold.

See Note 13, *Financial Instruments*, for additional information.

Translation of Foreign Currencies:

For all significant foreign operations, the functional currency is the local currency. Assets and liabilities of these operations are translated at the exchange rate in effect at each period end. Income statement accounts are translated at the average rate of exchange prevailing during the period. Foreign currency translation adjustments arising from the use of differing exchange rates from period to period are included as a component of accumulated other comprehensive income/(losses) on our consolidated balance sheets. Gains and losses from foreign currency transactions are included in net income/(loss) for the period.

Highly Inflationary Accounting:

We apply highly inflationary accounting if the cumulative inflation rate in an economy for a three-year period meets or exceeds 100%. Under highly inflationary accounting, the financial statements of a subsidiary are remeasured into our reporting currency (U.S. dollars) based on the legally available exchange rate at which we expect to settle the underlying transactions. Exchange gains and losses from the remeasurement of monetary assets and liabilities are reflected in other expense/(income) on our consolidated statements of income, rather than accumulated other comprehensive income/(losses) on our consolidated balance sheets, until such time as the economy is no longer considered highly inflationary. Certain non-monetary assets and liabilities are recorded at the applicable historical exchange rates. We apply highly inflationary accounting to the results of our subsidiaries in Turkey and Venezuela in all years presented, and Egypt in 2025 and 2024. As a result of applying highly inflationary accounting to the results of our subsidiaries in these countries, we recognized nonmonetary currency devaluation losses in other expense/(income) of $34 million as of December 27, 2025, $16 million as of December 28, 2024, and $28 million as of December 30, 2023. The net monetary assets of each of our subsidiaries in Turkey, Venezuela, and Egypt were insignificant at December 27, 2025. Our results of operations in Turkey, Venezuela, and Egypt reflect those of controlled subsidiaries.

Note 3. Previously Announced Separation Transaction

On September 2, 2025, we announced a plan to separate the Company into two independent, publicly traded companies through a tax-free spin-off (the "Separation"). On February 11, 2026, we announced that the Kraft Heinz Board of Directors (the "Board") has decided to pause work related to the Separation. If completed, the Separation would result in two companies, whose names would be determined at a later date, one of which would focus on Taste Elevation and shelf-stable meals, and the other of which would focus on certain North American staples. If work related to the Separation is resumed, the Separation would be subject to the satisfaction of customary conditions, including final approval by the Board, receipt of favorable tax opinions of our U.S. tax advisors with respect to the tax-free nature of the Separation, and the effectiveness of appropriate filings with the U.S. Securities and Exchange Commission. The timing of the Separation and whether it will be completed is uncertain and we cannot assure that the Separation will be completed on the anticipated timeline or at all or that the terms of the Separation will not change.

We incurred $60 million of separation costs for the year ended December 27, 2025, primarily related to consulting, advisory and employee-related costs. These costs were recognized in SG&A on our consolidated statements of income.

Note 4. New Accounting Standards

Accounting Standards Adopted in the Current Year

Income Taxes (Topic 740) – Improvements to Income Tax Disclosures:
In December 2023, the FASB issued ASU 2023-09 to improve income tax disclosure requirements under ASC 740, *Income Taxes*. The guidance requires entities to provide separate information about a reporting entity's effective tax rate reconciliation and about income taxes paid. We adopted this ASU in the fourth quarter of 2025 and added the required disclosures on a prospective basis in Note 10, *Income Taxes*. There was no other impact to our financial statement disclosures as a result of adopting this ASU.

Accounting Standards Not Yet Adopted

Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40):
In November 2024, the FASB issued ASU 2024-03 to improve financial reporting under ASC 220, *Income Statement-Reporting Comprehensive Income*. The guidance requires entities to disclose additional information about specific expense categories related to cost of sales and SG&A in the notes to financial statements at interim and annual reporting periods. This ASU will be effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. We are currently evaluating the impact this ASU will have on our financial statements and related disclosures.

Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40):
In September 2025, the FASB issued ASU 2025-06 to provide clarification and improvements to the accounting for internal-use software costs under ASC 350-40, *Intangibles – Goodwill and Other – Internal-Use Software*. The guidance includes amendments related to capitalization of implementation costs, subsequent measurement, and related presentation and disclosure requirements. This ASU will be effective for fiscal years beginning after December 15, 2027, and interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact this ASU will have on our financial statements and related disclosures.

Note 5. Acquisitions and Divestitures

Divestitures

Italy Infant Transaction:
On July 9, 2025, we entered into a definitive agreement with a third party, NewPrinces S.p.A., to sell our infant and specialty food business in Italy, within our International Developed Markets segment (the "Italy Infant Transaction"). The net assets to be transferred in the Italy Infant Transaction include, among other things, our intellectual property rights to the *Plasmon* and *Nipiol* brands and one manufacturing facility in Italy (collectively, the "Italy Infant Disposal Group").

In the third quarter of 2025, we determined that the Italy Infant Disposal Group met the held for sale criteria. Accordingly, we have presented the assets and liabilities of the Italy Infant Disposal Group as held for sale on the consolidated balance sheet at December 27, 2025. As of July 9, 2025, the date the Italy Infant Disposal Group was determined to be held for sale, we tested the individual assets included within the Italy Infant Disposal Group for impairment. We determined that the net assets of the Italy Infant Disposal Group had an aggregate carrying amount above their estimated fair value less cost to sell, and that the goodwill within the Italy Infant Disposal Group was fully impaired. Accordingly, we recorded a non-cash goodwill impairment loss of $40 million, which was recognized in SG&A, for the year ended December 27, 2025. Further, we recorded an estimated pre-tax loss on sale of business of $47 million for the year ended December 27, 2025, which was recognized in other expense/(income) on our consolidated statement of income.

On December 31, 2025, in the first quarter of our fiscal year 2026, we closed the Italy Infant Transaction for total cash consideration of approximately $146 million.

Russia Infant Transaction:
On March 11, 2024, we closed and finalized the sale of our infant nutrition business in Russia to a third party for total cash consideration of approximately $25 million (the "Russia Infant Transaction"). As a result of the Russia Infant Transaction, we recognized an insignificant pre-tax gain in other expense/(income) on our condensed consolidated statement of income in the first quarter of 2024.

Papua New Guinea Transaction:
On February 5, 2024, we closed and finalized the sale of 100% of the equity interests in our Papua New Guinea subsidiary, Hugo Canning Company Limited, to a third party for total cash consideration of approximately $22 million (the "Papua New Guinea Transaction"). As a result of the Papua New Guinea Transaction, we recognized a pre-tax loss on sale of business of approximately $80 million in other expense/(income) on our condensed consolidated statement of income in the first quarter of 2024, of which approximately $41 million relates to the release of accumulated foreign currency losses.

Deal Costs:
We incurred insignificant deal costs in 2025, 2024, and 2023. We recognized these deal costs in SG&A.

Note 6. Restructuring Activities

As part of our restructuring activities, we incur expenses that qualify as exit and disposal costs under U.S. GAAP. These include severance and employee benefit costs and other exit costs. Severance and employee benefit costs primarily relate to cash severance, non-cash severance, and pension and other termination benefits. Other exit costs primarily relate to lease and contract terminations. We also incur expenses that are an integral component of, and directly attributable to, our restructuring activities, which do not qualify as exit and disposal costs under U.S. GAAP. These include asset-related costs and other restructuring costs. Asset-related costs primarily relate to accelerated depreciation and asset impairment charges. Other restructuring costs primarily relate to professional fees, asset relocation costs, costs to exit facilities, and costs associated with restructuring benefit plans.

Employee severance and other termination benefit packages are primarily determined based on established benefit arrangements, local statutory requirements, and historical benefit practices. We recognize the contractual component of these benefits when payment is probable and estimable; additional elements of severance and termination benefits associated with non-recurring benefits are recognized ratably over each employee's required future service period. Charges for accelerated depreciation are recognized on long-lived assets that will be taken out of service before the end of their normal service, in which case depreciation estimates are revised to reflect the use of the asset over its shortened useful life. Asset impairments establish a new fair value basis for assets held for disposal or sale, and those assets are written down to expected net realizable value if carrying value exceeds fair value. All other costs are recognized as incurred.

Restructuring Activities:
We have restructuring programs globally, which are focused primarily on streamlining our organizational design. We eliminated approximately 600 positions in 2025. As of December 27, 2025, we expect to eliminate approximately 60 additional positions in 2026, primarily outside of the United States and Canada. In 2025, restructuring activities resulted in net expenses of $21 million and included a net expense of $14 million of other restructuring costs, a net expense of $9 million of severance and employee benefit costs, a net benefit of $3 million of other exit costs, and a net expense of $1 million of asset-related costs. Restructuring activities resulted in expenses of $20 million in 2024 and $225 million in 2023.

Our net liability balance for restructuring project costs that qualify as exit and disposal costs under U.S. GAAP was (in millions):

	Severance and Employee Benefit Costs		Other Exit Costs		Total	
Balance at December 28, 2024	$	29	$	11	$	40
Charges/(credits)		9		(3)		6
Cash payments		(29)		(6)		(35)
Balance at December 27, 2025	$	9	$	2	$	11

We expect the liability for severance and employee benefit costs as of December 27, 2025 to be paid by the third quarter of 2026. The liability for other exit costs relates to lease obligations. The cash impact of these obligations will continue for the duration of the lease term, which expires in 2031.

Total Expenses/(Income):

Total expense/(income) related to restructuring activities by income statement caption, were (in millions):

	December 27, 2025	December 28, 2024	December 30, 2023
Severance and employee benefit costs - Cost of products sold	$ —	$ 2	$ 9
Severance and employee benefit costs - SG&A	9	19	9
Severance and employee benefit costs - Other expense/(income)	—	—	3
Asset-related costs - Cost of products sold	1	—	42
Asset-related costs - SG&A	—	1	(1)
Other costs - Cost of products sold	—	6	6
Other costs - SG&A	3	(1)	(5)
Other costs - Other expense/(income)	8	(7)	162
	$ 21	$ 20	$ 225

We do not include our restructuring activities within Segment Adjusted Operating Income (as defined in Note 21, *Segment Reporting*). The pre-tax impact of allocating such expenses/(income) to our segments would have been (in millions):

	December 27, 2025	December 28, 2024	December 30, 2023
North America	$ 15	$ 4	$ 15
International Developed Markets	5	(2)	166
Emerging Markets[a]	(6)	9	50
General corporate expenses	7	9	(6)
	$ 21	$ 20	$ 225

(a) Emerging Markets represents the aggregation of our WEEM and AEM operating segments.

Note 7. Inventories

Inventories consisted of the following (in millions):

	December 27, 2025	December 28, 2024
Packaging and ingredients	$ 870	$ 950
Spare parts	264	245
Work in process	278	310
Finished products	1,755	1,871
Inventories	$ 3,167	$ 3,376

At December 27, 2025, inventories excluded amounts classified as held for sale. See Note 5, *Acquisitions and Divestitures*, for additional information.

Note 8. Property, Plant and Equipment

Property, plant and equipment, net consisted of the following (in millions):

	December 27, 2025	December 28, 2024
Land	$ 188	$ 193
Buildings and improvements	3,106	2,846
Equipment, software and other	8,519	7,689
Construction in progress	822	1,161
	12,635	11,889
Accumulated depreciation	(5,317)	(4,737)
Property, plant and equipment, net	$ 7,318	$ 7,152

At December 27, 2025, property, plant and equipment, net, excluded amounts classified as held for sale. Depreciation expense was $722 million in 2025, $696 million in 2024, and $710 million in 2023.

Note 9. Goodwill and Intangible Assets

Goodwill:

Changes in the carrying amount of goodwill, by segment, were (in millions):

	North America	International Developed Markets	Emerging Markets	Total
Balance at December 30, 2023	$ 27,248	$ 2,687	$ 524	$ 30,459
Impairment losses	(959)	(495)	(184)	(1,638)
Translation adjustments and other	(57)	(58)	(33)	(148)
Balance at December 28, 2024	$ 26,232	$ 2,134	$ 307	$ 28,673
Impairment losses	(5,875)	(859)	—	(6,734)
Translation adjustments and other	35	195	10	240
Balance at December 27, 2025	$ 20,392	$ 1,470	$ 317	$ 22,179

In 2025, we recorded non-cash goodwill impairment losses of $5.9 billion within our North America segment, $859 million within our International Developed Markets segment, and no impairment losses were recorded within Emerging Markets. These impairments were primarily related to an interim impairment test performed in the second quarter of 2025 resulting from the triggering event discussed below, and $40 million of impairment losses within our International Developed Markets segment related to goodwill attributable to the Italy Infant Disposal Group, which was determined to be fully impaired. The remaining impacts to goodwill in 2025 were related to translation adjustments. See Note 5. *Acquisitions and Divestitures*, for additional information related to the Italy Infant Transaction and its financial statement impact.

In 2024, we recorded non-cash goodwill impairment losses of $959 million within our North America segment, $495 million within our International Developed Markets segment, and $184 million within Emerging Markets as a result of our 2024 goodwill impairment testing discussed below. The remaining impact to goodwill in 2024 primarily related to translation adjustments.

2025 Goodwill Impairment Testing

Q1 2025 Goodwill Impairment Testing

In the first quarter of 2025, certain organizational changes occurred that impacted our reporting unit composition within our International Developed Markets segment (the "Q1 Europe reorganization"). Two of our International Developed Market reporting units — Northern Europe ("NE") and Continental Europe ("CE") — were combined into one reporting unit, Western Europe ("WE"). None of our other reporting units were impacted by this reorganization.

As a result of this reorganization, the existing assets and liabilities of the impacted reporting units were combined and we performed an interim impairment test (or transition test) on the affected reporting units on both a pre- and post-reorganization basis. We performed our pre-reorganization and post-reorganization tests as of December 29, 2024, which was our first day of 2025.

As part of our pre-reorganization impairment test of the NE and CE reporting units, and post-reorganization test of the WE reporting unit, we utilized the discounted cash flow method under the income approach to estimate the fair values as of December 29, 2024. As a result of these tests, we concluded that the fair value of these reporting units exceeded their carrying amounts and no impairment was recorded.

Q2 2025 Goodwill Impairment Testing

During the second quarter of 2025, we concluded that the sustained decline in our share price and market capitalization was a triggering event requiring an interim goodwill impairment assessment for all reporting units. We performed an interim impairment test ("Q2 Impairment Test") as of the last day of our second quarter, June 28, 2025, and utilized the discounted cash flow method under the income approach to estimate the fair value of our reporting units.

As a result of our Q2 Impairment Test, we recognized non-cash goodwill impairment losses of $6.7 billion in SG&A in the second quarter of 2025, of which $3.1 billion related to our Taste Elevation, Ready Meals and Snacking ("TMS") reporting unit, $1.6 billion related to our Meat & Cheese ("MC") reporting unit, $805 million related to our Canada and North America Coffee ("CNAC") reporting unit, and $400 million related to our Away from Home & Kraft Heinz Ingredients ("AFH") reporting unit within our North America segment, as well as $819 million related to our WE reporting unit within our International Developed Markets segment.

The impairments of our TMS, AFH, WE, MC, and CNAC reporting units were primarily due to the market's perceived risk of our ability to achieve our future cash flow projections, due, in part, to uncertainty in the macroeconomic environment in which we operate. The impairment of our MC reporting unit was also partially driven by a reduction of future long-term growth assumptions.

Q3 2025 Goodwill Impairment Testing

As of the first day of the third quarter of 2025, certain organizational changes occurred that resulted in a change to the reporting unit composition within our North America segment. Our six North America reporting units — TMS, Hydration & Desserts ("HD"), MC, AFH, CNAC, and Other North America — were reorganized into five reporting units: Elevation; Hydration, Desserts, & Meals ("HDM"); Meat, Cheese, Coffee, & Snacks ("MCCS"); Canada; and Other North America.

As a result of this reorganization, we reassigned assets and liabilities to the applicable reporting units and allocated goodwill using the relative fair value approach. We performed an interim impairment test on the affected reporting units on both a pre- and post-reorganization basis.

We performed our pre-reorganization impairment test as of June 29, 2025, which was our first day of the third quarter of 2025. There were five reporting units affected by the reassignment of assets and liabilities that maintained a goodwill balance as of our pre-reorganization impairment test date. These reporting units were TMS, HD, MC, AFH, and CNAC. Our Other North America reporting unit did not have a goodwill balance as of our pre-reorganization impairment test date.

As part of our pre-reorganization impairment test, we utilized the discounted cash flow method under the income approach to estimate the fair values as of June 29, 2025 for the five reporting units noted above. As a result of our pre-reorganization impairment test, we concluded that the fair value of these reporting units exceeded their carrying amounts and no impairment was recorded.

We performed our post-reorganization impairment test in conjunction with our 2025 annual impairment test and tested the new North America reporting units (Elevation, HDM, MCCS, Canada, and Other North America) along with the reporting units in our International Developed Markets segment and Emerging Markets. We tested our reporting units for impairment as of the first day of our third quarter, which was June 29, 2025 for our 2025 annual impairment test. We utilized the discounted cash flow method under the income approach to estimate the fair value of our reporting units. As a result of our 2025 annual impairment test, we determined that the fair value of each of the reporting units tested was in excess of its carrying amount and no impairments were recorded.

As of December 27, 2025, we maintain 10 reporting units globally, six of which comprise our goodwill balance. These six reporting units had an aggregate goodwill carrying amount of $22.2 billion at December 27, 2025.

Accumulated impairment losses to goodwill were $20.2 billion as of December 27, 2025 and $13.5 billion at December 28, 2024.

2024 Goodwill Impairment Testing

On March 31, 2024, which was the first day of our second quarter of 2024, certain organizational changes occurred that impacted our reporting unit composition within our North America segment (the "Q2 North America reorganization"). Two of our North America reporting units — Taste, Meals, and Away From Home ("TMA"), and Fresh, Beverages, and Desserts ("FBD") — were reorganized into the four reporting units: TMS, HD, MC, and AFH. The CNAC and Other North America reporting units were not impacted by this reorganization.

As a result of the Q2 North America reorganization, we reassigned assets and liabilities to the applicable reporting units and allocated goodwill using the relative fair value approach. We performed an interim impairment test on the affected reporting units on both a pre- and post-reorganization basis.

As part of our Q2 North America pre-reorganization impairment test of the TMA and FBD reporting units, we utilized the discounted cash flow method under the income approach to estimate the fair values as of March 31, 2024, for these two reporting units and concluded that the fair value of these reporting units exceeded their carrying values and no impairment was recorded.

We performed our Q2 North America post-reorganization impairment test as of March 31, 2024, and tested the new North America reporting units (TMS, HD, MC and AFH). We utilized the discounted cash flow method under the income approach to estimate the fair value of our reporting units. As a result of our Q2 North America post-reorganization impairment test, we recognized a non-cash impairment loss of approximately $854 million in SG&A in our North America segment in the second quarter of 2024. The $854 million impairment loss related to our MC reporting unit, which had a goodwill carrying amount of approximately $2.5 billion after impairment. The impairment of our MC reporting unit was driven by the disaggregation of the former FBD reporting unit, which previously held all the net assets for the HD and MC reporting units as well as the Snacking category of TMS.

We performed our 2024 annual impairment test as of June 30, 2024, which was the first day of our third quarter of 2024. We utilized the discounted cash flow method under the income approach to estimate the fair value of our reporting units. As a result of our 2024 annual impairment test, we recognized non-cash goodwill impairment losses in SG&A of approximately $495 million related to our Continental Europe reporting unit within our International Developed Markets segment, $184 million related to our Latin America ("LATAM") reporting unit within Emerging Markets, and $105 million related to our AFH reporting unit within our North America segment. The impairment of our Continental Europe reporting unit was primarily driven by a reduction of future year profitability assumptions from prior estimates in non-core categories and the *Just Spices* business, as well as higher intercompany royalty expenses resulting from a change in our product mix. The impairment of our LATAM reporting unit was primarily driven by a reduction of future year profitability assumptions from prior estimates and negative macroeconomic factors, including weakening of the foreign currency exchange rate of the Brazilian real relative to the U.S. dollar.

2023 Goodwill Impairment Testing

We performed our 2023 annual impairment test as of July 2, 2023, which was the first day of our third quarter of 2023. In performing this test, we incorporated information that was known through the date of filing of our Quarterly Report on Form 10-Q for the period ended September 30, 2023. We utilized the discounted cash flow method under the income approach to estimate the fair value of our reporting units. As a result of our 2023 annual impairment test, we recognized a non-cash goodwill impairment loss of approximately $510 million in SG&A, which included a $452 million impairment loss in our CNAC reporting unit within our North America segment and a $58 million impairment loss in our Continental Europe reporting unit within our International Developed Markets segment. These impairments were primarily driven by an increase in the discount rate, which was impacted by higher interest rates, a decline in market capitalization, and other market inputs.

Additional Goodwill Considerations

Our reporting units that were impaired in 2025, 2024, and 2023 were written down to their respective fair values resulting in zero excess fair value over carrying amount as of the applicable impairment test dates. Following the 2025 annual impairment test, our Elevation, HDM, Western Europe, MCCS, and Canada reporting units had less than 5% fair value over carrying amount with an aggregate goodwill carrying amount of $21.9 billion. Our Asia reporting unit had less than 20% fair value over carrying amount with an aggregate goodwill carrying amount of $314 million as of the 2025 annual impairment test date. Accordingly, these reporting units have a heightened risk of future impairments if any assumptions, estimates, or market factors change in the future.

Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions, estimates, and market factors. Estimating the fair value of individual reporting units requires us to make assumptions and estimates regarding our future plans, as well as industry, economic, and regulatory conditions, and to consider the market multiples of certain peer and guideline companies. These assumptions and estimates include estimated future annual cash flows (including net sales, cost of products sold, SG&A, depreciation and amortization, working capital, and capital expenditures), income tax rates, discount rates, long-term growth rates, royalty rates, and other market factors. As part of our 2025 annual impairment test as of June 29, 2025, we used discount rates ranging from 7.3% to 14.8% and long-term growth rates ranging from 0.0% to 4.0%. If current expectations of future growth rates and margins are not met, if market factors outside of our control change; such as discount rates, market capitalization, income tax rates, foreign currency exchange rates, or inflation, or if management's expectations or plans otherwise change, including updates to our long-term operating plans, then one or more of our reporting units might become impaired in the future. Additionally, any decisions to divest certain non-strategic assets could lead to future goodwill impairments.

Indefinite-lived intangible assets:

Changes in the carrying amount of indefinite-lived intangible assets, which primarily consisted of trademarks, were (in millions):

Balance at December 30, 2023	$	38,502
Impairment losses		(1,903)
Translation adjustments and other		(143)
Balance at December 28, 2024	$	36,456
Impairment losses		(2,561)
Translation adjustments and other		270
Balance at December 27, 2025	$	34,165

2025 Indefinite-Lived Intangible Asset Impairment Testing

Our indefinite-lived intangible asset balance primarily consists of a number of individual brands, which had an aggregate carrying amount of $34.2 billion at December 27, 2025.

Q2 2025 Indefinite-Lived Intangible Asset Impairment Testing

During the second quarter of 2025, we concluded that the sustained decline in our share price and market capitalization was a triggering event requiring an interim indefinite-lived intangible asset impairment assessment for our brands. As part of the Q2 Impairment Test, we utilized the multi-period excess earnings and relief from royalty methods under the income approach to estimate the fair value of our indefinite-lived intangible assets.

As a result of our Q2 Impairment Test, we recognized non-cash intangible asset impairment losses of $2.6 billion in SG&A in the second quarter of 2025, of which $1.9 billion related to *Kraft*, $382 million related to *Velveeta*, $175 million related to *Lunchables*, $100 million related to *Maxwell House* and $42 million related to two other brands in our North America segment, consistent with ownership of the trademarks. The impairments of these brands were primarily due to the market's perceived risk of our ability to achieve our future year revenue growth and margin growth assumptions, due, in part, to uncertainty in the macroeconomic environment in which we operate. After these impairments, the aggregate carrying amount of these brands was $13.0 billion.

Q3 2025 Indefinite-Lived Intangible Asset Impairment Testing

We performed our 2025 annual impairment test as of June 29, 2025, which was the first day of our third quarter of 2025. As part of the annual impairment test, we utilized the multi-period excess earnings and relief from royalty methods under the income approach to estimate the fair value of our indefinite-lived intangible assets. As a result of our 2025 annual impairment test, we concluded that the fair value of these brands exceeded their carrying amounts and no impairment was recorded.

2024 Indefinite-Lived Intangible Asset Impairment Testing

As a result of our 2024 annual impairment test as of June 30, 2024, we recognized non-cash intangible asset impairment losses of $593 million in SG&A in the third quarter of 2024 related to our *Lunchables, Claussen,* and *Wattie's* brands. We utilized the relief from royalty method under the income approach to estimate the fair values and recorded non-cash impairment losses of $560 million in our North America segment and $33 million in our International Developed Markets segment, consistent with ownership of the trademarks. The impairments of the *Lunchables* and *Wattie's* brands were primarily due to a reduction of future year revenue growth and margin assumptions from prior estimates. The impairment of the *Claussen* brand was primarily due to a reduction of future year margin assumptions from prior estimates.

During the fourth quarter of 2024, we recognized a non-cash intangible asset impairment loss of $1.3 billion in SG&A related to our *Oscar Mayer* brand. The impairment was due to additional perceived risk in achieving our long-term cash flow forecasts for the meats business.

2023 Indefinite-Lived Intangible Asset Impairment Testing

As a result of our 2023 annual impairment test as of July 2, 2023, we recognized non-cash intangible asset impairment losses of $152 million in SG&A in the third quarter of 2023 related to *Maxwell House, Cool Whip,* and two other brands. We utilized the relief from royalty method under the income approach to estimate the fair values and recorded non-cash impairment losses of $139 million in our North America segment and $13 million in our International Developed Markets segment, consistent with ownership of the trademarks. The impairment of these four brands was primarily due to an increase in the discount rate, which was impacted by higher interest rates, a decline in market capitalization, and other market inputs, as well as sustained expectations of declining revenue growth in future years, and decreased margin expectations.

As part of our 2023 annual impairment test, we reclassified two indefinite-lived intangible assets to definite-lived intangible assets related to trademarks in our International Developed Markets segment and in Emerging Markets that had a history of impairment and expectations of limited capital investment. After the fair value assessment of these brands as part of our 2023 annual impairment test, we transferred $73 million from indefinite-lived intangible assets to definite-lived trademarks as of July 2, 2023 and recognized six months of amortization expense as of December 30, 2023.

Additional Indefinite-Lived Intangible Asset Considerations

Our brands that were impaired in 2025, 2024, and 2023 were written down to their respective fair values resulting in zero excess fair value over carrying amount as of the applicable impairment test dates. As of the 2025 annual impairment test, brands with 20% or less fair value over carrying amount had an aggregate carrying amount after impairment of $15.0 billion, brands with 20%-50% fair value over carrying amount had an aggregate carrying amount of $17.0 billion, and brands that had over 50% fair value over carrying amount had an aggregate carrying amount of $2.2 billion.

Our brands that had 20% or less excess fair value over carrying amount as of our 2025 annual impairment test have a heightened risk of future impairments if any assumptions, estimates, or market factors change in the future. Although our remaining brands had more than 20% excess fair value over carrying amount as of our 2025 annual impairment test, these amounts are also susceptible to impairments if any assumptions, estimates, or market factors significantly change in the future.

Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions, estimates, and market factors. Estimating the fair value of individual brands requires us to make assumptions and estimates regarding our future plans, as well as industry, economic, and regulatory conditions, and to consider the market multiples of certain peer and guideline companies. These assumptions and estimates include estimated future annual cash flows, income tax considerations, discount rates, long-term growth rates, royalty rates, contributory asset charges, and other market factors. As part of our 2025 annual impairment test as of June 29, 2025, we used discount rates ranging from 8.5% to 12.3%, long-term growth rates ranging from 0.0% to 4.0%, and royalty rates ranging from 5.0% to 20.0%. If current expectations of future growth rates, royalty rates, and margins are not met, if market factors outside of our control change; such as discount rates, market capitalization, income tax rates, foreign currency exchange rates, or inflation, or if management's expectations or plans otherwise change, including updates to our long-term operating plans, then one or more of our brands might become impaired in the future. Additionally, any decisions to divest certain non-strategic assets could lead to future intangible asset impairments.

Definite-lived intangible assets:
Definite-lived intangible assets were (in millions):

	December 27, 2025			December 28, 2024		
	Gross	Accumulated Amortization	Net[a]	Gross	Accumulated Amortization	Net
Trademarks	$ 2,369	$ (1,016)	$ 1,353	$ 2,392	$ (893)	$ 1,499
Customer-related assets	3,704	(1,700)	2,004	3,665	(1,530)	2,135
Other	11	(4)	7	13	(4)	9
	$ 6,084	$ (2,720)	$ 3,364	$ 6,070	$ (2,427)	$ 3,643

(a) At December 27, 2025, definite-lived intangible assets excluded amounts classified as held for sale due to the Italy Infant Transaction. See Note 5, *Acquisitions and Divestitures*, for additional information on amounts held for sale.

2025 Changes in Definite-Lived Assets

Amortization expense for definite-lived intangible assets was $246 million in 2025, $252 million in 2024, and $251 million in 2023. Aside from amortization expense, the change in definite-lived intangible assets from December 28, 2024 to December 27, 2025 primarily related to amounts reclassified to assets held for sale, the impact of foreign currency, and non-cash intangible asset impairment losses of $11 million recognized in the second quarter of 2025 related to two definite-lived intangible assets within our International Developed Markets segment.

We estimate that amortization expense related to definite-lived intangible assets will be approximately $240 million in 2026 and for the following four years from 2027 through 2030.

2024 Changes in Definite-Lived Assets

In the second quarter of 2024, we entered into an amended license agreement to grant us the exclusive, irrevocable, royalty-free, and perpetual right to use certain *TGI Friday* trademarks to manufacture, distribute, market, and sell certain *TGI Friday* licensed products (the "TGI Friday License"). The total cash consideration related to the TGI Friday License was approximately $140 million. We recognized this TGI Friday License as a definite-lived intangible asset to be amortized over its 27-year useful life.

In the third quarter of 2024, we recognized non-cash definite-lived intangible asset impairment losses of $128 million in SG&A related to the *Just Spices* trademark and customer-related assets. We utilized the relief from royalty method under the income approach for the trademark and the distributor method under the income approach for the customer-related assets to estimate the fair values and recorded non-cash impairment losses in our Continental Europe reporting unit within our International Developed Markets segment, consistent with ownership of the trademarks and customer-related assets. The impairments of the *Just Spices* trademark and the customer-related assets were primarily due to a reduction of future year revenue growth and margin assumptions from prior expectations.

Note 10. Income Taxes

Provision for/(Benefit from) Income Taxes:
Income/(loss) before income taxes and the provision for/(benefit from) income taxes, consisted of the following (in millions):

	December 27, 2025	December 28, 2024	December 30, 2023
Income/(loss) before income taxes:			
United States	$ (5,844)	$ (165)	$ 2,324
Non-U.S.	399	1,021	1,309
Total	$ (5,445)	$ 856	$ 3,633
Provision for/(benefit from) income taxes:			
Current:			
U.S. federal	$ 459	$ 627	$ 449
U.S. state and local	75	56	88
Non-U.S.	364	284	233
	898	967	770
Deferred:			
U.S. federal	(502)	(417)	30
U.S. state and local	(85)	(79)	11
Non-U.S.	92	(2,361)	(24)
	(495)	(2,857)	17
Total provision for/(benefit from) income taxes	$ 403	$ (1,890)	$ 787

The Organization for Economic Co-operation and Development (OECD), a global coalition of member countries, proposed a two-pillar plan that aims to ensure a fairer distribution of profits among countries and impose a floor on tax competition through the introduction of a global minimum tax of 15%. Many countries have enacted, or begun the process of enacting, laws based on the two-pillar plan proposals.

As part of our planning for the changes in the international tax environment, as well as to achieve greater operational synergies, we have enacted changes to our corporate entity structure which included a transfer of, and resulted in the movement of, certain business operations to a wholly-owned subsidiary in the Netherlands resulting in a tax benefit of $3.0 billion recorded as a non-U.S. deferred tax asset in December 2024. The deferred tax asset was recognized as a result of the book and tax basis difference on the business transferred to the Netherlands subsidiary with the tax basis determined by reference to the fair value of the business. The determination of the estimated fair value of the transferred business is complex and requires the exercise of substantial judgment due to the use of subjective assumptions in the valuation method used by management. The associated valuation allowance based on our latest assessment of the total tax benefit that is more likely than not to be realized was $0.7 billion as of December 27, 2025 and $0.6 billion as of December 28, 2024, and related to uncertainty in the Pillar Two legislative interpretation. The recognition of our future tax benefits associated with this transaction is dependent upon the acceptance of the business valuation and tax basis step-up by the associated taxing authorities.

We record tax expense/(benefits) related to the exercise of stock options and other equity instruments within our tax provision. Accordingly, we recognized an insignificant tax expense in our consolidated statements of income in 2025, 2024, and 2023 related to the exercise of stock options and other equity instruments.

Effective Tax Rate:

The effective tax rate on income/(loss) before income taxes for the years ended December 27, 2025 differed from the U.S. federal statutory tax rate for the following reasons:

	December 27, 2025	
	Amount	Percent
U.S. federal statutory tax rate	$ (1,143)	21.0 %
State and local income taxes, net of federal (national) income tax expense[a]	(23)	0.4 %
Effects of cross-border tax laws	52	(1.0)%
Nontaxable or nondeductible items		
Goodwill impairment	1,105	(20.3)%
Other	17	(0.3)%
Other	(22)	0.5 %
Foreign tax effects		
Canada		
Goodwill impairment	90	(1.7)%
Other	49	(0.9)%
United Kingdom		
Goodwill impairment	134	(2.5)%
Other	(13)	0.2 %
Other foreign jurisdictions	57	(1.0)%
Changes in unrecognized tax benefits	100	(1.8)%
Effective tax rate	$ 403	(7.4)%

(a) State taxes in Louisiana made up the majority (greater than 50%) of the tax effect in this category.

The effective tax rate on income/(loss) before income taxes for the years ended December 28, 2024 and December 30, 2023 differed from the U.S. federal statutory tax rate for the following reasons:

	December 28, 2024	December 30, 2023
U.S. federal statutory tax rate	21.0 %	21.0 %
Tax on income of non-U.S. subsidiaries	(32.1)%	(6.6)%
U.S. state and local income taxes, net of federal tax benefit	0.2 %	1.8 %
Audit settlements and changes in uncertain tax positions	3.1 %	0.3 %
Global intangible low-taxed income	4.7 %	1.4 %
Goodwill impairment	41.3 %	3.6 %
Deferred tax adjustments	(347.8)%	0.1 %
Movement of valuation allowances	88.3 %	0.1 %
Deferred tax effect of tax law changes	(4.8)%	0.1 %
Repatriation costs	3.2 %	— %
Foreign income inclusion	1.9 %	0.5 %
Research and development credits	(1.1)%	(0.3)%
Change in prior year estimates	(1.8)%	(0.7)%
Equity awards	1.2 %	0.1 %
Other	2.2 %	0.3 %
Effective tax rate	(220.5)%	21.7 %

The provision for income taxes consists of provisions for federal, state, and non-U.S. income taxes. We operate in an international environment; accordingly, the consolidated effective tax rate is a composite rate reflecting the earnings in various locations and the applicable tax rates. Additionally, the calculation of the percentage point impact of goodwill impairment and other items on the effective tax rate shown in the table above are affected by income/(loss) before income taxes. The percentage point impacts on the effective tax rates fluctuate due to income/(loss) before income taxes, which included goodwill impairment losses in all years presented in the table. Fluctuations in the amount of income generated across locations around the world could impact comparability of reconciling items between periods. Additionally, small movements in tax rates due to a change in tax law or a change in tax rates that causes us to revalue our deferred tax balances produces volatility in our effective tax rate.

Our 2025 effective tax rate was an expense of 7.4% on pre-tax loss. Our effective tax rate was unfavorably impacted by non-deductible goodwill impairments.

Our 2024 effective tax rate was a benefit of 220.5% on pre-tax income. Our effective tax rate was favorably impacted by recognizing a non-U.S. deferred tax asset as a result of the movement of certain business operations to a wholly-owned subsidiary in the Netherlands and the geographic mix of pre-tax income in various non-U.S. jurisdictions. This impact was partly offset by establishing a partial valuation allowance against the Netherlands deferred tax asset and a full valuation allowance against the Brazil net deferred tax assets and non-deductible goodwill impairments.

The 2025 and 2024 year-over-year increase in the effective tax rate was due primarily to higher non-deductible goodwill impairments in the current year and recognizing a non-U.S. deferred tax asset as a result of the movement of certain business operations to a wholly-owned subsidiary in the Netherlands offset by establishing valuation allowances on certain non-U.S. deferred tax assets in the prior year.

Our 2023 effective tax rate was an expense of 21.7% on pre-tax income. Our effective tax rate was favorably impacted by geographic mix of pre-tax income in various non-U.S. jurisdictions. These impacts were partially offset by the impact of certain unfavorable rate reconciling items, primarily non-deductible goodwill impairments and the impact of the federal tax on global intangible low-taxed income ("GILTI").

The 2024 and 2023 year-over-year decrease in the effective tax rate was due primarily to recognizing a non-U.S. deferred tax asset as a result of the movement of certain business operations to a wholly-owned subsidiary in the Netherlands offset by establishing valuation allowances on certain non-U.S. deferred tax assets in the current year versus the prior year.

See Note 9, *Goodwill and Intangible Assets*, for additional information related to our impairment losses.

Deferred Income Tax Assets and Liabilities:
The tax effects of temporary differences and carryforwards that gave rise to deferred income tax assets and liabilities consisted of the following (in millions):

	December 27, 2025	December 28, 2024
Deferred income tax liabilities:		
Intangible assets	$ 8,697	$ 9,310
Property, plant and equipment, net	768	673
Right-of-use assets	101	104
Other	344	400
Deferred income tax liabilities	9,910	10,487
Deferred income tax assets:		
Intangible assets	(3,171)	(2,959)
Deferred income	(317)	(328)
Loss carryforwards	(317)	(277)
Lease liabilities	(109)	(114)
Other	(545)	(441)
Deferred income tax assets	(4,459)	(4,119)
Valuation allowance	932	851
Net deferred income tax liabilities	$ 6,383	$ 7,219

The decrease in net deferred income tax liabilities from December 28, 2024 to December 27, 2025 was primarily driven by a reduction of $625 million due to the impairment of intangible assets.

As of December 27, 2025, non-U.S. operating loss carryforwards totaled $956 million. Of that amount, $52 million expire between 2026 and 2037; the other $904 million do not expire. We have recorded $274 million of deferred tax assets related to these non-U.S. operating loss carryforwards. Deferred tax assets of $26 million have been recorded for U.S. state and local operating loss carryforwards. These losses expire between 2026 and 2042. As of December 27, 2025, tax credit carryforwards totaled $25 million, which primarily include state tax credits of $11 million, and $14 million in other tax credits.

Uncertain Tax Positions:

As of December 27, 2025, our unrecognized tax benefits for uncertain tax positions were $480 million. If we had recognized all of these benefits, the impact on our effective tax rate would have been $455 million. Our unrecognized tax benefits for uncertain tax positions are included in income taxes payable and other non-current liabilities on our consolidated balance sheets.

The changes in our unrecognized tax benefits were (in millions):

	December 27, 2025		December 28, 2024		December 30, 2023
Balance at the beginning of the period	$	400	$ 443	$	455
Increases for tax positions of prior years		21	27		46
Decreases for tax positions of prior years		(16)	(14)		(5)
Increases based on tax positions related to the current year		97	45		67
Decreases due to settlements with taxing authorities		(6)	(84)		(28)
Decreases due to lapse of statute of limitations		(16)	(17)		(92)
Balance at the end of the period	$	480	$ 400	$	443

Our unrecognized tax benefits increased during 2025 mainly as a result of a net increase for tax positions related to the current and prior years in the U.S. and certain state and non-U.S. jurisdictions, which were partially offset by decreases related to audit settlements with certain state and non-U.S. taxing authorities and statute of limitations expirations.

Our unrecognized tax benefits decreased during 2024 mainly related to audit settlements with state, and non-U.S. taxing authorities and statute of limitations expirations partially offset by a net increase for tax positions related to the current and prior years in the U.S. and certain state and non-U.S. jurisdictions.

Our unrecognized tax benefits decreased during 2023 mainly related to audit settlements with federal, state, and non-U.S. taxing authorities and statute of limitations expirations partially offset by a net increase for tax positions related to the current and prior years in the U.S. and certain state and non-U.S. jurisdictions.

We include interest and penalties related to uncertain tax positions in our tax provision. Our provision for income taxes included a $26 million expense in 2025, a $19 million benefit in 2024, and a $1 million expense in 2023 related to interest and penalties. Accrued interest and penalties were $109 million as of December 27, 2025 and $83 million as of December 28, 2024.

Cash Paid for Income Taxes:

Income taxes paid in cash were as follows (in millions):

	December 27, 2025
Federal	$ 419
State	57
Foreign	245
Total	$ 721

We paid income taxes, net of refunds, of $721 million in 2025, $967 million in 2024, and $932 million in 2023.

The following jurisdictions each accounted for more than 5% of total income taxes paid, net of refunds (in millions):

	December 27, 2025
Foreign	
Canada	$ 39
Netherlands	78
United Kingdom	53

Other Income Tax Matters:

Tax Examinations:

We are currently under examination for income taxes by the Internal Revenue Service ("IRS") for the years 2018 through 2022. In 2023, we received two Notices of Proposed Adjustment (the "NOPAs") relating to transfer pricing with our foreign subsidiaries for the years 2018 and 2019. The NOPAs propose an increase to our U.S. taxable income that could result in additional U.S. federal income tax expense and liability of approximately $200 million for 2018 and approximately $210 million for 2019, excluding interest, and assert penalties of approximately $85 million for each of 2018 and 2019. In the third quarter of 2025, we received a NOPA for the years 2020 through 2022 that could result in additional U.S. federal income tax expense and liability of approximately $200 million for 2020, $210 million for 2021, and $200 million for 2022, excluding interest and penalties for each year. In the fourth quarter of 2025, we received a NOPA asserting penalties of approximately $85 million for each of the years of 2020, 2021, and 2022. We strongly disagree with the IRS's positions, believe that our tax positions are well documented and properly supported, and intend to vigorously contest the positions taken by the IRS and pursue all available administrative and judicial remedies. Therefore, we have not recorded any reserves related to this issue. We continue to maintain the same operating model and transfer pricing methodology with our foreign subsidiaries that was in place for the years 2018 through 2022. We believe our income tax reserves are appropriate for all open tax years and that final adjudication of this matter will not have a material impact on our results of operations and cash flows. However, the ultimate outcome of this matter is uncertain, and if we are required to pay the IRS additional U.S. taxes, interest, and/or potential penalties, our results of operations and cash flows could be materially affected.

In the normal course of business, we are subject to examination by taxing authorities throughout the world, including such major jurisdictions as Brazil, Canada, Italy, the Netherlands, the United Kingdom, and the United States. As of December 27, 2025, we have substantially concluded all national income tax matters through 2022 for the United Kingdom, through 2019 for the Netherlands and for Italy, with the exception of 2015 for Italy which is under litigation, through 2017 for the United States and Canada, and through 2011 for Brazil, with the exception of 2007 and 2008 which are under litigation. We have concluded all U.S. state income tax matters through 2010.

On July 4, 2025, the One Big Beautiful Bill Act (the "OBBBA") was signed into law in the United States. The OBBBA includes changes to U.S. tax law that was applicable to the Company beginning in 2025. These changes include provisions allowing accelerated tax deductions for qualified property and research and development expenditures. The OBBBA did not have a significant impact on our total tax provision as of December 27, 2025, and we do not expect the elective provisions of the law to have a material impact on our future effective tax rate. Further, certain provisions of the OBBBA impact the timing of cash tax payments, which resulted in a reduction of our cash tax payments in 2025, and is expected to reduce cash tax payments in 2026; however we do not expect these provisions to have a material impact on our cash flows in future periods.

Cash Held by International Subsidiaries:
Subsequent to January 1, 2018, we consider the unremitted earnings of certain international subsidiaries that impose local country taxes on dividends to be indefinitely reinvested. For those undistributed earnings considered to be indefinitely reinvested, our intent is to reinvest these funds in our international operations, and our current plans do not demonstrate a need to repatriate the accumulated earnings to fund our U.S. cash requirements. The amount of unrecognized deferred tax liabilities for local country withholding taxes that would be owed, if repatriated, related to our 2018 through 2025 accumulated earnings of certain international subsidiaries is approximately $65 million. Our undistributed historic earnings in foreign subsidiaries through December 31, 2017 are currently not considered to be indefinitely reinvested. Our deferred tax liability associated with these undistributed historical earnings was insignificant at December 27, 2025 and December 28, 2024, and relates to local withholding taxes that would be owed when this cash is distributed.

Note 11. Employees' Stock Incentive Plans

We grant equity awards, including stock options, restricted stock units ("RSUs"), and performance share units ("PSUs"), to select employees to provide long-term performance incentives to our employees.

Stock Plans

We had activity related to equity awards from the following plans in 2025, 2024, and 2023:

2020 Omnibus Incentive Plan:
In May 2020, our stockholders approved The Kraft Heinz Company 2020 Omnibus Incentive Plan (the "2020 Omnibus Plan"), which was adopted by our Board of Directors ("Board") in March 2020. The 2020 Omnibus Plan became effective March 2, 2020 (the "Plan Effective Date") and will expire on the tenth anniversary of the Plan Effective Date. The 2020 Omnibus Plan authorizes the issuance of up to 36 million shares of our common stock for awards to employees, non-employee directors, and other key personnel. The 2020 Omnibus Plan provides for the grant of options, stock appreciation rights, restricted stock, RSUs, deferred stock, performance awards, other stock-based awards, and cash-based awards. Equity awards granted under the 2020 Omnibus Plan include awards that vest in full at the end of a three-year period as well as awards that vest in annual installments over three or four years beginning on the second anniversary of the original grant date. Non-qualified stock options have a maximum exercise term of 10 years from the date of the grant. As of the Plan Effective Date, awards will no longer be granted under The Kraft Heinz Company 2016 Omnibus Incentive Plan, the H. J. Heinz Holding Corporation 2013 Omnibus Incentive Plan, Kraft Foods Group, Inc. 2012 Performance Incentive Plan ("2012 Performance Incentive Plan"), or any other equity plans other than the 2020 Omnibus Plan.

2016 Omnibus Incentive Plan:

In April 2016, our stockholders approved The Kraft Heinz Company 2016 Omnibus Incentive Plan ("2016 Omnibus Plan"), which was adopted by our Board in February 2016. The 2016 Omnibus Plan authorized grants of up to 18 million shares of our common stock pursuant to options, stock appreciation rights, RSUs, deferred stock, performance awards, investment rights, other stock-based awards, and cash-based awards. Equity awards granted under the 2016 Omnibus Plan prior to 2019 generally vest in full at the end of a five-year period. Equity awards granted under the 2016 Omnibus Plan in 2019 include awards that vest in full at the end of three and five-year periods as well as awards that become exercisable in annual installments over three to four years beginning on the second anniversary of the original grant date. Non-qualified stock options have a maximum exercise term of 10 years. Equity awards granted under the 2016 Omnibus Plan since inception include non-qualified stock options, RSUs, and PSUs.

2013 Omnibus Incentive Plan:

Prior to approval of the 2016 Omnibus Plan, we issued non-qualified stock options to select employees under the H. J. Heinz Holding Corporation 2013 Omnibus Incentive Plan ("2013 Omnibus Plan"). As a result of the 2015 Merger, each outstanding Heinz stock option was converted into 0.443332 of a Kraft Heinz stock option. Following this conversion, the 2013 Omnibus Plan authorized the issuance of up to 17,555,947 shares of our common stock. Non-qualified stock options awarded under the 2013 Omnibus Plan vest in full at the end of a five-year period and have a maximum exercise term of 10 years. These non-qualified stock options have vested and become exercisable in accordance with the terms and conditions of the 2013 Omnibus Plan and the relevant award agreements.

Kraft 2012 Performance Incentive Plan:

Prior to the 2015 Merger, Kraft issued equity-based awards, including stock options and RSUs, under the 2012 Performance Incentive Plan. As a result of the 2015 Merger, each outstanding Kraft stock option was converted into an option to purchase a number of shares of our common stock based upon an option adjustment ratio, and each outstanding Kraft RSU was converted into one Kraft Heinz RSU. These options generally become exercisable in three annual installments beginning on the first anniversary of the original grant date, and have a maximum exercise term of 10 years. These RSUs generally vest in full on the third anniversary of the original grant date. In accordance with the terms of the 2012 Performance Incentive Plan, vesting generally accelerated for holders of Kraft awards who were terminated without cause within 2 years of the 2015 Merger Date. These Kraft Heinz equity awards have vested and become exercisable in accordance with the terms and conditions that were applicable immediately prior to the completion of the 2015 Merger.

In addition, prior to the 2015 Merger, Kraft issued performance-based, long-term incentive awards ("Kraft Performance Shares"), which vested based on varying performance, market, and service conditions. In connection with the 2015 Merger, all outstanding Kraft Performance Shares were converted into cash awards, payable in two installments: (i) a 2015 pro-rata payment based upon the portion of the Kraft Performance Share cycle completed prior to the 2015 Merger and (ii) the remaining value of the award to be paid on the earlier of the first anniversary of the closing of the 2015 Merger and a participant's termination without cause.

Stock Options

We use the Black-Scholes model to estimate the fair value of stock option grants. Our weighted average Black-Scholes fair value assumptions were:

	December 27, 2025	December 28, 2024	December 30, 2023
Risk-free interest rate	4.00 %	4.09 %	4.08 %
Expected term	5.8 years	6.5 years	6.5 years
Expected volatility	25.8 %	25.0 %	26.7 %
Expected dividend yield	5.3 %	4.3 %	4.0 %
Weighted average grant date fair value per share	$ 4.90	$ 6.46	$ 8.00

The risk-free interest rate represented the constant maturity U.S. Treasury rate in effect at the grant date, with a remaining term equal to the expected term of the options. The expected term is the period over which our employees are expected to hold their options and is derived using historical data. We estimated volatility using a blended volatility approach of term-matched historical volatility from our daily stock prices and weighted average implied volatility. We estimated the expected dividend yield using the quarterly dividend divided by the three-month average stock price, annualized and continuously compounded.

Our stock option activity and related information was:

	Number of Stock Options	Weighted Average Exercise Price (per share)	Aggregate Intrinsic Value (in millions)	Average Remaining Contractual Term
Outstanding at December 28, 2024	6,720,421	$ 46.44		
Granted	936,208	30.71		
Forfeited	(2,096,791)	50.51		
Exercised	(39,355)	25.41		
Outstanding at December 27, 2025	5,520,483	42.37	$ —	5 years
Exercisable at December 27, 2025	3,474,156	47.25	—	3 years

The aggregate intrinsic value of stock options exercised during the period was insignificant in 2025 and 2024, and $11 million in 2023.

Cash received from options exercised was insignificant in 2025 and 2024, and $43 million in 2023. The tax benefit realized from stock options exercised were insignificant in 2025, 2024, and 2023.

Our unvested stock options and related information was:

	Number of Stock Options	Weighted Average Grant Date Fair Value (per share)
Unvested options at December 28, 2024	1,964,129	$ 7.01
Granted	936,208	4.90
Forfeited	(180,654)	7.14
Vested	(673,356)	6.50
Unvested options at December 27, 2025	2,046,327	6.20

Restricted Stock Units

RSUs represent a right to receive one share or the value of one share upon the terms and conditions set forth in the applicable plan and award agreement.

All outstanding RSUs are dividend eligible. We used the stock price on the grant date to estimate the fair value of our RSUs. The grant date fair value of RSUs is amortized to expense over the vesting period.

The weighted average grant date fair value per share of our RSUs granted during the year was $30.81 in 2025, $35.39 in 2024, and $38.24 in 2023.

Our RSU activity and related information was:

	Number of Units	Weighted Average Grant Date Fair Value (per share)
Outstanding at December 28, 2024	6,705,507	$ 37.31
Granted	2,917,867	30.81
Forfeited	(960,191)	34.70
Vested	(2,051,539)	38.28
Outstanding at December 27, 2025	6,611,644	34.52

The aggregate fair value of RSUs that vested during the period was $62 million in 2025, $119 million in 2024, and $134 million in 2023.

Performance Share Units

PSUs represent a right to receive one share or the value of one share upon the terms and conditions set forth in the applicable plan and award agreement and are subject to achievement or satisfaction of performance or market conditions specified by the Compensation Committee of our Board.

For our PSUs that are tied to performance conditions, we used the stock price on the grant date to estimate the fair value. The PSUs are not dividend eligible; therefore, we discounted the fair value of the PSUs based on the dividend yield. Dividend yield was estimated using the quarterly dividend divided by the three-month average stock price, annualized and continuously compounded. The grant date fair value of PSUs is amortized to expense on a straight-line basis over the requisite service period for each separately vesting portion of the awards. We adjust the expense based on the likelihood of future achievement of performance metrics.

For our PSUs that are tied to market-based conditions, the grant date fair value was determined based on a Monte Carlo simulation model, which takes into account expected volatility and dividend yield, among other things. The related compensation expense is recognized regardless of whether the market condition is satisfied, provided that the requisite service has been provided. The final award is based on the achievement of market-based components and service-based vesting conditions and may equal 0% to 150% of the target grant amount, based on achievement of the market-based conditions.

The weighted average grant date fair value per share of our PSUs granted during the year was $30.48 in 2025, $29.14 in 2024, and $33.33 in 2023. Our expected dividend yield was 5.28% in 2025, 4.33% in 2024, and 3.95% in 2023. For our PSUs that are tied to market-based conditions, our expected volatility was 21.26% in 2025 and 21.28% in 2024 and 24.48% in 2023.

Our PSU activity and related information was:

	Number of Units	Weighted Average Grant Date Fair Value (per share)
Outstanding at December 28, 2024	5,389,930	$ 31.77
Granted	3,188,751	30.48
Forfeited[a]	(2,482,016)	31.89
Vested	(636,428)	34.47
Outstanding at December 27, 2025	5,460,237	30.64

(a)   Includes PSUs forfeited due to employee terminations and performance conditions that were not satisfied.

The aggregate fair value of PSUs that vested during the period was $20 million in 2025, $40 million in 2024, and $33 million in 2023.

Total Equity Awards

Equity award compensation cost and the related tax benefit was (in millions):

	December 27, 2025	December 28, 2024	December 30, 2023
Pre-tax compensation cost	$ 95	$ 109	$ 141
Related tax benefit	(18)	(24)	(32)
After-tax compensation cost	$ 77	$ 85	$ 109

Unrecognized compensation cost related to unvested equity awards was $150 million at December 27, 2025 and is expected to be recognized over a weighted average period of 2 years.

Note 12. Postemployment Benefits

We maintain various retirement plans for the majority of our employees. Current defined benefit pension plans are provided primarily for certain domestic union and foreign employees. Local statutory requirements govern many of these plans. The pension benefits of our unionized workers are in accordance with the applicable collective bargaining agreement covering their employment. Defined contribution plans are provided for certain domestic unionized, non-union hourly, and salaried employees as well as certain employees in foreign locations.

We provide health care and other postretirement benefits to certain of our eligible retired employees and their eligible dependents. Certain of our U.S. and Canadian employees may become eligible for such benefits. We may modify plan provisions or terminate plans at our discretion. The postretirement benefits of our unionized workers are in accordance with the applicable collective bargaining agreement covering their employment.

We remeasure our postemployment benefit plans at least annually.

Pension Plans

Obligations and Funded Status:

The projected benefit obligations, fair value of plan assets, and funded status of our pension plans were (in millions):

	U.S. Plans		Non-U.S. Plans	
	December 27, 2025	December 28, 2024	December 27, 2025	December 28, 2024
Benefit obligation at beginning of year	$ 2,461	$ 2,681	$ 1,065	$ 1,210
Service cost	1	1	6	7
Interest cost	121	135	58	55
Benefits paid	(148)	(212)	(83)	(77)
Actuarial losses/(gains)[a]	188	(144)	(28)	(124)
Plan amendments	—	—	4	13
Currency	—	—	72	(19)
Settlements[b]	(309)	—	—	—
Special/contractual termination benefits	—	—	1	—
Other	—	—	12	—
Benefit obligation at end of year	2,314	2,461	1,107	1,065
Fair value of plan assets at beginning of year	2,973	3,139	1,368	1,528
Actual return on plan assets	244	46	78	(43)
Employer contributions	—	—	5	(22)
Benefits paid	(148)	(212)	(83)	(77)
Currency	—	—	98	(18)
Settlements[b]	(309)	—	—	—
Fair value of plan assets at end of year	2,760	2,973	1,466	1,368
Net pension liability/(asset) recognized at end of year	$ (446)	$ (512)	$ (359)	$ (303)

(a) Actuarial losses/(gains) were primarily due to a change in the discount rate assumption utilized in measuring plan obligations.

(b) Settlements represent lump sum payments of $309 million in 2025.

The accumulated benefit obligation, which represents benefits earned to the measurement date, was $2.3 billion at December 27, 2025 and $2.5 billion at December 28, 2024 for the U.S. pension plans. The accumulated benefit obligation for the non-U.S. pension plans was $1.1 billion at December 27, 2025 and $1.0 billion at December 28, 2024.

The combined U.S. and non-U.S. pension plans resulted in net pension assets of $805 million at December 27, 2025 and $815 million at December 28, 2024. We recognized these amounts on our consolidated balance sheets as follows (in millions):

	December 27, 2025	December 28, 2024
Other non-current assets	$ 871	$ 878
Other current liabilities	(4)	(5)
Accrued postemployment costs	(62)	(58)
Net pension asset/(liability) recognized	$ 805	$ 815

For certain of our U.S. and non-U.S. plans that were underfunded based on accumulated benefit obligations in excess of plan assets, the projected benefit obligations, accumulated benefit obligations, and the fair value of plan assets were (in millions):

	U.S. Plans		Non-U.S. Plans	
	December 27, 2025	December 28, 2024	December 27, 2025	December 28, 2024
Projected benefit obligation	$ —	$ —	$ 81	$ 81
Accumulated benefit obligation	—	—	76	75
Fair value of plan assets	—	—	15	17

Our U.S. plans were overfunded based on plan assets in excess of accumulated benefit obligations as of December 27, 2025 and December 28, 2024.

For certain of our U.S. and non-U.S. plans that were underfunded based on projected benefit obligations in excess of plan assets, the projected benefit obligations, accumulated benefit obligations, and the fair value of plan assets were (in millions):

	U.S. Plans		Non-U.S. Plans	
	December 27, 2025	December 28, 2024	December 27, 2025	December 28, 2024
Projected benefit obligation	$ —	$ —	$ 81	$ 94
Accumulated benefit obligation	—	—	76	88
Fair value of plan assets	—	—	15	31

Our U.S. plans were overfunded based on plan assets in excess of projected benefit obligations as of December 27, 2025 and December 28, 2024.

We used the following weighted average assumptions to determine our projected benefit obligations under the pension plans:

	U.S. Plans		Non-U.S. Plans	
	December 27, 2025	December 28, 2024	December 27, 2025	December 28, 2024
Discount rate	5.0 %	5.8 %	5.4 %	5.5 %
Rate of compensation increase	4.0 %	4.0 %	3.5 %	3.7 %

Discount rates for our U.S. and non-U.S. plans were developed from a model portfolio of high quality, fixed-income debt instruments with durations that match the expected future cash flows of the plans.

Components of Net Pension Cost/(Benefit):
Net pension cost/(benefit) consisted of the following (in millions):

	U.S. Plans			Non-U.S. Plans		
	December 27, 2025	December 28, 2024	December 30, 2023	December 27, 2025	December 28, 2024	December 30, 2023
Service cost	$ 1	$ 1	$ 2	$ 6	$ 7	$ 7
Interest cost	121	135	142	58	55	65
Expected return on plan assets	(186)	(197)	(196)	(88)	(84)	(88)
Amortization of prior service costs/(credits)	1	1	—	2	1	1
Amortization of unrecognized losses/(gains)	—	—	—	14	13	13
Settlements	11	—	—	—	—	146
Special/contractual termination benefits	—	—	—	1	(1)	2
Other	—	—	—	12	(7)	16
Net pension cost/(benefit)	$ (52)	$ (60)	$ (52)	$ 5	$ (16)	$ 162

We present all non-service cost components of net pension cost/(benefit) within other expense/(income) on our consolidated statements of income. In 2023, we recognized settlement charges of $146 million and other related costs of $16 million related to the settlement of one of our U.K. defined benefit pension plans, which resulted in pre-tax losses of $162 million within other expense/(income).

We used the following weighted average assumptions to determine our net pension costs for the years ended:

	U.S. Plans			Non-U.S. Plans		
	December 27, 2025	December 28, 2024	December 30, 2023	December 27, 2025	December 28, 2024	December 30, 2023
Discount rate - Service cost	5.9 %	5.4 %	5.7 %	5.9 %	5.1 %	5.3 %
Discount rate - Interest cost	5.3 %	5.2 %	5.5 %	5.3 %	4.7 %	5.0 %
Expected rate of return on plan assets	6.8 %	6.6 %	6.6 %	6.3 %	5.7 %	5.1 %
Rate of compensation increase	4.0 %	4.0 %	4.0 %	3.7 %	3.6 %	3.8 %

Discount rates for our U.S. and non-U.S. plans were developed from a model portfolio of high quality, fixed-income debt instruments with durations that match the expected future cash flows of the plans. We determine our expected rate of return on plan assets from the plan assets' historical long-term investment performance, target asset allocation, and estimates of future long-term returns by asset class.

Plan Assets:

The underlying basis of the investment strategy of our defined benefit plans is to ensure that pension funds are available to meet the plans' benefit obligations when they are due. Our investment objectives include: investing plan assets in a high-quality, diversified manner in order to maintain the security of the funds; achieving an optimal return on plan assets within specified risk tolerances; and investing according to local regulations and requirements specific to each country in which a defined benefit plan operates. The investment strategy expects equity investments to yield a higher return over the long term than fixed-income securities, while fixed-income securities are expected to provide certain matching characteristics to the plans' benefit payment cash flow requirements. Our investment policy specifies the type of investment vehicles appropriate for the applicable plan, asset allocation guidelines, criteria for the selection of investment managers, and procedures to monitor overall investment performance as well as investment manager performance. It also provides guidelines enabling the applicable plan fiduciaries to fulfill their responsibilities.

Our weighted average asset allocations were:

	U.S. Plans		Non-U.S. Plans	
	December 27, 2025	December 28, 2024	December 27, 2025	December 28, 2024
Fixed-income securities	51 %	71 %	55 %	73 %
Equity securities	11 %	10 %	3 %	13 %
Alternative investments, including real assets and other fixed income	19 %	18 %	1 %	9 %
Cash and cash equivalents	19 %	1 %	40 %	4 %
Certain insurance contracts	— %	— %	1 %	1 %
Total	100 %	100 %	100 %	100 %

Our pension investment strategy for the U.S. plans is designed to align our pension assets with our projected benefit obligation to reduce volatility. We target an investment of approximately 68% of our U.S. plans assets in fixed-income securities, approximately 18% in alternatives, primarily real assets and diversified credit, and approximately 14% in return-seeking assets, primarily equity securities.

For pension plans outside the United States, our investment strategy is subject to local regulations and the asset/liability profiles of the plans in each individual country. In aggregate, the long-term asset allocation targets of our non-U.S. plans are broadly characterized as a mix of approximately 95% in cash and cash equivalents, fixed-income securities, and alternatives, primarily multi-asset credit, approximately 3% in return-seeking assets, primarily equity securities, and approximately 2% in certain insurance contracts.

Our weighted average pension asset allocations for our U.S. plans deviate from our target allocations due to a rebalancing of our plan asset portfolio, which was in process as of December 27, 2025. We expect our pension asset allocations to more closely align to our pension investment target once those activities are completed.

The fair value of pension plan assets at December 27, 2025 was determined using the following fair value measurements (in millions):

Asset Category	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Government bonds	$ 917	$ 495	$ 422	$ —
Corporate bonds and other fixed-income securities	493	—	493	—
Total fixed-income securities	1,410	495	915	—
Cash and cash equivalents	621	621	—	—
Other	(2)	—	(2)	—
Certain insurance contracts	19	—	—	19
Fair value excluding investments measured at net asset value	2,048	$ 1,116	$ 913	$ 19
Investments measured at net asset value[a]	2,178			
Total plan assets at fair value	$ 4,226			

(a) Amount includes cash collateral of $36 million associated with our securities lending program, which is reflected as an asset, and a corresponding securities lending payable of $36 million, which is reflected as a liability. The net impact on total plan assets at fair value is zero.

The fair value of pension plan assets at December 28, 2024 was determined using the following fair value measurements (in millions):

Asset Category	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Government bonds	$ 698	$ 263	$ 435	$ —
Corporate bonds and other fixed-income securities	1,942	—	1,942	—
Total fixed-income securities	2,640	263	2,377	—
Cash and cash equivalents	48	48	—	—
Other	8	—	8	—
Certain insurance contracts	23	—	—	23
Fair value excluding investments measured at net asset value	2,719	$ 311	$ 2,385	$ 23
Investments measured at net asset value[a]	1,622			
Total plan assets at fair value	$ 4,341			

(a) Amount includes cash collateral of $164 million associated with our securities lending program, which is reflected as an asset, and a corresponding securities lending payable of $164 million, which is reflected as a liability. The net impact on total plan assets at fair value is zero.

The following section describes the valuation methodologies used to measure the fair value of pension plan assets, including an indication of the level in the fair value hierarchy in which each type of asset is generally classified.

Government Bonds. These securities consist of direct investments in publicly traded U.S. fixed interest obligations (principally debentures) and non-U.S. government bonds, including any related repurchases agreements. U.S. government bonds are valued using quoted prices in active markets and are included in Level 1. Non-U.S. government bonds are generally valued using observable inputs and are included in Level 2. Additionally, repurchase agreements related to the non-U.S. government bonds are valued at the contract price plus accrued interest and are included in Level 2.

Corporate Bonds and Other Fixed-Income Securities. These securities consist of publicly traded U.S. and non-U.S. fixed interest obligations (principally corporate bonds and tax-exempt municipal bonds). Such investments are valued through consultation and evaluation with brokers in the institutional market using quoted prices and other observable market data. As such, these securities are included in Level 2.

Cash and Cash Equivalents. This consists of direct cash holdings and institutional short-term investment vehicles. Direct cash holdings are valued based on cost, which approximates fair value and are classified as Level 1. Certain institutional short-term investment vehicles are valued daily and are classified as Level 1. Other cash equivalents that are not traded on an active exchange, such as bank deposits, are classified as Level 2.

Other. This consists of derivative financial instruments including foreign currency forward contracts, futures contracts, options contracts, interest rate swaps, inflation swaps and credit default swaps. Derivative financial instruments are valued based on observable market transactions or prices and classified as Level 2.

Certain Insurance Contracts. This category consists of group annuity contracts that have been purchased to cover a portion of the plan members and have been classified as Level 3.

Investments Measured at Net Asset Value. This category consists of pooled funds, short-term investments, and corporate feeder interests.

- *Pooled funds.* The fair values of participation units held in collective trusts are based on their net asset values, as reported by the managers of the collective trusts and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date. The fair value of these investments measured at net asset value is excluded from the fair value hierarchy. Investments in the collective trusts can be redeemed daily, monthly, or quarterly based upon the applicable net asset value per unit and the terms of the specific trust agreements.

  The mutual fund investments are not traded on an exchange, and a majority of these funds are held in a separate account managed by a fixed income manager. The fair values of these investments are based on their net asset values, as reported by the managers and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date. The fair value of these investments measured at net asset value is excluded from the fair value hierarchy. The objective of the account is to provide superior return with reasonable risk, where performance is expected to exceed Barclays Long U.S. Credit Index. Investments in this account can be redeemed with a written notice to the investment manager.

- *Short-term investments.* Short-term investments, including cash and cash equivalents, largely consist of a money market fund, the fair value of which is based on the net asset value reported by the manager of the fund and supported by the unit prices of actual purchase and sale transactions. The fair value of these investments measured at net asset value is excluded from the fair value hierarchy. The money market fund is designed to provide safety of principal, daily liquidity, and a competitive yield by investing in high quality money market instruments. The investment objective of the money market fund is to provide the highest possible level of current income while still maintaining liquidity and preserving capital.

- *Corporate feeder interests.* The fair values of the corporate feeder are based upon the net asset values of the equity master fund in which it invests. The fair value of these investments measured at net asset value is excluded from the fair value hierarchy. Investments in the corporate feeder can be redeemed quarterly with at least 90 days' notice. The investment objective of the corporate feeder is to generate long-term returns by investing in large, liquid equity securities with attractive fundamentals.

Changes in our Level 3 plan assets for the year ended December 27, 2025 included (in millions):

Asset Category	December 28, 2024	Additions	Net Realized Gain/(Loss)	Net Unrealized Gain/(Loss)	Net Purchases, Issuances and Settlements	Transfers Into/(Out of) Level 3	December 27, 2025
Certain insurance contracts	$ 23	$ —	$ —	$ —	$ (4)	$ —	$ 19
Total Level 3 investments	$ 23	$ —	$ —	$ —	$ (4)	$ —	$ 19

Changes in our Level 3 plan assets for the year ended December 28, 2024 included (in millions):

Asset Category	December 30, 2023	Additions	Net Realized Gain/(Loss)	Net Unrealized Gain/(Loss)	Net Purchases, Issuances and Settlements	Transfers Into/(Out of) Level 3	December 28, 2024
Certain insurance contracts	$ 27	$ —	$ —	$ —	$ (4)	$ —	$ 23
Total Level 3 investments	$ 27	$ —	$ —	$ —	$ (4)	$ —	$ 23

Employer Contributions:
We contributed $5 million in 2025, $7 million in 2024, and $11 million in 2023 to our non-U.S. pension plans. We did not contribute to our U.S. pension plans in 2025, 2024, or 2023. We estimate that 2026 pension contributions will be approximately $6 million to our non-U.S. pension plans. We do not plan to make contributions to our U.S. pension plans in 2026. Estimated future contributions take into consideration current economic conditions, which at this time are expected to have minimal impact on expected contributions for 2026. Our actual contributions and plans may change due to many factors, including changes in tax, employee benefit, or other laws and regulations, tax deductibility, significant differences between expected and actual pension asset performance or interest rates, or other factors.

In 2024, we received the distribution of a surplus asset in the amount of $29 million, net of tax, related to the 2023 settlement of one of our U.K. defined benefit pension plans. We treated this cash inflow as a negative contribution within operating activities on the consolidated statements of cash flows.

Future Benefit Payments:
The estimated future benefit payments from our pension plans at December 27, 2025 were (in millions):

	U.S. Plans	Non-U.S. Plans
2026	$ 206	$ 77
2027	202	77
2028	196	79
2029	191	78
2030	186	80
2031-2035	832	408

Postretirement Plans

Obligations and Funded Status:

The accumulated benefit obligation, fair value of plan assets, and funded status of our postretirement benefit plans were (in millions):

	December 27, 2025	December 28, 2024
Benefit obligation at beginning of year	$ 603	$ 683
Service cost	2	2
Interest cost	30	33
Benefits paid	(65)	(69)
Actuarial losses/(gains)[a]	13	(39)
Currency	4	(7)
Benefit obligation at end of year	587	603
Fair value of plan assets at beginning of year	793	926
Actual return on plan assets	65	75
Employer contributions[b]	(190)	(139)
Benefits paid	(65)	(69)
Fair value of plan assets at end of year	603	793
Net postretirement benefit liability/(asset) recognized at end of year	$ (16)	$ (190)

(a) Actuarial losses/(gains) were primarily due to a change in the discount rate assumption utilized in measuring plan obligations.

(b) Refer to the Employer Contributions section within this footnote below for further discussion of the negative employer contributions.

We recognized the net postretirement benefit asset/(liability) on our consolidated balance sheets as follows (in millions):

	December 27, 2025	December 28, 2024
Other non-current assets	$ 92	$ 271
Other current liabilities	(5)	(6)
Accrued postemployment costs	(71)	(75)
Net postretirement benefit asset/(liability) recognized	$ 16	$ 190

For certain of our postretirement benefit plans that were underfunded based on accumulated postretirement benefit obligations in excess of plan assets, the accumulated benefit obligations and the fair value of plan assets were (in millions):

	December 27, 2025	December 28, 2024
Accumulated benefit obligation	$ 77	$ 81

We used the following weighted average assumptions to determine our postretirement benefit obligations:

	December 27, 2025	December 28, 2024
Discount rate	5.0 %	5.5 %
Health care cost trend rate assumed for next year	6.5 %	6.2 %
Ultimate trend rate	4.8 %	4.8 %

Discount rates for our plans were developed from a model portfolio of high-quality, fixed-income debt instruments with durations that match the expected future cash flows of the plans. Our expected health care cost trend rate is based on historical costs and our expectation for health care cost trend rates going forward.

The year that the health care cost trend rate reaches the ultimate trend rate varies by plan and ranges between 2027 and 2035 as of December 27, 2025. Assumed health care costs trend rates have a significant impact on the amounts reported for the postretirement benefit plans.

Components of Net Postretirement Cost/(Benefit):

Net postretirement cost/(benefit) consisted of the following (in millions):

	December 27, 2025	December 28, 2024	December 30, 2023
Service cost	$ 2	$ 2	$ 3
Interest cost	30	33	37
Expected return on plan assets	(49)	(55)	(53)
Amortization of prior service costs/(credits)	(10)	(12)	(15)
Amortization of unrecognized losses/(gains)	(26)	(22)	(17)
Net postretirement cost/(benefit)	$ (53)	$ (54)	$ (45)

We present all non-service cost components of net postretirement cost/(benefit) within other expense/(income) on our consolidated statements of income.

We used the following weighted average assumptions to determine our net postretirement benefit plans cost for the years ended:

	December 27, 2025	December 28, 2024	December 30, 2023
Discount rate - Service cost	5.6 %	5.2 %	5.5 %
Discount rate - Interest cost	5.2 %	5.1 %	5.4 %
Expected rate of return on plan assets	6.3 %	6.3 %	6.3 %
Health care cost trend rate	6.5 %	6.2 %	6.2 %

Discount rates for our plans were developed from a model portfolio of high-quality, fixed-income debt instruments with durations that match the expected future cash flows of the plans. We determine our expected rate of return on plan assets from the plan assets' target asset allocation and estimates of future long-term returns by asset class. Our expected health care cost trend rate is based on historical costs and our expectation for health care cost trend rates going forward.

Plan Assets:

The underlying basis of the investment strategy of our U.S. postretirement plans is to ensure that funds are available to meet the plans' benefit obligations when they are due by investing plan assets in a high-quality, diversified manner in order to maintain the security of the funds. The investment strategy expects equity investments to yield a higher return over the long term than fixed-income securities, while fixed-income securities are expected to provide certain matching characteristics to the plans' benefit payment cash flow requirements.

Our weighted average asset allocations were:

	December 27, 2025	December 28, 2024
Fixed-income securities	74 %	64 %
Equity securities	17 %	29 %
Cash and cash equivalents	9 %	7 %

Our postretirement benefit plan investment strategy is subject to local regulations and the asset/liability profiles of the plans in each individual country. Our investment strategy is designed to align our postretirement benefit plan assets with our postretirement benefit obligation to reduce volatility. In aggregate, our long-term asset allocation targets are broadly characterized as a mix of approximately 76% in fixed-income securities and approximately 24% in return-seeking assets, primarily equity securities. Our weighted average postretirement asset allocations deviate from our target allocations due to a rebalancing of our plan asset portfolio, which was in process as of December 27, 2025. We expect our postretirement asset allocations to more closely align to our postretirement investment target once those activities are completed.

The fair value of postretirement benefit plan assets at December 27, 2025 was determined using the following fair value measurements (in millions):

Asset Category	Total Fair Value		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
Government bonds	$	86	$	79	$	7	$ —
Corporate bonds and other fixed-income securities		359		—		359	—
Total fixed-income securities		445		79		366	—
Equity securities		53		53		—	—
Fair value excluding investments measured at net asset value		498	$	132	$	366	$ —
Investments measured at net asset value		105					
Total plan assets at fair value	$	603					

The fair value of postretirement benefit plan assets at December 28, 2024 was determined using the following fair value measurements (in millions):

Asset Category	Total Fair Value		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
Government bonds	$	83	$	76	$	7	$ —
Corporate bonds and other fixed-income securities		421		—		421	—
Total fixed-income securities		504		76		428	—
Equity securities		151		151		—	—
Fair value excluding investments measured at net asset value		655	$	227	$	428	$ —
Investments measured at net asset value		138					
Total plan assets at fair value	$	793					

The following section describes the valuation methodologies used to measure the fair value of postretirement benefit plan assets, including an indication of the level in the fair value hierarchy in which each type of asset is generally classified.

Government Bonds. These securities consist of direct investments in publicly traded U.S. fixed interest obligations (principally debentures) and non-U.S. government bonds. U.S. government bonds are valued using quoted prices in active markets and are included in Level 1. Non-U.S. government bonds are generally valued using observable inputs and are included in Level 2.

Corporate Bonds and Other Fixed-Income Securities. These securities consist of publicly traded U.S. and non-U.S. fixed interest obligations (principally corporate bonds and tax-exempt municipal bonds). Such investments are valued through consultation and evaluation with brokers in the institutional market using quoted prices and other observable market data. As such, these securities are included in Level 2.

Equity Securities. These securities consist of direct investments in the stock of publicly traded companies. Such investments are valued based on the closing price reported in an active market on which the individual securities are traded. As such, the direct investments are classified as Level 1.

Cash and Cash Equivalents. This consists of direct cash holdings and institutional short-term investment vehicles. Direct cash holdings are valued based on cost, which approximates fair value and are classified as Level 1. Certain institutional short-term investment vehicles are valued daily and are classified as Level 1. Other cash equivalents that are not traded on an active exchange, such as bank deposits, are classified as Level 2.

Investments Measured at Net Asset Value. This category consists of pooled funds and short-term investments.

- *Pooled funds.* The fair values of participation units held in collective trusts are based on their net asset values, as reported by the managers of the collective trusts and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date. The fair value of these investments measured at net asset value is excluded from the fair value hierarchy. Investments in the collective trusts can be redeemed on each business day based upon the applicable net asset value per unit.

The mutual fund investments are not traded on an exchange. The fair values of the mutual fund investments that are not traded on an exchange are based on their net asset values, as reported by the managers and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date. The fair value of these investments measured at net asset value is excluded from the fair value hierarchy.

- *Short-term investments.* Short-term investments, including cash and cash equivalents, largely consist of a money market fund, the fair value of which is based on the net asset value reported by the manager of the fund and supported by the unit prices of actual purchase and sale transactions. The fair value of these investments measured at net asset value is excluded from the fair value hierarchy. The money market fund is designed to provide safety of principal, daily liquidity, and a competitive yield by investing in high quality money market instruments. The investment objective of the money market fund is to provide the highest possible level of current income while still maintaining liquidity and preserving capital.

Employer Contributions:

We contributed $10 million in 2025 and $11 million in 2024 and 2023 to our postretirement benefit plans. We estimate that 2026 postretirement benefit plan contributions will be approximately $11 million. Estimated future contributions take into consideration current economic conditions, which at this time are expected to have minimal impact on expected contributions for 2026. Our actual contributions and plans may change due to many factors, including changes in tax, employee benefit, or other laws and regulations, tax deductibility, significant differences between expected and actual postretirement plan asset performance or interest rates, or other factors.

During the fourth quarter of 2025, we amended the U.S. postretirement medical plan to establish a sub-trust to permit the payment of certain benefits for active non-union employees using $200 million of the retiree plan surplus, which represents a portion of the retiree plan's total surplus. This amount was converted to cash and treated as a negative contribution which is shown as a cash inflow within operating activities on the consolidated statement of cash flows. As a result of its designation for this purpose, the transferred amount is no longer considered an asset of the retiree plan and is recognized as restricted cash and recorded in other current assets and other non-current assets within the consolidated balance sheets.

In 2024, we amended the U.S. postretirement medical plan to establish a sub-trust to permit the payment of certain benefits for active union employees using $150 million of the retiree plan surplus, which represents a portion of the retiree plan's total surplus. This amount was converted to cash and treated as a negative contribution which is shown as a cash inflow within operating activities on the consolidated statement of cash flows. As a result of its designation for this purpose, the transferred amount is no longer considered an asset of the retiree plan and is recognized as restricted cash and recorded in other current assets and other non-current assets within the consolidated balance sheets.

Future Benefit Payments:

Our estimated future benefit payments for our postretirement plans at December 27, 2025 were (in millions):

2026	$	69
2027		64
2028		61
2029		57
2030		54
2031-2035		228

Other Plans

We sponsor and contribute to employee savings plans that cover eligible salaried, non-union, and union employees. Our contributions and costs are determined by the matching of employee contributions, as defined by the plans. Amounts charged to expense for defined contribution plans totaled $110 million in 2025, $109 million in 2024, and $103 million in 2023.

Accumulated Other Comprehensive Income/(Losses)

Our accumulated other comprehensive income/(losses) pension and postretirement benefit plans balances, before tax, consisted of the following (in millions):

	Pension Benefits		Postretirement Benefits		Total	
	December 27, 2025	December 28, 2024	December 27, 2025	December 28, 2024	December 27, 2025	December 28, 2024
Net actuarial gain/(loss)	$ (501)	$ (414)	$ 481	$ 502	$ (20)	$ 88
Prior service credit/(cost)	(20)	(19)	(29)	(19)	(49)	(38)
	$ (521)	$ (433)	$ 452	$ 483	$ (69)	$ 50

The net postemployment benefits recognized in other comprehensive income/(loss), consisted of the following (in millions):

	December 27, 2025	December 28, 2024	December 30, 2023
Net postemployment benefit gains/(losses) arising during the period:			
Net actuarial gains/(losses) arising during the period - Pension Benefits	$ (112)	$ (13)	$ (145)
Net actuarial gains/(losses) arising during the period - Postretirement Benefits	5	58	67
Prior service credits/(costs) arising during the period - Pension Benefits	(4)	(9)	—
	(111)	36	(78)
Tax benefit/(expense)	27	(8)	8
	$ (84)	$ 28	$ (70)
Reclassification of net postemployment benefit losses/(gains) to net income/(loss):			
Amortization of unrecognized losses/(gains) - Pension Benefits	$ 14	$ 13	$ 13
Amortization of unrecognized losses/(gains) - Postretirement Benefits	(26)	(22)	(17)
Amortization of prior service costs/(credits) - Pension Benefits	3	2	1
Amortization of prior service costs/(credits) - Postretirement Benefits	(10)	(12)	(15)
Net settlement and curtailment losses/(gains) - Pension Benefits	11	—	146
	(8)	(19)	128
Tax (benefit)/expense	2	5	(13)
	$ (6)	$ (14)	$ 115

Note 13. Financial Instruments

We maintain a policy of requiring that all significant, non-exchange traded derivative contracts be governed by an International Swaps and Derivatives Association master agreement, and these master agreements and their schedules contain certain obligations regarding the delivery of certain financial information upon demand.

Derivative Volume:
The notional values of our outstanding derivative instruments were (in millions):

	Notional Amount	
	December 27, 2025	December 28, 2024
Commodity contracts	$ 976	$ 1,152
Foreign exchange contracts	4,229	3,067
Cross-currency contracts	3,083	7,449

Fair Value of Derivative Instruments:

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values and the levels within the fair value hierarchy of derivative instruments recorded on the consolidated balance sheets were (in millions):

| | December 27, 2025 | | | | | |
| | Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1) | | Significant Other Observable Inputs (Level 2) | | Total Fair Value | |
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Derivatives designated as hedging instruments:						
Foreign exchange contracts[a]	$ —	$ —	$ 7	$ 30	$ 7	$ 30
Cross-currency contracts[b]	—	—	46	210	46	210
Derivatives not designated as hedging instruments:						
Commodity contracts[c]	11	53	2	20	13	73
Foreign exchange contracts[a]	—	—	14	13	14	13
Total fair value	$ 11	$ 53	$ 69	$ 273	$ 80	$ 326

(a) At December 27, 2025, the fair value of our derivative assets was recorded in other current assets and the fair value of our derivative liabilities was recorded in other current liabilities ($42 million) and other non-current liabilities ($1 million).

(b) At December 27, 2025, the fair value of our derivative assets was recorded in other current assets ($38 million) and other non-current assets ($8 million), and the fair value of our derivative liabilities was recorded in other current liabilities ($2 million) and other non-current liabilities ($208 million).

(c) At December 27, 2025, the fair value of our derivative assets was recorded in other current assets and the fair value of derivative liabilities was recorded in other current liabilities ($70 million) and other non-current liabilities ($3 million).

| | December 28, 2024 | | | | | |
| | Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1) | | Significant Other Observable Inputs (Level 2) | | Total Fair Value | |
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Derivatives designated as hedging instruments:						
Foreign exchange contracts[a]	$ —	$ —	$ 45	$ 9	$ 45	$ 9
Cross-currency contracts[b]	—	—	137	172	137	172
Derivatives not designated as hedging instruments:						
Commodity contracts[c]	24	37	9	19	33	56
Foreign exchange contracts[a]	—	—	33	8	33	8
Total fair value	$ 24	$ 37	$ 224	$ 208	$ 248	$ 245

(a) At December 28, 2024, the fair value of our derivative assets was recorded in other current assets ($71 million) and other non-current assets ($7 million), and the fair value of our derivative liabilities was recorded in other current liabilities ($16 million) and other non-current liabilities ($1 million).

(b) At December 28, 2024, the fair value of our derivative assets was recorded in other current assets ($69 million) and other non-current assets ($68 million), and the fair value of our derivative liabilities was recorded in other current liabilities ($34 million) and other non-current liabilities ($138 million).

(c) At December 28, 2024, the fair value of our derivative assets was recorded in other current assets and the fair value of derivative liabilities was recorded in other current liabilities ($55 million) and other non-current liabilities ($1 million).

Our derivative financial instruments are subject to master netting arrangements that allow for the offset of assets and liabilities in the event of default or early termination of the contract. We elect to record the gross assets and liabilities of our derivative financial instruments on the consolidated balance sheets. If the derivative financial instruments had been netted on the consolidated balance sheets, the asset and liability positions each would have been reduced by $45 million at December 27, 2025 and $141 million at December 28, 2024. We had posted collateral related to commodity derivative margin requirements of $52 million at December 27, 2025 and $25 million at December 28, 2024, which were included in prepaid expenses on our consolidated balance sheets.

Level 1 derivative financial assets and liabilities consist of commodity future and options contracts and are valued using quoted prices in active markets for identical assets and liabilities.

Level 2 derivative financial assets and liabilities consist of commodity swaps, foreign exchange forwards, options, and swaps, and cross-currency contracts. Commodity swaps are valued using an income approach based on the observable market commodity index prices less the contract rate multiplied by the notional amount. Foreign exchange forwards and swaps are valued using an income approach based on observable market forward rates less the contract rate multiplied by the notional amount. Foreign exchange options are valued using an income approach based on a Black-Scholes-Merton formula. This formula uses present value techniques and reflects the time value and intrinsic value based on observable market rates. Cross-currency contracts are valued based on observable market spot and swap rates.

We did not have any Level 3 derivative financial assets or liabilities in any period presented.

Our calculation of the fair value of derivative financial instruments takes into consideration the risk of nonperformance, including counterparty credit risk.

Net Investment Hedging:
At December 27, 2025, we had the following items designated as net investment hedges:
- Non-derivative foreign currency denominated debt with principal amounts of €2.4 billion;
- Cross-currency contracts with notional amounts of €954 million ($1.0 billion), C$1.3 billion ($900 million), and JPY9.6 billion ($68 million); and
- Foreign exchange contracts with notional amounts of CNY4.0 billion ($571 million).

The components of the gains and losses on our net investment in these designated foreign operations, driven by changes in foreign exchange rates, are economically offset by fair value movements on the effective portion of our cross-currency contracts and foreign exchange contracts.

Cash Flow Hedge Coverage:
At December 27, 2025, we had entered into foreign exchange contracts designated as cash flow hedges for periods not exceeding the next 2 years.

Fair Value Hedge Coverage:
At December 27, 2025, we had fair value hedges of the foreign currency exposure of both intercompany and external foreign currency denominated loans:
- Foreign exchange contracts with notional amounts of £400 million ($540 million) and the carrying value of the hedged item of $539 million is included in the long-term debt on the consolidated balance sheets; and
- Cross-currency contracts with notional amounts of £683 million ($864 million) and MXN4.8 billion ($251 million) and the carrying value of intercompany hedged items of $1.2 billion.

The gains/(losses) on the hedged items, driven by changes in foreign exchange rates, are economically offset by fair value movements on the effective portion of our cross-currency and foreign exchange contracts, which are reported in the same income statement line item in the same period. The amounts excluded from the assessment of effectiveness are recognized in earnings over the life of the hedge on a systematic and rational basis in the same line item as the hedged items.

Deferred Hedging Gains and Losses on Fair Value and Cash Flow Hedges:
Based on our valuation at December 27, 2025 and assuming market rates remain constant through contract maturities, we expect transfers to net income/(loss) of the existing losses reported in accumulated other comprehensive income/(losses) on interest rate cash flow hedges, foreign exchange cash flow hedges, foreign exchange fair value hedges, and cross-currency fair value hedges during the next 12 months to be insignificant. Additionally, we expect transfers to net income/(loss) of the existing gains reported in accumulated other comprehensive income/(losses) during the next 12 months on cross-currency cash flow hedges to be insignificant.

Concentration of Credit Risk:
Counterparties to our foreign exchange derivatives consist of major international financial institutions. We continually monitor our positions and the credit ratings of the counterparties involved and, by policy, limit the amount of our credit exposure to any one party. While we may be exposed to potential losses due to the credit risk of non-performance by these counterparties, losses are not anticipated. We closely monitor the credit risk associated with our counterparties and customers and to date have not experienced material losses.

Economic Hedging:
We enter into certain derivative contracts not designated as hedging instruments in accordance with our risk management strategy, which have an economic impact of largely mitigating commodity price risk and foreign currency exposures. Gains and losses are recorded in net income/(loss) as a component of cost of products sold for our commodity contracts and other expense/(income) for our cross currency and foreign exchange contracts.

Derivative Impact on the Statements of Comprehensive Income:

The following table presents the pre-tax amounts of derivative gains/(losses) deferred into accumulated other comprehensive income/(losses) and the income statement line item that will be affected when reclassified to net income/(loss) (in millions):

Accumulated Other Comprehensive Income/(Losses) Component	Gains/(Losses) Recognized in Other Comprehensive Income/(Losses) Related to Derivatives Designated as Hedging Instruments			Location of Gains/(Losses) When Reclassified to Net Income/(Loss)
	December 27, 2025	December 28, 2024	December 30, 2023	
Cash flow hedges:				
Foreign exchange contracts	$ 1	$ (1)	$ —	Net sales
Foreign exchange contracts	(42)	67	(12)	Cost of products sold
Foreign exchange contracts (excluded component)	(1)	(8)	(6)	Cost of products sold
Foreign exchange contracts	(2)	1	(1)	SG&A
Foreign exchange contracts	—	45	(22)	Other expense/(income)
Foreign exchange contracts (excluded component)	—	8	2	Other expense/(income)
Cross-currency contracts	197	(80)	83	Other expense/(income)
Cross-currency contracts (excluded component)	—	—	24	Other expense/(income)
Cross-currency contracts	(12)	(29)	(26)	Interest expense
Interest rate contracts	—	—	(3)	Interest expense
Net investment hedges:				
Foreign exchange contracts	(11)	4	(1)	Other expense/(income)
Foreign exchange contracts (excluded component)	—	1	1	Interest expense
Cross-currency contracts	(244)	121	(117)	Other expense/(income)
Cross-currency contracts (excluded component)	37	49	35	Interest expense
Fair value hedges:				
Foreign exchange contracts (excluded component)	(2)	—	—	Other expense/(income)
Cross-currency contracts (excluded component)	37	(37)	—	Other expense/(income)
Total gains/(losses) recognized in statements of comprehensive income	$ (42)	$ 141	$ (43)	

Derivative Impact on the Statements of Income:

The following tables present the pre-tax amounts of derivative gains/(losses) recorded to net income/(loss) and the affected income statement line items (in millions):

	December 27, 2025			December 28, 2024		
	Cost of products sold	Interest expense	Other expense/ (income)	Cost of products sold	Interest expense	Other expense/ (income)
Total amounts presented in the consolidated statements of income in which the following effects were recorded	$ 16,633	$ 947	$ (171)	$ 16,878	$ 912	$ (85)
Gains/(losses) related to derivatives designated as hedging instruments:						
Cash flow hedges[a]:						
Foreign exchange contracts	$ 16	$ —	$ —	$ 13	$ —	$ 45
Foreign exchange contracts (excluded component)	(2)	—	—	(6)	—	9
Cross-currency contracts	—	(12)	230	—	(30)	(111)
Net investment hedges[a]:						
Foreign exchange contracts (excluded component)	—	1	—	—	1	—
Cross-currency contracts (excluded component)	—	38	—	—	49	—
Fair Value hedges[b]:						
Foreign exchange contracts	—	—	20	—	—	—
Cross-currency contracts	—	—	(60)	—	—	(1)
Cross-currency contracts (excluded component)[a]	—	—	10	—	—	4
Hedged items	—	—	39	—	—	1
Gains/(losses) related to derivatives not designated as hedging instruments:						
Commodity contracts	(79)	—	—	(20)	—	—
Foreign exchange contracts	—	—	3	—	—	38
Interest rate contracts[c]	—	—	—	—	—	(3)
Cross-currency contracts	—	—	9	—	—	(27)
Total gains/(losses) recognized in statements of income	$ (65)	$ 27	$ 251	$ (13)	$ 20	$ (45)

(a) Represents the pre-tax amounts of derivative gains/(losses) reclassified from accumulated other comprehensive income/(losses) to net income/(loss).

(b) Represents the pre-tax amounts of the hedge and hedged items gains/(losses) in fair value hedges.

(c) Represents recognition of realized hedge losses resulting from the discontinuance of cash flow hedges because the forecasted transactions were no longer probable of occurring.

	December 30, 2023		
Total amounts presented in the consolidated statements of income in which the following effects were recorded	**Cost of products sold**	**Interest expense**	**Other expense/ (income)**
	$ 17,714	$ 912	$ 27
Gains/(losses) related to derivatives designated as hedging instruments:			
Cash flow hedges[a]:			
Foreign exchange contracts	$ 38	$ —	$ (20)
Foreign exchange contracts (excluded component)	(10)	—	—
Cross-currency contracts	—	(27)	63
Cross-currency contracts (excluded component)	—	—	25
Net investment hedges[a]:			
Foreign exchange contracts (excluded component)	—	1	—
Cross-currency contracts (excluded component)	—	34	—
Gains/(losses) related to derivatives not designated as hedging instruments:			
Commodity contracts	(110)	—	—
Foreign exchange contracts	—	—	(12)
Cross-currency contracts	—	—	3
Total gains/(losses) recognized in statements of income	$ (82)	$ 8	$ 59

(a) Represents the pre-tax amounts of derivative gains/(losses) reclassified from accumulated other comprehensive income/(losses) to net income/(loss).

Non-Derivative Impact on Statements of Comprehensive Income:
Related to our non-derivative foreign currency denominated debt instruments designated as net investment hedges, we recognized pre-tax losses of $157 million in 2025, pre-tax gains of $37 million in 2024, and pre-tax losses of $39 million in 2023. These amounts were recognized in other comprehensive income/(loss).

Available-for-sale securities:
We invest in certain marketable fixed-income debt securities that are classified as available-for-sale.

We classify our investments in commercial paper, corporate bonds, and U.S. treasury and agency securities as Level 2 as these investments are valued through consultation and evaluation with brokers in the institutional market using quoted prices and other observable market data. We classify our investments in money market funds as Level 1 as the fair values of these investments are based on quoted (unadjusted) prices in active markets for identical assets.

The following table presents our available-for-sale debt securities' amortized cost basis, fair value and unrealized gains and losses by significant investment category (in millions):

	December 27, 2025			
	Amortized Cost Basis	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Estimated Fair Value**
Debt securities:				
Corporate bonds	$ 456	$ —	$ —	$ 456
Commercial paper	752	—	—	752
U.S. treasury and agency	72	—	—	72
Money market funds	1	—	—	1
Total	$ 1,281	$ —	$ —	$ 1,281

(a) Amortized cost basis excludes approximately $4 million of accrued interest.

We purchased $2.5 billion in corporate bonds, commercial paper, and U.S. treasury and agency securities and received $1.3 billion in proceeds from maturity of corporate bonds, commercial paper, and U.S. treasury and agency securities for the year ended December 27, 2025. During the same period, no investments in corporate bonds, commercial paper, or U.S. treasury and agency securities were sold prior to maturity. We recognized no direct write-offs or allowances for credit losses in earnings for the year ended December 27, 2025. Cash flows related to the purchases and sale/maturity of these marketable securities are classified in the consolidated statements of cash flows within investing activities.

The carrying values of our available-for-sale debt securities were included in the following line items in our consolidated balance sheet (in millions):

	December 27, 2025
Cash and cash equivalents	$ 221
Marketable securities	1,060
Total	$ 1,281

The contractual maturities of these available-for-sale debt securities are all within one-year as of December 27, 2025. We had no available-for-sale debt securities as of December 28, 2024.

Note 14. Accumulated Other Comprehensive Income/(Losses)

The components of, and changes in, accumulated other comprehensive income/(losses), net of tax, were as follows (in millions):

	Foreign Currency Translation Adjustments	Net Postemployment Benefit Plan Adjustments	Net Cash Flow Hedge Adjustments	Net Fair Value Hedges	Total
Balance at December 31, 2022	$ (2,845)	$ (30)	$ 65	$ —	$ (2,810)
Foreign currency translation adjustments	307	—	—	—	307
Net deferred gains/(losses) on net investment hedges	(119)	—	—	—	(119)
Amounts excluded from the effectiveness assessment of net investment hedges	28	—	—	—	28
Net deferred losses/(gains) on net investment hedges reclassified to net income/(loss)	(27)	—	—	—	(27)
Net deferred gains/(losses) on cash flow hedges	—	—	3	—	3
Amounts excluded from the effectiveness assessment of cash flow hedges	—	—	19	—	19
Net deferred losses/(gains) on cash flow hedges reclassified to net income/(loss)	—	—	(50)	—	(50)
Net actuarial gains/(losses) arising during the period	—	(70)	—	—	(70)
Net postemployment benefit losses/(gains) reclassified to net income/(loss)	—	115	—	—	115
Other activity	22	—	(22)	—	—
Total other comprehensive income/(loss)	211	45	(50)	—	206
Balance at December 30, 2023	(2,634)	15	15	—	(2,604)
Foreign currency translation adjustments	(486)	—	—	—	(486)
Net deferred gains/(losses) on net investment hedges	121	—	—	—	121
Amounts excluded from the effectiveness assessment of net investment hedges	38	—	—	—	38
Net deferred losses/(gains) on net investment hedges reclassified to net income/(loss)	(38)	—	—	—	(38)
Net deferred gains/(losses) on cash flow hedges	—	—	21	—	21
Amounts excluded from the effectiveness assessment of cash flow hedges	—	—	6	—	6
Net deferred losses/(gains) on cash flow hedges reclassified to net income/(loss)	—	—	39	—	39
Amounts excluded from the effectiveness assessment of fair value hedges	—	—	—	(23)	(23)
Net deferred losses/(gains) on fair value hedges reclassified to net income/(loss)	—	—	—	(3)	(3)
Net actuarial gains/(losses) arising during the period	—	35	—	—	35
Prior service credits/(costs) arising during the period	—	(7)	—	—	(7)
Net postemployment benefit losses/(gains) reclassified to net income/(loss)	—	(14)	—	—	(14)
Total other comprehensive income/(loss)	(365)	14	66	(26)	(311)
Balance at December 28, 2024	(2,999)	29	81	(26)	(2,915)

Foreign currency translation adjustments	998	—	—	—	998
Net deferred gains/(losses) on net investment hedges	(313)	—	—	—	(313)
Amounts excluded from the effectiveness assessment of net investment hedges	28	—	—	—	28
Net deferred losses/(gains) on net investment hedges reclassified to net income/(loss)	(30)	—	—	—	(30)
Net deferred gains/(losses) on cash flow hedges	—	—	106	—	106
Amounts excluded from the effectiveness assessment of cash flow hedges	—	—	(1)	—	(1)
Net deferred losses/(gains) on cash flow hedges reclassified to net income/(loss)	—	—	(173)	—	(173)
Amounts excluded from the effectiveness assessment of fair value hedges	—	—	—	26	26
Net deferred losses/(gains) on fair value hedges reclassified to net income/(loss)	—	—	—	(6)	(6)
Net actuarial gains/(losses) arising during the period	—	(81)	—	—	(81)
Prior service credits/(costs) arising during the period	—	(3)	—	—	(3)
Net postemployment benefit losses/(gains) reclassified to net income/(loss)	—	(6)	—	—	(6)
Other activity	15	—	(15)	—	—
Total other comprehensive income/(loss)	698	(90)	(83)	20	545
Balance at December 27, 2025	$ (2,301)	$ (61)	$ (2)	$ (6)	$ (2,370)

The gross amount and related tax benefit/(expense) recorded in, and associated with, each component of other comprehensive income/(loss) were as follows (in millions):

	December 27, 2025			December 28, 2024			December 30, 2023		
	Before Tax Amount	Tax	Net of Tax Amount	Before Tax Amount	Tax	Net of Tax Amount	Before Tax Amount	Tax	Net of Tax Amount
Foreign currency translation adjustments	$ 998	$ —	$ 998	$ (486)	$ —	$ (486)	$ 307	$ —	$ 307
Net deferred gains/(losses) on net investment hedges	(412)	99	(313)	162	(41)	121	(157)	38	(119)
Amounts excluded from the effectiveness assessment of net investment hedges	37	(9)	28	50	(12)	38	36	(8)	28
Net deferred losses/(gains) on net investment hedges reclassified to net income/(loss)	(39)	9	(30)	(50)	12	(38)	(35)	8	(27)
Net deferred gains/(losses) on cash flow hedges	142	(36)	106	3	18	21	19	(16)	3
Amounts excluded from the effectiveness assessment of cash flow hedges	(1)	—	(1)	—	6	6	20	(1)	19
Net deferred losses/(gains) on cash flow hedges reclassified to net income/(loss)	(232)	59	(173)	83	(44)	39	(69)	19	(50)
Amounts excluded from the effectiveness assessment of fair value hedges	35	(9)	26	(37)	14	(23)	—	—	—
Net deferred losses/(gains) on fair value hedges reclassified to net income/(loss)	(10)	4	(6)	(4)	1	(3)	—	—	—
Net actuarial gains/(losses) arising during the period	(107)	26	(81)	45	(10)	35	(78)	8	(70)
Prior service credits/(costs) arising during the period	(4)	1	(3)	(9)	2	(7)	—	—	—
Net postemployment benefit losses/(gains) reclassified to net income/(loss)	(8)	2	(6)	(19)	5	(14)	128	(13)	115

The amounts reclassified from accumulated other comprehensive income/(losses) were as follows (in millions):

Accumulated Other Comprehensive Income/(Losses) Component	Reclassified from Accumulated Other Comprehensive Income/(Losses) to Net Income/(Loss)			Affected Line Item in the Statements of Income
	December 27, 2025	December 28, 2024	December 30, 2023	
Losses/(gains) on net investment hedges:				
Foreign exchange contracts[a]	$ (1)	$ (1)	$ (1)	Interest expense
Cross-currency contracts[a]	(38)	(49)	(34)	Interest expense
Losses/(gains) on cash flow hedges:				
Foreign exchange contracts[a] [b]	(14)	(7)	(28)	Cost of products sold
Foreign exchange contracts[a] [b]	—	(54)	20	Other expense/(income)
Cross-currency contracts[a] [b]	(230)	111	(88)	Other expense/(income)
Cross-currency contracts[a] [b]	12	30	27	Interest expense
Interest rate contracts[c]	—	3	—	Other expense/(income
Losses/(gains) on fair value hedges:				
Cross-currency contracts[a]	(10)	(4)	—	Other expense/(income
Losses/(gains) on hedges before income taxes	(281)	29	(104)	
Losses/(gains) on hedges, income taxes	72	(31)	27	
Losses/(gains) on hedges	$ (209)	$ (2)	$ (77)	
Losses/(gains) on postemployment benefits:				
Amortization of unrecognized losses/(gains)[d]	$ (12)	$ (9)	$ (4)	
Amortization of prior service costs/(credits)[d]	(7)	(10)	(14)	
Settlement and curtailment losses/(gains)[d]	11	—	146	
Losses/(gains) on postemployment benefits before income taxes	(8)	(19)	128	
Losses/(gains) on postemployment benefits, income taxes	2	5	(13)	
Losses/(gains) on postemployment benefits	$ (6)	$ (14)	$ 115	

(a)   Represents recognition of the excluded component in net income/(loss) following a systematic and rational approach.

(b)   Includes the effective portion of the related hedges.

(c)   Represents recognition of realized hedge losses resulting from the discontinuance of cash flow hedges because the forecasted transactions were no longer probable of occurring.

(d)   These components are included in the computation of net periodic postemployment benefit costs. See Note 12, *Postemployment Benefits*, for additional information.

In this note we have excluded activity and balances related to noncontrolling interest due to their insignificance. This activity was primarily related to foreign currency translation adjustments.

Note 15. Financing Arrangements

Transfers of Financial Assets:

Prior to 2025, we had a nonrecourse accounts receivable factoring program whereby certain eligible receivables are sold to third-party financial institutions in exchange for cash. Under the terms of the arrangement, we acted as the collecting agent on behalf of the financial institutions to collect amounts due from customers for the receivables sold. We accounted for the transfer of receivables as a true sale at the point control is transferred through derecognition of the receivable on our consolidated balance sheet. As of December 28, 2024, the Company elected not to renew this accounts receivable factoring program. There were no outstanding obligations at the time the program was terminated. The accounts receivable factoring program was not utilized in 2024 as there were no receivables sold under the program during 2024. Receivables sold under this accounts receivable factoring program were approximately $863 million during 2023, with no amounts outstanding as of December 30, 2023. The incremental costs of factoring receivables under this arrangement were insignificant for the year ended December 30, 2023. The proceeds from the sales of receivables are included in cash from operating activities in the consolidated statement of cash flows.

Trade Payables Programs:

We maintain agreements with third-party administrators that allow participating suppliers to track payment obligations from us, and, at the sole discretion of the supplier, sell one or more of those payment obligations to participating financial institutions. We have no economic interest in a supplier's decision to enter into these agreements and no direct financial relationship with the financial institutions related to these programs. We pledged no assets or other forms of guarantees in connection with our trade payable programs. Our obligations to our suppliers, including amounts due and scheduled payment terms, are not impacted. Our current payment terms with our suppliers, which we deem to be commercially reasonable, generally range from 0 to 250 days. All amounts due to participating suppliers are paid to the third party on the original invoice due dates, regardless of whether a particular invoice was sold. Supplier participation in these agreements is voluntary. The confirmed outstanding amounts under these programs were $755 million at December 27, 2025 and $745 million at December 28, 2024. The amounts were included in trade payables on our consolidated balance sheets. During 2025, we added $2,671 million of obligations to these programs and settled $2,661 million of obligations.

Changes in the amounts outstanding on our trade payables programs, were (in millions):

Ending Balance at December 28, 2024	$	745
Obligations confirmed		2,671
Confirmed obligations settled		(2,661)
Ending Balance at December 27, 2025	$	755

Note 16. Commitments and Contingencies

Legal Proceedings

We are involved in legal proceedings, claims, and governmental inquiries, inspections, or investigations ("Legal Matters") arising in the ordinary course of our business. While we cannot predict with certainty the results of Legal Matters in which we are currently involved or may in the future be involved, we do not expect that the ultimate costs to resolve the Legal Matters that are currently pending will have a material adverse effect on our financial condition, results of operations, or cash flows.

Stockholder Derivative Action:

Certain of The Kraft Heinz Company's current and former officers and directors and the 3G Entities have been named as defendants in a consolidated stockholder derivative action, *In re Kraft Heinz Company Derivative Litigation*, which was originally filed in 2019 in the Delaware Court of Chancery. The consolidated amended complaint, which was filed on April 27, 2020, alleged state law claims, contending that the 3G Entities were controlling stockholders who owed fiduciary duties to the Company, and that they breached those duties by allegedly engaging in insider trading and misappropriating the Company's material, non-public information. The complaint further alleged that certain of The Kraft Heinz Company's current and former officers and directors breached their fiduciary duties to the Company by purportedly making materially misleading statements and omissions regarding the Company's financial performance and the impairment of its goodwill and intangible assets, and by supposedly approving or allowing the 3G Entities' alleged insider trading. The complaint sought relief against the defendants in the form of damages, disgorgement of all profits obtained from the alleged insider trading, contribution and indemnification, and an award of attorneys' fees and costs. The defendants filed a motion to dismiss the consolidated amended complaint, which motion the Delaware Chancery Court granted in an order dated December 15, 2021. The plaintiffs filed a notice of appeal on January 13, 2022, and the Delaware Supreme Court affirmed the trial court's dismissal with prejudice of the consolidated amended complaint in an order dated August 1, 2022.

One of the plaintiffs from the *In re Kraft Heinz Company Derivative Litigation* subsequently filed a new complaint, *Erste Asset Management GmbH v. Hees, et al.*, against certain current and former officers and directors of The Kraft Heinz Company on November 28, 2023 in the Delaware Court of Chancery, seeking to reinstate the plaintiff's previously dismissed claims and recover attorneys' fees and costs incurred in the dismissed litigation on the basis of alleged newly discovered evidence. Specifically, the plaintiff alleges the 3G Entities caused the Company to make false and misleading public disclosures regarding the independence of two directors of The Kraft Heinz Company, one of whose independence plaintiff contends formed a basis for the court's prior dismissal of the *In re Kraft Heinz Company Derivative Litigation* consolidated amended complaint. The defendants filed a motion to dismiss the complaint, which the Delaware Chancery Court granted in an order dated August 8, 2024, dismissing the complaint with prejudice. The plaintiff filed a notice of appeal on September 5, 2024. The Delaware Supreme Court issued an opinion and order on June 9, 2025, reversing the trial court's dismissal of the complaint and remanding the case to the trial court for further proceedings.

Following remand, the trial court entered a stipulation on December 1, 2025, consolidating the previously dismissed *In re Kraft Heinz Company Derivative Litigation* with the *Erste Asset Management GmbH v. Hees, et al.* suit under Case No. 2019-0587-LWW. The stipulation also appointed the General Retirement System of the City of Detroit, the Police & Fire Retirement System of the City of Detroit, and Erste Asset Management GmbH as co-lead plaintiffs and their counsel as co-lead counsel. On December 2, 2025, the plaintiffs filed a motion for leave to file a verified consolidated second amended complaint. We intend to vigorously defend against this lawsuit; however, we cannot reasonably estimate the potential range of loss, if any, due to the early stage of the proceedings.

Environmental Actions:

Since March 2024, the Company has been engaged in ongoing discussions with the U.S. Department of Justice, joined by the U.S. Environmental Protection Agency ("U.S. EPA") and the Indiana Department of Environmental Management, concerning alleged violations of the Clean Water Act related to a Company facility in Kendallville, Indiana. Previously, the Company entered into an Administrative Order on Consent with the U.S. EPA that requires the Company to implement a compliance plan to address related alleged violations of the Clean Water Act related to the facility in Kendallville, Indiana. While we cannot predict with certainty the resolution of these discussions, we do not expect that the ultimate costs to resolve this matter will have a material adverse effect on our financial condition, results of operations, or cash flows.

Since September 2021, the Company has been involved in an administrative proceeding with the environmental authority from the State of Goiás ("SEMAD") regarding alleged pollution in the Capivara stream related to a Company facility in Brazil. In March 2025, SEMAD issued a first instance administrative decision maintaining the initial infraction notice, and in September 2025, SEMAD issued a second instance administrative decision again maintaining the initial infraction notice. In a separate action brought against the Company by the local Public Prosecutor in September 2025 relating to the same alleged pollution, the court of first instance imposed a penalty against the Company in November 2025. Given that there are several available levels of appeal from both SEMAD's administrative decision and the decision of the court in the Public Prosecutor' action, we cannot predict with certainty how these matters will resolve; however, we do not expect that the ultimate costs to resolve either matter will have a material adverse effect on our financial condition, results of operations, or cash flows.

Other Commitments and Contingencies

Purchase Obligations:
We have purchase obligations for materials, supplies, property, plant and equipment, and co-packing, storage, and distribution services based on projected needs to be utilized in the normal course of business. Other purchase obligations include commitments for marketing, advertising, capital expenditures, information technology, and professional services.

As of December 27, 2025, our take-or-pay purchase obligations were as follows (in millions):

2026	$	587
2027		480
2028		363
2029		297
2030		110
Thereafter		197
Total	$	2,034

Note 17. Debt

We may from time to time seek to retire or purchase our outstanding debt through redemptions, tender offers, cash purchases, prepayments, refinancing, exchange offers, open market or privately negotiated transactions, Rule 10b5-1 plans, or otherwise. Cash payments related to debt extinguishment are classified as cash outflows from financing activities on the consolidated statements of cash flows. Any gains or losses on extinguishment of debt are recognized in interest expense on the consolidated statements of income.

Borrowing Arrangements:

Together with Kraft Heinz Foods Company ("KHFC"), our 100% owned operating subsidiary, we have a credit agreement (the "Credit Agreement"), which provides for a five-year senior unsecured revolving credit facility in an aggregate amount of $4.0 billion (the "Senior Credit Facility"). On July 8, 2025, we entered into an amendment to this agreement to extend the maturity date from July 8, 2029 to July 8, 2030. Further, the amendment modified certain financial covenants, which changed our required minimum shareholders' equity balance (excluding accumulated other comprehensive income/(losses) from $35 billion to $25 billion, and added an allowable add-back to the minimum shareholders' equity balance of up to $2 billion annually, commensurate with goodwill and intangible asset impairments recorded during the period.

The Credit Agreement includes a $1.0 billion sublimit for borrowings in Canadian dollars, euro, or British pound sterling, as well as a swingline sub-facility of up to $400 million, and a letter of credit sub-facility of up to $300 million. Additionally, and subject to certain conditions, we may increase the amount of revolving commitments and/or add tranches of term loans in a combined aggregate amount of up to $1.0 billion.

Borrowings under the Senior Credit Facility will bear interest at the rates specified in the Credit Agreement, which vary based on the type of borrowing and certain other customary conditions.

The Credit Agreement contains customary representations, warranties, and covenants that are typical for these types of facilities and could, upon the occurrence of certain events of default, restrict our ability to access our Senior Credit Facility. The obligations under the Credit Agreement are guaranteed by KHFC and The Kraft Heinz Company in the case of indebtedness and other liabilities of any subsidiary borrower.

No amounts were drawn on our Senior Credit Facility at December 27, 2025 or December 28, 2024. No amounts were drawn on our Senior Credit Facility during the years ended December 27, 2025, December 28, 2024 or December 30, 2023.

From time to time, we obtain funding through our commercial paper programs. We had no commercial paper outstanding at December 27, 2025, December 28, 2024 and December 30, 2023. We had no commercial paper outstanding during the years ended December 27, 2025 and December 28, 2024, and the maximum amount of commercial paper outstanding was $150 million during the year ended December 30, 2023.

Long-Term Debt:
The following table summarizes our long-term debt obligations.

	Priority [a]	Maturity Dates [b]	Interest Rates [b]	Carrying Values	
				December 27, 2025	December 28, 2024
				(in millions)	
U.S. dollar notes [c]	Senior Notes	2026–2050	3.000%–7.125%	$ 17,517	$ 16,535
Euro notes [c]	Senior Notes	2028–2033	2.250%–3.500%	2,809	2,494
British pound sterling notes:					
2030 Notes [d]	Senior Notes	February 18, 2030	6.250%	171	161
Other British pound sterling notes [c]	Senior Notes	July 1, 2027	4.125%	539	502
Other debt	Various	2026–2035	0.810%–11.600%	23	26
Finance lease obligations				160	151
Total long-term debt				21,219	19,869
Current portion of long-term debt				1,908	654
Long-term debt, excluding current portion				$ 19,311	$ 19,215

(a) Priority of debt indicates the order in which debt would be paid if all debt obligations were due on the same day. Senior secured debt takes priority over unsecured debt. Senior debt has greater seniority than subordinated debt.

(b) Maturity dates and interest rates presented are for the outstanding long-term debt obligations at December 27, 2025.

(c) Kraft Heinz fully and unconditionally guarantees these notes, which were issued by KHFC.

(d) The 6.250% Pound Sterling Senior Notes due February 18, 2030 (the "2030 Notes") were issued by H.J. Heinz Finance UK Plc. Kraft Heinz and KHFC fully and unconditionally guarantee the 2030 Notes. The 2030 Notes rank *pari passu* in right of payment with all of our existing and future senior obligations. Kraft Heinz became guarantor of the 2030 Notes in connection with the 2015 Merger. The 2030 Notes were previously only guaranteed by KHFC.

Our long-term debt contains customary representations, covenants, and events of default. We were in compliance with all financial covenants as of December 27, 2025.

At December 27, 2025, aggregate principal maturities of our long-term debt excluding finance leases were (in millions):

2026	$	1,879
2027		1,893
2028		1,679
2029		1,009
2030		915
Thereafter		13,568

Debt Issuances:

2025 Debt Issuances

In the first quarter of 2025, KHFC, our 100% owned operating subsidiary, issued 600 million euro aggregate principal amount of 3.250% senior notes due March 2033, $500 million aggregate principal amount of 5.200% senior notes due March 2032, and $500 million aggregate principal amount of 5.400% senior notes due March 2035 (collectively, the "2025 Notes"). The 2025 Notes are fully and unconditionally guaranteed by The Kraft Heinz Company as to payment of principal, premium, and interest on a senior unsecured basis.

2024 Debt Issuances

In the first quarter of 2024, KHFC issued 550 million euro aggregate principal amount of 3.500% senior notes due March 2029 (the "2024 Notes"). The 2024 Notes are fully and unconditionally guaranteed by The Kraft Heinz Company as to payment of principal, premium, and interest on a senior unsecured basis.

2023 Debt Issuances

In May 2023, KHFC issued 600 million euro aggregate principal amount of floating rate senior notes due May 2025 (the "2023 Notes"). The 2023 Notes are fully and unconditionally guaranteed by The Kraft Heinz Company as to payment of principal and interest on a senior unsecured basis.

Debt Issuance Costs:
Debt issuance costs are reflected as a direct deduction of the current portion of long-term debt and long-term debt balances on our consolidated balance sheets. We incurred $15 million of debt issuance costs in 2025 and insignificant amount of debt issuance costs in 2024, and 2023. Unamortized debt issuance costs were $78 million at December 27, 2025 and $75 million at December 28, 2024. Amortization of debt issuance costs was $12 million in 2025, $12 million in 2024, and $11 million in 2023, and was reflected within interest expense on our consolidated statements of income.

Debt Premium:
Unamortized debt premiums are presented on our consolidated balance sheets as a direct addition to the carrying amount of debt. Unamortized debt premium, net, was $194 million at December 27, 2025 and $217 million at December 28, 2024. Amortization of our debt premium, net, was $15 million in 2025, and $16 million in 2024 and 2023, and was reflected within interest expense on our consolidated statements of income.

Debt Repayments:

In May 2025, we repaid 600 million euro aggregate principal amount of senior notes that matured in the period.

In May 2024, we repaid 550 million euro aggregate principal amount of senior notes that matured in the period.

In June 2023, we repaid 750 million euro aggregate principal amount of senior notes that matured in the period.

Fair Value of Debt:
At December 27, 2025, the aggregate fair value of our total debt was $20.4 billion as compared with a carrying value of $21.2 billion. At December 28, 2024, the aggregate fair value of our total debt was $18.7 billion as compared with a carrying value of $19.9 billion. Our short-term debt had a carrying value that approximated its fair value at December 27, 2025 and December 28, 2024. We determined the fair value of our long-term debt using Level 2 inputs. Fair values are generally estimated based on quoted market prices for identical or similar instruments.

Note 18. Leases

We have operating and finance leases, primarily for warehouse, production, and office facilities and equipment. Our lease contracts have remaining contractual lease terms of up to 16 years, some of which include options to extend the term by up to 15 years. We include renewal options that are reasonably certain to be exercised as part of the lease term. Additionally, some lease contracts include termination options. We do not expect to exercise the majority of our termination options and generally exclude such options when determining the term of our leases. See Note 2, *Significant Accounting Policies*, for our lease accounting policy.

The components of our lease costs were (in millions):

	December 27, 2025	December 28, 2024	December 30, 2023
Operating lease costs	$ 144	$ 141	$ 152
Finance lease costs:			
Amortization of right-of-use assets	27	27	28
Interest on lease liabilities	7	7	5
Short-term lease costs	6	9	12
Variable lease costs	388	334	659
Sublease income	(8)	(9)	(10)
Total lease costs	$ 564	$ 509	$ 846

Our variable lease costs primarily consist of inventory related costs, such as materials, labor, and overhead components in our manufacturing and distribution arrangements that also contain a fixed component related to an embedded lease. These variable lease costs are determined based on usage or output or may vary for other reasons such as changes in material prices, taxes, or insurance. Certain of our variable lease costs are based on fluctuating indices or rates. These leases are included in our ROU assets and lease liabilities based on the index or rate at the lease commencement date. The future variability in these indices and rates is unknown; therefore, it is excluded from our future minimum lease payments and is not a component of our ROU assets or lease liabilities.

We had no losses/(gains) on sale and leaseback transactions in 2025, 2024, and 2023.

Supplemental balance sheet information related to our leases was (in millions, except lease term and discount rate):

	December 27, 2025		December 28, 2024	
	Operating Leases	Finance Leases	Operating Leases	Finance Leases
Right-of-use assets	$ 520	$ 158	$ 539	$ 148
Lease liabilities (current)	126	30	117	25
Lease liabilities (non-current)	427	130	464	126
Weighted average remaining lease term	6 years	8 years	7 years	9 years
Weighted average discount rate	3.9 %	4.3 %	3.9 %	4.6 %

Operating lease ROU assets are included in other non-current assets and finance lease ROU assets are included in property, plant and equipment, net, on our consolidated balance sheets. The current portion of operating lease liabilities is included in other current liabilities, and the current portion of finance lease liabilities is included in the current portion of long-term debt on our consolidated balance sheets. The non-current portion of operating lease liabilities is included in other non-current liabilities, and the non-current portion of finance lease liabilities is included in long-term debt on our consolidated balance sheets.

Cash flows arising from lease transactions were (in millions):

	December 27, 2025	December 28, 2024	December 30, 2023
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash inflows/(outflows) from operating leases	$ (147)	$ (144)	$ (156)
Operating cash inflows/(outflows) from finance leases	(7)	(7)	(5)
Financing cash inflows/(outflows) from finance leases	(30)	(32)	(26)
Right-of-use assets obtained in exchange for lease liabilities:			
Operating leases	79	64	44
Finance leases	41	48	25

Future minimum lease payments for leases in effect at December 27, 2025 were (in millions):

	Operating Leases	Finance Leases
2026	$ 145	$ 38
2027	114	31
2028	94	39
2029	72	18
2030	55	13
Thereafter	149	49
Total future undiscounted lease payments	629	188
Less imputed interest	(76)	(28)
Total lease liability	$ 553	$ 160

At December 27, 2025, our operating and finance leases that had not yet commenced were approximately $210 million. This balance is primarily composed of a non-cancellable synthetic lease with a future minimum lease commitment of approximately $176 million. See below for discussion of our synthetic lease arrangement.

Synthetic Lease Arrangements:

In June 2023, we entered into a non-cancellable synthetic lease for a distribution facility, for which we are the construction agent, for which we now anticipate the estimated construction cost to be approximately $625 million. The lease will commence upon completion of construction of the facility which is now expected to be in the later part of 2027. The term of the lease is five years after commencement. At the end of the lease term, we will be required to either purchase the facility or, in the event that option is not elected, to remarket the facility. Upon lease commencement, the lease classification, right-of-use asset, and lease liability will be determined and recorded. The lease arrangement contains a residual value guarantee of 100% of the total construction cost. The construction agreement and lease contain covenants that are consistent with our Senior Credit Facility as disclosed in Note 17, *Debt*.

Note 19. Capital Stock

Common Stock

Our Second Amended and Restated Certificate of Incorporation authorizes the issuance of up to 5.0 billion shares of common stock.

Shares of common stock issued, in treasury, and outstanding were (in millions of shares):

	Shares Issued	Treasury Shares	Shares Outstanding
Balance at December 31, 2022	1,243	(18)	1,225
Exercise of stock options, issuance of other stock awards, repurchase of common stock, and other	6	(13)	(7)
Balance at December 30, 2023	1,249	(31)	1,218
Exercise of stock options, issuance of other stock awards, repurchase of common stock, and other	5	(28)	(23)
Balance at December 28, 2024	1,254	(59)	1,195
Exercise of stock options, issuance of other stock awards, repurchase of common stock, and other	3	(14)	(11)
Balance at December 27, 2025	1,257	(73)	1,184

Share Repurchase Program

On November 27, 2023, we announced that the Board approved a share repurchase program authorizing the Company to purchase up to $3.0 billion, exclusive of fees, of the Company's common stock through December 26, 2026. We are not obligated to repurchase any specific number of shares and the program may be modified, suspended, or discontinued at any time. Under the program, shares may be repurchased in open market transactions, including under plans complying with Rule 10b5-1 under the Exchange Act, privately negotiated transactions, transactions structured through investment banking institutions, or other means. As of December 27, 2025, we had remaining authorization under the share repurchase program of approximately $1.5 billion. The share repurchase program is in addition to our share repurchases to offset the dilutive effect of equity-based compensation.

Note 20. Earnings Per Share

Our earnings per common share ("EPS") were:

	December 27, 2025	December 28, 2024	December 30, 2023
	(in millions, except per share data)		
Basic Earnings Per Common Share:			
Net income/(loss) attributable to common shareholders	$ (5,846)	$ 2,744	$ 2,855
Weighted average shares of common stock outstanding	1,187	1,210	1,227
Net earnings/(loss)	$ (4.93)	$ 2.27	$ 2.33
Diluted Earnings Per Common Share:			
Net income/(loss) attributable to common shareholders	$ (5,846)	$ 2,744	$ 2,855
Weighted average shares of common stock outstanding	1,187	1,210	1,227
Effect of dilutive equity awards	—	5	8
Weighted average shares of common stock outstanding, including dilutive effect	1,187	1,215	1,235
Net earnings/(loss)	$ (4.93)	$ 2.26	$ 2.31

We use the treasury stock method to calculate the dilutive effect of outstanding equity awards in the denominator for diluted EPS. Anti-dilutive shares were 14 million in 2025, 6 million in 2024, and 7 million in 2023.

Note 21. Segment Reporting

We manage our operating results through four operating segments: North America, Europe and Pacific Developed Markets ("EPDM" or "International Developed Markets"), West and East Emerging Markets ("WEEM"), and Asia Emerging Markets ("AEM"). We have two reportable segments defined by geographic region: North America and International Developed Markets. Our remaining operating segments, consisting of WEEM and AEM, are combined and disclosed as Emerging Markets.

Our chief operating decision maker ("CODM") is our Chief Executive Officer. Our CODM evaluates segment performance based on several factors, including net sales and Segment Adjusted Operating Income. Segment Adjusted Operating Income is defined as operating income/(loss) excluding, when they occur, the impacts of restructuring activities, deal costs, separation costs, unrealized gains/(losses) on commodity hedges (the unrealized gains and losses are recorded in general corporate expenses until realized; once realized, the gains and losses are recorded in the applicable segment's operating results), impairment losses, and certain non-ordinary course legal and regulatory matters. Segment Adjusted Operating Income is a financial measure that assists our CODM in comparing our performance on a consistent basis by removing the impact of certain items that our CODM believes do not directly reflect our underlying operations. Our CODM also considers monthly budget-to-actual variances and year-over-year performance of Segment Adjusted Operating Income when making decisions about allocating resources to our segments. Our CODM does not use assets by segment to evaluate performance or allocate resources. Therefore, we do not disclose assets by segment. Carlos Abrams-Rivera served as our Chief Executive Officer during our fiscal year 2025. Subsequent to our fiscal year ended December 27, 2025, the Company appointed Steve Cahillane as Chief Executive Officer effective January 1, 2026.

Emerging Markets represents the aggregation of our WEEM and AEM operating segments. Adjusted Operating Income for WEEM and AEM is the measure reported to our chief operating decision maker for purposes of making decisions about allocating resources to these operating segments and assessing their performance.

Net sales by segment were (in millions):

	December 27, 2025	December 28, 2024	December 30, 2023
Net sales:			
North America	$ 18,586	$ 19,543	$ 20,126
International Developed Markets	3,539	3,535	3,623
Total segment net sales	22,125	23,078	23,749
Emerging Markets	2,817	2,768	2,891
Total net sales	$ 24,942	$ 25,846	$ 26,640

Segment Adjusted Operating Income was (in millions):

		North America		International Developed Markets		Total
				December 27, 2025		
Net Sales	$	18,586	$	3,539		
Adjusted Cost of Products Sold[a]		12,076		2,497		
Other segment items[b]		2,121		499		
Segment Adjusted Operating Income	$	4,389	$	543	$	4,932
Emerging Markets						341
General corporate expenses						(528)
Restructuring activities						(13)
Unrealized gains/(losses) on commodity hedges						(35)
Impairment losses						(9,306)
Separation costs						(60)
Operating income/(loss)					$	(4,669)
Interest expense						947
Other expense/(income)						(171)
Income/(loss) before income taxes					$	(5,445)

(a) Adjusted Cost of Products Sold is defined as cost of products sold excluding, when they occur, the impacts of restructuring activities, deal costs, separation costs, unrealized gains/(losses) on commodity hedges (the unrealized gains and losses are recorded in general corporate expenses until realized; once realized, the gains and losses are recorded in the applicable segment's operating results), impairment losses, and certain non-ordinary course legal and regulatory matters.

(b) Other segment items for North America and International Developed Markets includes SG&A, primarily for marketing and advertising expenses, employee compensation-related expenses, amortization of definite-lived intangible assets, and research and development costs.

		North America		International Developed Markets		Total
				December 28, 2024		
Net Sales	$	19,543	$	3,535		
Adjusted Cost of Products Sold[a]		12,356		2,482		
Other segment items[b]		2,076		516		
Segment Adjusted Operating Income	$	5,111	$	537	$	5,648
Emerging Markets						321
General corporate expenses						(609)
Restructuring activities						(27)
Unrealized gains/(losses) on commodity hedges						19
Impairment losses						(3,669)
Operating income/(loss)					$	1,683
Interest expense						912
Other expense/(income)						(85)
Income/(loss) before income taxes					$	856

(a) Adjusted Cost of Products Sold is defined as cost of products sold excluding, when they occur, the impacts of restructuring activities, deal costs, separation costs, unrealized gains/(losses) on commodity hedges (the unrealized gains and losses are recorded in general corporate expenses until realized; once realized, the gains and losses are recorded in the applicable segment's operating results), impairment losses, and certain non-ordinary course legal and regulatory matters.

(b) Other segment items for North America and International Developed Markets includes SG&A, primarily for marketing and advertising expenses, employee compensation-related expenses, amortization of definite-lived intangible assets, and research and development costs.

	December 30, 2023		
	North America	International Developed Markets	Total
Net Sales	$ 20,126	$ 3,623	
Adjusted Cost of Products Sold[a]	12,948	2,580	
Other segment items[b]	2,128	521	
Segment Adjusted Operating Income	$ 5,050	$ 522	$ 5,572
Emerging Markets			376
General corporate expenses			(651)
Restructuring activities			(60)
Unrealized gains/(losses) on commodity hedges			(1)
Impairment losses			(662)
Certain non-ordinary course legal and regulatory matters			(2)
Operating income/(loss)			$ 4,572
Interest expense			912
Other expense/(income)			27
Income/(loss) before income taxes			$ 3,633

(a) Adjusted Cost of Products Sold is defined as cost of products sold excluding, when they occur, the impacts of restructuring activities, deal costs, separation costs, unrealized gains/(losses) on commodity hedges (the unrealized gains and losses are recorded in general corporate expenses until realized; once realized, the gains and losses are recorded in the applicable segment's operating results), impairment losses, and certain non-ordinary course legal and regulatory matters.

(b) Other segment items for North America and International Developed Markets includes SG&A, primarily for marketing and advertising expenses, employee compensation-related expenses, amortization of definite-lived intangible assets, and research and development costs.

Total depreciation and amortization expense by segment was (in millions):

	December 27, 2025	December 28, 2024	December 30, 2023
Depreciation and amortization expense:			
North America	$ 638	$ 614	$ 561
International Developed Markets	150	156	157
Total segment depreciation and amortization expense	788	770	718
Emerging Markets	112	106	157
General corporate	68	72	86
Total depreciation and amortization expense	$ 968	$ 948	$ 961

Total capital expenditures by segment were (in millions):

	December 27, 2025	December 28, 2024	December 30, 2023
Capital expenditures:			
North America	$ 497	$ 643	$ 604
International Developed Markets	112	154	178
Total segment capital expenditures	609	797	782
Emerging Markets	105	115	163
General corporate	87	112	68
Total capital expenditures	$ 801	$ 1,024	$ 1,013

We manage our product portfolio through eight consumer-driven product platforms: Taste Elevation, Easy Ready Meals, Substantial Snacking, Desserts, Hydration, Cheese, Coffee, and Meats. A platform is a lens created for the portfolio based on a grouping of consumer needs. The platforms help us to manage and organize our business effectively by providing insight into our various product categories and brands.

Taste Elevation includes condiments, sauces, dressings, and spreads. Easy Ready Meals includes *Kraft* Mac & Cheese varieties, frozen potato products, and other frozen meals. Substantial Snacking includes *Lunchables* meal kits, frozen snacks, and pickles. Desserts includes dry packaged desserts, refrigerated ready to eat desserts, and other dessert toppings. Hydration includes ready to drink beverages, powdered beverages, and liquid concentrates. Cheese includes American sliced and recipe cheeses. Coffee includes mainstream coffee, coffee pods, and premium coffee. Meats include cold cuts, bacon, and hot dogs.

Each platform is assigned a role within our business to help inform our resource allocation and investment decisions, which are made at the operating segment level. These roles include: Accelerate, Protect, and Balance. Our Accelerate role contains platforms that are expected to have high growth potential, generate higher gross margins, and are in markets in which we have higher market share. Our Protect role contains platforms that are expected to have moderate growth potential, tend to generate higher gross margins, and are in markets in which we have higher market share. Our Balance role contains platforms that include commodity-heavy categories with relatively flat growth potential but help us to maintain our brand footprint.

We have reflected this change to our platforms in all historical periods presented.

Net sales by platform were (in millions):

	December 27, 2025	December 28, 2024	December 30, 2023
ACCELERATE			
Taste Elevation	$ 11,281	$ 11,371	$ 11,573
Easy Ready Meals	4,068	4,310	4,437
Substantial Snacking	1,532	1,668	1,853
Total Accelerate	$ 16,881	$ 17,349	$ 17,863
PROTECT			
Desserts	$ 1,123	$ 1,152	$ 1,153
Hydration	2,095	2,129	2,242
Total Protect	$ 3,218	$ 3,281	$ 3,395
BALANCE			
Cheese	$ 1,657	$ 1,746	$ 1,786
Coffee	867	835	891
Meats	1,924	2,136	2,197
Other	395	499	508
Total Balance	$ 4,843	$ 5,216	$ 5,382
Total net sales	$ 24,942	$ 25,846	$ 26,640

The net sales by platform for the years ended December 28, 2024 and December 30, 2023 presented in the table above has been corrected to conform to our previously disclosed platform definitions. The update had no impact on net sales or on the consolidated financial statements and we do not believe they are material to the consolidated financial statements.

Concentration of Risk:
Our largest customer, Walmart Inc., represented approximately 21% of our net sales in 2025, 2024, and 2023. Both of our reportable segments have sales to Walmart Inc.

Geographic Financial Information:

We had significant sales in the United States, Canada, and the United Kingdom. Our net sales by geography were (in millions):

	December 27, 2025	December 28, 2024	December 30, 2023
Net sales:			
United States	$ 16,784	$ 17,768	$ 18,377
Canada	1,802	1,775	1,749
United Kingdom	1,270	1,280	1,271
Other	5,086	5,023	5,243
Total net sales	$ 24,942	$ 25,846	$ 26,640

We had significant long-lived assets in the United States. Long-lived assets are comprised of property, plant and equipment, net of related accumulated depreciation; operating lease right-of-use assets, net of related accumulated depreciation; and the non-current portion of deferred implementation costs for hosted cloud computing service arrangements. Our long-lived assets by geography were (in millions):

	December 27, 2025	December 28, 2024
Long-lived assets:		
United States	$ 5,462	$ 5,415
Other	2,471	2,381
Total long-lived assets	$ 7,933	$ 7,796

At December 27, 2025, long-lived assets by geography excluded amounts classified as held for sale.

Note 22. Other Financial Data

Consolidated Statements of Income Information

Other expense/(income)

Other expense/(income) consists of the following (in millions):

	December 27, 2025	December 28, 2024	December 30, 2023
Amortization of postemployment benefit plans prior service costs/(credits)	$ (7)	$ (10)	$ (14)
Net pension and postretirement non-service cost/(benefit)[a]	(102)	(130)	67
Loss/(gain) on sale of business	42	81	(4)
Interest income	(122)	(69)	(40)
Foreign exchange losses/(gains)	234	(21)	73
Derivative losses/(gains)	(212)	45	(59)
Other miscellaneous expense/(income)	(4)	19	4
Other expense/(income)	$ (171)	$ (85)	$ 27

(a) Excludes amortization of prior service costs/(credits).

We present all non-service cost components of net pension cost/(benefit) and net postretirement cost/(benefit) within other expense/(income) on our consolidated statements of income. See Note 12, *Postemployment Benefits*, for additional information on these components, including any curtailments and settlements, as well as information on our prior service costs/(credits) amortization. See Note 5, *Acquisitions and Divestitures*, for additional information related to our loss/(gain) on sale of business. See Note 13, *Financial Instruments*, for information related to our derivative impacts.

Other expense/(income) was income of $171 million in 2025 compared to $85 million in 2024. This change was primarily driven by a $212 million net gain on derivative activities in 2025 compared to a $45 million net loss on derivative activities in 2024, a $53 million increase in interest income in 2025 compared to 2024, a $42 million loss on the sale of business in 2025 compared to a $81 million loss on the sale of business in 2024, and $4 million of income in other miscellaneous income in 2025 compared to $19 million of expense in other miscellaneous expense in 2024. These impacts were partially offset by a $234 million net foreign exchange loss in 2025 compared to a $21 million net foreign exchange gain in 2024 and a $28 million decrease in net pension and postretirement non-service benefits in 2025 compared to 2024.

Other expense/(income) was $85 million of income in 2024 compared to $27 million of expense in 2023. This change was primarily driven by a $130 million net pension and postretirement non-service benefit in 2024 compared to a $67 million net pension and postretirement non-service cost in 2023, a $21 million net foreign exchange gain in 2024 compared to a $73 million net foreign exchange loss in 2023, and $69 million in interest income in 2024 compared to $40 million in interest income in 2023. These impacts were partially offset by a $45 million net loss on derivative activities in 2024 compared to a $59 million net gain on derivative activities in 2023, a $81 million net loss on the sale of businesses in 2024 compared to a $4 million net gain on the sale of business in 2023, and a $19 million expense in other miscellaneous expenses in 2024 compared to a $4 million expense in other miscellaneous expenses in 2023.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 27, 2025. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures, as of December 27, 2025, were effective and provided reasonable assurance that the information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

Our Chief Executive Officer and Chief Financial Officer, with other members of management, evaluated the changes in our internal control over financial reporting during the quarter ended December 27, 2025. We determined that there were no changes in our internal control over financial reporting during the quarter ended December 27, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

In 2024, we initiated a multi-year project to migrate certain of our financial processing systems. The project included the migration to a new enterprise resource planning (ERP) solution that we expected to implement in phases throughout our businesses over a several year period. During 2025, we completed the implementation of our new ERP solution in certain countries in Emerging Markets as part of the first phase of our ERP transition, which did not result in significant changes in our internal control over financial reporting. In light of the previously announced Separation, we are currently evaluating the existing project plan in order to accommodate the intent to separate the Company into two independent, publicly traded companies through a tax-free spin-off. We will continue to evaluate the design and operating effectiveness of internal controls as they relate to any system upgrades, and we will implement the required control changes prior to relevant go-live dates associated with the system implementations.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those written policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles;
- provide reasonable assurance that receipts and expenditures are being made only in accordance with management and director authorization; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 27, 2025 based on the framework described in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management concluded that we maintained effective internal control over financial reporting as of December 27, 2025.

PricewaterhouseCoopers LLP, an independent registered public accounting firm that audited the consolidated financial statements included in this Annual Report on Form 10-K, has also audited the effectiveness of our internal control over financial reporting as of December 27, 2025, as stated in their report which appears herein under Item 8, *Financial Statements and Supplementary Data*.

Item 9B. Other Information.

(b) Insider Stock Trading Arrangements:

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information required by this Item 10 is included under the caption "Information about our Executive Officers" contained in Item 1, *Business*, of this report and under the headings *Our Board, Beneficial Ownership of Kraft Heinz Stock—Delinquent Section 16(a) Reports*, *Governance—Other Governance Policies and Practices*, *Governance—Committees of the Board*, and *Other Information—Stockholder Proposals* in our definitive Proxy Statement for our Annual Meeting of Stockholders expected to be held on May 14, 2026 ("2026 Proxy Statement"). This information is incorporated by reference into this Annual Report on Form 10-K.

Item 11. Executive Compensation.

Information required by this Item 11 is included under the headings *Governance—Committees of the Board*, *Director Compensation*, and *Executive Compensation—Compensation Discussion and Analysis*, *Executive Compensation—Executive Compensation Tables*, and *Executive Compensation—Pay Ratio Disclosure* in our 2026 Proxy Statement. This information is incorporated by reference into this Annual Report on Form 10-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The number of shares to be issued upon exercise or vesting of awards issued under, and the number of shares remaining available for future issuance under our equity compensation plans at December 27, 2025 were:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights[1]	Weighted average exercise price per share of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	17,592,364	$ 42.37	9,884,656
Equity compensation plans not approved by security holders	—	—	—
Total	17,592,364		9,884,656

(1) Includes the vesting of RSUs and PSUs.

Information related to the security ownership of certain beneficial owners and management is included under the heading *Beneficial Ownership of Kraft Heinz Stock* in our 2026 Proxy Statement. This information is incorporated by reference into this Annual Report on Form 10-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information required by this Item 13 is included under the headings *Our Board* and *Governance—Other Governance Policies and Practices* in our 2026 Proxy Statement. This information is incorporated by reference into this Annual Report on Form 10-K.

Item 14. Principal Accountant Fees and Services.

Information required by this Item 14 is included under the headings *Audit Matters—Independent Auditors' Fees and Services* and *Audit Matters—Pre-Approval Policy* in our 2026 Proxy Statement. This information is incorporated by reference into this Annual Report on Form 10-K.

Item 15. Exhibits, Financial Statement Schedules.

(a) Index to Consolidated Financial Statements and Schedules

Schedules other than those listed above have been omitted either because such schedules are not required or are not applicable.

(b) The following exhibits are filed as part of, or incorporated by reference into, this Annual Report:

Exhibit No.	Descriptions
2.1	Separation and Distribution Agreement, dated September 27, 2012, between Kraft Foods Inc. and Kraft Foods Group, Inc. (incorporated by reference to Exhibit 2.1 of Amendment No. 1 to Kraft Foods Group, Inc.'s Registration Statement on Form S-4, filed on October 26, 2012).
2.2	Master Ownership and License Agreement Regarding Patents, Trade Secrets and Related Intellectual Property, effective October 1, 2012, between Kraft Foods Global Brands LLC, Kraft Foods Group Brands LLC, Kraft Foods UK Ltd., and Kraft Foods R&D Inc. (incorporated by reference to Exhibit 2.3 of Amendment No. 2 to Kraft Foods Group, Inc.'s Registration Statement on Form S-4, filed on December 4, 2012).
3.1	Second Amended and Restated Certificate of Incorporation of H.J. Heinz Holding Corporation (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K, filed on July 2, 2015).
3.2	Amended and Restated By-Laws of The Kraft Heinz Company, effective November 3, 2022 (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K, filed on November 7, 2022).
3.3	Certificate of Retirement of Series A Preferred Stock of The Kraft Heinz Company, dated June 7, 2016 (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K, filed on June 7, 2016).
4.1	Amended and Restated Registration Rights Agreement, dated July 2, 2015, among The Kraft Heinz Company, 3G Global Food Holdings LP, and Berkshire Hathaway Inc. (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed on July 2, 2015).
4.2	Indenture, dated July 1, 2015, among H. J. Heinz Company, as issuer, H.J. Heinz Holding Corporation, as guarantor, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed on July 6, 2015).
4.3	First Supplemental Indenture, dated July 1, 2015, relating to the 2.000% Senior Notes due 2023, among H. J. Heinz Company, as issuer, H.J. Heinz Holding Corporation, as guarantor, Wells Fargo Bank, National Association, as trustee, and Société Générale Bank & Trust, as paying agent, security registrar, and transfer agent (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K, filed on July 6, 2015).
4.4	Second Supplemental Indenture, dated July 1, 2015, relating to the 4.125% Senior Notes due 2027, among H. J. Heinz Company, as issuer, H.J. Heinz Holding Corporation, as guarantor, Wells Fargo Bank, National Association, as trustee, and Société Générale Bank & Trust, as paying agent, security registrar, and transfer agent (incorporated by reference to Exhibit 4.4 of the Company's Current Report on Form 8-K, filed on July 6, 2015).
4.5	Third Supplemental Indenture, dated July 2, 2015, relating to the 1.60% Senior Notes due 2017, 2.00% Senior Notes due 2018, 2.80% Senior Notes due 2020, 3.50% Senior Notes due 2022, 3.95% Senior Notes due 2025, 5.00% Senior Notes due 2035, and 5.20% Senior Notes due 2045, among H. J. Heinz Company, as issuer, H.J. Heinz Holding Corporation, as guarantor, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.6 of the Company's Current Report on Form 8-K, filed on July 6, 2015).

4.6	Indenture, dated June 4, 2012, between Kraft Foods Group, Inc. and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 10.4 of Amendment No. 3 to Kraft Foods Group, Inc.'s Registration Statement on Form 10, filed on June 21, 2012).
4.7	Supplemental Indenture No. 1, dated June 4, 2012, relating to the 1.625% Notes due 2015, 2.250% Notes due 2017, 3.500% Notes due 2022, and 5.000% Notes due 2042, among Kraft Foods Group, Inc., Kraft Foods Inc., as guarantor, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 10.5 of Amendment No. 3 to Kraft Foods Group, Inc.'s Registration Statement on Form 10, filed on June 21, 2012).
4.8	Supplemental Indenture No. 2, dated July 18, 2012, relating to the 6.125% Senior Notes due 2018, 5.375% Senior Notes due 2020, 6.875% Senior Notes due 2039, and 6.500% Senior Notes due 2040, among Kraft Foods Group, Inc., Kraft Foods Inc., as guarantor, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 10.27 of Amendment No. 5 to Kraft Foods Group, Inc.'s Registration Statement on Form 10, filed on August 6, 2012).
4.9	Supplemental Indenture No. 3, dated July 2, 2015, among Kraft Foods Group, Inc., as issuer, Kite Merger Sub LLC, H.J. Heinz Holding Corporation, as parent guarantor, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.17 of the Company's Current Report on Form 8-K, filed on July 6, 2015).
4.10	Third Supplemental Indenture, dated July 2, 2015, relating to the 6.75% Debentures due 2032 and 7.125% Debentures due 2039, among H.J. Heinz Holding Corporation, H. J. Heinz Company, and The Bank of New York Mellon, as successor trustee to Bank One, National Association (incorporated by reference to Exhibit 4.18 of the Company's Current Report on Form 8-K, filed on July 6, 2015).
4.11	Third Supplemental Indenture, dated July 2, 2015, relating to the 6.375% Debentures due 2028, among H.J. Heinz Holding Corporation, H. J. Heinz Company, and The Bank of New York Mellon, as successor trustee to Bank One, National Association (incorporated by reference to Exhibit 4.19 of the Company's Current Report on Form 8-K, filed on July 6, 2015).
4.12	Indenture, dated July 6, 2001, among H. J. Heinz Finance Company, as issuer, H.J. Heinz Company, as guarantor, and Bank One, National Association, as trustee (incorporated herein by reference to Exhibit 4(c) of H. J. Heinz Company's Annual Report on Form 10-K for the fiscal year ended May 1, 2002, filed on July 30, 2002).
4.13	Indenture, dated July 15, 2008, among H.J. Heinz Company and Union Bank of California, N.A., as trustee (incorporated herein by reference to Exhibit 4(d) of H. J. Heinz Company's Annual Report on Form 10-K for the fiscal year ended April 29, 2009, filed on June 17, 2009).
4.14	First Supplemental Indenture, dated July 2, 2015, relating to the 2.00% Notes due September 2016, 1.50% Notes due March 2017, 3.125% Notes due September 2021 and 2.85% Notes due March 2022, among H.J. Heinz Holding Corporation, H. J. Heinz Company, and MUFG Union Bank, N.A., as trustee (incorporated by reference to Exhibit 4.14 to the Company's Annual Report on Form 10-K for the fiscal year ended December 26, 2020, filed on February 17, 2021).
4.15	Supplemental Indenture No. 4, dated November 11, 2015, relating to the 2.250% Notes due 2017, 6.125% Notes due 2018, 5.375% Notes due 2020, 3.500% Notes due 2022, 6.875% Notes due 2039, 6.500% Notes due 2040, and 5.000% Notes due 2042, between Kraft Heinz Foods Company and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.21 of the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2016, filed on March 3, 2016).
4.16	Indenture, dated July 15, 1992, between H. J. Heinz Company and The First National Bank of Chicago, as trustee (incorporated by reference to Exhibit 4(a) of H. J. Heinz Company's Registration Statement on Form S-3, filed on March 16, 1998).
4.17	Fourth Supplemental Indenture, dated May 24, 2016, relating to the 3.000% Senior Notes due 2026 and 4.375% Senior Notes due 2046, among Kraft Heinz Foods Company, as issuer, The Kraft Heinz Company, as guarantor, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed on May 25, 2016).
4.18	Form of 3.000% Senior Notes due 2026 and 4.375% Senior Notes due 2046 (included in Exhibit 4.17).
4.19	Fifth Supplemental Indenture, dated May 25, 2016, relating to the 1.500% Senior Notes due 2024 and 2.250% Senior Notes due 2028, among Kraft Heinz Foods Company, as issuer, The Kraft Heinz Company, as guarantor, and Deutsche Bank Trust Company Americas, as trustee, paying agent, security registrar, and transfer agent (incorporated by reference to Exhibit 4.3 of the Company's Current Report on Form 8-K, filed on May 25, 2016).
4.20	Form of 1.500% Senior Notes due 2024 and 2.250% Senior Notes due 2028 (included in Exhibit 4.19).
4.21	Sixth Supplemental Indenture, dated August 10, 2017, relating to the Floating Rate Senior Notes due 2019, Floating Rate Senior Notes due 2021, and Floating Rate Senior Notes due 2022, among Kraft Heinz Foods Company, as issuer, The Kraft Heinz Company, as guarantor, and Deutsche Bank Trust Company Americas, as trustee, paying agent, security registrar, and calculation agent (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed on August 10, 2017).
4.22	Form of Floating Rate Senior Notes due 2019, Floating Rate Senior Notes due 2021, and Floating Rate Senior Notes due 2022 (included in Exhibit 4.21).

4.23	Seventh Supplemental Indenture, dated June 15, 2018, relating to the 3.375% Senior Notes due 2021, 4.000% Senior Notes due 2023, and 4.625% Senior Notes due 2029, among Kraft Heinz Foods Company, as issuer, The Kraft Heinz Company, as guarantor, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed on June 15, 2018).
4.24	Form of 3.375% Senior Notes due 2021, 4.000% Senior Notes due 2023, and 4.625% Senior Notes due 2029 (included in Exhibit 4.23).
4.25	Description of Kraft Heinz Securities registered under Section 12 of the Exchange Act.
4.26	Eighth Supplemental Indenture, dated September 25, 2019, relating to the 3.750% Senior Notes due 2030, 4.625% Senior Notes due 2039, and 4.875% Senior Notes due 2049, among Kraft Heinz Foods Company, as issuer, The Kraft Heinz Company, as guarantor, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed on September 25, 2019).
4.27	Form of 3.750% Senior Notes due 2030, 4.625% Senior Notes due 2039, and 4.875% Senior Notes due 2049 (included in Exhibit 4.26).
4.28	Registration Rights Agreement, dated September 25, 2019, among Kraft Heinz Foods Company, The Kraft Heinz Company, as guarantor, and BofA Securities, Inc., Citigroup Global Markets Inc., and Wells Fargo Securities, LLC, as representatives of the other initial purchasers (incorporated by reference to Exhibit 4.3 of the Company's Current Report on Form 8-K, filed on September 25, 2019).
4.29	Ninth Supplemental Indenture, dated May 18, 2020, relating to the 3.875% Senior Notes due 2027, 4.250% Senior Notes due 2031, and 5.500% Senior Notes due 2050, among Kraft Heinz Foods Company, as issuer, The Kraft Heinz Company, as guarantor, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed on May 18, 2020).
4.30	Form of 3.875% Senior Notes due 2027, 4.250% Senior Notes due 2031, and 5.500% Senior Notes due 2050 (included in Exhibit 4.29).
4.31	Registration Rights Agreement, dated May 18, 2020, among Kraft Heinz Foods Company, The Kraft Heinz Company, as guarantor, and J.P. Morgan Securities LLC, as representative of the other initial purchasers (incorporated by reference to Exhibit 4.3 of the Company's Current Report on Form 8-K, filed on May 18, 2020).
4.32	Tenth Supplemental Indenture, dated May 10, 2023, relating to the €600,000,000 Floating Rate Senior Notes due 2025, among Kraft Heinz Foods Company, as issuer, The Kraft Heinz Company, as guarantor, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed on May 10, 2023).
4.33	Form of €600,000,000 Floating Rate Senior Notes due 2025 (included in Exhibit 4.32).
4.34	Eleventh Supplemental Indenture, dated as of March 1, 2024, relating to the €550,000,000 Senior Notes due 2029, among Kraft Heinz Foods Company, as issuer, The Kraft Heinz Company, as guarantor, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed on March 1, 2024).
4.35	Form of €550,000,000 Senior Notes due 2029 (included as Exhibit A to Exhibit 4.34).
4.36	Twelfth Supplemental Indenture, dated as of February 25, 2025, relating to the $500,000,000 Senior Notes due 2032 and the $500,000,000 Senior Notes due 2035, among Kraft Heinz Foods Company, as issuer, The Kraft Heinz Company, as guarantor, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed on February 25, 2025).
4.37	Form of $500,000,000 Senior Notes due 2032 (included as Exhibit A-1 to Exhibit 4.36).
4.38	Form of $500,000,000 Senior Notes due 2035 (included as Exhibit A-2 to Exhibit 4.36).
4.39	Thirteenth Supplemental Indenture, dated as of February 25, 2025, relating to the €600,000,000 Senior Notes due 2033, among Kraft Heinz Foods Company, as issuer, The Kraft Heinz Company, as guarantor, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.4 of the Company's Current Report on Form 8-K, filed on February 25, 2025).
4.40	Form of €600,000,000 Senior Notes due 2033 (included as Exhibit A to Exhibit 4.39).
10.1	Tax Sharing and Indemnity Agreement, dated September 27, 2012, between Kraft Foods Inc. and Kraft Foods Group, Inc. (incorporated by reference to Exhibit 10.3 of Amendment No. 1 to Kraft Foods Group, Inc.'s Registration Statement on Form S-4, filed on October 26, 2012).
10.2	Kraft Foods Group, Inc. 2012 Performance Incentive Plan (incorporated by reference to Exhibit 4.3 of Kraft Foods Group, Inc.'s Registration Statement on Form S-8, filed on September 12, 2012). +
10.3	Form of Kraft Foods Group, Inc. 2012 Performance Incentive Plan Global Stock Option Award Agreement (incorporated by reference to Exhibit 10.1 of Kraft Foods Group, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended March 29, 2014, filed on May 2, 2014).+
10.4	H.J. Heinz Holding Corporation 2013 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 of Amendment No. 4 to H.J. Heinz Holding Corporation's Registration Statement on Form S-4, filed on May 29, 2015).+

10.5	Amendments to the H. J. Heinz Holding Corporation 2013 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6 of the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2016, filed on March 3, 2016).+
10.6	Form of H.J. Heinz Holding Corporation 2013 Omnibus Incentive Plan Non-Qualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.2 of Amendment No. 4 to H.J. Heinz Holding Corporation's Registration Statement on Form S-4, filed on May 29, 2015).+
10.7	The Kraft Heinz Company Amended & Restated Deferred Compensation Plan for Non-Management Directors.*
10.8	Settlement Agreement, dated June 22, 2015, between Mondelez International Inc. and Kraft Foods Group, Inc. (incorporated by reference to Exhibit 10.1 of Kraft Foods Group, Inc.'s Current Report on Form 8-K, filed on June 24, 2015).
10.9	Credit Agreement, dated July 8, 2022, among The Kraft Heinz Company, Kraft Heinz Foods Company, the initial lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed on July 8, 2022).
10.10	The Kraft Heinz Company Amended & Restated Severance Pay Plan for Salaried Employees, effective January 1, 2026. +*
10.11	The Kraft Heinz Company Change in Control Severance Plan, effective January 1, 2023 (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, filed on December 9, 2022).+
10.12	The Kraft Heinz Company 2016 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 3, 2016, filed on May 5, 2016).+
10.13	Amendment to the Company's 2016 Omnibus Incentive Plan, effective January 1, 2023 (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K, filed on December 9, 2022).+
10.14	2018 Form of The Kraft Heinz Company 2016 Omnibus Incentive Plan Non-Qualified Stock Option Award Agreement, as amended and restated (incorporated by reference to Exhibit 10.15 of the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2018, filed on June 7, 2019).+
10.15	2018 Form of The Kraft Heinz Company 2016 Omnibus Incentive Plan Matching Restricted Stock Unit Award Agreement, as amended and restated (incorporated by reference to Exhibit 10.16 of the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2018, filed on June 7, 2019).+
10.16	2018 Form of The Kraft Heinz Company 2016 Omnibus Incentive Plan Restricted Stock Unit Award Agreement, as amended and restated (incorporated by reference to Exhibit 10.17 of the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2018, filed on June 7, 2019).+
10.17	2019 Form of The Kraft Heinz Company 2016 Omnibus Incentive Plan Non-Qualified Stock Option Agreement, as amended and restated (incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 28, 2019, filed on October 31, 2019).+
10.18	2019 Form of The Kraft Heinz Company 2016 Omnibus Incentive Plan Restricted Stock Unit Award Agreement, as amended and restated (incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 28, 2019, filed on October 31, 2019).+
10.19	2019 Form of The Kraft Heinz Company 2016 Omnibus Incentive Plan Performance Share Award Notice, as amended and restated (incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 28, 2019, filed on October 31, 2019).+
10.20	The Kraft Heinz Company 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 99.1 of the Company's Registration Statement on Form S-8 (File No. 333-238073), filed on May 7, 2020).+
10.21	Amendment to the Company's 2020 Omnibus Incentive Plan, effective January 1, 2023 (incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K, filed on December 9, 2022).+
10.22	2020 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Non-Qualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2020, filed on July 31, 2020).+
10.23	2020 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Performance Share Award Notice (incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2020, filed on July 31, 2020).+
10.24	2020 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2020, filed on July 31, 2020).+
10.25	2020 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Restricted Stock Unit Award Agreement for Bands B02-B09 (incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2020, filed on July 31, 2020).+
10.26	2020 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Matching Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.6 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2020, filed on July 31, 2020).+
10.27	2021/2022 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Non-Qualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 26, 2021, filed on August 4, 2021).+

10.28	2021/2022 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Performance Share Award Notice (incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 26, 2021, filed on August 4, 2021).+
10.29	2021/2022 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Performance Share Award Notice (Bands) (incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 26, 2021, filed on August 4, 2021).+
10.30	2021/2022 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 26, 2021, filed on August 4, 2021).+
10.31	2021/2022 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Restricted Stock Unit Award Agreement for Bands B02-B09 (incorporated by reference to Exhibit 10.6 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 26, 2021, filed on August 4, 2021).+
10.32	2021/2022 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Matching Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.7 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 26, 2021, filed on August 4, 2021).+
10.33	2021 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Deferred Stock Award Agreement (incorporated by reference to Exhibit 10.8 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 26, 2021, filed on August 4, 2021).+
10.34	2022 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Deferred Stock Award Agreement (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 26, 2022, filed on April 28, 2022).+
10.35	2023 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Non-Qualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.35 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed on February 16, 2023).+
10.36	2023 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Performance Share Award Notice (incorporated by reference to Exhibit 10.36 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed on February 16, 2023).+
10.37	2023 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.37 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed on February 16, 2023).+
10.38	2023 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Matching Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.38 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed on February 16, 2023).+
10.39	2023 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Deferred Stock Award Agreement (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2023, filed on May 3, 2023).+
10.40	First Amendment, dated as of July 21, 2023, to the Credit Agreement dated as of July 8, 2022, among The Kraft Heinz Company, Kraft Heinz Foods Company, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed on July 21, 2023).
10.41	2024/2025 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Non-Qualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.41 of the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2023, filed on February 15, 2024).+
10.42	2024/2025 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Performance Share Award Notice (incorporated by reference to Exhibit 10.42 of the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2023, filed on February 15, 2024).+
10.43	2024/2025 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.43 of the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2023, filed on February 15, 2024).+
10.44	2024 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Matching Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.44 of the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2023, filed on February 15, 2024).+
10.45	2024/2025 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Deferred Stock Award Agreement (incorporated by reference to Exhibit 10.45 of the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2023, filed on February 15, 2024).+
10.46	Separation Agreement and General Release, dated August 5, 2024, between The Kraft Heinz Company and Rashida La Lande (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 28, 2024, filed on October 30, 2024).+
10.47	Second Amendment, dated June 21, 2024, to the Credit Agreement dated July 8, 2022, among The Kraft Heinz Company, Kraft Heinz Foods Company, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 28, 2024, filed on October 30, 2024).

10.48	Third Amendment, dated September 27, 2024, to the Credit Agreement dated July 8, 2022, among The Kraft Heinz Company, Kraft Heinz Foods Company, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed on September 27, 2024).
10.49	2025 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Matching Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 29, 2025, filed on April 29, 2025).+
10.50	Fourth Amendment, dated July 8, 2025, to the Credit Agreement dated July 8, 2022, among The Kraft Heinz Company, Kraft Heinz Foods Company, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed on July 8, 2025).
10.51	Severance Separation Agreement and General Release, by and between the Company and Carlos Abrams-Rivera, dated December 16, 2025 (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed on December 16, 2025).+
10.52	Offer Letter of Employment, by and between the Company and Steve Cahillane, dated December 15, 2025 (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, filed on December 16, 2025).+
19.1	The Kraft Heinz Insider Trading Policy (incorporated by reference to Exhibit 19.1 of the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 2024, filed on February 13, 2025).
21.1	List of subsidiaries of The Kraft Heinz Company.*
22.1	List of Guarantor Subsidiaries.*
23.1	Consent of PricewaterhouseCoopers LLP.*
24.1	Power of Attorney.*
31.1	Certification of Chief Executive Officer pursuant to Rule 13a 14(a)/15d 14(a) of the Securities Exchange Act of 1934.*
31.2	Certification of Chief Financial Officer pursuant to Rule 13a 14(a)/15d 14(a) of the Securities Exchange Act of 1934.*
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
97.1	The Kraft Heinz Clawback Policy (incorporated by reference to Exhibit 97.1 of the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2023, filed on February 15, 2024).
101.1	The following materials from The Kraft Heinz Company's Annual Report on Form 10-K for the period ended December 27, 2025 formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) the Consolidated Statements of Income, (ii) the Consolidated Statements of Comprehensive Income, (iii) the Consolidated Balance Sheets, (iv) the Consolidated Statements of Equity, (v) the Consolidated Statements of Cash Flows, (vi) Notes to Consolidated Financial Statements, and (vii) document and entity information.*
104.1	The cover page from The Kraft Heinz Company's Annual Report on Form 10-K for the period ended December 27, 2025, formatted in inline XBRL.*

+	Indicates a management contract or compensatory plan or arrangement.
*	Filed herewith.
**	Furnished herewith.

Item 16. Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Kraft Heinz Company

Date: February 12, 2026

By: /s/ Andre Maciel
_____
Andre Maciel
Executive Vice President and Global Chief Financial Officer
(Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated:

Signature	Title	Date
/s/ Steve Cahillane Steve Cahillane	Chief Executive Officer and Director (Principal Executive Officer)	February 12, 2026
/s/ Andre Maciel Andre Maciel	Executive Vice President and Global Chief Financial Officer (Principal Financial Officer)	February 12, 2026
/s/ Chris Asher Chris Asher	Vice President and Global Controller (Principal Accounting Officer)	February 12, 2026
* John T. Cahill	Chair of the Board	February 12, 2026
* Humberto P. Alfonso	Director	February 12, 2026
* L. Kevin Cox	Director	February 12, 2026
* Lori Dickerson Fouché	Director	February 12, 2026
* Diane Gherson	Director	February 12, 2026
* Mary Lou Kelley	Director	February 12, 2026
* Elio Leoni Sceti	Director	February 12, 2026
* Tony Palmer	Director	February 12, 2026
* James Park	Director	February 12, 2026
* Miguel Patricio	Director	February 12, 2026
* John C. Pope	Director	February 12, 2026
* Debby Soo	Director	February 12, 2026

*By: /s/ Andre Maciel

    Andre Maciel

    Attorney-In-Fact

    February 12, 2026


The Kraft Heinz Company

Valuation and Qualifying Accounts

For the Years Ended December 27, 2025, December 28, 2024, and December 30, 2023

(in millions)


Description	Balance at Beginning of Period	Additions		Deductions	Balance at End of Period
		Charged to Costs and Expenses	Charged to Other Accounts[a]	Write-offs and Reclassifications	
Year ended December 27, 2025					
Allowances related to trade accounts receivable	$ 26	$ 9	$ —	$ (1)	$ 34
Allowances related to deferred taxes	851	71	97	(87)	932
	$ 877	$ 80	$ 97	$ (88)	$ 966
Year ended December 28, 2024					
Allowances related to trade accounts receivable	$ 38	$ (10)	$ (1)	$ (1)	$ 26
Allowances related to deferred taxes	102	749	—	—	851
	$ 140	$ 739	$ (1)	$ (1)	$ 877
Year ended December 30, 2023					
Allowances related to trade accounts receivable	$ 46	$ (8)	$ —	$ —	$ 38
Allowances related to deferred taxes	96	5	—	1	102
	$ 142	$ (3)	$ —	$ 1	$ 140

(a) Primarily relates to currency translation.



2026

PROXY STATEMENT

AND NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Kraft*Heinz*



OUR

Purpose



LET'S MAKE LIFE
Delicious
Kraft*Heinz*

OUR

Dream

TO BE THE LEADER IN ELEVATING AND CREATING FOOD THAT MAKES YOU FEEL GOOD.

OUR

Values

| WE ARE CONSUMER OBSESSED. | WE DARE TO DO BETTER EVERYDAY. | WE CHAMPION GREAT PEOPLE. | WE DEMAND DIVERSITY. | WE DO THE RIGHT THING. | WE OWN IT. |

2025

AT A GLANCE

$24.9B
Net Sales

33.3%
Gross Profit Margin

($4.7B)
Operating Income

$4.7B
Adjusted Operating Income*

($4.93)
Diluted EPS

$2.60
Adjusted EPS*

$4.5B
Net Cash Provided by Operating Activities

$3.7B
Free Cash Flow*

* Non-GAAP financial measure. For more information, including reconciliations of our non-GAAP measures to the comparable GAAP measures, see Appendix A to this Proxy Statement.

" Since joining Kraft Heinz, I have seen that our opportunity is larger than expected – and I believe that many of our challenges are fixable and within our control. My No. 1 priority is returning the business to profitable growth, which will require that all resources in 2026 are relentlessly focused on the excellent execution of our operating plan. "



STEVE CAHILLANE,
CHIEF EXECUTIVE OFFICER AND MEMBER OF THE BOARD OF DIRECTORS



Table of CONTENTS

Websites

Links to websites included in this Proxy Statement are provided solely for convenience. Information contained on websites, including on our website, is not, and will not be deemed to be, a part of this Proxy Statement or incorporated by reference into any of our other filings with the Securities and Exchange Commission (the "SEC").

Forward-Looking Statements

This Proxy Statement contains information that may constitute forward-looking statements, as defined under U.S. federal securities laws. Words such as "aim," "anticipate," "aspire," "believe," "could," "estimate," "expect," "intend," "may," "might," "plan," "seek," "will," "would," and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking. All statements regarding performance, events, developments, or achievements that we expect or anticipate will occur in the future, including statements expressing general views about future operating results or our targeted achievement of sustainability and other goals, are forward-looking statements. Management believes that these forward-looking statements are reasonable as and when made. However, caution should be taken not to place undue reliance on any such forward-looking statements as such statements speak only as of the date made. In addition, forward-looking statements are subject to certain risks and uncertainties that could cause our actual results to differ materially from historical experience and our present expectations or projections. These risks and uncertainties include, but are not limited to, those described in Item 1A, Risk Factors, in our Annual Report on Form 10-K for the year ended December 27, 2025 and those set forth in our future filings with the SEC. We disclaim and do not undertake any obligation to update, revise, or withdraw any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law or regulation.

Forward-looking and other statements in this document may also address our sustainability progress, plans, and goals. The inclusion of such statements is not an indication that these are material to the Company, investors, or other stakeholders or required to be disclosed in the Company's filings under the U.S. securities laws or any other laws or requirements applicable to the Company. In addition, historical, current, and forward-looking environmental and social-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future.

Notice of 2026 Annual
MEETING OF STOCKHOLDERS

AGENDA AND RECOMMENDATIONS

1 To elect 10 director nominees named in this Proxy Statement to one-year terms expiring in 2027

✓ **FOR all nominees**
SEE PAGE 18

2 To approve, on an advisory basis, the Company's executive compensation

✓ **FOR**
SEE PAGE 47

3 To approve the Amended and Restated 2020 Omnibus Incentive Plan

✓ **FOR**
SEE PAGE 87

4 To ratify the selection of PricewaterhouseCoopers LLP as our independent auditors for 2026

✓ **FOR**
SEE PAGE 96

5 To transact any other business properly presented at the Annual Meeting

YOUR VOTE IS IMPORTANT. Make sure to have your Notice of Internet Availability of Proxy Materials ("Notice"), proxy card, or voting instruction form with control number available and follow the instructions. For additional information, see Question 4 on page 97.

By Order of the Board of Directors,



Heidi Miller

HEIDI MILLER
Corporate Secretary & Deputy General Counsel, Corporate Governance & Securities

Chicago, Illinois

April 3, 2026

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 14, 2026
The Kraft Heinz Company's Proxy Statement and Annual Report to Stockholders for the year ended December 27, 2025 are available at **ir.kraftheinzcompany.com/financials/annual-reports**

DETAILS

 **DATE**
Thursday, May 14, 2026

 **TIME**
11:00 a.m. Eastern Time

 **LOCATION — VIRTUAL MEETING**
Live via webcast at **www.virtualshareholdermeeting.com/KHC2026**
Access will open 15 minutes prior to start.

RECORD DATE

March 16, 2026
Only stockholders of record at the close of business on the Record Date are entitled to receive notice of, and to vote at, the Annual Meeting.

We mailed the Notice, our Proxy Statement, our Annual Report to Stockholders for the year ended December 27, 2025, and the proxy card on or about April 3, 2026.

HOW TO VOTE

 **BY PHONE**
Call the phone number listed on your proxy card, Notice, or voting instruction form

 **ONLINE**
Visit the website listed on your proxy card, Notice, or voting instruction form

 **BY MAIL**
Complete, sign, date, and return your proxy card in the envelope enclosed with the physical copy of your proxy materials

Letter from Our BOARD CHAIR



On behalf of the Board of Directors, I thank you for your continued commitment to Kraft Heinz. While our performance in 2025 was disappointing, both the Board and Executive Leadership Team enter 2026 with a renewed commitment and focus on returning Kraft Heinz to growth.

Some of our performance challenges last year stemmed from industry-wide headwinds that included inflation, tariffs, and shifting consumer priorities, but we realize that we also fell short in our execution – especially in U.S. Retail. We understand the importance of getting our largest market back on track.

There were also bright spots in 2025 – in particular, momentum in our Taste Elevation portfolio, our performance in Emerging Markets and in Canada and continued strong Free Cash Flow generation gives us the confidence in the long-term future of our business.

RESHAPING OUR BUSINESS FOR 2026 – AND FOR THE FUTURE

In December 2025, we announced the appointment of Steve Cahillane as our CEO. Steve has a strong and compelling track record of driving stockholder growth through an ideal combination of growth-oriented leadership, capital allocation discipline, and strategic dexterity – the perfect combination for Kraft Heinz.

In February 2026, the Board, with Steve's encouragement, decided to pause the previously announced separation, in favor of a $600 million investment in the business. Investments in marketing, sales capabilities, and product development will help us accelerate momentum in our Taste Elevation portfolio, drive recovery in our U.S. business and return Kraft Heinz to profitable growth.

In addition to Steve's transition as our CEO, a few members of our Board of Directors have decided not to stand for re-election. I want to thank directors James Park and Debby Soo for their commitment, service, and many contributions to our Board.

STRENGTHENED BOARD EXPERTISE

We welcomed three new board members in 2025: Kevin Cox, Mary Lou Kelley, and Tony Palmer. Individually and collectively, our new members strengthen our domain expertise in consumer packaged goods, retail and brand management, business turnaround and transformation, and global experience. You'll read more about their backgrounds in this Proxy Statement, but we are fortunate to have directors with this extensive knowledge to help create an exciting future for Kraft Heinz and our investors.

Finally, I am honored that the Board appointed me as its Independent Chair, effective January 1, 2026. The entire Board is immeasurably grateful to our retiring Executive Chair, Miguel Patricio, who has served Kraft Heinz and our stockholders in many ways – as CEO, as a director, and most recently, as our Executive Chair. Miguel's expertise in our business is rivaled only by his passion and commitment to our leaders and employees, and he will be missed.

I believe a new dawn is upon us at Kraft Heinz – and Steve and his leadership team, with the full support of our Board, is fully engaged in bringing this future into focus. As stockholders, your vote is extremely important, as is our ongoing engagement with you about our programs, practices, policies, and most of all – our performance.

The Board is deeply appreciative for the trust and confidence you place in Kraft Heinz, especially during this critical time of leadership change and marketplace investment.

> **I believe a new dawn is upon us at Kraft Heinz – and Steve and his leadership team, with the full support of our Board, is fully engaged in bringing this future into focus.**

Sincerely,



JOHN CAHILL
Board Chair

April 3, 2026



Company OVERVIEW

The Kraft Heinz Company ("Kraft Heinz," "we," "our," "us," or the "Company") is a global food company with a delicious heritage and a Dream: *To be the leader in elevating and creating food that makes you feel good.* This dream is our North Star pointing our way forward, even during times of challenge and transformation. With iconic and emerging food and beverage brands around the world, we strive to deliver the best taste, fun, and quality to every table we touch. Around the world, our people are connected by a spirit of ownership, agility, and endless curiosity. We also believe in being good humans who are working to improve our Company, communities, and planet. We're proud of where we've been — and even more thrilled about where we're headed — as we work to nourish the world and lead the future of food.

OUR BUSINESS

We are driving transformation at Kraft Heinz and consumers are the center of everything we do. We are committed to growing our iconic and emerging food and beverage brands on a global scale.

     

     

OUR PEOPLE

~35K	40	69
employees globally	countries in which we have employees	manufacturing and processing facilities operated globally

LEADERSHIP TRANSITIONS

On December 15, 2025, the Board of Directors (the "Board") appointed Steve Cahillane as CEO and as a member of the Board, effective January 1, 2026, following a robust succession planning process by the Board. Mr. Cahillane brings a wealth of industry experience to Kraft Heinz, having most recently served as Chairman, President, and CEO of Kellanova, previously Kellogg Company, until it was acquired by Mars, Incorporated in December 2025. Based on these unique qualifications and his proven track record for large-scale transformations within the industry, the Board believes Mr. Cahillane is uniquely positioned to lead the Company through this period of operational and portfolio transformation and is confident he will drive value for our stockholders and other stakeholders. Carlos Abrams-Rivera served as Chief Executive Officer ("CEO") and as a member of the Board until December 31, 2025 and as an advisor until March 6, 2026.

On February 18, 2026, Nicolas Amaya was appointed as Executive Vice President and President, North America, effective February 23, 2026. Mr. Amaya brings extensive global and North American experience across the consumer packaged goods industry, with a track record of driving profitable growth by strengthening brand portfolios and building strong relationships with key customers and partners. Most recently, he served in senior executive roles at Kellanova, where he played a key role in advancing the company's commercial strategy, operational performance, and organization transformation. Pedro Navio served as Executive Vice President and President, North America until February 22, 2026 and as an advisor until March 6, 2026.

2025 PERFORMANCE HIGHLIGHTS

2025 was a challenging year for the industry and for Kraft Heinz. We faced a number of headwinds, including inflation, tariffs, and shifting consumer priorities, and saw meaningful year-over-year decline in both top line and bottom line results. Organic Net Sales were pressured by market share losses, particularly in U.S. Retail. Operational efficiencies and limited pricing actions partially offset inflation and tariffs, resulting in a Gross Profit Margin decline. Despite these challenges, we exited 2025 with a strong balance sheet that preserves flexibility for capital allocation. For fiscal year 2025, we had the following results:

SALES	INCOME	CASH FLOW
NET SALES	**OPERATING INCOME**	**NET CASH PROVIDED BY OPERATING ACTIVITIES**
(3.5%)	**($4.7B)**	**$4.5B**
year-over-year decrease	▼ 377.4% year-over-year decrease	▲ 6.6% year-over-year increase
ORGANIC NET SALES*	**ADJUSTED OPERATING INCOME***	**FREE CASH FLOW***
(3.4%)	**$4.7B**	**$3.7B**
year-over-year decrease	▼ 11.5% year-over-year decrease	▲ 15.9% year-over-year increase

* Non-GAAP financial measure. For more information, including reconciliations of our non-GAAP measures to the comparable GAAP measures, see Appendix A to this Proxy Statement.

We manage our operating results through four operating segments. We have two reportable segments defined by geographic region: North America and International Developed Markets. Our remaining operating segments, consisting of West and East Emerging Markets and Asia Emerging Markets, are combined and disclosed as Emerging Markets. For fiscal year 2025, we had the following results:



Net Sales by Segment
(Millions)

$2,817 Emerging Markets
$3,539 International Developed Markets
$18,586 North America

Segment Adjusted Operating Income
(Millions)

$341 Emerging Markets
$543 International Developed Markets
$4,389 North America

OUR SUSTAINABILITY INITIATIVES

In support of our Dream, *To be the leader in elevating and creating food that makes you feel good*, and our Value, *We do the right thing*, we believe it's our responsibility to partner with our stakeholders to create a healthier world and more sustainable environment. The Kraft Heinz sustainability strategy is designed to prioritize the sustainability issues that matter most to the Company and stakeholders, focusing on areas where we believe we can have the greatest impact. We center our sustainability efforts around three pillars: People, Product, and Planet. Our sustainability initiatives are integrated into our long-term business strategy, whether we are sustainably sourcing tomatoes for our beloved Heinz Tomato Ketchup, supporting the communities where we live and work, improving product health and nutrition, or procuring electricity from renewable sources.



People

We believe that caring for people means supporting their well-being, livelihoods and growth – within our Company and across our broader value chain. With a global workforce of over 35,000 employees and countless value chain partners, many incredible people help bring our products to life each day. And we're committed to helping them prosper.



Product

We're proud to help feed the world. We believe good food should help people feel good. We take our role in helping consumers live more balanced and healthy lives seriously by providing options that fit their lifestyles.



Planet

We're a Company with a rich agricultural heritage that knows our products are only as good as the ingredients that go into them. Caring for the land is caring for our future. That's why we're working hand in hand with farmers to improve regenerative agricultural practices, investing in our plants to cut our carbon emissions and partnering across our value chain to improve packaging circularity.

We have established key sustainability governance aspirations to guide our efforts:

- **ACCOUNTABILITY.** We maintain sustainability oversight by the Board. Our Global Chief Procurement and Sustainability Officer, key leaders, and their respective team members lead and support our sustainability initiatives and have key performance metrics linked to our sustainability goals.

- **MARKET OUR PRODUCTS RESPONSIBLY.** We aim to market and advertise our products in a responsible and suitable manner to our audiences.

- **COMMUNICATE TRANSPARENTLY AND AUTHENTICALLY.** We publish annual sustainability reports, with reference to industry-best reporting frameworks. We also report climate, forests, and water information on an annual basis to CDP and engage with stakeholders on key sustainability matters.

- **PROMOTE BELONGING.** We are intentional about creating a culture where everyone can do their best work, own their career, and feel they belong.

- **PROMOTE WORKPLACE HEALTH AND SAFETY.** We aim to provide a healthy, safe, and secure workplace.

- **OPERATE ETHICALLY.** We strive to conduct business in an ethical manner and with integrity and transparency.

We aim to set ambitious environmental goals, source sustainably, improve the nutrition of our products we sell, and make impactful advancements in communities where we live and work — all with a commitment to transparency. In addition to our annual sustainability reports, we provide information on our sustainability strategy and progress and related policies and principles on our website at **www.kraftheinzcompany.com/sustainability**.



Voting ROADMAP

This is intended to provide an overview of voting matters and recommendations. It may not contain all information important to you. Please review this entire Proxy Statement and our 2025 Annual Report prior to voting.



ELECTION OF DIRECTORS

Elect the following 10 directors to hold office until the Company's 2027 Annual Meeting.

✅ **THE BOARD RECOMMENDS A VOTE FOR EACH OF THE DIRECTOR NOMINEES.**

» **MORE ON PAGE 14**

The Board believes that the nominees possess the appropriate mix of skills, qualifications, and expertise to effectively guide, oversee, and challenge management in the execution of our strategy.

DIRECTOR NOMINEES AT A GLANCE

John T. Cahill, Chair
Former Chief Executive Officer and Executive Chairman, Kraft Foods Group, Inc.
Age: 68
Director Since: 2015
Committees: ⭐🪓
Other Current Public Company Boards: 3
✅ Independent

Steve Cahillane
Chief Executive Officer, Kraft Heinz
Age: 60
Director Since: 2026
Committees: None
Other Current Public Company Boards: 1

Humberto P. Alfonso
Former Executive Vice President and Chief Financial Officer, Information Services Group, Inc.
Age: 68
Director Since: 2023
Committees: ⭐
Other Current Public Company Boards: 1
✅ Independent

L. Kevin Cox
President, LKC Advisory, LLC
Age: 62
Director Since: 2025
Committees: 🪓
Other Current Public Company Boards: None
✅ Independent

Lori Dickerson Fouché
Former Senior Executive Vice President and Chief Executive Officer, TIAA Financial Solutions, TIAA
Age: 56
Director Since: 2021
Committees: ⭐🪓
Other Current Public Company Boards: 2
✅ Independent

Diane Gherson
Former Senior Vice President and Chief Human Resources Officer, International Business Machines Corporation (IBM)
Age: 69
Director Since: 2022
Committees: 💲
Other Current Public Company Boards: None
✅ Independent

Mary Lou Kelley
Former President, E-Commerce, Best Buy Co., Inc.
Age: 65
Director Since: 2025
Committees: 🪓
Other Current Public Company Boards: 2
✅ Independent

Elio Leoni Sceti
Co-Founder, Chief Crafter, and Chairman, The Craftory
Age: 60
Director Since: 2020
Committees: 💲
Other Current Public Company Boards: None
✅ Independent

Tony Palmer
Operating Partner, One Rock Capital Partners LLC
Age: 66
Director Since: 2025
Committees: 💲
Other Current Public Company Boards: 1
✅ Independent

John C. Pope
Chairman and Chief Executive Officer, PFI Group LLC
Age: 76
Director Since: 2015
Committees: 🔵💲🪓
Other Current Public Company Boards: None
✅ Independent

9 of 10 DIRECTORS ARE INDEPENDENT

⭐ Audit Committee
💲 Compensation Committee
🪓 Governance Committee
⭕ Chair

PROPOSAL 2

ADVISORY VOTE TO APPROVE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

Approve, on an advisory (non-binding) basis, the compensation of our Named Executive Officers ("NEOs"), as described in the **Compensation Discussion and Analysis** and **Executive Compensation Tables** in this Proxy Statement.

 THE BOARD RECOMMENDS A VOTE **FOR** PROPOSAL 2.

» MORE ON PAGE 44

The cornerstone of our compensation program is our pay-for-performance philosophy that is designed to link a significant portion of each executive's, including our NEO's, compensation to their individual performance and Kraft Heinz's performance, including performance targets set in alignment with our strategic plan and market expectations. Our compensation elements are designed to work together to drive above median performance, continue to drive value creation, and align our employee's interests with those of our stockholders.

Performance-Driven to Align with Stockholder Interests	The Human Capital and Compensation Committee ("Compensation Committee") designs our compensation program to be aligned with our long-term growth strategy and stockholders' interests, with executive compensation significantly weighted to be at-risk and performance-driven. **CASH** — **Base salary** provides a stable source of income designed to be market competitive. **Performance Bonus Plan** motivates and rewards performance in line with our strategic plan. **EQUITY** — **Performance Share Units ("PSUs")** incentivize total shareholder return ("TSR") and reward achievement against long-term Company financial performance targets and long-term performance of our common stock. **Restricted Stock Units ("RSUs")** incentivize retention and ownership and reward achievement with long-term performance of our common stock.
Equity Mix Weighted to Performance Share Units	For 2025, our annual equity award mix includes 70% PSUs and 30% RSUs. Our 2025 PSUs feature a three-year performance period and are based 40% on three-year average annual Company TSR performance relative to the performance peer group, with TSR achievement capped at target in the event the Company has a negative TSR; 30% on three-year Organic Net Sales compound annual growth rate (CAGR); and 30% on three-year cumulative Free Cash Flow.
Ambitious Targets	We value meritocracy and our performance-based compensation opportunity is designed to be highly market competitive and includes individual and business targets designed to be ambitious but attainable.
Responsive to Stockholders	At our 2025 Annual Meeting, stockholders supported the compensation of our NEOs with approval by approximately 96% of the votes cast. Taking into consideration the strong support in 2025, the Compensation Committee has maintained the general design of our compensation program for 2026. The Compensation Committee is committed to continual review and refinement of our compensation program, taking into consideration stockholder feedback and the evolution of our business.
Peer Benchmarked	We use objective criteria to establish our peer company group and evaluate executive compensation versus our peer group median and in light of individual contribution and performance.



PROPOSAL 3

APPROVAL OF THE KRAFT HEINZ COMPANY AMENDED AND RESTATED 2020 OMNIBUS INCENTIVE PLAN

Approve The Kraft Heinz Company Amended and Restated 2020 Omnibus Incentive Plan, which was adopted by our Board on March 25, 2026.

 **THE BOARD RECOMMENDS A VOTE FOR PROPOSAL 3.**

» **MORE ON PAGE 84**

We are asking our stockholders to approve The Kraft Heinz Company Amended and Restated 2020 Omnibus Incentive Plan (the "2026 Plan"). The Board believes the 2026 Plan will continue to align the interests of employees with those of our stockholders.



PROPOSAL 4

RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

Ratify the selection of PricewaterhouseCoopers LLP ("PwC") as our independent auditors for the fiscal year ending on December 26, 2026.

 **THE BOARD RECOMMENDS A VOTE FOR PROPOSAL 4.**

» **MORE ON PAGE 94**

Taking into consideration the quality of services provided by PwC and the factors described in the Audit Matters section of this Proxy Statement, the Audit Committee and the Board have determined that the retention of PwC as our independent auditors continues to be in the best interests of the Company and our stockholders. The Audit Committee believes that PwC's tenure as the Company's auditor lends PwC valuable experience with the Company and knowledge of our business that are a benefit to the quality and effectiveness of PwC's audit. This experience enables PwC to develop and implement efficient and innovative audit processes with respect to Kraft Heinz, focus on the risks that are significant to the Company and its industry, and provide services for fees the Audit Committee considers competitive.

Stockholder ENGAGEMENT

We believe it is important to engage with investors to better understand their priorities. We have developed a robust year-round stockholder engagement program. Each year we engage with a significant and diverse group of stockholders on topics important to our stockholders as well as the Company. The stockholder engagement program also informs and improves our decision-making with respect to our strategies, programs, policies, and practices, and helps create long-term value for Kraft Heinz and our stockholders.

For 2025, following the September announcement to separate Kraft Heinz into two independent, publicly traded companies and the Board's decision to appoint Mr. Cahillane as Chief Executive Officer and a member of the Board effective January 1, 2026, we paused our fall stockholder outreach and plan to resume engagement after the filing of this Proxy Statement. At the same time, our Investor Relations team actively engaged with our investors throughout 2025, participating in seven investor conferences and non-deal roadshows while continuing regular outreach with stockholders and sell-side analysts. Our sustainability team also conducted approximately 15 sustainability stakeholder engagements.

YEAR-ROUND ENGAGEMENT

We meet with institutional stockholders throughout the year to share and respond to questions regarding our performance, significant corporate governance matters, executive compensation, sustainability efforts, and changes in our Board and Executive Leadership Team. Our comprehensive engagement efforts also include year-round outreach by: our Investor Relations team through investor conferences, non-deal roadshows, and regular meetings with stockholders and sell-side analysts; our Corporate Secretary and Compensation teams with proxy advisory firms; our Sustainability team with sustainability rating firms and stakeholders; and our Treasury team with rating agencies and firms. Generally, webcasts of management's presentations at industry or investor conferences are publicly accessible on our Investor Relations website at **ir.kraftheinzcompany.com/news-events/events.**



SPRING	SUMMER	FALL	WINTER
• We publish our proxy statement and our annual report • We hold engagement calls with our largest stockholders in advance of their votes at our Annual Meeting, with director participation at select meetings • We hold our Annual Meeting	• We assess how our stockholders voted on the proposals at our Annual Meeting • Our Board and Committees approve the self-evaluation process	• We hold engagement calls with our largest stockholders, with director participation at select meetings • Our Board and Committees conduct annual self-evaluations	• We assess outcomes from our fall stockholder engagement calls and governance best practices • We review policy updates by our stockholders and stakeholders • We update our annual governance framework and policies, taking into account our stockholder engagements and Board self-evaluations

Company Overview | Voting Roadmap | **Stockholder Engagement** | Our Board | Governance | Director Compensation | Beneficial Ownership | Executive Compensation | Audit Matters | Other Information | Appendix A Non-GAAP | Appendix B A&R Plan

Throughout 2025, we actively engaged with current and prospective stockholders at investor conferences and Kraft Heinz events, including:



FEBRUARY
- Fourth Quarter 2024 and Full Year Earnings
- Consumer Analyst Group of New York (CAGNY) Conference

MARCH
- Bank of America Consumer and Retail Conference

MAY
- First Quarter 2025 Earnings
- Barclays Chicago Food Field Trip

JUNE
- Deutsche Bank Annual dbAccess Global Consumer Conference

JULY
- Second Quarter 2025 Earnings

AUGUST
- Mizuho Non-Deal Roadshow

SEPTEMBER
- Barclays Global Consumer Staples Conference

OCTOBER
- Third Quarter 2025 Earnings

DECEMBER
- J.P. Morgan Chicago Food Field Trip

INFORMED GOVERNANCE PRACTICES

We regularly share stockholder feedback with management, the Board, and Committees of the Board. In addition, the Nominating and Corporate Governance Committee ("Governance Committee") considers corporate governance trends and best practices, as well as our peer and other large company practices, including with respect to our stockholder engagement program and annual meetings, and reviews the voting results of our annual meetings. The Compensation Committee considers compensation trends and best practices, as well as our peer and other large company practices and reviews the say-on-pay voting results of annual meetings.

MEANINGFUL, RESPONSIVE ACTION

Informed by our ongoing engagement with the corporate governance, investment stewardship, and portfolio management teams of our stockholders and other stakeholders throughout the year, we have made a number of enhancements and refinements to our corporate governance, compensation, and sustainability programs and practices. Key actions in recent years include:

CORPORATE GOVERNANCE

- Elected an independent Chair of the Board.
- Continued focus from the Board on refreshment, with a balance of tenures and strong independent representation.
- Enhanced disclosure regarding the skills of members of the Board, including more detailed disclosure of how the Board defines such skills.

COMPENSATION

- Increased the percentage of PSUs in our annual equity award mix, lengthened vesting periods for PSUs and RSUs, added Company-specific metrics to PSUs, and aligned CEO compensation structure to that of our other NEOs.

SUSTAINABILITY

- Began providing a user-friendly appendix in our annual ESG Reports that shows annual achievement across various metrics and tracks to Global Reporting Initiative (GRI) Sustainability Standard and aligned to the general principles of the Sustainability Accounting Standards Board (SASB) for food and beverage companies, as well as the recommendations of the Task Force on Climate-related Financial Disclosure (TCFD).

- Announced goal to achieve net zero GHG emissions across our operational footprint (Scope 1 and Scope 2) and entire global supply chain (Scope 3) by 2050.

 



Our
BOARD

PROPOSAL 1

ELECTION OF DIRECTORS

Elect the following 10 directors to hold office until the Company's 2027 Annual Meeting.

✅ **THE BOARD RECOMMENDS A VOTE FOR EACH OF THE DIRECTOR NOMINEES NAMED FOR ELECTION IN THIS PROXY STATEMENT.**

At the recommendation of the Governance Committee, the Board has nominated the 10 directors named in this Proxy Statement for election at the Annual Meeting. If elected, the directors will serve for a one-year term expiring at the 2027 Annual Meeting of Stockholders and until their successors have been duly elected and qualified or until their earlier death, resignation, disqualification, or removal. James Park, Miguel Patricio, and Debby Soo are not standing for re-election at the Annual Meeting.

The Board believes the director nominees are highly qualified and collectively have the appropriate mix of attributes, perspectives, experience, and expertise to provide strong leadership, counsel, and oversight to the Company and management to advance our long-term strategy and deliver value to stockholders. Each nominee has consented to being named as a nominee and has accepted the nomination and agreed to serve as a director if elected. All of the director nominees are current directors. Six of the directors were elected by stockholders at our 2025 Annual Meeting. The Board appointed Mr. Cox, Ms. Kelley, and Mr. Palmer, effective October 22, 2025, and Mr. Cahillane, effective January 1, 2026, in connection with his selection by the Board to succeed Mr. Abrams-Rivera as the Company's CEO, as previously disclosed.

The Board believes that each nominee will be able and willing to serve if elected. However, if any nominee becomes unable or unwilling to serve between the date of this Proxy Statement and the Annual Meeting, the Board may designate a new nominee, and the persons named as proxy holders may vote for the substitute nominee. Alternatively, the Board may reduce the size of the Board.

OUR 2026 DIRECTOR NOMINEES

The nominees represent diverse backgrounds, experiences, and skills, coupled with strong independence, judgment, and integrity, and embody the qualifications relevant to Kraft Heinz's global operations and long-term strategic vision. Among the nominees, three identify as women, seven identify as men, two identify as People of Color, and eight identify as White.

DIRECTOR NOMINEE QUALIFICATIONS

DIRECTOR NOMINEE QUALIFICATION HIGHLIGHTS



90%
Independent



TENURE

20% 10+ years
70% 0-4 years
10% 5-9 years

Average
3.93
Years



AGE

10% 70s
10% 50s
80% 60s

Average
65
Years



ENGAGEMENT

98%
Average Attendance of Directors at Board and Committee Meetings in 2025

DIRECTOR NOMINEE SKILLS AND EXPERTISE

The following highlights the key skills and expertise that, together with other factors, led the Governance Committee and the Board to recommend the director nominees for election. The matrix is intended to depict notable areas of experience and expertise for each director nominee. The lack of a mark does not mean that the nominee does not possess that qualification or skill.

	Cahill	Cahillane	Alfonso	Cox	Fouché	Gherson	Kelley	Leoni Sceti	Palmer	Pope
CPG OR RELATED INDUSTRY Experience in the consumer packaged goods or similar consumer-focused industry provides important insight into trends and best practices in manufacturing, marketing, and selling food and beverage products.	✓	✓	✓	✓			✓	✓	✓	✓
BRAND BUILDING Experience in strategic portfolio management and brand strategy, marketing, and sales supports our ambitious innovation strategy in identifying new product areas, platforms, and technologies.		✓			✓		✓	✓	✓	
STRATEGIC TRANSACTIONS Experience in complex strategic acquisitions, divestitures, or other transactions provides perspective with respect to our transformation and long-term strategy.	✓	✓	✓	✓		✓		✓	✓	✓
FINANCIAL AND ACCOUNTING Experience in and an understanding of accounting and financial reporting processes, capital structure, and complex financial transactions is critical to oversight of our performance and compliance with our reporting obligations as a U.S. publicly traded company.	✓	✓	✓		✓			✓		✓
GLOBAL BUSINESS AND EMERGING MARKETS Experience in global business, markets, and supply chains or emerging markets, or familiarity with culture, trends, and issues outside of the United States supports our key strategic initiatives for growth as a global company.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
ENTERPRISE LEADERSHIP Experience in oversight and operations as a chief executive officer, chief operating officer, or other senior-level officer, particularly in a public company or other complex global organization, provides a range of practical insights into the operation of large organizations like ours.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
HUMAN CAPITAL AND SUSTAINABILITY Experience in human capital management, environmental stewardship, sustainability, nutrition and wellness, and social responsibility strengthens the Board's oversight of long-term value creation through a responsible and sustainable business model.		✓		✓		✓		✓	✓	
DIGITAL AND TECHNOLOGY Experience in technological innovation, trends, and implementation, artificial intelligence, and oversight of cybersecurity risk provides insight to support our navigation of emerging technologies to reach modern consumers.						✓	✓		✓	
RISK MANAGEMENT Experience with oversight and management of various strategic, financial, operational, and commercial risks facing the Company enables robust oversight of our efforts to mitigate risk and promote compliance.	✓		✓		✓	✓				✓
REGULATORY AND PUBLIC POLICY Experience in a highly regulated industry or public policy in the United States or globally provides valuable insight as our business operates in a continuously evolving global regulatory landscape.				✓	✓					✓

DIRECTOR NOMINEE BIOGRAPHIES

The director nominee biographies that follow summarize the key experience and expertise the director nominees bring to the Board.



John T. Cahill

Independent Chair

Mr. Cahill brings to the Board extensive experience in the food and beverage industry, business finance and financial statements, global markets, and executive leadership of public companies.

Age: 68

Director Since: July 2015

Chair Since: January 2026

Committees: Audit, Governance

Other Current Public Company Boards:
- Colgate-Palmolive Company (since 2005)
- American Airlines Group (since 2013)
- Autodesk, Inc. (since December 2024)

Key Skills:
- CPG or Related Industry
- Strategic Transactions
- Financial and Accounting
- Global Business and Emerging Markets
- Enterprise Leadership
- Risk Management

CAREER HIGHLIGHTS

Kraft Heinz
- Vice Chair of the Board (2015 to January 2026)

Kraft Foods Group, Inc. ("Kraft"), one of our predecessor companies
- Chief Executive Officer (2014 to 2015)
- Executive Chairman (2012 to 2014)

Mondelēz International, Inc. ("Mondelēz"), a food and beverage company and former parent of Kraft
- Executive Chairman Designate, North American Grocery (2012)

Ripplewood Holdings LLC, a private equity firm
- Industrial Partner (2008 to 2011)

PepsiCo, Inc., a global food and beverage company, and affiliates
- Various executive and senior financial positions (1989 to 2007)

OTHER BOARDS AND EXPERIENCES

Kraft Foods Group, Inc. (2012 to 2015)

Legg Mason, Inc., a financial services holding company (2010 to 2014)



Steve Cahillane

Kraft Heinz CEO

Mr. Cahillane brings to the Board deep consumer packaged goods and brand-building expertise, strong expertise in global markets, and invaluable insight from leading the successful separation of Kellogg Company into two independent, publicly traded consumer goods companies, WK Kellogg and Kellanova.

Age: 60

Director Since: January 2026

Committees: None

Other Current Public Company Boards:
- Colgate-Palmolive Company (since 2023)

Key Skills:
- CPG Related Industry
- Brand Building
- Strategic Transactions
- Financial and Accounting
- Global Business and Emerging Markets
- Enterprise Leadership
- Human Capital and Sustainability

CAREER HIGHLIGHTS

Kellanova, a global snacking, international cereal and noodles, and North American frozen foods company
- Chairman, President and Chief Executive Officer (October 2023 to December 2025)

Kellogg Company, a multinational food manufacturing company
- Chairman (March 2018 to October 2023) and Chief Executive Officer (October 2017 to October 2023)

Nature's Bounty Co., a global manufacturer, marketer and specialty retailer of health and wellness products
- President and Chief Executive Officer (2014 to 2017)

The Coca Cola Company, a global beverage company
- President, Coca Cola Americas (2013 to 2014)
- President and Chief Executive Officer, Coca-Cola Refreshments (2010 to 2012)
- President, Coca-Cola Enterprises, North America (2008 to 2010)
- President, Coca-Cola Enterprises, Europe (2007 to 2008)

Anheuser-Busch InBev SA/NV ("AB InBev"), a multinational drink and brewing holdings company
- A range of senior executive roles (1999 to 2007)

OTHER BOARDS AND EXPERIENCES

Kellanova (October 2023 to December 2025)

Kellogg Company (October 2017 to October 2023)



Humberto P. Alfonso

Independent

Mr. Alfonso brings to the Board deep financial management and public company accounting experience, as well as valuable experience in the CPG industry, public company leadership, strategy, and international experience.

Age: 68

Director Since: May 2023

Committees: Audit

Other Current Public Company Boards:
- Eastman Chemical Company (since 2011)

Key Skills:
- CPG Related Industry
- Strategic Transactions
- Financial and Accounting
- Global Business and Emerging Markets
- Enterprise Leadership
- Risk Management

CAREER HIGHLIGHTS

Information Services Group, Inc., a global technology research and advisory firm
- Executive Vice President and Chief Financial Officer (2021 to August 2023)

Yowie Group Ltd. ("Yowie Group"), a global brand licensing company specializing in children's consumer products
- Chief Executive Officer, Global (2016 to 2018)

The Hershey Company, a global confectionery and snack products company
- President, International (2013 to 2015)
- Executive Vice President and Chief Financial Officer (2007 to 2013)
- Vice President, Finance North America (2006 to 2007)

Cadbury Schweppes PLC, a multinational confectionery company
- Various senior and executive financial positions (2003 to 2006)

Pfizer, Inc., a global pharmaceutical company
- Vice President and Chief Financial Officer, Adams Brands (2000 to 2003)

Warner-Lambert Company, a pharmaceutical company (acquired by Pfizer, Inc. in 2000)
- Various financial positions (1983 to 2000)

OTHER BOARDS AND EXPERIENCES

Yowie Group (2017 to 2018)



L. Kevin Cox

Independent

Mr. Cox brings to the Board more than three decades of valuable human resources experience, leading large-scale, complex change at some of the world's largest corporations.

Age: 62

Director Since: October 2025

Committees: Governance (Chair)

Other Current Public Company Boards: None

Key Skills:
- CPG or Related Industry
- Strategic Transactions
- Global Business and Emerging Markets
- Enterprise Leadership
- Human Capital and Sustainability
- Regulatory and Public Policy

CAREER HIGHLIGHTS

LKC Advisory, LLC, a leadership advisory firm
- President (Since April 2024)

GE Aerospace, a global aerospace propulsion, services and systems company
- Chief Administrative Officer (June 2023 to April 2024)

General Electric Company, a multinational conglomerate
- Senior Vice President and Chief Human Resources Officer (February 2019 to April 2024)

American Express Company, a global premium payments and lifestyle brand
- Chief Human Resources Officer (2005 to January 2019)

The Pepsi Bottling Group, Inc., a bottler of Pepsi-Cola beverages
- Executive Vice President, Chief Human Resources Officer (2004 to 2005), responsibilities included strategy, business development, and technology
- Chief Human Resources Officer (1999 to 2004)

OTHER BOARDS AND EXPERIENCES

Corporate Executive Board (acquired by Gartner in 2017), a member-based advisory firm (2010 to 2017)

Kraft Foods Group, Inc. (2012 to 2015)

Chefs' Warehouse, Inc., a specialty food distributor (2011 to 2012)

Virgin Mobile USA, Inc. (acquired by Sprint Nextel Corporation in 2009), a provider of wireless communications services (2007 to 2009)



Lori Dickerson Fouché

Independent

Ms. Fouché brings to the Board seasoned financial expertise, deep experience in the financial services industry, and valuable leadership, operating, and marketing experience.

Age: 56

Director Since: May 2021

Committees: Audit, Governance

Other Current Public Company Boards:
- Hippo Holdings Inc. (since May 2021)
- Aegon Ltd. (since June 2025)

Key Skills:
- Brand Building
- Financial and Accounting
- Enterprise Leadership
- Risk Management
- Regulatory and Public Policy

CAREER HIGHLIGHTS

TIAA, a financial services firm
- Senior Executive Vice President and Advisor to the Chief Executive Officer (June to December 2020)
- Senior Executive Vice President and Chief Executive Officer, TIAA Financial Solutions (2018 to June 2020)

Prudential Financial, Inc., a financial services firm
- Group Head of Individual Solutions (2017 to 2018)
- President of Prudential Annuities (2015 to 2017)
- Chief Executive Officer, Prudential Group Insurance (2014 to 2015)

OTHER BOARDS AND EXPERIENCES

Gusto Inc., a private payroll, benefits, and human resource management software provider (since October 2021)

Princeton University Board of Trustees (2015 to June 2019 and since September 2021)



Diane Gherson

Independent

Ms. Gherson brings to the Board extensive experience leading enterprise transformation and AI implementation at scale, with expertise in workforce culture transformation, as well as other human resources domains.

Age: 69

Director Since: November 2022

Committees: Compensation (Chair)

Other Current Public Company Boards: None

Key Skills:
- Strategic Transactions
- Global Business and Emerging Markets
- Enterprise Leadership
- Human Capital and Sustainability
- Digital and Technology
- Risk Management

CAREER HIGHLIGHTS

Boston Consulting Group, Inc., a management consulting firm
- Senior Advisor (since July 2023)

Harvard Business School
- Senior Lecturer (July 2021 to June 2023)

International Business Machines Corporation (IBM), a global technology company
- Senior Vice President and Special Advisor to the Chief Executive Officer (September to December 2020)
- Senior Vice President and Chief Human Resources Officer (2017 to August 2020)
- Senior Vice President, Human Resources (2013 to 2017)
- Various senior leadership positions in human resources, talent, and compensation and benefits (2002 to 2013)

Willis Towers Watson, a global professional services and human resources consulting company
- Principal and Global Compensation and Performance Practice Leader (1997 to 2002)
- Principal (1994 to 1997)

OTHER BOARDS AND EXPERIENCES

Centivo, a health care plan for employers (since January 2022)

TechWolf, an AI startup for enterprise workforce management (since November 2023)

National Academy of Human Resources (January 2019 to December 2025)

Ping Identity Holding Corp. (now private), a cybersecurity software company (February 2021 to October 2022)



Mary Lou Kelley

Independent

Ms. Kelley brings to the Board exceptional retail, e-commerce, and brand marketing leadership experience, having been a respected leader in retail, e-commerce, and technology for over 25 years.

Age: 65

Director Since: October 2025

Committees: Governance

Other Current Public Company Boards:
- YETI Holdings, Inc. (since February 2019)
- Finning International (since January 2018)

Key Skills:
- CPG Related Industry
- Brand Building
- Global Business and Emerging Markets
- Enterprise Leadership
- Digital and Technology

CAREER HIGHLIGHTS

Best Buy Co., Inc., a specialty consumer electronics retailer
- President, E-Commerce (2014 to 2017)

Chico's FAS, Inc., a women's clothing and accessories retailer
- Senior Vice President, E-Commerce (2010 to 2014)

L.L.Bean, Inc., a multichannel merchant of outdoor gear and apparel
- Vice President, Retail Real Estate and Marketing (2006 to 2009)

OTHER BOARDS AND EXPERIENCES

Vera Bradley, Inc., a luggage and handbag design company (2015 to February 2025)



Elio Leoni Sceti

Independent

Mr. Leoni Sceti brings to the Board deep experience in the consumer goods sector, operations, marketing, product development, and disruptive innovation.

Age: 60

Director Since: May 2020

Committees: Compensation

Other Current Public Company Boards: None

Key Skills:
- CPG or Related Industry
- Brand Building
- Strategic Transactions
- Financial and Accounting
- Global Business and Emerging Markets
- Enterprise Leadership
- Human Capital and Sustainability

CAREER HIGHLIGHTS

The Craftory, a global investment house for purpose-driven CPG challenger brands
- Co-Founder, Chief Crafter, and Chairman (since 2018)

Active investor in and advisor to early-stage tech companies (since 2010)

Iglo Group, a frozen food company whose brands include Birds Eye, Findus, and Iglo
- Chief Executive Officer (2013 to 2015)

EMI Group, a global music company
- Chief Executive Officer (2008 to 2010)

Reckitt Benckiser Group plc, a home, health, and personal care products company
- Various marketing and management positions (1992 to 2008)

Procter & Gamble Company, a CPG company
- Various marketing positions (1988 to 1992)

OTHER BOARDS AND EXPERIENCES

AB InBev (2014 to April 2023)

Barry Callebaut AG, a global chocolate and cocoa products manufacturer (2017 to December 2023)

LSG Holdings Limited, an investment management company (since 2011)

Various portfolio companies of The Craftory (since 2018)

Room to Read, UK Board, a charitable organization promoting literacy and gender equality (since April 2019)

One Young World, Board of Trustees, a global forum for young leaders from over 190 countries (since 2011)



Tony Palmer

Independent

Mr. Palmer brings to the Board broad-based consumer packaged goods experience and a record of accelerating growth and profitability at leading consumer brands. He also brings expertise in product innovation and marketing, and international operations.

Age: 66

Director Since: October 2025

Committees: Compensation

Other Current Public Company Boards:
- Brambles Limited (since November 2024)

Key Skills:
- CPG Related Industry
- Brand Building
- Strategic Transactions
- Global Business and Emerging Markets
- Enterprise Leadership
- Human Capital and Sustainability
- Digital and Technology

CAREER HIGHLIGHTS

One Rock Capital Partners LLC, a private equity firm
- Operating Partner (March 2022 to present)

TropicSport LLC, a private company that produces a mineral based eco-friendly sunscreen and skin care line
- Founder and Chief Executive Officer (2019 to 2022)

Kimberly-Clark Corporation, a multinational personal care company
- President, Global Brands and Innovation (2012 to 2019)
- Chief Marketing Officer (2006 to 2012)

Kellogg Company, a multinational food manufacturing company

- Managing Director, Kellogg UK and Ireland (2005 to 2006)
- President, Natural and Frozen Foods/Warehouse Club (2003 to 2004)
- Vice President, Innovation (2003)

The Coca-Cola Company, a global beverage company
- Regional Director, Australasia (1999 to 2000)
- Vice President and Managing Director, Kids Beverages, Minute Maid (1996 to 1999)

OTHER BOARDS AND EXPERIENCES
The Hershey Company (2011 to May 2025)



John C. Pope

Independent

Mr. Pope brings to the Board extensive accounting and financial expertise, as well as valuable leadership, operating, marketing, and international experience.

Age: 76

Director Since: July 2015

Committees: Audit, Compensation, Governance

Other Current Public Company Boards: None

Key Skills:
- CPG or Related Industry
- Strategic Transactions
- Financial and Accounting
- Global Business and Emerging Markets
- Enterprise Leadership
- Risk Management
- Regulatory and Public Policy

CAREER HIGHLIGHTS

Kraft Heinz
- Lead Director (January 2021 to January 2026)

PFI Group LLC, a financial management firm
- Chairman and Chief Executive Officer (since 1994)

United Airlines, a U.S.-based airline, and its parent, **UAL Corporation**
- Various executive positions in operations, finance, and marketing (1988 to 1994)

OTHER BOARDS AND EXPERIENCES

Talgo S.A., a railcar manufacturer (2015 to April 2025)

Waste Management, Inc., a provider of waste management services (1997 to May 2024)

R. R. Donnelley & Sons Company, a marketing and business communication company (1996 to February 2022)

Kraft Foods Group, Inc. (2012 to 2015)

Kraft Foods Inc. (now Mondelēz) (2001 to 2012)

Con-way, Inc., a multinational freight transportation and logistics company (2003 to 2015)

Dollar Thrifty Automotive Group, Inc., a car rental company (1997 to 2012)

BOARD QUALIFICATIONS AND REFRESHMENT

BOARD MEMBERSHIP CRITERIA

The selection of qualified directors is key to ensuring that the Board provides robust and effective oversight of the Company in the execution of our long-term strategy. The Governance Committee strives to maintain an independent Board with broad and diverse experience and judgment to represent the interests of our stockholders. The Governance Committee and Board consider a range of factors they view as essential for Board excellence and effectiveness when recruiting and recommending directors for election.

SKILLS, EXPERTISE, AND EXPERIENCE	The Governance Committee seeks director nominees with integrity, sound judgment, and the mix of professional expertise and educational backgrounds to establish and maintain a Board strong in its collective knowledge. As part of this, the Governance Committee seeks to identify individuals whose particular backgrounds, skills, and expertise, when taken together, provide the Board with the key qualifications and skills that can best perpetuate Kraft Heinz's success.
RANGE OF VIEWS AND EXPERTISE	The Board and Governance Committee believe that a range of views and expertise offers a significant benefit to the Board and Kraft Heinz, as varying viewpoints contribute to a more informed and effective decision-making process. Additionally, the Board and Governance Committee seek out candidates reflective of the communities in which the Company operates. The Governance Committee reviews its effectiveness in balancing these considerations when assessing the composition of the Board.
COMMITMENT	The Governance Committee considers a director nominee's ability to devote sufficient time and effort to fulfill their Kraft Heinz responsibilities, taking into account the individual's other commitments. In addition, in determining whether to recommend a director for re-election, the Governance Committee considers the director's attendance at Board and Committee meetings and participation in, and contributions to, Board and Committee activities.
INDEPENDENCE	The Board considers whether a nominee meets various independence requirements, including whether a nominee's service on boards and committees of other organizations is consistent with our conflicts of interest policy.
TENURE AND REFRESHMENT	The Board considers the mix of experience on the Board to balance leadership continuity and a sound understanding of our business and strategy with new perspectives that challenge us and push our continual growth. Over the past five years, the Board's strong commitment to succession and refreshment has been demonstrated by the addition of 12 new directors to the Board:

2021 → **2022** → **2023** → **2024** → **2025** → **2026**

 **Independent**

DIRECTOR INDEPENDENCE

Our Corporate Governance Guidelines require that a majority of our directors meet the independence requirements of Nasdaq. For a director to be considered independent, the Board must affirmatively determine, after reviewing all relevant information, that a director has no direct or indirect material relationship with Kraft Heinz that would interfere with their exercise of independent judgment in carrying out their responsibilities as a director. The Board determined that, under Nasdaq rules, the following director nominees are independent:

- Mr. Alfonso
- Mr. Cahill
- Mr. Cox
- Ms. Fouché
- Ms. Gherson
- Ms. Kelley
- Mr. Leoni Sceti
- Mr. Palmer
- Mr. Pope



James Park and Debby Soo, who decided not to stand for re-election at our 2026 Annual Meeting of Stockholders, were also determined to be independent. Additionally, Timothy Kenesey and Alicia Knapp, who stepped down from the Board in May 2025, were also determined to be independent during the periods in which they served. In conducting its evaluations of Mr. Kenesey and Ms. Knapp, the Board considered each individual's affiliation with Berkshire Hathaway Inc. (together with its affiliates, "Berkshire Hathaway"), which held approximately 27.45% of our outstanding common stock as of March 16, 2026, and its subsidiaries. The Board found that such affiliations and directorships were in compliance with our conflict of interest policies.

DIRECTOR SELECTION PROCESS

Our Governance Committee, with the full Board, is responsible for establishing Board membership criteria and evaluating the qualifications of Board nominees.

▼ **SUCCESSION PLANNING**

The Governance Committee analyzes Board composition and structure on an ongoing basis to support our long-term strategy, taking into consideration skills and experiences, past contributions by current directors, and the results of stockholder votes.

▼ **IDENTIFICATION OF CANDIDATES**

The Governance Committee identifies qualified candidates and accepts nominee suggestions from directors, stockholders, management, and others, and may retain third-party search firms to assist in identifying, evaluating, and conducting due diligence on potential director candidates. Mr. Cox was introduced to the Governance Committee by our Board Chair. Ms. Kelley and Mr. Palmer were identified and presented to the Governance Committee for consideration by an independent third-party search firm retained by the Governance Committee.

▼ **EVALUATION OF CANDIDATES**

The Governance Committee evaluates potential candidates on the criteria described above and set forth in our Corporate Governance Guidelines. Qualified candidates are generally interviewed by the Governance Committee Chair, Board Chair, and other members of the Governance Committee, the Board, and management, as appropriate.

▼ **DECISION AND NOMINATION**

Upon recommendation by the Governance Committee that a director nominee will serve in the best interests of Kraft Heinz and our stockholders, the full Board evaluates and approves director candidates for appointment and election.

▼ **ELECTION BY STOCKHOLDERS**

Our stockholders consider and annually elect by majority vote all director nominees to serve one-year terms.

The Governance Committee will consider any candidate a stockholder properly presents for election to the Board in accordance with the procedures set forth in our By-Laws. The Governance Committee uses the same criteria to evaluate a candidate suggested by a stockholder as it uses to evaluate a candidate that the Governance Committee identifies. After the Board's consideration, our Corporate Secretary will notify that stockholder whether or not the Board decided to appoint or nominate the candidate. For a description of how stockholders may nominate a candidate for the Governance Committee's consideration for election to the Board at an annual meeting, *see Other Information—Stockholder Proposals.*



Governance

CORPORATE GOVERNANCE HIGHLIGHTS

We are committed to strong corporate governance, which is critical to promote the long-term interests of our stockholders. The Board believes our governance practices provide a framework that strengthens our Board and management accountability, allows the Board to set objectives and monitor performance, helps ensure efficient use of corporate resources, and fosters trust in Kraft Heinz.



BOARD COMPOSITION AND LEADERSHIP

Separate Chair and Chief Executive Officer Roles with an independent Chair

Continuous Refreshment emphasizing a diversity of views and experiences and sound judgment to best perpetuate our success and stockholder interests

Robust Independence, with 9 of 10 director nominees independent

100% Independent Committees of the Board

Executive Sessions (including sessions without management present and sessions of the independent directors) at each Board meeting

Director Time Commitments Policy limits service on the boards of other public companies to three or, for chief executive officers of public companies, one (each in addition to Kraft Heinz)

Annual Performance Evaluations for the Board and all Committees of the Board

Robust Director Selection Process

Active Oversight of Risks related to the Company's business, including sustainability risks

Special Meetings of the Board may be called by our CEO, Chair, a majority of directors, or any Committee Chair with the support of at least two other directors



STOCKHOLDER RIGHTS

Proactive Year-Round Engagement with stockholders and incorporation of stockholder input in our strategies and programs

Annual Election of Directors with Majority Voting Standard in uncontested elections

Annual Say-on-Pay Votes

Stockholder Right to Call Special Meetings for stockholders of record of at least 20% of the voting power of our outstanding stock

No "Poison Pill"

Stockholder Action by Written Consent



OTHER BEST PRACTICES

Rigorous Stock Ownership Requirements to align directors' and executive officers' interests with those of stockholders

Robust Clawback Policy

Insider Trading Policy, including Anti-Hedging and Pledging Policies

BOARD STRUCTURE AND OPERATIONS

11

BOARD MEETINGS IN 2025

KEY RESPONSIBILITIES IN 2025

- Development of and progress on our long-term strategic plan
- Review of strategic alternatives
- Capital structure and capital allocation strategy
- Risk oversight
- Succession planning

MANAGEMENT ATTENDANCE AT BOARD MEETINGS

Key members of management regularly attend and participate in Board and Committee meetings. Regular attendees include our CEO, CFO, Global General Counsel and Corporate Affairs Officer, and other members of the Executive Leadership Team. Other senior leaders attend as meeting topics warrant.

BOARD LEADERSHIP STRUCTURE

Our governance framework provides the Board with the flexibility to select the appropriate leadership structure to allow the Board to effectively carry out its responsibilities, serve the long-term interests of Kraft Heinz, and best represent our stockholders' interests. The Board evaluates its leadership structure based upon our best interests and particular circumstances at the time, taking into consideration the composition of the Board, including the tenure and skill sets of the individual directors and the Board as a whole, our specific business and long-term strategic needs, our operating and financial performance, industry conditions, the economic and regulatory environment, annual Board evaluations, the advantages and disadvantages of alternative leadership structures, and our corporate governance practices generally.

The Board appointed Mr. Cahill as independent Chair of the Board, effective January 1, 2026, succeeding Mr. Patricio, who previously served as the Company's Executive Chair. The Board believes that Mr. Cahill is well suited to serve as Chair and provide constructive, independent and informed guidance and oversight to management given his extensive managerial and public company governance experience. The Board believes the current structure enables the Board and Company to best leverage Mr. Cahill's and Mr. Cahillane's strongest talents to promote the continued growth and transformation of our business. As CEO, Mr. Cahillane is responsible for developing and overseeing the execution of our business strategy and leading and managing the day-to-day operations of the Company. As independent Chair, Mr. Cahill focuses on Board leadership and governance and serves as a liaison between the Board and management, working closely with our CEO. With the Company's focus on evolving the portfolio and investing in and turning around the business, the Board believes this structure, including its refreshed composition, is positioned to provide the heightened oversight, strategic guidance, and accountability required to support this shift and serves the best interests of Kraft Heinz and our stockholders at this time.

From time to time, the Board may also determine that it is appropriate to nominate members of management to the Board, including the CEO. Our current CEO was initially appointed to serve as a director in January 2026 and is nominated for re-election at the Annual Meeting.

COMMITTEES OF THE BOARD

The Board has three standing Committees: Audit, Human Capital and Compensation, and Nominating and Corporate Governance. Each Committee consists exclusively of independent directors, including, with respect to members of the Audit Committee and Human Capital and Compensation Committee, the heightened independence standards under Nasdaq and SEC rules applicable to such committee service. The Chair of each Committee reports to the Board on the topics discussed and actions taken by the Committee at each Board meeting. Each Committee has a charter that sets forth the Committee's roles and responsibilities and is reviewed annually by the Committee, with any proposed changes required to be approved by the Board. Each Committee has the authority to retain and terminate independent counsel or other advisors without approval from, or consultation with, management and approve fees and other terms of the engagement.

The Board designates Committee members and Chairs based on the Governance Committee's recommendations. The Governance Committee and the Board believe that the size of the Board allows for effective Committee organization and facilitates efficient meetings and decision making.

 

⭐ AUDIT COMMITTEE



JOHN C. POPE
Chair



HUMBERTO P. ALFONSO



JOHN T. CAHILL



LORI DICKERSON FOUCHÉ



DEBBY SOO

KEY RESPONSIBILITIES

- Oversees our financial matters and strategy, the integrity of our financial statements, our accounting and financial reporting processes, our systems of internal control over financial reporting, and the safeguarding of our assets

- Oversees our compliance with applicable legal and regulatory requirements, including our ethics and compliance programs, codes of conduct, and actual or alleged violations of the codes of conduct

- Oversees our enterprise risk management program, including risk assessment and risk management guidelines, policies, and processes by which we manage risk, such as those related to major financial risk exposures, information technology, and cybersecurity

- Oversees our independent auditors' qualifications, independence, and performance, the performance of our internal audit function, our audit procedures, and our audit plan

RECENT COMMITTEE FOCUS AREAS

In 2025, the Committee's oversight focused on, among other things:

- Key financial reporting and disclosure matters
- Internal audits
- Tax and litigation matters
- Ethical and legal compliance
- Enterprise risk management
- Information technology, operations technology, and cybersecurity

QUALIFICATIONS

- All members meet the "financial sophistication" standards of the Nasdaq rules.

- The Board has determined that Mr. Pope, Mr. Alfonso, and Mr. Cahill each qualify as an "audit committee financial expert" within the meaning of SEC rules.

- No Audit Committee member received any payments from the Company in 2025 other than compensation for service as a director.

ETHICS AND COMPLIANCE HELPLINE

The Audit Committee has established procedures for the receipt, retention, and treatment, on a confidential basis, of any complaints we receive. We encourage employees and third-party individuals and organizations to report concerns about our accounting controls, auditing, ethics, or compliance matters, or anything else that appears to involve financial or other wrongdoing. To report online or find a local phone number to report by phone, including anonymously, visit **www.KraftHeinzEthics.com.**

100%
INDEPENDENT

9
MEETINGS IN 2025

$ HUMAN CAPITAL AND COMPENSATION COMMITTEE



DIANE GHERSON
Chair



ELIO LEONI SCETI



TONY PALMER



JAMES PARK



JOHN C. POPE

KEY RESPONSIBILITIES

- Oversees our strategies and policies related to key human resources policies and practices, including belonging, workplace environment and culture, engagement, pay equity, and talent development and retention

- Approves peer group used to benchmark executive pay levels and plan design practices

- Establishes, reviews, and administers our compensation and benefits policies, including incentive-compensation and equity-based plans

- Oversees our executive compensation programs and succession planning

- Reviews our compensation policies and practices for employees as they relate to risk management and mitigation

- Evaluates and approves our CEO's goals and objectives, performance, and elements and amounts of compensation, and reviews and approves the compensation of our other executive officers and Section 16 reporting officers

- Approves equity and other long-term incentive awards granted under our plans

- Assesses the compensation of non-employee directors

- Reviews and considers stockholder viewpoints on compensation, including our say-on-pay voting results

RECENT COMMITTEE FOCUS AREAS

In 2025, the Committee's oversight focused on, among other things:

- Compensation program strategy and design, including:

  - pay-for-performance components to reinforce a pay-for-performance culture

  - plan modifications to improve overall alignment with the business strategy and market practice

- CEO succession

- Human capital plans to deliver talent required for our long-term plan, including:

  - organization human capital plans

  - recruitment, retention, and engagement strategies

DELEGATION

Under its charter, the Committee may delegate any of its responsibilities to the Chair, another Compensation Committee member, or a subcommittee of Compensation Committee members, unless prohibited by law, regulation, or Nasdaq rule.

INTERLOCKS

The Board has determined that all of the directors who served on the Compensation Committee during 2025 were independent within the meaning of Nasdaq rules. During 2025, no member of the Compensation Committee had a relationship that must be described under SEC rules relating to disclosure of related person transactions. During 2025, none of our executive officers served on the board of directors or compensation committee of any entity that had one or more of its executive officers serving on the Board or the Compensation Committee.

100%

INDEPENDENT

7

MEETINGS IN 2025

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE



L. KEVIN COX
Chair



JOHN T. CAHILL



LORI DICKERSON FOUCHÉ



MARY LOU KELLEY



JOHN C. POPE

KEY RESPONSIBILITIES

- Considers and makes recommendations to the Board regarding candidates for director, incumbent directors' performance, director independence, and the structure and composition of the Board and its Committees, as well as director succession planning

- Oversees policies and procedures related to related person transactions, including reviewing transactions and making recommendations to the Board

- Develops and oversees an annual self-evaluation process for the Board and its Committees

- Advises the Board on corporate governance matters, including developing and reviewing the Corporate Governance Guidelines

- Oversees our stockholder engagement program and considers stockholder viewpoints on corporate governance

RECENT COMMITTEE FOCUS AREAS

In 2025, the Committee's oversight focused on, among other things:

- Director succession planning and recommendations to the Board regarding candidates for director

- Board composition and disclosure

- Board, committee, and individual director performance

- Investor outreach and feedback

100%
INDEPENDENT

5
MEETINGS IN 2025

DIRECTOR ENGAGEMENT

MEETING ATTENDANCE

32

BOARD AND COMMITTEE MEETINGS IN 2025

98%

AVERAGE ATTENDANCE OF DIRECTORS AT BOARD AND COMMITTEE MEETINGS IN 2025

BOARD AND COMMITTEE MEETING ATTENDANCE

We expect directors to attend all Board meetings and meetings of the Committees on which they serve. During 2025, each incumbent director attended 83% or more of the Board and the Committees on which, and during the period that, they served.

EXECUTIVE SESSIONS

The Board believes that a key element of effective independent oversight is regular meetings of the independent directors in executive session without management present. In 2025, independent directors met in executive session at all Board meetings.

ANNUAL MEETING ATTENDANCE

Directors are encouraged, but are not required, to attend our Annual Meeting of Stockholders. All of our current directors nominated for election at such meeting attended our 2025 Annual Meeting of Stockholders.

DIRECTOR TIME COMMITMENTS POLICY

The Board believes that service on the boards of other public companies provides directors with knowledge and experience in governance and leadership that is valuable to Kraft Heinz. The Board also recognizes that public board service requires significant time and effort and that it is critical to the success of the Company that directors have the ability to dedicate sufficient time and attention to their Kraft Heinz Board responsibilities. The Board's policy, which is included in our Corporate Governance Guidelines:

- Limits directors' service on the boards of other public companies to three or, for directors who are chief executive officers of public companies, one (each in addition to Kraft Heinz)

- Requires that the Board determine whether simultaneous service on more than two other public company audit committees (in addition to Kraft Heinz) impairs a director's ability to serve effectively on our Audit Committee

- Establishes an expectation that directors consult with the Chair, the Lead Director, and the Chair of the Governance Committee before accepting an offer to serve on another public company board or as a member of the audit committee of another public company

- Requires the Governance Committee to take into account the nature and extent of a director's other commitments when determining whether it is appropriate to nominate that director for re-election

- Requires directors' service on the boards and committees of other organizations to be consistent with our conflict of interest policies

DIRECTOR
Maximum of **3** other public company boards

PUBLIC COMPANY CEO
Maximum of **1** other public company board

AUDIT COMMITTEE
Maximum of **2** other public company audit committees

Mr. Cahill currently serves on the audit committee of three other public companies and the Board has determined that such simultaneous service does not impair his ability to effectively serve on the Company's Audit Committee. In making this determination, the Board considered Mr. Cahill's exceptional Committee and Board attendance record, his valued contributions to the Audit Committee, and his professional background and significant financial experience as the former CEO of Kraft Foods Group, Inc. and CFO of The Pepsi Bottling Group, Inc. As of March 16, 2026, all directors and director nominees are in compliance with the policy. The Governance Committee reviews our director time commitments policy as part of its annual review of our Corporate Governance Guidelines. We also review the policies of our institutional investors on an ongoing basis and discuss such policies during our investor engagement calls.

DIRECTOR ORIENTATION AND EDUCATION

We engage each new director in an orientation program to familiarize them with our business, strategy, and policies and provide an opportunity to directly engage with senior leaders throughout the business. Orientation is conducted as soon as reasonably practicable after the meeting at which the director is first elected. It includes presentations on our business and strategic plans, financial position and practices, significant issues and risks, governance and corporate responsibility practices, executive compensation, Company culture, and key environmental and sustainability efforts, as well as a site visit to one of our manufacturing and processing facilities.

Throughout the year, management and outside experts regularly provide presentations to the Board and Committees on Kraft Heinz's strategic and business plans, financial performance, legal and regulatory matters, compliance programs, recent developments and current events that relate to our strategy and business, and other topics of interest to directors, including artificial intelligence and the changing customer landscape. Directors are welcome to attend meetings of Committees of which they are not a member. Directors also have unrestricted access to management and are encouraged to meet with management to enhance their understanding of our strategy and business. Periodically, the Board also visits Kraft Heinz's facilities to deepen their understanding of our business.

ANNUAL BOARD AND COMMITTEE EVALUATIONS

The Board believes director evaluations are a critical component of its effectiveness and continuous improvement and an essential practice of good corporate governance. The Board conducts an evaluation of its performance and effectiveness, as well as that of its three standing Committees, on an annual basis. The purpose of the evaluations is to identify ways to enhance the overall effectiveness of the Board and its Committees and to track progress. The Governance Committee is responsible for developing, recommending to the Board, and overseeing the annual self-evaluation process of the Board and each of its Committees.

1 Process Review

The process, including the method of evaluation, is reviewed by the Governance Committee, with recommendations from the Corporate Secretary's team, annually. Updates are made as appropriate and consistent with the current Board structure and responsibilities, Company strategy and processes, and best practices.

2 Evaluation

Directors complete an individual evaluation for the Board and each Committee on which they serve. The evaluations are designed to address significant responsibilities and processes key to Board effectiveness and include open-ended questions and space for candid commentary. Periodically, the Board also engages a consultant to conduct one-on-one discussions to solicit additional feedback.

TOPICS COVERED IN 2025

- Board efficiency and overall effectiveness
- Board and Committee structure and composition
- Satisfaction with the performance of the Board and Committee Chairs
- Board member access to members of senior management
- Quality of discussion
- Quality and clarity of materials presented to directors

- Satisfaction with the frequency and format of meetings and time allocations
- Board dynamics and culture
- Skills and qualifications of individual directors
- Individual director performance and engagement
- Oversight of key strategy and risks

5 FEEDBACK INCORPORATED

The Chair of the Governance Committee shares results of the Committee's review and recommendations with the full Board for action.

4 REVIEW AND DISCUSSION

The results of the evaluations are shared with the full Board and each Committee for review and discussion. The Governance Committee reviews the results of the evaluations for all Committees and the full Board and considers recommendations for changes and areas of improvement.

3 SUMMARY OF EVALUATIONS

Evaluation responses and feedback are aggregated, with feedback anonymized and comments included verbatim. Reports summarizing feedback, including responses and highlights of key themes, are produced for the Board and each Committee.

ACTIONS TAKEN

- Added new directors with expertise in consumer packaged goods, brand building, human resources, and e-commerce
- Refined Board and Committee schedules and meeting processes to enable more time for director discussion
- Continued efforts to streamline meeting materials to improve clarity and emphasize key information for Board and Committee consideration

BOARD'S OVERSIGHT ROLE

STRATEGY OVERSIGHT

The Board takes an active role in oversight of management's creation and execution of our long-term strategy and our capital allocation plan for long-term value creation. The full Board oversees our short- and long-term strategic plans, the status of key strategic initiatives, and the principal strategic opportunities and risks that face our business through robust engagement with management, taking into consideration our key priorities, global trends impacting our business, regulatory developments, and emerging innovation. The Board periodically, and at least annually, devotes significant time to in-depth, long-term strategic reviews with our executive and senior business leaders. During these reviews, management provides the Board with its view of key commercial and strategic risks and opportunities faced by our business. The Board brings its collective, independent judgment to provide robust feedback on management's identification of key strategic risks and opportunities and appropriate actions to mitigate risk. At subsequent meetings, the Board continues to review the Company's progress against our long-term strategy and capital allocation plan. In addition, specific areas of strategic risk and opportunity are identified for Board or Committee discussion as specific risks arise or as requested by management or individual directors. The Board's oversight of strategy is also prominent in our merger, acquisition, divestiture, and corporate development activities. Additionally, the Board annually considers and approves our budget and capital allocation plans, which are linked to our long-term strategic plans and priorities. In 2025, the Board received updates on our operating plan, reviewed our long-term strategic and capital allocation plans, and evaluated strategic alternatives across multiple meetings.

RISK OVERSIGHT

ENTERPRISE RISK MANAGEMENT

Our Strategic Enterprise Risk Management ("SERM") approach is an ongoing process effected at all levels of our operations and across business units and functions to identify, assess, monitor, manage, and mitigate risk over the short, intermediate, and long term. As part of this process, the Company:

- identifies material risks, including operational, strategic, and financial risks

- assesses and prioritizes risks taking into account various factors such as the potential impact, likelihood of occurrence, and effectiveness of current mitigation strategies

- develops plans to monitor, manage, and mitigate material risks

Our SERM process is designed to facilitate open communication between management and the Board to advance the Board's and Committees' understanding of our risk management process, how it is functioning, the participants in the process, key risks to our business and performance, and the information gathered through the approach. The Board and Committees may also receive reports from external advisors such as outside counsel and industry experts to further understand critical risk areas. These risks inform Board and Committee discussion topics throughout the year.

The Audit Committee oversees the SERM process and is responsible for allocating responsibility for overseeing the review and assessment of key risk exposures to appropriate Committees. The Audit Committee routinely meets privately with representatives from PwC, our independent auditors, as well as our Global Head of Internal Audit, Chief Global Ethics and Compliance Officer, and Global General Counsel and Corporate Affairs Officer. Our Enterprise Risk Committee, which consists of cross-functional members of management, helps identify, evaluate, and implement risk management controls and methodologies to address identified risks and functionally reports directly to the Executive Leadership Team.

Company
Overview | Voting
Roadmap | Stockholder
Engagement | Our
Board | **Governance** | Director
Compensation | Beneficial
Ownership | Executive
Compensation | Audit
Matters | Other
Information | Appendix A
Non-GAAP | Appendix B
A&R Plan

ROLE OF THE BOARD AND COMMITTEES

We face various risks to our business, including strategic, financial, legal, regulatory, operational, accounting, and reputational risks. Identifying, managing, and mitigating our exposure to these risks and effectively overseeing the risk-management process are critical to our operational decision-making and annual planning processes.

While management has primary responsibility for managing risk, the Board is responsible for risk oversight with specific areas delegated to appropriate Committees that report on their deliberations to the Board.



FULL BOARD

- Has ultimate responsibility for risk oversight, including related to our sustainability risks
- Has delegated primary responsibility for overseeing risk assessment and management to the Audit Committee and receives regular updates from the Audit Committee
- Reviews (full Board or via Committees) risks related to our business and operations throughout the year
- Directors regularly discuss the risk management process directly with members of management

 **AUDIT COMMITTEE**

- Reviews guidelines and policies governing the process by which management manages risk, including related to major financial risk exposure, information technology, operations technology, and cybersecurity
- Reviews risk assessment and risk management guidelines, policies, and processes used in our SERM approach
- Reviews the SERM approach and the results of the annual SERM assessment
- Allocates responsibility for overseeing the review and assessment of key risk exposures to appropriate Committees and management's response to those exposures

 **COMPENSATION COMMITTEE**

- Oversees evaluation of our compensation structure's impact on risk taking and risk mitigation
- Oversees human resources strategy and key policies, including potential talent risks to delivering the strategy, and reviewing management's preparedness to address such risks

 **GOVERNANCE COMMITTEE**

- Oversees our governance practices and Board composition, refreshment, and leadership structure
- Reviews related party transactions and our Corporate Governance Guidelines

Each Committee reports key risk discussions to the Board following its meetings.



MANAGEMENT

- Responsible for the day-to-day management and mitigation of risk
- Regularly provides reports to the Board, the Audit Committee, and any other appropriate Committee regarding key risks and the actions management has taken to monitor, control, and mitigate risks
- Discusses and provides updates on management's reports at Board and Committee meetings

For more information about the risks facing the Company, see the factors described in Item 1A, Risk Factors in our Annual Report on Form 10-K for the year ended December 27, 2025 (the "2025 Annual Report") and those set forth in our future filings with the SEC. The risks described in the 2025 Annual Report and subsequent filings with the SEC are not the only risks facing us. Additional risks and uncertainties not currently known or that may currently be deemed to be immaterial based on the information known to us may also materially adversely affect our business, financial condition, or results of operations.

COMPENSATION OVERSIGHT

The Compensation Committee, in reliance on analysis provided by an outside consultant engaged by the Company, annually evaluates the risk profile of our executive and broad-based employee compensation programs. In its evaluation for our 2025 fiscal year, the Compensation Committee reviewed our executive compensation structure to determine whether our compensation policies and practices encourage our executive officers or employees to take unnecessary or excessive risks and whether these policies and practices properly mitigate risk. Based on management's assessment of our current programs, including analysis provided by an outside consultant, the Compensation Committee concluded that our 2025 executive compensation plans were designed in a manner to:

- achieve a balance of short- and long-term performance aligned with key stakeholder interests

- mitigate risks related to compensation programs through governance policies, caps on incentive plans, clawback provisions, and stock ownership requirements

- discourage executives from taking unnecessary or excessive risks that would threaten the reputation and sustainability of Kraft Heinz

- encourage appropriate assumption of risk to the extent necessary for competitive advantage purposes

CYBERSECURITY OVERSIGHT

The Audit Committee is responsible for oversight of the Company's information technology and cybersecurity risks. To fulfill its oversight responsibilities, the Committee receives updates from our Global Chief Information Officer and Chief Information Security Officer on a regular basis, which cover topics related to information security, privacy, and cyber risks and risk management processes, including the status of significant cybersecurity incidences, the emerging threat landscape, and the status of projects to strengthen the Company's information security posture. We have also adopted a cyber incident response plan, under which the Audit Committee is informed of any cybersecurity incidents with the potential to materially adversely impact the Company or our information systems. The Audit Committee regularly reports to the Board on information technology, cybersecurity, and privacy matters. Additionally, the Board receives updates from our Global Chief Information Officer and Chief Information Security Officer at least once a year on information security, cybersecurity, and privacy matters. For more information regarding our cybersecurity risk management efforts, see Item 1C, Cybersecurity in our 2025 Annual Report.

HUMAN CAPITAL OVERSIGHT

The Board is actively engaged in overseeing development and succession of the Company's senior management and the Company's key human resources strategies. The Compensation Committee oversees the Company's compensation and benefits plans, policies, and programs, long-term incentive programs, and succession plans for the CEO and other senior executive positions as well as strategies, policies, and outcomes related to belonging, workplace environment and culture, pay equity, and talent development and retention. To fulfill its oversight responsibilities, the Committee receives updates from our Global Chief People Officer at least once a year, which cover topics related to engagement and attrition, culture, leadership development, and performance management. The Compensation Committee regularly reports to the Board on human capital management, culture, employee engagement, and performance matters.

SUSTAINABILITY OVERSIGHT

Our sustainability governance starts with oversight of our sustainability strategy, risks, goals, policies, practices, and disclosures by the Board, as set forth in our Corporate Governance Guidelines. We believe the full Board's responsibility for consideration and oversight of critical issues enhances our sustainability efforts, which are an integral component of our enterprise strategy. To fulfill its oversight responsibilities, the Board receives regular updates on priority sustainability issues from our Global Chief Procurement and Sustainability Officer, as well as other team leaders throughout the business, which cover topics related to policy and program development, actions taken to protect the Company from the negative impacts of climate change on our operations and value chain, and progress toward achieving our sustainability goals.

SUSTAINABILITY GOVERNANCE

We pursue our sustainability goals through a cross-functional approach across the Company and throughout our value chain, centered on continuous improvement. Our sustainability governance structure is designed to enable us to live our Dream and Values and embed sustainability throughout the Company.



BOARD OF DIRECTORS

Oversees our sustainability strategy, risks, goals, policies, practices, and disclosures and engages regularly with management regarding our sustainability efforts, including reviewing significant policies, processes, and commitments at least annually.

GLOBAL CHIEF PROCUREMENT & SUSTAINABILITY OFFICER

Oversees global sustainability strategy, reports to the CEO, collaborates with the sustainability team to establish and implement actions, and has an annual performance goal that tracks our sustainability performance.

GLOBAL SUSTAINABILITY TEAM

Directs the design, development, execution, and continuous improvement of our global sustainability strategy, goals, and initiatives, engages with key stakeholders, and leads the Executive Working Group. Our sustainability work is intentionally cross-functional, and we have embedded sustainability principles and practices across our business and value chain.

CHIEF EXECUTIVE OFFICER

Collaborates with members of the Executive Leadership Team on oversight and sustainability strategies.

EXECUTIVE WORKING GROUP

Provides expertise, support, and challenge on sustainability strategies and implementation plans. Drives collaboration, transparency, and continuous improvement of sustainability initiatives.

OTHER GOVERNANCE POLICIES AND PRACTICES

GOVERNANCE DOCUMENTS

CORPORATE GOVERNANCE GUIDELINES

The Board is committed to corporate governance practices that promote and protect the long-term interest of our stockholders. Our Corporate Governance Guidelines provide a robust framework for the Board in performing its fiduciary duties and promoting trust in the Company. Our Corporate Governance Guidelines define our governance philosophy, practices, and policies across key areas, including the Board's role, responsibilities, composition, membership criteria, and structure, as well CEO and Board performance evaluations. The Governance Committee periodically reviews these guidelines and recommends any changes to the Board for consideration.

CODES OF CONDUCT

We have a Code of Business Conduct and Ethics for Non-Employee Directors applicable to our non-employee directors and a Code of Conduct applicable to our employees (including our NEOs) and contingent and contract workers (together, the "Codes of Conduct"). The Codes of Conduct reflect our values and are designed to deter wrongdoing and to promote honest and ethical conduct, compliance with applicable laws, rules, and regulations, confidentiality of our proprietary information, and accountability. Our directors, employees, contingent and contract workers, partners, suppliers, and customers, as well as consumers can ask questions about our Codes of Conduct and other ethics and compliance issues, or report potential violations, through our Ethics Helpline, online or by phone, which is operated by an independent and multilingual third-party reporting specialist.

In the event we amend or waive any of the provisions of the Codes of Conduct applicable to our directors, principal executive officer, principal financial officer, principal accounting officer, or controller, we also intend to disclose such actions, as required, on our website.

RELATED PERSON TRANSACTIONS POLICY

The Board has adopted a written policy regarding the review and, where appropriate, approval and ratification of any transaction in which Kraft Heinz is a participant, the amount involved exceeds $120,000, and any related person had, has, or will have a direct or indirect material interest. In general, related persons include our directors, executive officers, and holders of 5% or more of our common stock and their immediate family members.

The Governance Committee, in the course of its review and approval or ratification of a related person transaction under this policy, considers, among other things:

- the commercial reasonableness of the transaction

- the materiality of the related person's direct or indirect interest in the transaction

- whether the transaction may involve an actual conflict of interest or the appearance of a conflict of interest

- the impact of the transaction on the related person's independence (as defined in our Corporate Governance Guidelines and under Nasdaq rules)

- whether the transaction would violate any provision of our Codes of Conduct

The Governance Committee approves or ratifies only those related person transactions that are fair and reasonable to Kraft Heinz and in our and our stockholders' best interests, with any member of the Governance Committee who is a related person with respect to a transaction under review recusing themself from the deliberations or decisions regarding the transaction. The Chair of the Governance Committee (or the Chair of the Audit Committee if the Chair of the Governance Committee is a related person with respect to the transaction under review) will review and approve or ratify potential related person transactions when it is not practicable or desirable to delay review of a transaction until a Governance Committee meeting and will report to the Governance Committee any transaction so approved or ratified.

CORPORATE GOVERNANCE MATERIALS AVAILABLE ON OUR WEBSITE

Our Corporate Governance Guidelines, Committee charters, and Codes of Conduct can be found on our website by visiting ir.kraftheinzcompany.com and clicking on the "Corporate Governance" tab. The information on our website is not, and will not be deemed to be, a part of this Proxy Statement or incorporated by reference into any of our other filings with the SEC. In addition, we will promptly deliver free of charge, upon request, a copy of our Corporate Governance Guidelines, Committee charters, or Codes of Conduct to any stockholder requesting a copy.

REGISTRATION RIGHTS AGREEMENT

Pursuant to a registration rights agreement (the "Registration Rights Agreement") entered into in connection with the merger of Kraft Foods Group, Inc. with and into a wholly owned subsidiary of H.J. Heinz Holding Corporation in July 2015 (the "Kraft Heinz Merger"), we have granted Berkshire Hathaway registration rights with respect to the shares of Kraft Heinz common stock held by Berkshire Hathaway as of the date of the closing of the Kraft Heinz Merger. The registrable shares represent shares of Kraft Heinz common stock acquired from Heinz in connection with the Kraft Heinz Merger and/or immediately prior to the Kraft Heinz Merger pursuant to a warrant. Registration rights do not apply to shares of Kraft Heinz common stock subsequently acquired by Berkshire Hathaway or any other party to the Registration Rights Agreement. These rights include demand registration rights, shelf registration rights, and "piggyback" registration rights, as well as customary indemnification. The rights are subject to certain holdback and suspension periods. We generally will bear all fees, costs, and expenses related to registrations, other than underwriting discounts and commissions attributable to the sale of shares of Kraft Heinz common stock by Berkshire Hathaway, as applicable.

On January 20, 2026, pursuant to the Registration Rights Agreement, we filed a prospectus supplement with the SEC to register for resale up to 325,442,152 shares of our common stock held by Berkshire Hathaway. The filing of the prospectus supplement was made solely to register these shares for resale, does not itself constitute a sale of any shares, and does not necessarily mean that Berkshire Hathaway will sell any or all of the registered shares.

INSIDER TRADING POLICY, INCLUDING ANTI-HEDGING AND ANTI-PLEDGING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale, and other disposition of Kraft Heinz securities by our directors, executive officers, and employees and other covered persons, as well as the Company itself, that we believe are reasonably designed to promote compliance with insider trading laws, rules, and regulations and the Nasdaq listing standards. Our Insider Trading Policy limits the timing and types of transactions in Kraft Heinz securities by employees (including executive officers) and directors. Among other restrictions, the policy prohibits holding Kraft Heinz securities in a margin account or pledging Kraft Heinz securities as collateral for a loan, as well as short-selling Kraft Heinz securities, transacting in puts, calls, or other derivatives on Kraft Heinz securities, or hedging transactions on Kraft Heinz securities. A copy of our Insider Trading Policy is filed as Exhibit 19.1 to our 2025 Annual Report.

COMMUNICATIONS WITH THE BOARD

Information for stockholders and other parties interested in communicating with our Chair, full Board, or our independent directors, individually or as a group, is included in our Corporate Governance Guidelines, which are available on our website at ir.kraftheinzcompany.com under the "Corporate Governance" tab. Our Corporate Secretary forwards communications relating to matters within the Board's purview to the independent directors; communications relating to matters within a Committee's area of responsibility to the Chair of the appropriate Committee; and communications relating to ordinary business matters, such as suggestions, inquiries, and consumer complaints, to the appropriate Kraft Heinz executive or employee. Our Corporate Secretary does not forward solicitations, junk mail, or obviously frivolous or inappropriate communications.



Director COMPENSATION

DIRECTOR COMPENSATION PROGRAM

Our director compensation program includes a combination of cash compensation and an annual grant of deferred stock. The Compensation Committee reviews our director compensation program regularly and recommends changes, if any, to the Board for its approval. For our 2025 fiscal year, our non-employee directors received:

2025 DIRECTOR COMPENSATION

2025 Annual Compensation



Cash Retainer
$100,000

Stock Award
$185,000

2025 Additional Retainers

Board Chair	$60,000	CASH*
	$120,000	STOCK
Lead Director	$30,000	CASH
Committee Chairs:		
Audit	$25,000	CASH
Compensation	$20,000	CASH
Governance	$20,000	CASH

If a director serves as Chair of multiple Committees, the director will only receive one additional cash retainer.

Directors do not receive meeting fees.

* *The Chair may elect to receive this cash retainer as equity.*

Cash retainers are paid on a quarterly basis. In lieu of the annual cash retainer, pursuant to the Amended and Restated Deferred Compensation Plan for Non-Management Directors, directors may elect to receive shares of deferred stock annually payable in arrears.

Deferred stock awards are granted effective immediately following each annual meeting of stockholders. Shares of deferred stock are eligible to receive dividends when paid that are accrued and issued at the dividend payment date in the form of dividend equivalent units ("DEUs"). DEUs are subject to the same terms as the original grant of the underlying deferred stock. All deferred stock awards and DEUs accrued are distributed to a director in the form of shares of common stock six months following the date they cease to serve on the Board.

2026 CHANGES TO DIRECTOR COMPENSATION

Effective for the 2026 fiscal year, non-employee directors may elect to receive their annual cash retainer and annual stock award as deferred stock or restricted stock units ("RSUs"). Deferred stock awards must be held until the director ceases to serve on the Board (the six month post-separation hold requirement that previously applied has been eliminated). RSU awards are subject to a one-year vesting period. RSU awards, like deferred stock awards, are eligible to receive DEUs.

DIRECTOR STOCK OWNERSHIP GUIDELINES

To strengthen alignment of directors' interests with those of our stockholders, our stock ownership guidelines require directors that receive compensation for service as directors to hold shares of our common stock in an amount equal to a specified multiple of their annual cash retainer, as follows. All of our current directors are in compliance with the ownership guidelines.



POSITION
Non-employee directors



STOCK OWNERSHIP REQUIREMENT
●●●●● ● **6x ANNUAL CASH RETAINER**



COMPLIANCE PERIOD
5 years from joining the Board

RSUs, shares of deferred stock, DEUs accrued on RSUs and shares of deferred stock, stock equivalents in savings plans or deferred compensation plans, and shares held in a trust for the benefit of immediate family members count toward satisfying this ownership requirement. Unexercised stock options do not count toward satisfying this ownership requirement.

As our CEO, Mr. Cahillane is subject to stock ownership guidelines applicable for our officers. Mr. Cahillane is in compliance with the ownership guidelines. For additional information, see *Executive Compensation—Compensation Discussion and Analysis—Other Compensation Policies and Practices—Officer Stock Ownership Guidelines.*

For more details on the stock ownership of our directors and officers, see *Beneficial Ownership of Stock—Directors and Officers.*

2025 DIRECTOR COMPENSATION TABLE

The table below summarizes the compensation and stock awards paid or granted to our non-employee directors. Mr. Abrams-Rivera, who was our CEO during the 2025 fiscal year, did not receive payment for his service as a director in 2025.

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	All Other Compensation ($)	Total ($)
Humberto P. Alfonso	100,000	185,014	—	285,014
John T. Cahill	116,957	185,014	—	301,971
L. Kevin Cox[3]	21,467	—	—	21,467
Lori Dickerson Fouché	100,000	185,014	—	285,014
Diane Gherson	110,824	185,014	—	295,838
Mary Lou Kelley[3]	18,478	—	—	18,478
Timothy Kenesey[4]	46,484	185,014	—	231,498
Alicia Knapp[4]	38,736	185,014	—	223,750
Elio Leoni Sceti	100,000	185,014	—	285,014
Tony Palmer[3]	18,478	—	—	18,478
James Park	100,000	185,014	—	285,014
Miguel Patricio	140,000	305,042	1,599,992[5]	2,045,034
John C. Pope	155,000	185,014	—	340,014
Debby Soo	100,000	185,014	—	285,014

(1) Includes the value of retainers earned or paid in cash for 2025, including the value of cash retainers for 2024 deferred to equity pursuant to the Kraft Heinz Deferred Compensation Plan for Non-Management Directors.

(2) The amounts shown in this column represent the full grant date fair value of the deferred stock awards granted in 2025, excluding any retainer fees deferred in exchange for shares, as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 718 based on the closing price of Kraft Heinz common stock on the grant date ($28.49 on May 8, 2025). The following table summarizes the stock options held by non-employee directors as of December 27, 2025:

Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
John T. Cahill	8/16/2019	500,000	—	25.41	8/16/2029

(3) Mr. Cox, Ms. Kelley, and Mr. Palmer were appointed to the Board effective October 22, 2025.

(4) Mr. Kenesey and Ms. Knapp stepped down from the Board effective May 20, 2025.

(5) The amounts shown in this column represent the grant award value and salary Mr. Patricio received related to his appointment as Executive Chair effective September 2, 2025. Mr. Patricio stepped down from his role as Executive Chair effective December 31, 2025.

Beneficial Ownership
OF STOCK

DIRECTORS AND OFFICERS

The following table shows the number of shares of our common stock beneficially owned as of March 16, 2026 by each current director, director nominee, and NEO, as well as by all of our current directors and executive officers as a group. There were 1,185,762,305 shares of our common stock issued and outstanding as of March 16, 2026. Unless otherwise indicated, each of the named individuals has, to Kraft Heinz's knowledge, sole voting and investment power with respect to the shares.

Name of Beneficial Owner	Shares Owned	Shares Acquirable within 60 Days[1]	Deferred Stock[2]	Total	Percentage of Common Stock
Current Directors					
Humberto P. Alfonso	—	—	22,484	22,484	*
John T. Cahill	152,178 [3]	500,000	46,756	698,934	*
Steve Cahillane	1,541 [4]	—	—	1,541	*
L. Kevin Cox	313 [5]	—	—	313	*
Lori Dickerson Fouché	—	—	25,008	25,008	*
Diane Gherson	—	—	15,887	15,887	*
Mary Lou Kelley	—	—	—	—	*
Elio Leoni Sceti	40,000 [6]	—	44,659	84,659	*
Tony Palmer	—	—	—	—	*
James Park	596	—	19,368	19,964	*
Miguel Patricio	1,202,719 [7]	—	20,375	1,223,094	*
John C. Pope	10,098	—	60,110	70,208	*
Debby Soo	—	—	6,807	6,807	*
Named Executive Officers (NEOs)					
Carlos Abrams-Rivera	507,065	92,747	—	599,812	*
Andre Maciel	275,895	44,506	—	320,401	*
Pedro Navio	121,144	119,874	—	241,018	*
Cory Onell	72,458	3,503	—	75,961	*
Angel Willis	4,631	—	—	4,631	*
Current directors and executive officers as of March 16, 2026 as a group (21 persons)	2,039,141	594,651	261,454	2,895,246	*

* Less than 1%.

(1) Includes shares issuable upon settlement of RSUs, including related DEUs accrued, that will vest within 60 days of March 16, 2026 and pursuant to stock options exercisable within 60 days of March 16, 2026.

(2) Includes related DEUs accrued. For a description of our deferred stock, see *Director Compensation—Director Compensation Program*.

(3) Includes 37,735 shares held indirectly in an irrevocable trust for the benefit of Mr. Cahill's children, of which Mr. Cahill's spouse serves as the trustee.

(4) Includes 1,541 shares held indirectly in a 401(k) plan by Mr. Cahillane's spouse.

(5) Includes (i) 133 shares held directly in a revocable trust, of which Mr. Cox is the trustee and beneficiary; (ii) 120 shares held indirectly in a revocable trust for the benefit of Mr. Cox's children, of which Mr. Cox's spouse serves as the trustee; and (iii) 60 shares held indirectly in an irrevocable trust for the benefit of Mr. Cox's children, of which Mr. Cox's spouse serves as the trustee.

(6) Includes 40,000 shares owned directly by Elma Investments Ltd., which is wholly owned by Elma Trust. Mr. Leoni Sceti is a beneficiary of Elma Trust.

(7) Includes 561,817 shares held indirectly in a revocable trust, of which Mr. Patricio and his spouse are co-trustees and Mr. Patricio, his spouse, and his children are beneficiaries and 558,488 shares held in a grantor retained trust.

PRINCIPAL STOCKHOLDERS

The following table displays information about persons we know were the beneficial owners of more than 5% of our issued and outstanding common stock as of March 16, 2026.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock[1]
Berkshire Hathaway[2] 3555 Farnam Street Omaha, Nebraska 68131	325,442,152	27.45%
BlackRock[3] 50 Hudson Yards New York, New York 10001	69,611,521	5.87%
The Vanguard Group[4] 100 Vanguard Blvd. Malvern, Pennsylvania 19355	101,970,445	8.60%

(1)   Calculated based on 1,185,762,305 shares of our issued and outstanding common stock as of March 16, 2026.

(2)   Based on the Schedule 13G/A filed on February 14, 2024 by Berkshire Hathaway, reporting beneficial ownership by Warren E. Buffett, Berkshire Hathaway, and Benjamin Moore & Co. Retirement Income Plan. Benjamin Moore & Co. is a subsidiary of Berkshire Hathaway, and Mr. Buffett may be deemed to control Berkshire Hathaway. Berkshire Hathaway and Mr. Buffett share dispositive power over 325,442,152 shares. Benjamin Moore & Co. Retirement Income Plan shares voting and dispositive power over 192,666 shares.

(3)   Based on the Schedule 13G filed on April 24, 2025 by BlackRock, Inc. ("BlackRock"). BlackRock reports sole voting power with respect to 63,416,028 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 69,611,521 shares, and shared dispositive power with respect to 0 shares.

(4)   Based on the Schedule 13G/A filed on April 30, 2025 by The Vanguard Group, Inc. (the "Vanguard Group"). The Vanguard Group reports sole voting power with respect to 0 shares, shared voting power with respect to 1,151,606 shares, sole dispositive power with respect to 97,603,196 shares, and shared dispositive power with respect to 4,367,249 shares. The Vanguard Group subsequently reported that due to an internal realignment it no longer has, or is deemed to have, beneficial ownership over Kraft Heinz securities beneficially owned by various subsidiaries and/or business divisions. The Vanguard Group also reported that certain subsidiaries or business divisions that formerly had, or were deemed to have, beneficial ownership with The Vanguard Group will report beneficial ownership separately (on a disaggregated basis).

DELINQUENT SECTION 16(A) REPORTS

Section 16(a) of the Securities and Exchange Act of 1934 (the "Exchange Act") requires our executive officers and directors, and persons who beneficially own more than 10% of our common stock (collectively, the "Reporting Persons"), to file reports of ownership and changes in ownership with the SEC. Based solely upon a review of Forms 3, 4, and 5 and amendments thereto filed electronically with the SEC by the Reporting Persons with respect to the fiscal year ended December 27, 2025, we believe that all filing requirements were complied with in a timely manner, except that Mr. Cox's Form 3 initially omitted 60 shares of common stock held in a trust by his spouse. This holding was subsequently reported on Form 3 on December 2, 2025.



Executive COMPENSATION

2025 COMPENSATION HIGHLIGHTS

Our executive compensation program is designed to attract, engage, and incentivize highly skilled and performance-oriented talent, including our NEOs, who are critical to our success. We believe that our compensation program effectively rewards superior financial and operational performance, reflects a continued focus on variable, at-risk compensation paid over the long-term, and aligns the interests of our employees with those of stockholders.

- **MAJORITY OF NEO PAY IS PERFORMANCE- AND EQUITY-BASED.** In 2025, approximately 74% of our NEOs' compensation was performance-based and at-risk and approximately 70% was equity-based (including Matching RSUs granted through the Bonus Investment Plan).

- **EQUITY AWARDS HEAVILY WEIGHTED TO PERFORMANCE.** The weighting of performance-based equity in our annual award mix is 70% PSUs and 30% RSUs, with vesting periods of 75% on the third anniversary and 25% on the fourth anniversary.

- **PROGRAM GROUNDED IN BEST PRACTICES.** Our compensation program features strong stock ownership guidelines for executives and directors, long-standing clawback terms, and <u>no</u> tax gross ups, enhanced benefit plans for executives, excessive risk taking, hedging, or pledging.

- **ANNUAL CASH INCENTIVES REFLECT ACHIEVEMENT ON RIGOROUS PERFORMANCE TARGETS.** In 2025, annual cash incentive payouts under our Performance Bonus Plan were based on achievement of financial performance goals, market share, and individual achievement of strategic non-operating targets. Payouts to our NEOs were 30% to 52% of targeted amounts.

- **PSUs INCLUDE COMPANY-SPECIFIC MEASURES AND TSR, WITH CAP.** For 2025, PSUs included performance metrics of three-year Organic Net Sales compound annual growth rate (CAGR) (30%), three-year cumulative Free Cash Flow (30%), and three-year average annual relative TSR (40%), aligned with our long-term growth targets, with relative TSR achievement capped at target in the event our TSR is negative at the end of the performance period.

PROPOSAL 2

ADVISORY VOTE TO APPROVE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

Approve, on an advisory (non-binding) basis, the compensation of our Named Executive Officers ("NEOs"), as described in the **Compensation Discussion and Analysis** and **Executive Compensation Tables** in this Proxy Statement.

 **THE BOARD RECOMMENDS A VOTE FOR PROPOSAL 2.**

We are asking stockholders to **vote to approve**, on an advisory basis, the compensation of our NEOs as reported in this Proxy Statement. Your vote is not intended to address any specific item of compensation, but rather our overall approach to the compensation of our NEOs.

Before voting, we recommend that you read the information regarding our compensation program, policies, and decisions for our NEOs discussed in the *Compensation Discussion and Analysis* and *Executive Compensation Tables* that follow.

The Board and Compensation Committee believe that our pay-for-performance compensation philosophy has resulted in compensation for our NEOs that closely aligns to our financial results and the other performance factors described in the *Compensation Discussion and Analysis*. **In 2025, stockholders showed strong support of our executive compensation program, with approximately 96% of votes cast in favor of our say-on-pay proposal at our 2025 Annual Meeting.** As such, the Compensation Committee did not make any changes to the executive compensation program for 2025 as a result of the say-on-pay vote.

In accordance with Section 14A of the Exchange Act and as a matter of good corporate governance, we are asking stockholders to approve the following advisory resolution at our 2026 Annual Meeting:

> **RESOLVED, that the stockholders of The Kraft Heinz Company approve, on an advisory basis, the compensation paid to Kraft Heinz's named executive officers, as disclosed in the Company's Proxy Statement for the 2026 Annual Meeting of Stockholders, pursuant to the Securities and Exchange Commission's compensation disclosure rules, including the Compensation Discussion and Analysis, the Executive Compensation Tables, and related narrative disclosure.**

This vote on NEO compensation is advisory and therefore will not be binding on Kraft Heinz, our Compensation Committee, or our Board. However, our Board and Compensation Committee value our stockholders' opinions and will evaluate the results of this vote.

We currently conduct this non-binding vote to approve executive compensation annually, and, unless the Board modifies its policy on the frequency of holding the non-binding vote to approve executive compensation, the next non-binding vote to approve executive compensation will take place at the 2027 Annual Meeting of Stockholders.

Company
Overview | Voting
Roadmap | Stockholder
Engagement | Our
Board | Governance | Director
Compensation | Beneficial
Ownership | **Executive
Compensation** | Audit
Matters | Other
Information | Appendix A
Non-GAAP | Appendix B
A&R Plan

COMPENSATION DISCUSSION AND ANALYSIS

COMPENSATION DISCUSSION AND ANALYSIS CONTENTS

OUR NEOS

Our executive compensation program is designed to complement our strategy and values, attract and engage qualified, world-class talent to lead our business, create sustainable growth, and drive long-term value for our stockholders. This Compensation Discussion and Analysis outlines our compensation philosophy and program and focuses on our NEOs for our 2025 fiscal year.

For our 2025 fiscal year, our NEOs were:



| **CARLOS ABRAMS-RIVERA** | **ANDRE MACIEL** | **PEDRO NAVIO** | **CORY ONELL** | **ANGEL WILLIS** |
| Chief Executive Officer* | Executive Vice President and Global Chief Financial Officer | Executive Vice President and President, North America** | Executive Vice President and Chief Omnichannel Sales and Asian Emerging Markets | Executive Vice President, Global General Counsel and Corporate Affairs Officer |

* Mr. Abrams-Rivera served as Chief Executive Officer and as a member of the Board until December 31, 2025 and as an advisor until March 6, 2026.

** Mr. Navio served as Executive Vice President and President, North America until February 22, 2026 and as an advisor until March 6, 2026.

COMPENSATION STRUCTURE AND GOALS

COMPENSATION GOVERNANCE BEST PRACTICES

WHAT WE DO	WHAT WE DO NOT DO
✓ Proactive year-round **engagement with stockholders** on executive compensation	✗ **No excessive risk** taking that would threaten the reputation or sustainability of Kraft Heinz
✓ Strong **alignment between pay and performance** with **robust incentive plan performance goals**	✗ **No excise tax gross ups**
✓ Base pay **increases on merit and market alignment**	✗ **No guaranteed** salary increases or bonuses
✓ Rigorous **stock ownership requirements** to align executives' interests with stockholders	✗ **No single-trigger** change in control provisions
✓ Maintain a robust **clawback policy**	✗ **No hedging** transactions, short-selling, or transacting in puts, calls, or other derivatives on Kraft Heinz securities
✓ Use **double-trigger change in control** provisions	✗ **No pledging** or holding Kraft Heinz securities in a margin account as collateral for a loan
✓ Compensation Committee engages an **independent compensation consultant,** who performs no other work for the Company, to advise on executive compensation matters	✗ **No non-qualified deferred compensation** programs for executives
✓ Retain independent consultant to perform **risk assessment** of executive and broad-based annual compensation programs	✗ **No enhanced benefit programs** for executives

TOTAL REWARDS PHILOSOPHY AND OBJECTIVES

Our Total Rewards philosophy is designed to provide a meaningful and flexible spectrum of programs that support our workforce and their families, and complement Kraft Heinz's strategy and values. We aim to grow the best people through meritocracy and pay for performance. Our rewards strategy includes compensation elements of base pay and incentives, healthcare, savings and insurance plans, wellbeing plans, employee recognition programs, and other voluntary elected benefits. We believe in ownership and meritocracy, recognizing and rewarding our people on their achievements and impact as they grow their careers with us, and that Kraft Heinz is a great place for those who dare to win in a challenging, ambitious, and engaging environment. We aim for global consistency while respecting local market practices and employee preferences. The plans are designed to be market competitive and data-driven to promote our high-performance and results-oriented growth culture and realize our Purpose to Make Life Delicious for employees and their families.

Our core principles are:



PAY FOR PERFORMANCE

- ✓ Approximately three-quarters of our executive compensation is at-risk and performance-driven with metrics aligned to our long-term growth strategy and reflecting our strong pay-for-performance philosophy. Kraft Heinz performance is evaluated by:

  (1) Our performance, including results against short- and long-term growth targets, as approved by the Compensation Committee

  (2) Total return to our stockholders relative to our peers



CEO 2025*
17% RSUs
7% Base Salary
39% PSUs
CEO
22% Performance Bonus Plan at Target
76% Performance-Based and/or at Risk
15% Matching RSUs
Other NEOs 2025
17% RSUs
11% Base Salary
Other NEOs
20% Performance Bonus Plan at Target
38% PSUs
72% Performance-Based and/or at Risk
14% Matching RSUs

Charts illustrate mix of performance-driven, at-risk compensation as a percent of target total direct compensation. We consider the Bonus Investment Plan Matching RSUs performance-driven because the match amount is determined based on achievement under the Performance Bonus Plan and at-risk because they remain subject to vesting and their value is subject to the long-term performance of our common stock.

* Reflects 2025 compensation for Mr. Abrams-Rivera.



ALIGN WITH STOCKHOLDER INTERESTS

- ✓ Our compensation programs are designed to align our executives' interests with those of our stockholders.
- ✓ Approximately three-quarters of our executive compensation is tied to Kraft Heinz performance.
- ✓ Our stock ownership guidelines strengthen alignment of our executive officers' interests with those of our stockholders.



DRIVE LONG-TERM PROFITABLE GROWTH

- ✓ We are driven by our Values *We dare to do better every day*, *We own it*, and *We champion great people*.
- ✓ We reward and invest in attracting, engaging, and retaining world-class talent with the highest potential to drive sustainable, long-term growth and profitability.

RECOGNIZE INDIVIDUAL PERFORMANCE

- ✓ Individual performance consistent with our Values is also taken into consideration.
- ✓ We recognize and reward demonstrated skills while supporting continued development.
- ✓ We see non-financial performance metrics, such as our sustainability targets, as a key element of the long-term success of our business and reflective of our external responsibility as global leaders, and we believe they add value for our stockholders and other stakeholders.



YEAR-ROUND EXECUTIVE COMPENSATION-SETTING PROCESS

We have a robust annual cycle to plan, review, and execute executive compensation, with changes generally effective on the first day of our fiscal year. Highlights from our 2025 agenda include:

JANUARY TO MARCH

- Evaluated and finalized previous year business performance and individual contributions
- Evaluated performance and future potential of executives in order to make individual compensation decisions
- Finalized performance measures and targets for performance cycles of 2025 PSU awards and Performance Bonus Plan, aligned with our annual operating plan and long-term strategy
- Reviewed stock ownership guidelines and NEO compliance

APRIL TO JUNE

- Annual Meeting of Stockholders

JULY TO SEPTEMBER

- Reviewed talent, leadership & succession pipeline, and culture strategy, and progress against talent engagement goals
- Evaluated and set compensation and performance peer groups for the following year
- Reviewed incentive plan status against established metrics and targets
- Reviewed results of say-on-pay vote of stockholders
- Reviewed Committee Charter

OCTOBER TO DECEMBER

- Completed risk assessment of compensation programs
- Undertook search for Chief Executive Officer successor
- Benchmarked compensation programs and pay opportunities versus the compensation and performance peer groups
- Reviewed and approved Committee advisor and independence assessment
- Reviewed progress against talent, leadership, and culture strategies
- Reviewed incentive plan status against established metrics and targets
- Reviewed performance measures for inclusion in compensation program design for 2026
- Discussed stockholder engagement efforts and feedback

The Compensation Committee oversees our executive compensation program and plans to align them with our strategy, goals, and stockholder interests. In making 2025 compensation decisions, the Compensation Committee considered a number of factors, including:

1	2	3	4	5	6
Compensation programs at peer companies	Kraft Heinz's performance over the last three years	Our financial plan as part of our growth strategy and long-term outlook	Realized pay from our historical compensation programs	Methods of aligning executive compensation with stockholder returns	Individual responsibilities and performance, leadership, years of experience, and long-term growth potential

ROLE OF INDEPENDENT CONSULTANT

Since 2022, the Compensation Committee has engaged Meridian Compensation Partners LLC ("Meridian") as its independent compensation consultant. Meridian is hired by and reports directly to the Compensation Committee. Meridian attends meetings and executive sessions of the Committee at which compensation matters are considered and advises and provides guidance and analysis to the Compensation Committee on matters pertaining to executive and non-employee director compensation, including CEO and executive compensation plans and design, executive compensation-related regulatory matters and governance best practices, and competitive market studies. Meridian provides guidance and performs various analyses for the Compensation Committee, including peer group benchmarking and analyses regarding pay and performance alignment, incentive plan performance measures and TSR correlation, and the rigor of performance goals.

Meridian does not provide any other services to Kraft Heinz or any of our affiliates and may not be engaged to provide any other services to us without the approval of the Compensation Committee.

The Compensation Committee reviews Meridian's performance periodically and reviews Meridian's independence under SEC and Nasdaq rules for compensation consultants. The Compensation Committee has concluded that Meridian is independent and has no conflicts of interest relating to its engagement by the Committee.

ROLE OF PEER GROUPS

We continuously review and assess our compensation programs to create alignment with our strategies and philosophy. We believe it is important to understand the compensation programs and practices of companies with which we compete for talent, consumers, and investors. The Compensation Committee uses two peer groups: the compensation peer group is used to benchmark executive compensation and compensation design, and the performance peer group is used to measure our relative performance, including for determining relative performance in our PSU awards.

We review the selection criteria and companies in both peer groups regularly. For 2025, the Compensation Committee did not make any changes to the peer groups indicated below.

COMPENSATION PEER GROUP			
Archer-Daniels-Midland Company	Colgate-Palmolive Company	Kimberly-Clark Corporation	The Procter & Gamble Company
PERFORMANCE PEER GROUP			
Campbell Soup Company	Kellanova*	Mondelēz International, Inc.	The Hershey Company
Conagra Brands, Inc.	Keurig Dr Pepper Inc.	PepsiCo, Inc.	The J. M. Smucker Company
General Mills, Inc.	McCormick & Company, Incorporated	The Coca-Cola Company	Tyson Foods, Inc.
Hormel Foods Corporation			

* Kellanova was acquired on December 11, 2025 by Mars, Incorporated. As a result of the acquisition, Kellanova was no longer publicly traded and was removed from the peer group.

COMPENSATION PEER GROUP

The Compensation Committee, in consultation with the compensation consultant, reviews compensation data from the compensation peer group of companies as a reference point to benchmark and evaluate the compensation of our NEOs, including our CEO, and compensation plan designs.

The compensation peer group is based on publicly traded, U.S.-based organizations in the Consumer Staples Industry (under the Global Industry Classification Standard (GICS)) with revenue and market capitalization of approximately half to double Kraft Heinz's net sales. We consider the organizations in this industry to be peers in competition for talent, consumers, and investors.

Company
Overview

Voting
Roadmap

Stockholder
Engagement

Our
Board

Governance

Director
Compensation

Beneficial
Ownership

**Executive
Compensation**

Audit
Matters

Other
Information

Appendix A
Non-GAAP

Appendix B
A&R Plan

PERFORMANCE PEER GROUP

We established the performance peer group in 2021 with the introduction of our TSR performance metric to compare our long-term incentive compensation to the delivery of results relative to the performance peers, which we consider our performance peer group.

We selected a subset of Fast-moving Consumer Goods (FMCG) and Consumer Goods (CG) peers from our compensation peer group for the performance peer group. We view these companies particularly to be impacted by similar external and market factors and to similar degrees as us. We believe measuring our results relative to this performance peer group supports our pay-for-performance philosophy and aligns with stockholder interests.

CONSIDERATION OF SAY-ON-PAY VOTE

The Compensation Committee and full Board take the outcome of stockholders' annual advisory votes on compensation seriously and are focused on continuing to solicit, understand, and respond to stockholders' feedback through these annual votes and our stockholder engagement efforts.

Through our ongoing engagement with stockholders, we seek to elicit and consider a broad range of stockholder perspectives regarding our executive compensation program and structure.

At our 2025 Annual Meeting, stockholders showed strong support of our executive compensation program, with approximately 96% of votes cast in favor of our say-on-pay proposal. As part of our continual review and assessment of our compensation programs and in consideration of stockholder feedback, we did not make any changes to the executive compensation program for 2025 as a result of the say-on-pay vote.

2025 EXECUTIVE COMPENSATION PROGRAM

We believe that our compensation programs should preserve our culture of ownership and meritocracy, recognizing and rewarding our employees for their achievements and impact. We aim to grow the best people through meritocracy and pay for performance.

Our compensation program has been designed to take into consideration fixed elements (base salary, benefits, and limited perquisites) and variable elements (short-term incentives (annual bonus) and long-term incentives (equity awards)), with a view toward linking a significant portion of each executive's, including our NEO's, compensation opportunity to Kraft Heinz's performance and their individual performance. Our compensation elements are designed to work together to recognize achieved performance, continue to drive value creation, and align our employees' interests with those of our stockholders.

When assessing our compensation program and determining the total compensation we offer to our executives, including our NEOs, we take into consideration the overall rewards opportunity for each individual, including benefits and perquisites, against market position and expected / actual achieved performance relative to our peers. In line with our pay-for-performance philosophy, we generally do not offer enhanced benefits or significant perquisites to our executives, including our NEOs. While our method of delivering total compensation may vary from our peers, our approach to determining target and assessing total compensation opportunity is in line with peer practice. Total cash and total direct compensation potential are designed to reflect above market median only when strong relative performance is achieved, aligning with our performance-based pay philosophy.

Our Performance Bonus Plan ("PBP") financial measure maximum opportunity is limited to 120% of target and our PSU maximum opportunity is limited to 150% of target. Our maximum payout opportunity is designed to be below market practice (which peer and broader market practice generally provides for payout up to 200% of target), and to take into consideration the targets set for the plans.

Our voluntary, annual bonus investment plan ("Bonus Investment Plan") plays an important role in aligning our employees' goals with our stockholders, and, through the equity match feature, tying short-term compensation with our long-term growth and strategy. It also operates as an employee retention tool since participants must hold their purchased shares for the vesting period of the matching shares. Since the investment opportunity is tied to the level of PBP achievement, participation provides the potential for above median total compensation when long-term value creation is achieved.

For 2025, the primary elements and objectives of our compensation program for our executive officers, including our NEOs, are:

Category	Term	Element	Performance Metric	Description	Strategy Alignment
FIXED	Short-Term	**Base Salary**	—	Ongoing base cash compensation based on the executive officer's role and responsibilities, individual job performance, experience, and market.	✓ Recruitment and retention ✓ Market competitive
PERFORMANCE-BASED AND VARIABLE	Short-Term	**Performance Bonus Plan (PBP)**	PBP Adjusted Operating Income (50%) PBP Organic Net Sales (30%) PBP Free Cash Flow Conversion (20%)	Annual cash incentive with actual cash payouts linked to achievement of key annual Kraft Heinz performance targets and individual performance targets, with equity investment opportunity under our Bonus Investment Plan.	✓ Drive top-tier performance ✓ Incentivize and reward performance ✓ With Bonus Investment Plan, tie short-term compensation with our long-term strategy and stockholders' interests
PERFORMANCE-BASED AND VARIABLE	Short-Term	**Bonus Investment Plan**	—	RSUs awarded to match an employee's investment of a portion of their PBP payout in Kraft Heinz stock in lieu of cash and vest based upon continued employment. Matching RSUs vest 50% on the second anniversary and 50% on the third anniversary based upon continued employment.	✓ Recruitment and retention ✓ Drive top-tier performance ✓ Align with stockholders' interests ✓ Long-term value creation
PERFORMANCE-BASED AND VARIABLE	Long-Term	**PSUs**	Three-year relative TSR (40%), three-year Organic Net Sales compound annual growth rate (CAGR) (30%), and three-year cumulative Free Cash Flow (30%)	Linked to achievement of long-term profitability goals, vest subject to continued employment and the achievement of the performance metrics, and may be awarded through an annual award or performance award.	✓ Recruitment and retention ✓ Drive top-tier performance ✓ Align with stockholders' interests ✓ Long-term value creation ✓ Incentivize achievement of specific performance goals and long-term strategy ✓ Drive long-term profitable growth
PERFORMANCE-BASED AND VARIABLE	Long-Term	**RSUs**	—	Vest 75% on the third anniversary and 25% on the fourth anniversary based upon continued employment and may be awarded through an annual award or performance award.	✓ Recruitment and retention ✓ Drive top-tier performance ✓ Align with stockholders' interests ✓ Long-term value creation
PERFORMANCE-BASED AND VARIABLE	Long-Term	**Stock Options**	We view stock options to be performance-based as their value is tied to Kraft Heinz performance and our stock price.	Generally vest in full after three years based on continued employment and may be awarded through a performance award.	✓ Recruitment and retention ✓ Drive top-tier performance ✓ Align with stockholders' interests ✓ Link realized value entirely to stock appreciation ✓ Drive long-term profitable growth
OTHER		**Benefits and Perquisites**	—	We do not offer enhanced benefits or significant perquisites to our NEOs. Limited types of non-wage compensation provided in addition to base salary, short-term incentives, and long-term incentives.	✓ Market competitive

2025 NEO COMPENSATION SNAPSHOTS



CARLOS ABRAMS-RIVERA*
CEO

As CEO, Mr. Abrams-Rivera was responsible for managing execution of the Company's long-term strategy, driving key new business opportunity developments and financial performance, and setting the tone for Company culture, ethics, and compliance.



TARGET

- 17% RSUs
- 7% Base Salary
- 22% Performance Bonus Plan at Target
- 39% PSUs
- 15% Matching RSUs

	BASE SALARY	PERFORMANCE BONUS PLAN	BONUS INVESTMENT PLAN MATCH	ANNUAL EQUITY AWARD
ACTUAL	$1,100,000	$1,520,310	$938,344	$5,950,000 PSUs $2,550,000 RSUs

2025 CHANGES

No compensation changes for Mr. Abrams-Rivera were made for 2025.

* Mr. Abrams-Rivera served as Chief Executive Officer and as a member of Board until December 31, 2025 and as an advisor until March 6, 2026.



ANDRE MACIEL
EVP AND GLOBAL CHIEF FINANCIAL OFFICER

Mr. Maciel has primary responsibility for management of our financial condition, capital allocation, system of internal controls, financial reporting, investor relations, acquisitions and divestitures, capital market transactions, and information technology.



TARGET

- 17% RSUs
- 10% Base Salary
- 19% Performance Bonus Plan at Target
- 41% PSUs
- 13% Matching RSUs

	BASE SALARY	PERFORMANCE BONUS PLAN	BONUS INVESTMENT PLAN MATCH	ANNUAL EQUITY AWARD
ACTUAL	$725,000	$725,000	$421,925	$3,084,375 PSUs $1,321,875 RSUs

2025 CHANGES

No compensation changes for Mr. Maciel were made for 2025.



PEDRO NAVIO*
EVP AND PRESIDENT, NORTH AMERICA

Mr. Navio led the Company's U.S. and Canadian operations, driving business growth through consumer-first marketing, innovation, and people development.



TARGET

- 18% RSUs
- 9% Base Salary
- 18% Performance Bonus Plan at Target
- 42% PSUs
- 13% Matching RSUs

	BASE SALARY	PERFORMANCE BONUS PLAN	BONUS INVESTMENT PLAN MATCH	ANNUAL EQUITY AWARD
ACTUAL	$650,000	$583,538	$234,532	$3,018,750 PSUs $1,293,750 RSUs

2025 CHANGES

The Compensation Committee approved increasing Mr. Navio's PBP target award opportunity for the annual cash bonus from 175% to 200%, effective February 2, 2025, to better align with market practice.

* Mr. Navio served as Executive Vice President and President, North America until February 22, 2026 and as an advisor until March 6, 2026.



CORY ONELL
EVP AND CHIEF OMNICHANNEL SALES AND ASIAN EMERGING MARKETS OFFICER

Mr. Onell is responsible for unlocking growth through distribution channels, as well as leading the Company's Asia emerging markets strategy, including the Company's Asia businesses outside of Japan and South Korea.



TARGET

- 15% RSUs
- 14% Base Salary
- 21% Performance Bonus Plan at Target
- 35% PSUs
- 15% Matching RSUs

	BASE SALARY	PERFORMANCE BONUS PLAN	BONUS INVESTMENT PLAN MATCH	ANNUAL EQUITY AWARD
ACTUAL	$575,000	$257,370	$159,170	$1,452,500 PSUs $622,500 RSUs

2025 CHANGES

No compensation changes for Mr. Onell were made for 2025.



ANGEL WILLIS
EVP, GLOBAL GENERAL COUNSEL AND CORPORATE AFFAIRS OFFICER

Ms. Willis is responsible for leading the Company's legal and corporate affairs function, including corporate governance and securities, corporate and commercial transactions, regulatory, intellectual property, litigation, labor and employment, and government affairs and communications.

TARGET



13%
RSUs

16%
Base Salary

24%
Performance Bonus Plan at Target

30%
PSUs

17%
Matching RSUs

	BASE SALARY	PERFORMANCE BONUS PLAN	BONUS INVESTMENT PLAN MATCH	ANNUAL EQUITY AWARD
ACTUAL	$620,000	$483,600	$51,531	$1,134,000 PSUs
				$486,000 RSUs

2025 CHANGES

No compensation changes for Ms. Willis were made for 2025.

BASE SALARY

Base salary is the principal "fixed" element of our executive compensation. The Compensation Committee believes that it is important that each NEO receives a market-competitive base salary that provides an appropriate balance between fixed and "at risk" compensation. The initial base salary of each NEO is established in connection with their hiring. In establishing base salaries, we review and consider market-based survey and peer proxy data for informational purposes and generally target market median.

The annualized base salary for each NEO as of December 27, 2025 was:

NEO	2024 Base Salary ($)	2025 Base Salary ($)	Change
Mr. Abrams-Rivera	1,100,000	1,100,000	—
Mr. Maciel	725,000	725,000	—
Mr. Navio	650,000	650,000	—
Mr. Onell	575,000	575,000	—
Ms. Willis	620,000	620,000	—

The Compensation Committee has sole responsibility for the review of our CEO's compensation. Our CEO has primary responsibility for the review of the compensation of his direct reports, including the other NEOs, and provides salary recommendations to the Compensation Committee.

We believe that the base salary review process serves our pay-for-performance philosophy because base pay increases are not provided to all NEOs on an annual basis. Increases are performance-based and dependent on the NEO's success and achievement in their role or for market parity.

ANNUAL CASH-BASED PERFORMANCE BONUS PLAN (PBP)

The PBP is designed to motivate and reward employees who contribute positively toward our near-term business strategy and achieve their annual individual performance objectives. To support our continued evolution, in 2025 we made a key change to our bonus plan by introducing the PBP scorecard. The PBP scorecard helps us measure and reward progress towards our annual and long-term business goals and provides a clear and transparent way to track individual and collective performance and ensure we are on track to deliver results. The scorecard is comprised of 50% company performance, 30% entity performance, and 20% team or individual performance. Our Value, *We own it*, lets us lean into our culture of meritocracy, where every role – regardless of level or function – contributes to our collective success. The formula for determining a PBP participant's annual bonus payout is:


Actual CY 25 Salary
×
Bonus Target
×
Company Performance
Global
Zone
+
Entity Performance
Country / BU / Zone Function / WHQ
+
Team/Individual Performance
Team/Individual KPIs
=
$
PBP Payout

BASE SALARY

For purposes of PBP payout, we calculate base salary by averaging an employee's annual salary as of the 15th day of each month. For any new hires or changes in salary during the fiscal year, we prorate the base salary amount based upon the duration of the individual's service or timing of changes.

TARGET AWARD OPPORTUNITY

We establish a target award opportunity for each NEO prior to the beginning of each year, or upon their hire or establishment of increased responsibilities or changes in role, set as a percentage of the NEO's annual base salary. When establishing the target award opportunity, we consider the overall design of the PBP plan compared to peers, including the nature of the performance targets set versus the strategic plan, the maximum payout opportunity available under the plan, and the balance of the compensation components in the NEO's total direct compensation relative to market.

The target award opportunity for each of our NEOs as of December 27, 2025 was:

NEO	2024 Target Award Opportunity	2025 Target Award Opportunity	Change
Mr. Abrams-Rivera	300%	300%	—
Mr. Maciel	200%	200%	—
Mr. Navio[a]	175%	200%	14.29%
Mr. Onell	150%	150%	—
Ms. Willis	150%	150%	—

(a) The Compensation Committee approved increasing Mr. Navio's PBP target award opportunity for the annual bonus target to better align with market practice.

COMPANY PERFORMANCE

We continue to evolve our performance management and Performance Bonus Plan approach to drive profitable growth by creating a stronger link to enterprise value creation and emphasizing greater collaboration. The company performance is comprised of three weighted metrics. Each of these metrics is based upon achievement of the threshold, target, or maximum level for each executive, including our NEOs.

For our 2025 fiscal year, the Company used a weighted average of three metrics (PBP Adjusted Operating Income (50%), PBP Organic Net Sales (30%), and PBP Free Cash Flow Conversion (20%)) for our company performance. Each of these metrics can achieve a score that ranges from 50% at threshold, to 100% at target, and 120% at maximum based on achievement against the established targets. Our maximum payout opportunity of 120% is designed to be below market practice (which market practice generally provides for payout up to 200% of target).

We believe PBP Adjusted Operating Income, PBP Organic Net Sales, and PBP Free Cash Flow Conversion more clearly reflect key aspects of our performance, including revenue growth, expense control, and efficient use of capital. The Compensation Committee believes these three metrics appropriately reflect our focus on successful management of our core operations—growing our business and driving sustained increases in profit—in turn, aligning the interests of our NEOs with those of our stockholders. PBP Adjusted Operating Income, PBP Organic Net Sales, and PBP Free Cash Flow Conversation are defined below under *Company Performance Metrics.*

For 2025, the Compensation Committee approved the achievement of the three Company Performance metrics as follows:

	PBP Adjusted Operating Income		PBP Organic Net Sales		PBP Free Cash Flow Conversion	
	($ millions)	(%)	($ millions)	(%)	(%)	(%)
Threshold	5,275	50%	25,179	50%	88%	50%
Target	5,495	100%	25,693	100%	93%	100%
Maximum	5,582	120%	26,026	120%	95%	120%
ACTUAL	**4,746**	**0%**	**24,831**	**0%**	**126%**	**120%**

Leaning into our Value, *We Own It*, for our Executive Leadership Team, the 2025 company performance was calculated based upon the weighted average of the three Company Performance metrics. The following table shows the company performance achievement from 2021 through 2025 for our NEOs. The Committee believes that these results are consistent with how the Company performed against its targets during these years and reflect the pay-for-performance objectives of our executive compensation program.

COMPANY PERFORMANCE ACHIEVEMENT: 2021 THROUGH 2025

2025 Achieved	2024 Achieved	2023 Achieved	2022 Achieved	2021 Achieved
24%	48%	120%	96%	94%

COMPANY PERFORMANCE METRICS

PBP Adjusted Operating Income is defined as net income/(loss)before interest expense, other expense/(income), provision for/(benefit from) income taxes; in addition to these adjustments, we exclude, when they occur, the impact of foreign currency fluctuations by maintaining the exchange rates established in our Annual Operating Plan ("AOP"), restructuring activities, deal costs, separation costs, unrealized gains/(losses) on commodity hedges, impairment losses, and certain non-ordinary course legal and regulatory matters. In cases where zone achievement is 100% or lower, we adjust for higher or lower incentive compensation compared with what we established in our AOP.

PBP Organic Net Sales is defined as total external revenue minus discounts and allowances. It also excludes, when they occur, the impact of foreign currency fluctuations by maintaining the exchange rates established in our AOP.

PBP Free Cash Flow Conversion is defined as Free Cash Flow divided by Adjusted Net Income/(Loss). Free Cash Flow is defined as net cash provided by/(used for) operating activities less capital expenditures. It excludes, where they occur, the impact of foreign currency by maintaining the exchange rates established in our AOP.

We may adjust the threshold, target, and maximum metrics to incorporate the impact of acquisitions and divestitures.

ENTITY PERFORMANCE

To foster cross-functional collaboration and partnership across teams, key performance indicators ("KPIs") are cascaded to tie to the priorities of the entity an individual reports to. This may be a zone, business unit, country, function, or a combination of these, depending on the employee's role. These KPIs tie closely to the priorities of that entity based on the Company's operating plan.

INDIVIDUAL PERFORMANCE

The foundation of each employee's individual performance score is our Management by Objectives ("MBO") process. At the beginning of each year, the Compensation Committee establishes a series of individual performance goals, or MBOs, that are based upon our corporate strategy, which are then cascaded throughout the organization. First, the Compensation Committee establishes MBOs for our CEO. Then, in consultation with the Compensation Committee, the CEO establishes corresponding MBOs for each of his direct reports, including the NEOs, which are further cascaded down throughout the organization. This cascading process enables us to drive initiatives by aligning individual employee goals throughout the organization.

Each NEO has an MBO comprised of multiple goals or objectives. For each goal, there are one or more KPIs, which are the quantitative or qualitative metrics used to track achievement of the goal.

Company
Overview Voting
Roadmap Stockholder
Engagement Our
Board Governance Director
Compensation Beneficial
Ownership **Executive
Compensation** Audit
Matters Other
Information Appendix A
Non-GAAP Appendix B
A&R Plan

For 2025, the company, entity, team, and/or individual goals for each of the NEOs and the overall performance ascribed by the Compensation Committee for each NEO based on their performance were:

NEO	Goals	Key Performance Indicators (KPIs)	Weight (%)	Total PBP Scorecard Achievement
Mr. Abrams-Rivera	• **Deliver Kraft Heinz Financial Results**	– Achievement of PBP Adjusted Operating Income, PBP Organic Net Sales, and PBP Free Cash Flow Conversion	50	**46.07%**
	• **Deliver Kraft Heinz Profitability**	– Achievement of global PBP Adjusted Gross Margin Percent	10	
	• **Deliver Market Superiority**	– Achievement of global value market share	10	
	• **Generate Long-Term Sustainable Growth**	– Progress on brand growth system objectives	10	
		– Achievement of portfolio transformation objectives	10	
	• **Employee Retention**	– Achievement of retention objectives	10	
Mr. Maciel	• **Deliver Kraft Heinz Financial Results**	– Achievement of PBP Adjusted Operating Income, PBP Organic Net Sales, and PBP Free Cash Flow Conversion	50	**50.00%**
	• **Deliver Kraft Heinz Profitability**	– Achievement of global PBP Adjusted Gross Margin Percent	10	
	• **Deliver Market Superiority**	– Achievement of global value market share	10	
	• **Generate Long-Term Sustainable Growth**	– Achievement of global Free Cash Flow	10	
		– Achievement of portfolio transformation objectives	15	
	• **Strategic Priority Focus on Finance Transformation**	– Achievement of finance transformation objectives	5	
Mr. Navio	• **Deliver Kraft Heinz Financial Results**	– Achievement of PBP Adjusted Operating Income, PBP Organic Net Sales, and PBP Free Cash Flow Conversion	50	**45.36%**
	• **Deliver Kraft Heinz Profitability**	– Achievement of North America PBP Adjusted Gross Margin Percent	10	
	• **Deliver Market Superiority**	– Achievement of North America zone value market share	20	
	• **Generate Long-Term Sustainable Growth**	– Achievement of Brand Growth System objectives	5	
		– Achievement of US/Omnichannel sales objectives	5	
		– Achievement of North America portfolio transformation objectives	5	
	• **Employee Retention**	– Achievement of North America engagement and retention objectives	5	
Mr. Onell	• **Deliver Kraft Heinz Financial Results**	– Achievement of PBP Adjusted Operating Income, PBP Organic Net Sales, and PBP Free Cash Flow Conversion	50	**29.84%**
	• **Deliver Kraft Heinz Profitability**	– Achievement of NSV for Away From Home	10	
		– Achievement of NSV for Asian Emerging Markets	10	
		– Achievement of Asia Emerging Markets PBP Adjusted Gross Margin Percent	10	

	• **Generate Long-Term Sustainable Growth**	– Achievement of North America Onmichannel objectives	5	
		– Achievement of Geo Whitespace objectives	10	
	• **Strategic Priority Focus on Sales Excellence**	– Achievement in global sales excellence objectives	5	
Ms. Willis	• **Deliver Kraft Heinz Financial Results**	– Achievement of PBP Adjusted Operating Income, PBP Organic Net Sales, and PBP Free Cash Flow Conversion	50	
	• **Deliver Kraft Heinz Profitability**	– Achievement of global PBP Adjusted Gross Margin Percent	10	
	• **Generate Long-Term Sustainable Growth**	– Achievement of portfolio transformation objectives	10	**52.00%**
	• **Strategic Priorities**	– Achievement of key legal initiatives	10	
		– Achievement of risk management excellence objectives	10	
		– Achievement of key communications evolution objectives	10	

PBP PAYOUT EARNED

In our 2025 fiscal year, the Compensation Committee approved the following PBP payouts earned for each of our NEOs:

Name	Base Salary for PBP Calculation ($)	Target Award Opportunity (%)	Total PBP Scorecard Achievement (%)	PBP Payout Earned[a] ($)
Mr. Abrams-Rivera	1,100,000	300%	46.07%	1,520,310
Mr. Maciel	725,000	200%	50.00%	725,000
Mr. Navio	650,000	200%	45.36%	583,538
Mr. Onell	575,000	150%	29.84%	257,370
Ms. Willis	620,000	150%	52.00%	483,600

(a) Payout calculations are interpolated between minimum, target, and maximum.

BONUS INVESTMENT PLAN

As part of our commitment to fostering an ownership mentality and to align employees' interests with stockholders' interests and drive stockholder value, we offer certain employees, including our NEOs, the opportunity to participate in our voluntary, annual Bonus Investment Plan. Our Bonus Investment Plan plays an important role in aligning our employees' goals with our stockholders, and, through the equity match feature, tying short-term compensation with our long-term growth and strategy. It also operates as an employee retention tool since participants must hold their purchased shares for the three-year vesting period of the matching shares.

This unique program is designed to drive performance and aligns with our belief in meritocracy and commitment to offering competitive compensation. There are two key components under the plan; (1) Employee Investment: eligible employees can invest a portion of their earned annual PBP bonus toward the purchase of shares of Company stock ("Investment Shares") and (2) Company Match: the Company will then grant a matching contribution in the form of Restricted Stock Units ("Matching RSUs").

EMPLOYEE INVESTMENT

To participate in the plan, eligible employees elect to invest a portion of their calculated net bonus to purchase Investment Shares. For our NEOs, the investment required is 35% of their calculated net bonus. Calculated net bonus is the employee's PBP payout earned less an amount based on a normalized tax rate (based on country of residence). Since the investment opportunity is tied to the level of PBP achievement, participation provides the potential for above median total compensation when relative performance is achieved.

The number of Investment Shares purchased is calculated as the product of the participant's calculated net bonus and the participant's election percentage, divided by the closing price of our stock on the plan effective date:



$$\frac{\text{CALCULATED NET BONUS} \times 35\%}{\text{CLOSING STOCK PRICE}} = \text{NUMBER OF INVESTMENT SHARES}$$

COMPANY MATCH

The number of Matching RSUs a participant receives is calculated as the product of the participant's gross PBP payout earned, the participant's election percentage (35% for our NEOs), and a multiplier that is associated with the participant's level in the organization, divided by the closing price of our stock on the plan effective date:



$$\frac{\text{PBP PAYOUT EARNED} \times 35\% \times \text{MULTIPLIER ASSOCIATED WITH LEVEL}}{\text{CLOSING STOCK PRICE}} = \text{NUMBER OF MATCHING RSUs}$$

The Matching RSUs will cliff vest 50% on the second anniversary of the grant date and 50% on the third anniversary of the grant date, subject to the employee's continued employment with Kraft Heinz and the retention of the Investment Shares as described below. Matching RSUs are eligible to receive dividends when paid that are accrued and issued at the dividend payment date in the form of DEUs. DEUs are subject to the same terms as the original grant of the underlying Matching RSUs.

If a participant sells or otherwise transfers Investment Shares before the related Matching RSUs are vested, he, she, or they will immediately forfeit:

- if 50% or less of the Investment Shares are sold or transferred, an amount of Matching RSUs and accrued DEUs equal to two times the percentage of Investment Shares sold or transferred
- if more than 50% of the Investment Shares are sold or transferred, 100% of the Matching RSUs and accrued DEUs

In 2025, our eligible NEOs participated in the Bonus Investment Plan as follows, based on 2024 PBP payouts earned:

Name	Investment Amount ($)	Investment Shares (#)	Matching RSUs (#)
Mr. Abrams-Rivera	281,519	9,167	30,555
Mr. Maciel	126,587	4,122	13,739
Mr. Navio	70,387	2,292	7,637
Mr. Onell	47,785	1,556	5,183
Ms. Willis	15,478	504	1,678

The Compensation Committee believes that the Bonus Investment Plan as a whole, and the forfeitability of the Matching RSUs, in particular, fosters employee retention and strongly motivates eligible employees to hold Kraft Heinz common stock for the long-term, further emphasizing a long-term view in creating stockholder value.

ANNUAL EQUITY AWARDS

Our long-term incentive programs, including annual equity awards and the Bonus Investment Plan, play an important role in our total reward and recognition strategy enabling our pay-for-performance philosophy and our ownership and meritocracy culture. The Compensation Committee believes that PSUs and RSUs incentivize long-term performance and provide additional alignment between the NEOs' interests and those of our stockholders, while also providing a significant retention incentive, because the underlying value of the awards is tied to our stock price and the performance of the Company.

In March 2025, in order to further retain, engage, and motivate top talent and align the interests of management with those of our stockholders, we issued PSUs and RSUs to employees at the Director level and above, including each of our NEOs. The equity award was granted using a mix of 70% PSUs and 30% RSUs, which vest 75% on the third anniversary and 25% on the fourth anniversary of the grant date. To define the size of an individual total annual equity award we take into consideration an NEO's individual performance, relevant market data, and the NEO's total direct compensation opportunity (including base salary, PBP, Bonus Investment Plan Matching RSUs, assuming the NEO will elect to participate in the program, and the baseline equity award, which is determined by the NEO's job level and their annual base salary).

Name	PSU Award At Target ($)	RSU Award ($)	Total Annual Award At Target[a] ($)
Mr. Abrams-Rivera	5,950,000	2,550,000	8,500,000
Mr. Maciel	3,084,375	1,321,875	4,406,250
Mr. Navio	3,018,750	1,293,750	4,312,500
Mr. Onell	1,452,500	622,500	2,075,000
Ms. Willis	1,134,000	486,000	1,620,000

(a) Under The Kraft Heinz Company 2020 Omnibus Incentive Plan and related award agreements, (i) performance share units granted less than 24 months prior to an executive's separation date are forfeited in full and (ii) restricted stock units granted less than 12 months prior to an executive's separation date are forfeited in full.

PSUs

The number of PSUs that will vest will be based on a performance period from December 29, 2024, the first day of our 2025 fiscal year, through December 25, 2027, the last day of our 2027 fiscal year, for achievement against the below metrics:

Weight	Measure	Payout
40%	3-year average annual Company Total Shareholder Return (TSR) performance relative to the performance peer group	Threshold: 25% Target: 100% Maximum: 150%
30%	3-year Organic Net Sales compound annual growth rate (CAGR)	Threshold: 25% Target: 100% Maximum: 150%
30%	3-year Cumulative Free Cash Flow	Threshold: 25% Target: 100% Maximum: 150%

Our maximum performance opportunity of 150% is designed to be below market practice (which market practice generally provides for payout up to 200% of target) in recognition of the notional values of the PSU award and the targets relative to market median.

The Company will compare achieved TSR over the performance period versus the companies identified in the performance peer group described above using the following calculation. We calculate TSR using average stock price and dividends paid in (i) the last three fiscal months at end of the assessed period and (ii) three fiscal months in the period immediately preceding the beginning of assessed period.



$$\frac{\text{ENDING TSR PRICE} - \text{STARTING TSR PRICE} + \text{REINVESTED DIVIDENDS}}{\text{STARTING TSR PRICE}} = \text{TSR}$$

The relative TSR achieved performance and the respective number of PSUs earned is based upon the Company's relative rank among the peer companies at the end of the performance period, calculated on a linear basis.

Relative Rank	80th Percentile	60th Percentile[(a)]	25th Percentile	Below 25th Percentile
Percent of Granted PSUs Earned	150%	100%	25%	0%

(a) TSR achievement capped at target in the event of a negative TSR result at the end of the performance period.

In 2025, select employees critical to delivering the long-term strategy, including the NEOs, were awarded a higher maximum opportunity to increase focus on baseline plan financial metrics and incentivize extraordinary performance above expectations. Recipients are eligible to earn an additional one-time award of shares if the Company achieves above 100% on Free Cash Flow, equal/above 40th percentile on relative TSR, and above a predefined absolute stock price, for a maximum award opportunity of 450% of the target PSUs awarded. Payout of this one-time award is subject to achievement and a total 5-year vesting period (including a 3-year performance period and an additional two year vesting window). There will be no additional funding if the Company does not achieve 100% of its baseline financial goals.

RSUs

RSUs are eligible to receive dividends when paid that are accrued and issued at the dividend payment date in the form of DEUs. DEUs are subject to the same terms as the original grant of the underlying RSUs.

PSU PERFORMANCE

2023 PSU PERFORMANCE CONDITIONS CERTIFIED

The number of PSUs earned under the grants made on March 1, 2023 (the "2023 PSUs") were based on achievement of relative TSR (40%), Organic Net Sales CAGR (30%), and Cumulative Free Cash Flow (30%) targets over a three-year performance period. The Company compared achieved TSR over the performance period versus the companies identified in the performance peer group. In February 2026, the Compensation Committee certified that the performance conditions for the 2023 PSUs had been met as follows. The 2023 PSUs earned vested 75% on March 1, 2026, and will vest 25% on March 1, 2027, subject to continued service through such date.

Performance Indicator	Achievement Against Target	PSUs Earned
TSR relative rank versus 2023 performance peer group (40%)	42.9%	17.2%
Organic Net Sales CAGR (30%)	0%	0%
Cumulative Free Cash Flow (30%)	147.8%	44.3%
Total PSUs Earned		**61.5%**

2024 AND 2025 PSU PERFORMANCE STATUS

The number of PSUs earned under the grants made on March 1, 2024 (the "2024 PSUs") and March 1, 2025 (the "2025 PSUs") will be based on achievement of relative TSR (40%), Organic Net Sales CAGR (30%), and Cumulative Free Cash Flow (30%) targets over a three-year performance period. The Company will compare achieved TSR over the performance period versus the companies identified in the performance peer group.

The levels of TSR performance for the awards, calculated based upon an ending date of December 27, 2025, were:



Relative TSR Rank Percent PSUs earned	80th Percentile 150%	60th Percentile 100%	25th Percentile 25%

2024 PSUs

Performance Period:
January 2024- December 2026

KHC

Relative TSR Rank Percent PSUs earned	80th Percentile 150%	60th Percentile 100%	25th Percentile 25%

2025 PSUs

Performance Period:
January 2025- December 2027

KHC

Achievement below the 25th percentile results in no earned PSUs. The percent of PSUs earned for achievement above the 80th percentile is capped at 150%.

TIMING OF EQUITY AWARDS

The Company has a practice of granting annual equity awards to eligible employees, including NEOs, which may include PSUs, stock options and time-based RSUs, typically in the first quarter of each year. Interim equity grants, such as grants made to new hires, are generally made at the time of the next annual grant, although these practices may in the future be varied. During 2025, the Compensation Committee did not consider material nonpublic information when determining the timing or terms of equity awards for the NEOs, and the Company did not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation. The Compensation Committee did not grant stock options to any NEO in 2025.

RETENTION EQUITY AWARDS

In September 2025, in connection with the announcement of the proposed separation, in order to retain, engage, and motivate top talent working on the transaction, we issued retention equity awards to key employees, including some of our NEOs. The retention equity award consisted of 100% RSUs, which vest 100% on the 18-month anniversary of the grant date.

Name	Total Award[a] ($)
Mr. Maciel	1,449,992
Mr. Navio	650,009
Mr. Onell	575,009
Ms. Willis	930,001

(a) Under The Kraft Heinz Company 2020 Omnibus Incentive Plan and related award agreements, restricted stock units granted less than 12 months prior to an executive's separation date are forfeited in full.

BENEFITS AND PERQUISITES

We strive to be equitable in our application of benefits and perquisites across our employee population and specific to particular business situations. We do not provide bespoke executive plans. In addition to base salary, our Performance Bonus Plan, and long-term incentive equity grants, we provide certain benefit programs to our NEOs, including retirement plan contributions, health and welfare insurance benefits, and certain other limited perquisite benefits. In support of our meritocracy and pay for performance culture, our perquisites are by design below market compared to peers.

We maintain defined contribution retirement plans to allow employees to save for retirement in a tax-efficient manner. Our eligibility guidelines and contribution levels are the same for all employees, including the NEOs. For 2025, none of our NEOs participated in any defined benefit pension plans, non-qualified deferred compensation plans, or supplemental retirement or executive savings plans.

We also provide health and welfare insurance benefits to employees, including our NEOs, which include life, disability, and health insurance benefit plans. The eligibility guidelines and rates for these plans, and our contribution levels, do not favor our NEOs or other members of senior management over our other employees. In general, we do not offer enhanced benefits or significant perquisites to our NEOs. In 2025, we provided limited perquisite benefits, which included, for example, limited tax advisory services, immigration benefits, and reimbursement of certain housing and relocation expenses for business reasons.

OTHER COMPENSATION POLICIES AND PRACTICES

OFFICER STOCK OWNERSHIP GUIDELINES

To strengthen alignment of our NEOs' interests with those of our stockholders, our stock ownership guidelines require our NEOs to hold shares of our common stock in an amount equal to a specified multiple of the NEO's annual base salary, as follows. All of our current NEOs, including our CEO, are in compliance with the ownership guidelines.



Role	Minimum Ownership		Compliance Period
CEO	●●●●●●	**6x BASE SALARY**	5 years from appointment to a position subject to the guidelines
Other NEOs	●●●	**3x BASE SALARY**	

RSUs, DEUs accrued on RSUs (including Matching RSUs), stock equivalents in savings plans or deferred compensation plans, and shares held in a trust for the benefit of immediate family members count toward satisfying this ownership requirement. Unearned PSUs and unexercised stock options do not count toward satisfying this ownership requirement. For more details on the stock ownership of our NEOs, see *Beneficial Ownership of Stock—Directors and Officers*.

CHANGE IN CONTROL SEVERANCE PLAN

We maintain The Kraft Heinz Company Change in Control Severance Plan (the "CIC Plan") to better align the Company's benefits plans to be more consistent with peers and market practice.

Under the CIC Plan, executive officers, including the CEO, and certain other senior-level employees who experience a qualifying termination in connection with a change in control, as defined under the CIC Plan, in the three months prior to, or the 24 months following, a change in control will be eligible to receive severance payments and benefits as follows:

- Severance pay equal to two times the sum of annual base salary and target PBP payout for the CEO and one-and-a-half times the sum of annual base salary and target PBP payout for the other executive officers and certain other senior-level employees;

- PBP payout for the current year at target and prorated for service;

- Health and welfare benefits continued for 24 months following the qualifying termination for the CEO and 18 months following the qualifying termination for our other executive officers and certain other senior-level employees, as defined by the CIC Plan;

- Outplacement services to assist covered employees with their transition to new employment; and

- Vesting (including acceleration of vesting) of outstanding equity awards in accordance with the applicable award agreement and plan.

Change in control is defined under the CIC Plan as (i) any change in beneficial ownership of more than 50% of the combined voting power of the Company's outstanding stock is acquired by a person or company, directly or indirectly, (ii) as result of a merger or consolidation, (iii) a change in the majority of the Board over a defined period, or (iv) sale or transfer of substantially all assets, or complete liquidation of the company.

In order to receive severance payments and benefits under the CIC Plan, recipients must agree to a non-revocable release of claims and continued compliance with restrictive covenants including non-competition and non-solicitation obligations that run for a number of months following termination of employment equal to the number of months used in the calculation of severance pay.

CLAWBACK POLICY

We maintain a clawback policy that applies to our employees (including our NEOs and other executive officers). Effective October 2, 2023, the clawback policy was updated to include mandatory recoupment of excess incentive-based compensation received by a covered executive (including the NEOs) on or after October 2, 2023 in the event of a restatement of the Company's financial statements due to material non-compliance with any financial reporting requirement under federal securities laws, as required by Nasdaq listing standards implementing Exchange Act Rule 10D-1. In addition, under the policy, in certain circumstances, including misconduct, stock options, PSUs, RSUs (including Matching RSUs), payments under the PBP and similar short-term incentive bonus plans, and any proceeds or other benefits an NEO may receive may be subject to forfeiture and/or repayment to us at the discretion of the Compensation Committee or to the extent required by applicable laws or rules. Further, if an NEO receives any amount in excess of what he, she, or they should have received under the terms of any award for any reason (including without limitation by reason of a financial restatement, mistake in calculations, or administrative error), all as determined by the Compensation Committee, then such NEO may be required to promptly repay any such excess amount to us, at the discretion of the Compensation Committee.

IMPACT OF TAX AND ACCOUNTING POLICIES

When determining total direct compensation packages, the Compensation Committee considers all factors that may have an impact on our financial performance, including tax and accounting rules and regulations under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Tax Code"). Section 162(m) of the Tax Code generally limits our ability to deduct compensation paid to "covered employees" (as defined in the Tax Code) to the extent such compensation exceeds $1 million to such employee in any fiscal year.

HUMAN CAPITAL AND COMPENSATION COMMITTEE REPORT

The Compensation Committee oversees our compensation programs on behalf of the Board. In fulfilling its oversight responsibilities, the Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis included in this Proxy Statement. In reliance on that review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in our Proxy Statement to be filed with the SEC in connection with our Annual Meeting and incorporated by reference in our Annual Report on Form 10-K for the year ended December 27, 2025, which was filed with the SEC on February 12, 2026.

HUMAN CAPITAL AND COMPENSATION COMMITTEE


Diane Gherson
Chair


Elio Leoni Sceti


Tony Palmer


James Park


John C. Pope

EXECUTIVE COMPENSATION TABLES

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1][2] ($)	Option Awards[1] ($)	Non-Equity Incentive Plan Compensation[3] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation[5] ($)	Total Compensation ($)
Carlos Abrams-Rivera Chief Executive Officer	2025	1,100,000	—	8,102,609	—	1,520,310	—	25,891	10,748,810
	2024	1,100,000	—	6,533,365	—	1,340,495	—	25,524	8,999,384
	2023	800,000	—	5,155,982	—	2,257,373	—	488,026	8,701,381
Andre Maciel EVP and Global Chief Financial Officer	2025	725,000	—	5,585,731	—	725,000	—	28,215	7,063,946
	2024	725,000	—	4,246,487	—	602,783	—	87,281	5,661,551
	2023	713,462	—	3,736,930	—	1,466,974	—	363,103	6,280,469
Pedro Navio EVP and President, North America	2025	650,000	—	4,519,387	—	583,538	—	168,688	5,921,613
	2024	647,596	80,000	3,543,036	—	335,064	—	364,983	4,970,679
Cory Onell EVP and Chief Omnichannel Sales and Asian Emerging Markets Officer	2025	575,000	—	2,483,158	—	257,370	—	25,288	3,340,816
	2024	573,881	—	2,155,686	—	227,424	—	24,930	2,981,921
Angel Willis EVP, Global General Counsel and Corporate Affairs Officer	2025	620,000	250,000[4]	2,346,983	—	483,600	—	141,888	3,842,471

(1) The amounts shown in this column include the aggregate grant date fair value, computed in accordance with ASC Topic 718, of Matching RSUs, PSUs, RSUs (all Stock Awards), and stock options (Option Awards), as applicable. For a discussion of the assumptions made in the valuation of these awards, see *Note 11, Employees' Stock Incentive Plans,* under *Item 8, Notes to Consolidated Financial Statements* in our 2025 Annual Report. For a discussion of the terms applicable to the Matching RSUs, PSUs, RSUs, and stock options, as well as vesting, forfeiture, and other terms, see above under — *Compensation Discussion and Analysis—2025 Executive Compensation Program*.

(2) The amounts reported for stock awards represent the aggregate grant date fair value of stock awards in accordance with the accounting guidance on share-based payments. For a discussion of the assumptions and methodologies used in calculating the grant date fair value of these awards, see *Note 11, Employees' Stock Incentive Plans*, under *Item 8, Notes to Consolidated Financial Statements* in our 2025 Annual Report. For 2025, the amounts reported in this column represent the grant date fair value of PSU awards. The maximum grant recipients may earn is up to 150% of the target number of PSUs granted. In 2025, for certain PSUs granted to specified employees, recipients will be eligible to earn an additional one-time award of shares if the Company delivers above 100% of aggregate financial metrics, additional detail included in Grants of Plan Based Awards table and footnotes. The maximum for Mr. Abrams-Rivera is $15,157,033; Mr. Maciel is $7,857,133; for Mr. Navio is $7,690,034; for Mr. Onell is $3,700,134; for Ms. Willis is $2,888,808.

(3) The 2025 amounts shown in this column reflect compensation earned for 2025 performance under our PBP. The bonuses were paid to each NEO in the first quarter of 2026 in cash or shares of stock pursuant to our Bonus Investment Plan.

(4) The amount shown in this column includes the final payment of a hiring bonus for Ms. Willis.

(5) The following table sets forth a detailed breakdown of the items that comprise "All Other Compensation" for 2025:

Year	Matching Contribution to Kraft Heinz 401(k) ($)	Insurance Coverage[a] ($)	Relocation Expenses ($)	Commuting Expenses ($)	Tax Support and Payments ($)	Total ($)
Mr. Abrams-Rivera	24,500	1,391	—	—	—	25,891
Mr. Maciel	24,500	994	—	—	2,721	28,215
Mr. Navio	11,500	891	—	—	156,297	168,688
Mr. Onell	24,500	788	—	—	—	25,288
Ms. Willis	22,727	850	100,000	18,311	—	141,888

(a) Reflects basic life and accidental death and dismemberment insurance coverages.

GRANTS OF PLAN-BASED AWARDS

The following table sets forth information regarding the grant of plan-based awards for each of the NEOs in our 2025 fiscal year.

Name	Grant Date	Grant Type	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Mr. Abrams Rivera		PBP[1]	1,650,000	3,300,000	3,630,000							
	3/01/2025	Matching RSUs							30,555			938,344
	3/01/2025	PSUs[2]				48,437	193,746	871,871				4,614,229
	3/01/2025	RSUs							83,036			2,550,036
Mr. Maciel		PBP[1]	725,000	1,450,000	1,595,000							
	3/01/2025	Matching RSUs							13,739			421,925
	3/01/2025	PSUs[2]				25,109	100,436	451,962				2,391,934
	3/01/2025	RSUs							43,044			1,321,881
	9/03/2025	Retention RSUs[3]							53,843			1,449,992
Mr. Navio		PBP[1]	650,000	1,300,000	1,430,000							
	3/01/2025	Matching RSUs							7,637			234,532
	3/01/2025	PSUs[2]				24,575	98,300	442,350				2,341,064
	3/01/2025	RSUs							42,129			1,293,782
	9/03/2025	Retention RSUs[3]							24,137			650,009
Mr. Onell		PBP[1]	431,250	862,500	948,750							
	3/01/2025	Matching RSUs							5,183			159,170
	3/01/2025	PSUs[2]				11,825	47,298	212,841				1,126,426
	3/01/2025	RSUs							20,272			622,553
	9/03/2025	Retention RSUs[3]							21,352			575,009
Ms. Willis		PBP[1]	465,000	930,000	1,023,000							
	3/01/2025	Matching RSUs							1,678			51,531
	3/01/2025	PSUs[2]				9,232	36,927	166,172				879,435
	3/01/2025	RSUs							15,826			486,016
	9/03/2025	Retention RSUs[3]							34,534			930,001

(1) Payments are based on achievement of individual and financial performance goals. The company performance metric was calculated based upon PBP Adjusted Operating Income, PBP Organic Net Sales, and PBP Free Cash Flow Conversion for 2025 PBP awards, which has a Threshold payout level of 50%, and Maximum payout level of 120%. Threshold amounts also reflect a minimum individual performance score of 10%, while Target amounts reflect an individual performance score of 100%, and Maximum amounts reflect a company performance score of 120% and an entity and individual performance score of 100%. Annual incentive award payments were made in cash to each NEO after the end of 2025 based on actual results achieved. Actual amounts earned are reflected in the Summary Compensation Table.

(2) Granted under the 2020 Omnibus Incentive Plan. The performance metric was approved by the Compensation Committee on February 4, 2025. The Target number of shares shown in the table reflects the number of shares of common stock that will be earned if each of the performance metrics are achieved at target levels by December 25, 2027. Actual shares awarded will vest 75% on the third anniversary of the grant date and the final 25% will vest on the fourth anniversary of the grant date. The performance target is based on achievement of relative TSR (40%), Organic Net Sales CAGR (30%), and Cumulative Free Cash Flow (30%) targets over a three-year performance period. The Company will compare achieved TSR over the performance period versus the 13 companies identified in the performance peer group. Dividends are not earned on the PSUs.

(3) In September 2025, in connection with the announcement of the proposed separation, in order to retain, engage, and motivate top talent working on the transaction, we issued equity retention awards to key employees, including some of our NEOs. The equity retention award consisted of 100% RSUs, which vest 100% on the 18-month anniversary of the grant date.

(4) In 2025, for certain PSUs granted to specified employees critical to delivering the long-term strategy, including the NEOs, to increase focus on baseline plan financial metrics and incentivize extraordinary performance above expectations, recipients will be eligible to earn an additional one-time award of shares if the Company delivers above 100% of aggregate financial metrics, relative TSR at or above median, and a predefined absolute TSR target, for a maximum additional award opportunity of up to 300% of target. Payout of this one-time award is subject to achievement and a total 5-year vesting period (including a 3-year performance period and an additional two year vesting window). There will be no additional funding if the Company does not achieve 100% of aggregate of its baseline financial goals.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following table sets forth each NEO's outstanding equity awards as of the end of our 2025 fiscal year.

| | | | Option Awards | | | | Stock Awards | | | |
Name	Grant Date	Grant Type	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1] ($)
Mr. Abrams-Rivera	3/1/2025	Matching RSUs					32,455 [2]	783,139		
	3/1/2025	PSUs							193,749 [3]	4,675,163
	3/1/2025	RSUs					88,198 [4]	2,128,218		
	3/1/2024	Matching RSUs					50,092 [2]	1,208,720		
	3/1/2024	PSUs							112,084 [5]	2,704,587
	3/1/2024	RSUs					53,496 [6]	1,290,858		
	3/1/2023	Matching RSUs					32,480 [2]	783,742		
	3/1/2023	PSUs							82,033 [7]	1,979,456
	3/1/2023	RSUs					40,917 [8]	302,807		
	3/1/2022	PSUs							7,756 [9]	187,152
	3/1/2022	RSUs					11,817 [10]	285,144		
	3/1/2022	Stock Options	5,171		38.68	3/1/2032				
	3/1/2021	Stock Options	5,393		37.09	3/1/2031				
	6/1/2020	Stock Options	82,183		30.42	6/1/2030				
Mr. Maciel	3/1/2025	Matching RSUs					14,593 [2]	352,129		
	3/1/2025	PSUs							100,436 [3]	2,423,521
	3/1/2025	RSUs					45,720 [4]	1,103,224		
	9/3/2025	Retention RSUs					55,576 [11]	1,341,049		
	3/1/2024	Matching RSUs					32,551 [2]	785,456		
	3/1/2024	PSUs							72,855 [5]	1,757,991
	3/1/2024	RSUs					34,772 [6]	839,048		
	3/1/2023	Matching RSUs					19,556 [2]	471,886		
	3/1/2023	PSUs							62,094 [7]	1,498,328
	3/1/2023	RSUs					30,972 [8]	747,354		
	3/1/2022	PSUs							3,878 [9]	93,576
	3/1/2022	RSUs					6,278 [10]	151,488		
	3/1/2022	Stock Options	2,586		38.68	3/1/2032				
	3/1/2021	Stock Options	2,562		37.09	3/1/2031				
	8/16/2019	Stock Options	39,355		25.41	8/16/2029				
	3/1/2016	Stock Options	19,315		77.66	3/1/2026				

Name	Grant Date	Grant Type	Option Awards				Stock Awards			
			Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1] ($)
Mr. Navio	3/1/2025	Matching RSUs					8,112 [2]	195,743		
	3/1/2025	PSUs							98,300 [3]	2,371,979
	3/1/2025	RSUs					44,749 [4]	1,079,793		
	9/3/2025	Retention RSUs					24,914 [11]	601,175		
	3/1/2024	Matching RSUs					19,848 [2]	478,932		
	3/1/2024	PSUs							66,005 [5]	1,592,701
	3/1/2024	RSUs					31,504 [6]	760,192		
	3/1/2023	Matching RSUs					11,888 [2]	286,857		
	3/1/2023	PSUs							34,180 [7]	824,763
	3/1/2023	RSUs					17,050 [8]	411,417		
	3/1/2022	PSUs							2,908 [9]	70,170
	3/1/2022	RSUs					4,706 [10]	113,556		
	3/1/2022	Stock Options	1,939		38.68	3/1/2032				
	3/1/2022	Stock Options	64,633		38.68	3/1/2032				
	3/1/2021	Stock Options	977		37.09	3/1/2031				
	3/1/2018	Stock Options	52,325		66.89	3/1/2028				
Mr. Onell	3/1/2025	Matching RSUs					5,506 [2]	132,860		
	3/1/2025	PSUs							47,298 [3]	1,141,301
	3/1/2025	RSUs					21,532 [4]	519,567		
	9/3/2025	Retention RSUs					22,039 [11]	531,801		
	3/1/2024	Matching RSUs					17,392 [2]	419,669		
	3/1/2024	PSUs							36,366 [5]	877,512
	3/1/2024	RSUs					17,357 [6]	418,824		
	3/1/2023	Matching RSUs					11,801 [2]	284,758		
	3/1/2023	PSUs							33,948 #	819,165
	3/1/2023	RSUs					16,935 [8]	408,642		
	3/1/2022	PSUs							2,908 #	70,170
	3/1/2022	RSUs					4,706 [10]	113,556		
	3/1/2022	Stock Options	1,784		38.68	3/1/2032				
	3/1/2021	Stock Options	1,719		37.09	3/1/2031				
Ms. Willis	3/1/2025	Matching RSUs					1,783 [2]	43,024		
	3/1/2025	PSUs							36,927 [3]	891,049
	3/1/2025	RSUs					16,809 [4]	405,601		
	9/3/2025	Retention RSUs					35,645 [11]	860,114		

(1) The market value of the shares that have not vested is based on the closing price of $24.13 for Kraft Heinz common stock on December 27, 2025, the last trading day of our fiscal year.

(2) Total includes DEUs that are subject to the same terms as the original grant. The Matching RSUs vested or are scheduled to vest on: March 1, 2026 for awards granted on March 1, 2023; March 1, 2027 for awards granted on March 1, 2024; and 50% on March 1, 2028 and 50% on March 1, 2029 for awards granted on March 1, 2025.

(3) These awards are scheduled to vest 75% on March 1, 2028 and 25% on March 1, 2029 based upon achievement of performance conditions for the 2025 PSUs.

(4) Total includes DEUs that are subject to the same terms as the original grant. These awards are scheduled to vest 75% on March 1, 2028 and 25% on March 1, 2029.

(5) These awards are scheduled to vest 75% on March 1, 2027 and 25% on March 1, 2028 based upon achievement of performance conditions for the 2024 PSUs.

(6) Total includes DEUs that are subject to the same terms as the original grant. These awards are scheduled to vest 75% on March 1, 2027 and 25% on March 1, 2028.

(7) These awards are scheduled to vest 75% on March 1, 2026 and 25% on March 1, 2027 based upon achievement of performance conditions for the 2023 PSUs

(8) These awards are scheduled to vest 75% on March 1, 2026 and 25% on March 1, 2027 based upon achievement of performance conditions for the 2023 PSUs.

(9) The Compensation Committee has certified that the achievement of the performance conditions for these awards has been met. The outstanding portion of these awards is scheduled to vest on March 1, 2026.

(10) Total includes DEUs that are subject to the same terms as the original grant. The outstanding portion of these awards is scheduled to vest on March 1, 2026.

(11) Total includes DEUs that are subject to the same terms as the original grant. These awards are scheduled to vest March 3, 2027.

OPTION EXERCISES AND STOCK VESTED

The following table sets forth option exercises and stock vested for each of our NEOs as of the end of our 2025 fiscal year.

Name	Option Awards		Stock Awards[1]	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Mr. Abrams-Rivera	—	—	121,078	3,718,305
Mr. Maciel	—	—	60,274	1,851,015
Mr. Navio	—	—	33,858	1,039,779
Mr. Onell	—	—	56,431	1,732,996
Ms. Willis	—	—	—	—

(1) The following table provides details of the stock awards that vested and value realized:

Name	Grant Date	Vesting Date	Number of Shares	Stock Price on Vesting Date ($)[2]	Value Realized on Vesting ($)	Description
Mr. Abrams-Rivera	3/1/2021	3/1/2025	10,111	30.71	310,509	Shares underlying an award of PSUs, the remaining 25% vested
	3/1/2021	3/1/2025	8,118	30.71	249,304	Shares underlying an award of RSUs, including DEUs accrued, the remaining 25% vested
	3/1/2022	3/1/2025	5,171	30.71	158,801	Shares underlying an award of PSUs, 100% of which vested
	3/1/2022	3/1/2025	23,268	30.71	714,560	Shares underlying an award of PSUs, of which 75% vested
	3/1/2022	3/1/2025	11,817	30.71	362,900	Shares underlying an award of RSUs, including DEUs accrued, 100% of which vested
	3/1/2022	3/1/2025	27,139	30.71	833,439	Shares underlying an award of RSUs, including DEUs accrued, 100% of which vested
	3/1/2022	3/1/2025	35,454	30.71	1,088,792	Shares underlying an award of RSUs, including DEUs accrued, 75% of which vested
Mr. Maciel	3/1/2021	3/1/2025	4,044	30.71	124,191	Shares underlying an award of PSUs, the remaining 25% vested
	3/1/2021	3/1/2025	3,250	30.71	99,808	Shares underlying an award of RSUs, including DEUs accrued, the remaining 25% vested
	3/1/2022	3/1/2025	2,586	30.71	79,416	Shares underlying an award of PSUs, 100% of which vested
	3/1/2022	3/1/2025	11,634	30.71	357,280	Shares underlying an award of PSUs, of which 75% vested
	3/1/2022	3/1/2025	5,908	30.71	181,435	Shares underlying an award of RSUs, including DEUs accrued, 100% of which vested
	3/1/2022	3/1/2025	15,129	30.71	464,612	Shares underlying an award of RSUs, including DEUs accrued, 100% of which vested
	3/1/2022	3/1/2025	17,723	30.71	544,273	Shares underlying an award of RSUs, including DEUs accrued, 75% of which vested
Mr. Navio	3/1/2021	3/1/2025	3,033	30.71	93,143	Shares underlying an award of PSUs, the remaining 25% vested
	3/1/2021	3/1/2025	2,435	30.71	74,779	Shares underlying an award of RSUs, including DEUs accrued, the remaining 25% vested
	3/1/2022	3/1/2025	1,939	30.71	59,547	Shares underlying an award of PSUs, 100% of which vested
	3/1/2022	3/1/2025	8,726	30.71	267,975	Shares underlying an award of PSUs, of which 75% vested
	3/1/2022	3/1/2025	4,431	30.71	136,076	Shares underlying an award of RSUs, including DEUs accrued, 100% of which vested
	3/1/2022	3/1/2025	13,294	30.71	408,259	Shares underlying an award of RSUs, including DEUs accrued, of which 75% vested
Mr. Onell	3/1/2021	3/1/2025	4,044	30.71	124,191	Shares underlying an award of PSUs, the remaining 25% vested
	3/1/2021	3/1/2025	8,059	30.71	247,492	Shares underlying an award of RSUs, including DEUs accrued, the remaining 50% vested
	3/1/2021	3/1/2025	3,250	30.71	99,808	Shares underlying an award of RSUs, including DEUs accrued, the remaining 25% vested
	3/1/2022	3/1/2025	1,784	30.71	54,787	Shares underlying an award of PSUs, 100% of which vested
	3/1/2022	3/1/2025	8,726	30.71	267,975	Shares underlying an award of PSUs, of which 75% vested
	3/1/2022	3/1/2025	4,075	30.71	125,143	Shares underlying an award of RSUs, including DEUs accrued, 100% of which vested
	3/1/2022	3/1/2025	13,199	30.71	405,341	Shares underlying an award of RSUs, including DEUs accrued, 100% of which vested
	3/1/2022	3/1/2025	13,294	30.71	408,259	Shares underlying an award of RSUs, including DEUs accrued, the remaining 25% vested

(2) Represents the closing price of Kraft Heinz common stock on the applicable vesting date.

PENSION BENEFITS

None of our NEOs participate in any defined benefit pension arrangements.

NONQUALIFIED DEFERRED COMPENSATION

None of our NEOs participate in any nonqualified deferred compensation arrangements.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The table, footnotes, and narratives below reflect the assumption that a hypothetical termination of employment and/or change in control occurred on the last business day of our 2025 fiscal year.

Name	Element	Involuntary Termination without Cause[1] ($)	Termination upon Change in Control[2] ($)	Termination due to Death or Disability[3] ($)	Termination due to Retirement[4] ($)
Mr. Abrams-Rivera	Salary	2,200,000	2,200,000	—	—
	Bonus	—	6,600,000	1,520,310	1,520,310
	Intrinsic Value of Accelerated Equity	2,731,415	17,031,171	17,031,171	6,740,064
	Health and Wellness Benefits[5]	42,886	42,886	—	—
	Outplacement Assistance	4,000	4,000	—	—
	TOTAL	**4,978,301**	**25,878,057**	**18,551,481**	**8,260,374**
Mr. Maciel	Salary	1,087,500	1,087,500	—	—
	Bonus	—	2,175,000	725,000	725,000
	Intrinsic Value of Accelerated Equity	1,908,955	11,565,051	11,565,051	4,587,137
	Health and Wellness Benefits[5]	32,165	32,165	—	—
	Outplacement Assistance	4,000	4,000	—	—
	TOTAL	**3,032,620**	**14,863,716**	**12,290,051**	**5,312,137**
Mr. Navio	Salary	975,000	975,000	—	—
	Bonus	—	1,950,000	583,538	583,538
	Intrinsic Value of Accelerated Equity	1,158,985	8,787,277	8,787,277	2,945,887
	Health and Wellness Benefits[5]	32,165	32,165	—	—
	Outplacement Assistance	4,000	4,000	—	—
	TOTAL	**2,170,150**	**11,748,442**	**9,370,815**	**3,529,425**

Name	Element	Involuntary Termination without Cause[1] ($)	Termination upon Change in Control[2] ($)	Termination due to Death or Disability[3] ($)	Termination due to Retirement[4] ($)
Mr. Onell	Salary	862,500	862,500	—	—
	Bonus	—	1,293,750	257,370	257,370
	Intrinsic Value of Accelerated Equity	1,048,305	5,737,824	5,737,824	2,534,784
	Health and Wellness Benefits[5]	32,165	32,165	—	—
	Outplacement Assistance	4,000	4,000	—	—
	TOTAL	**1,946,970**	**7,930,239**	**5,995,194**	**2,792,154**
Ms. Willis	Salary	930,000	930,000	—	—
	Bonus	—	1,395,000	483,600	483,600
	Intrinsic Value of Accelerated Equity	—	2,199,787	2,199,787	—
	Health and Wellness Benefits[5]	32,165	32,165	—	—
	Outplacement Assistance	4,000	4,000	—	—
	TOTAL	**966,165**	**4,560,952**	**2,683,387**	**483,600**

(1) As of the last day of our 2025 fiscal year, in the event of a termination by the Company other than for cause (as defined in the Severance Plan, which is described below), our Severance Plan generally provides for vesting (including acceleration of vesting) of outstanding equity awards or eligible equity awards in accordance with the applicable award agreement and plan, 24 months of base salary for the CEO and 18 months of base salary for senior executives, payable in a lump sum as soon as possible after termination, and Company-paid COBRA for U.S.-based employees for the severance period and outplacement services, for senior executives with a signed and not revoked release of claims who comply with any applicable post-employment obligations.
   – 2023 RSUs vest 50%; 2023 Matching RSUs vest 66.66%; 2023 PSUs vest 50%; 2024 RSUs vest 25%; Matching RSUs vest 33.33%; and
   – 2022 merit RSUs; 2022 merit PSUs; 2024 PSUs; 2025 RSUs (including Matching and Retention RSUs); and 2025 PSUs are forfeited.
   Amounts reflect the intrinsic value of shares underlying options that would vest, calculated as the difference between $24.13, the closing price of Kraft Heinz common stock on December 27, 2025 (the last trading day of our fiscal year), and the exercise price of the options.

(2) As of the last day of our 2025 fiscal year, in the event of a qualifying termination during the change in control period (as defined in the CIC Plan), our CIC Plan generally provides for vesting (including acceleration of vesting) of outstanding equity awards in accordance with the applicable award agreement and plan and a payment equal to (i) 1.5 times the sum (for NEOs other than the CEO) and two times the sum (for the CEO) of annual rate of regular pay and target PBP bonus, payable in a lump sum as soon as possible after the change in control, (ii) a pro-rated PBP bonus for the year of termination at target level of achievement, payable at the same time as other performance bonuses are paid, and (iii) Company-paid COBRA for U.S.-based employees for the severance period and outplacement services, for NEOs (including the CEO) with a signed and not revoked release and restrictive covenant agreement.
   – 2021, 2022 merit RSUs; 2021, 2022 merit PSUs; 2022 RSUs; 2023, 2024, 2025 RSUs (including Matching RSUs); and 2022, 2023, 2024, 2025 PSUS fully vest.
   Amounts reflect the intrinsic value of shares underlying options that would vest, calculated as the difference between $24.13, the closing price of Kraft Heinz common stock on December 27, 2025 (the last trading day of our fiscal year), and the exercise price of the options.

(3) As of the last day of our 2025 fiscal year, in the event of a death or disability:
   – 2021, 2022 merit RSUs; 2021, 2022 merit PSUs; 2022 RSUs; 2023, 2024, 2025 RSUs (including Matching RSUs); and 2022, 2023, 2024, 2025 PSUS fully vest.
   Amounts reflect the intrinsic value of shares underlying options that would vest, calculated as the difference between $24.13, the closing price of Kraft Heinz common stock on December 27, 2025 (the last trading day of our fiscal year), and the exercise price of the options.

(4) As of the last day of our 2025 fiscal year, in the event of a termination due to retirement:
   – 2022 merit RSUs; 2022 merit PSUs; 2023 RSUs (including Matching RSUs); 2023 PSUs; and 2023, 2024 RSUs (including Matching RSUs) fully vest; and
   – 2024, 2025 PSUs; and 2025 RSUs (including Matching and Retention RSUs) are forfeited.
   Amounts reflect the intrinsic value of shares underlying options that would vest, calculated as the difference between $24.13, the closing price of Kraft Heinz common stock on December 27, 2025 (the last trading day of our fiscal year), and the exercise price of the options.

(5) Amount reflects medical and dental benefit coverage continuation under COBRA, less the executive premium contribution.

Company
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Stockholder
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Our
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Governance

Director
Compensation

Beneficial
Ownership

**Executive
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Audit
Matters

Other
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Appendix A
Non-GAAP

Appendix B
A&R Plan

SEVERANCE PAY PLAN

We maintain the Kraft Heinz Company Amended & Restated Severance Pay Plan for Salaried Employees (the "Severance Plan"). Under the Severance Plan, salaried employees, including the CEO and the other NEOs, who experience a qualifying termination will be eligible to receive severance payments and benefits as follows:

- Severance pay equal to 24 months of base salary for the CEO and 18 months of base salary for senior executives, as defined in the plan;

- Health and welfare benefits continued for 24 months following the qualifying termination for the CEO and 18 months following the qualifying termination for senior executives, as defined in the Severance Plan;

- Outplacement services to assist covered employees with their transition to new employment; and

- Vesting (including acceleration of vesting) of outstanding equity awards in accordance with the terms of the applicable award agreement and plan.

In order to receive severance payments and benefits under the Severance Plan, recipients must agree to a non-revocable release of claims and continued compliance with restrictive covenants, including non-competition and non-solicitation obligations.

CHANGE IN CONTROL SEVERANCE PLAN

For more information regarding the CIC Plan, see above under —*Compensation Discussion and Analysis—Other Compensation Policies and Practices—Change in Control Severance Plan.*

EQUITY AWARDS

The Compensation Committee approved the terms of award agreements for equity awards (options, PSUs, Matching RSUs, and RSUs) granted under the 2020 Omnibus Incentive Plan. For all awards issued under these agreements, the award recipient's termination due to death or disability would result in such awards being fully vested and exercisable, in the case of PSUs to the extent the performance conditions had been satisfied.

 

PAY RATIO DISCLOSURE

In accordance with SEC rules, we disclose the annual total compensation of Mr. Abrams-Rivera, our CEO for our 2025 fiscal year, and our median employee, as well as the ratio of the annual total compensation of Mr. Abrams-Rivera relative to the annual total compensation of our median employee. For our 2025 fiscal year: [pending median employee final Championship eligibility]

	Annual Total Compensation ($)	Pay Ratio Estimate
CEO	10,748,810	**170:1**
Our median employee	63,053	

METHODOLOGY

Under SEC rules, we select a methodology for identifying our median employee most appropriate based on our size, organizational structure, and compensation plans, policies, and procedures using our best judgment. As permitted under SEC rules, we determined that there have not been any changes to our employee population and compensation arrangements from fiscal year 2025 that we believe would result in a significant change to our pay ratio disclosure. As a result, for 2025, we used the same median employee that was identified for fiscal year 2023 and 2024.

Our median employee as of December 1, 2023 was a full-time hourly U.S. factory employee. To identify our median employee, we examined 2023 base salaries plus target incentive bonuses for our employee population, excluding our Chief Executive Officer, as of December 1, 2023. We believe the use of base salaries plus target incentive bonus for all employees is a consistently applied compensation measure because we do not widely distribute annual equity awards to employees and because we believe that this measure reasonably reflects the total annual compensation of our employees. In accordance with SEC rules, we include all full-time, part-time, temporary, and seasonal employees worldwide. We exclude independent contractors, student interns, and individuals who became employees as the result of acquisitions for the fiscal year in which the transaction became effective. In 2025, we did not have any employees omitted related to acquisitions.

We calculated annual total compensation in accordance with the disclosure rules and requirements for our NEOs under the *Summary Compensation Table.*

As SEC rules allow companies to adopt a variety of methodologies for identifying a median employee and calculating the pay ratio, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their individual employee populations and compensation practices, the pay ratio reported by other companies, including companies in our compensation peer group, may not be comparable to our pay ratio.

PAY VERSUS PERFORMANCE DISCLOSURE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid ("CAP") and certain financial performance of the Company. Unless the context requires otherwise, references to years below mean our fiscal years.

PAY VERSUS PERFORMANCE TABLE

					Value of Initial Fixed $100 Investment Based On:			
Year	Summary Compensation Table (SCT) Total for CEO(1) ($)	Compensation Actually Paid (CAP) to CEO(2) ($)	Average SCT Total for Non-CEO NEOs(3) ($)	Average CAP to Non-CEO NEOs(4) ($)	Total Shareholder Return (TSR)(5) ($)	Peer Group TSR(6) ($)	Net Income(7) ($ in millions)	Adjusted Operating Income(8) ($ in millions)
2025	10,748,810	6,953,641	5,386,817	3,605,899	86.97	$201.42	(5,848)	4,745
2024	8,999,384	4,758,413	4,021,616	3,099,815	104.46	$171.35	2,746	5,360
2023	11,359,250	8,155,888	6,765,828	5,379,052	120.16	$135.03	2,846	5,297
2022	7,098,246	11,036,341	5,609,580	9,451,924	126.55	$106.92	2,368	4,989
2021	8,605,599	6,901,200	6,259,577	7,248,556	105.08	$129.44	1,024	5,268

(1) The dollar amounts reported are the amounts of Total Compensation reported in the *Summary Compensation Table* for each corresponding fiscal year. Mr. Abrams-Rivera served as our CEO during 2024 and 2025 and Mr. Patricio served as our CEO during 2021, 2022, and 2023.

(2) The dollar amounts reported represent the amount of CAP calculated in accordance with SEC rules. The amounts do not reflect the actual amount of compensation earned by, or paid during, the applicable year. To calculate CAP, the following amounts were deducted from and added to Total Compensation reflected in the *Summary Compensation Table*:

RECONCILIATION OF SCT TOTAL FOR CEO TO CAP TO CEO:

CAP to CEO	2025	2024	2023	2022	2021
Summary Compensation Table (SCT) Total(i)	10,748,810	8,999,384	11,359,250	7,098,246	8,605,599
(Less), value of Stock Awards and Option Awards reported in SCT(ii)	8,102,609	6,533,365	6,264,792	2,875,162	3,743,976
Plus, year-end fair value of outstanding and unvested equity awards granted in the year(iii)	6,213,320	5,388,537	6,295,041	3,026,056	3,558,241
Plus, fair value as of vesting date of equity awards granted and vested in the year(iv)	—	—	—	—	—
Plus (less), year over year change in fair value of outstanding and unvested equity awards granted in prior years(iii)	(2,396,704)	(3,116,715)	(730,077)	2,843,969	(4,612,721)
Plus (less), change in fair value from the prior year-end through the vesting date of equity awards granted in prior years that vested in the year(iii)	13,397	(384,603)	(2,503,534)	1,654,310	3,094,057
Less, prior year-end fair value for any equity awards forfeited in the year(iii)	—	—	—	(711,078)	—
Plus, value of dividends paid on unvested awards during applicable fiscal year prior to vesting(iv)	477,427	405,176	—	—	—
CAP to CEO(a)(b)(c)	**6,953,641**	**4,758,413**	**8,155,888**	**11,036,341**	**6,901,200**

(i) In 2024 and 2025 Mr. Abrams-Rivera did not receive a cash bonus other than his PBP payout reflected in Non-Equity Incentive Compensation. In 2021, 2022 and 2023, Mr. Patricio did not receive a cash bonus other than his PBP payout reflected in Non-Equity Incentive Compensation.

(ii) Deductions include the total grant date fair value of awards as reported in the *Summary Compensation Table* for each applicable fiscal year.

(iii) Additions include the aggregate sum of: increase by fair value of awards granted during the applicable year that remain unvested as of the applicable fiscal year end, determined at the applicable fiscal year end; increase or decrease by change in fair value of outstanding unvested prior year awards that remain unvested at the applicable fiscal year end as compared to the fair value as of the prior fiscal year end; increase or decrease by the change in fair value of prior fiscal awards that vested during the applicable year as of the vesting date as compared to the fair value as of the prior fiscal year end; deduction of fair value of the prior year awards as of the prior fiscal year end that were forfeited during the applicable year; increase by the amount of dividends paid on unvested awards during the applicable year prior to the vesting date; increase by incremental fair value of stock options modified during the applicable year.

(iv) In 2021, 2022 and 2023 dividends were included in the All Other Compensation column of the *Summary Compensation Table*.

(v) In 2021, 2022, 2023, 2024, and 2025 we did not grant any awards that vested in the same year they were granted.

(vi) In 2019, Mr. Patricio was granted new hire awards of PSUs and RSUs in the aggregate amount of $35 million, conditioned on his investment of $20 million to purchase shares of the Company stock, with a four-year holding requirement. He was not eligible to receive additional equity awards in 2020, 2021, and 2022, other than matching RSUs that may be granted to Mr. Patricio through his participation in our Bonus Investment Plan.

(vii) Mr. Patricio was also granted a new hire award of PSUs based on the achievement of certain Company stock price targets. As of fiscal year-end 2022, the target had not been met.

Company
Overview | Voting
Roadmap | Stockholder
Engagement | Our
Board | Governance | Director
Compensation | Beneficial
Ownership | **Executive
Compensation** | Audit
Matters | Other
Information | Appendix A
Non-GAAP | Appendix B
A&R Plan

(viii) In 2023, Mr. Patricio became eligible to receive equity awards.

(3) The dollar amounts reported represent the average of the amounts reported for the Company's NEOs as a group (excluding our CEO) under Total Compensation column of the *Summary Compensation Table* in each applicable year. Our non-CEO NEOs included for purposes of calculating the average amounts in each applicable year:

- 2025: Mr. Maciel, Mr. Navio, Mr. Onell, and Ms. Willis;
- 2024: Mr. Maciel, Mr. Lima, Mr. Navio, Mr. Onell, and Ms. La Lande;
- 2023: Mr. Maciel, Mr. Abrams-Rivera, Ms. La Lande, and Mr. Oliveira;
- 2022: Mr. Basilio, Mr. Maciel, Mr. Abrams-Rivera, Ms. La Lande, and Mr. Oliveira; and
- 2021: Mr. Basilio, Mr. Abrams-Rivera, Ms. La Lande, and Mr. Oliveira.

Mr. Oliveira's compensation was paid in British pounds (£). The amounts used for the NEO Average SCT Total Compensation for Other NEOs are based on the 12-month average exchange rate for the calendar year as reported in the *Summary Compensation Table* for the applicable year. For Mr. Oliveira, the applicable exchange rates were $1 to £0.80 for 2023, $1 to £0.85 for 2022, and $1 to £0.73 for 2021.

(4) The dollar amounts reported represent the average amount of CAP to the NEOs as a group (excluding our CEO), as computed in accordance with SEC rules. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding our CEO) during the applicable fiscal year. In accordance with the SEC rules, the following adjustments were made to average total compensation for the NEOs as a group (excluding our CEO) for each year to determine the CAP, using the same methodology described above in Note 2. To calculate the CAP, the following amounts were deducted from and added to the Summary Compensation Table total compensation:

RECONCILIATION OF AVERAGE SCT FOR NON-CEO NEOS TO AVERAGE CAP TO NON-CEO NEOS:

CAP to Non-CEO NEOs	2025	2024	2023	2022	2021
Summary Compensation Table (SCT) Total[(i)(ii)]	5,386,817	4,021,616	6,765,828	5,609,580	6,259,577
Less, value of Stock Awards and Option Awards reported in SCT[(iii)]	3,159,891	1,351,927	3,057,950	2,479,584	1,902,553
Plus, year-end fair value of outstanding and unvested equity awards granted in the year[(iv)]	2,526,307	1,867,990	3,127,635	2,666,378	1,616,112
Plus, fair value as of vesting date of equity awards granted and vested in the year[(v)]	—	—	—	—	—
Plus (less), year over year change in fair value of outstanding and unvested equity awards granted in prior years[(iv)]	(1,129,190)	(1,478,651)	(681,776)	3,238,765	712,113
Plus (less) change in fair value from the prior year-end through the vesting date of equity awards granted in prior years that vested in the year[(iv)]	(212,944)	(124,758)	(774,685)	416,784	619,857
Less, prior year-end fair value for any equity awards forfeited in the year[(iv)]	—	—	—	—	(56,550)
Plus, value of dividends paid on unvested awards during applicable fiscal year prior to vesting[(v)]	194,799	165,545	—	—	—
CAP to Non-CEO NEOs[(a)(b)(c)]	**3,605,899**	**3,099,815**	**5,379,052**	**9,451,924**	**7,248,556**

(i) In 2020, the summary compensation table average is impacted by new hire bonuses and new hire awards.

(ii) In 2021, 2022, and 2023, no non-CEO NEOs received a cash bonus other than their PBP payout reflected in Non-Equity Incentive Compensation. In 2024, Mr. Navio received the third and final installment of a cash bonus in connection with his elevation to Business Unit President, U.S. Zone in January 2022.

(iii) Deductions include the total grant date fair value of awards as reported in the *Summary Compensation Table* for each applicable year.

(iv) Additions include the aggregate sum of: increase by fair value of awards granted during the applicable fiscal year that remain unvested as of the applicable fiscal year end, determined at the applicable fiscal year end; increase or decrease by change in fair value of outstanding unvested prior fiscal year awards that remain unvested at the applicable fiscal year end as compared to the fair value as of the prior fiscal year end; increase or decrease by the change in fair value of prior fiscal year awards that vested during the applicable fiscal year as of the vesting date as compared to the fair value as of the prior fiscal year end; deduction of fair value of the prior fiscal year awards as of the prior fiscal year end that were forfeited during the applicable fiscal year; increase by the amount of dividends paid on unvested awards during the applicable fiscal year prior to the vesting date; increase by incremental fair value of Options modified during the applicable fiscal year.

(v) In 2021, 2022 and 2023 dividends were included in All Other Compensation in the Summary Compensation Table.

(vi) In 2021, 2022, 2023 2024 and 2025 we did not grant any awards that vested in the same year they were granted.

(a) For the valuation of stock options, we used the Hull-White I lattice model, under which vested options are expected to be exercised once the stock-to-strike ratio has been achieved, based on a settlement assumption that was derived from the grant-date valuation of the options. All other assumptions were estimated using the same methodology as used to determine the grant date fair value of the options, as disclosed in our 2025 Annual Report.

(b) The estimated fair values of the Company's unvested relative TSR PSU awards were valued using a Monte Carlo simulation as of each relevant measurement date for fiscal years 2022 to 2025.

Company
Overview

Voting
Roadmap

Stockholder
Engagement

Our
Board

Governance

Director
Compensation

Beneficial
Ownership

**Executive
Compensation**

Audit
Matters

Other
Information

Appendix A
Non-GAAP

Appendix B
A&R Plan

(c)   The Non-dividend Protected PSU fair value was estimated by discounting the fair value of the PSUs based on the dividend yield. Dividend yield was estimated using the quarterly dividend divided by the three-month average stock price, annualized and continuously compounded. The grant date fair value of PSUs is amortized to expense on a straight-line basis over the requisite service period for each separately vesting portion of the awards. We adjust the expense based on the likelihood of future achievement of performance metrics.

(5)   Based on an initial fixed investment of $100 on December 26, 2020, the last day of our 2020 fiscal year.

(6)   Represents the S&P Consumer Staples Food and Soft Drink Products, which we consider to be our peer group under Regulation S-K Item 201(e), as presented in our 2025 Annual Report. Based on an initial fixed investment of $100 on December 24, 2020, the last day of our 2020 fiscal year. TSR is weighted according to each peer company's stock market capitalization at the beginning of each period for which a return is indicated.

(7)   The dollar amounts reported represent the amount of net income reflected in the Company's financial statements for the applicable year.

(8)   Our Company selected measure selected was PBP Adjusted Operating Income, our highest weighted measure. Our 2025 financial metrics are defined above under —*Compensation Discussion and Analysis —2024 Executive Compensation Program—Annual Cash-Based Performance Bonus Plan (PBP)—Financial Measure*.

LIST OF FINANCIAL PERFORMANCE MEASURES

The following represent the most important metrics we used to determine CAP for 2025, as further detailed in the *Compensation Discussion and Analysis* in this Proxy Statement:

- Adjusted Operating Income
- PBP Adjusted Operating Income
- PBP Organic Net Sales
- PBP Free Cash Flow conversion
- PBP Adjusted Gross Profit Margin
- Market share

CUMULATIVE TSR

PEER GROUP

The TSR peer group includes S&P Consumer Staples Good and Soft Drink Products companies, as also disclosed in our 2025 Annual Report. Companies included in the S&P Consumer Staples Food and Soft Drink Products index change periodically and are presented on the basis of the index as it is comprised on December 27, 2025. This graph covers the five-year period from December 24, 2020 (the last trading day of our fiscal year 2020) through December 26, 2025 (the last trading day of our fiscal year 2025). The peer group used for this pay versus performance disclosure differ from the peer groups we use for compensation and the TSR performance measure in our PSU awards. For additional information on our compensation and performance peer groups, see above under —*Compensation Discussion and Analysis—Compensation Structure and Goals—Year-Round Executive Compensation-Setting Process—Role of Peer Groups*.

TSR COMPARISON



We consider the S&P Consumer Staples Food and Soft Drink Products our peer group under Regulation S-K Item 201(e), as presented in our 2025 Annual Report.

Company
Overview

Voting
Roadmap

Stockholder
Engagement

Our
Board

Governance

Director
Compensation

Beneficial
Ownership

**Executive
Compensation**

Audit
Matters

Other
Information

Appendix A
Non-GAAP

Appendix B
A&R Plan

COMPENSATION ACTUALLY PAID

CAP VERSUS COMPANY CUMULATIVE TSR



CAP to our CEO and other NEOs is aligned with the Company's TSR. This is due primarily to the Company's compensation philosophy of meritocracy and the significance of equity-based compensation in our compensation program, which aligns equity to the Company's financial performance.

CAP VERSUS NET INCOME



Net income and the CEO and other NEOs' CAP has fluctuated each year. This is due primarily to the fact that we do not use net income to determine compensation levels or incentive plan payouts.

CAP VERSUS FIVE-YEAR CUMULATIVE ADJUSTED OPERATING INCOME



The CEO and NEOs' CAP has fluctuated each year versus Adjusted Operating Income results primarily due to our philosophy of meritocracy and the fact that Adjusted Operating Income represents one of the metrics we use to determine incentive plan payouts.

Company
Overview | Voting
Roadmap | Stockholder
Engagement | Our
Board | Governance | Director
Compensation | Beneficial
Ownership | **Executive
Compensation** | Audit
Matters | Other
Information | Appendix A
Non-GAAP | Appendix B
A&R Plan

PROPOSAL 3

APPROVAL OF THE KRAFT HEINZ COMPANY AMENDED AND RESTATED 2020 OMNIBUS INCENTIVE PLAN

Approve The Kraft Heinz Company Amended and Restated 2020 Omnibus Incentive Plan, which was adopted by our Board on March 25, 2026.

 **THE BOARD RECOMMENDS A VOTE FOR THE APPROAL OF THE KRAFT HEINZ COMPANY AMENDED AND RESTATED 202O OMNIBUS INCENTIVE PLAN.**

Attracting, retaining, rewarding and motivating our employees, directors, officers, consultants, and other service providers who are expected to contribute significantly to the success of Kraft Heinz and incentivizing such individuals to perform at the highest level is critical to achieving our strategic and operating goals, including our goal to increase stockholder value. Cash and equity-based awards, including performance-based awards, are key components of our compensation package. We believe that the ability to grant these types of awards allows us to remain competitive in the marketplace and enables us to link executive compensation to performance, and to attract, retain, and motivate high-caliber talent dedicated to our long-term growth and success.

We are asking stockholders to approve The Kraft Heinz Company Amended and Restated 2020 Omnibus Incentive Plan (the "A&R 2020 Omnibus Plan"), which was originally approved by our Board and stockholders effective as of March 2, 2020. On March 25, 2026, our Board unanimously approved and adopted the A&R 2020 Omnibus Plan, which increases the number of shares available for issuance under The Kraft Heinz Company 2020 Omnibus Incentive Plan (the "2020 Plan") by 34,000,000 shares and makes other minor administrative changes. The effective date of the A&R 2020 Omnibus Plan is March 25, 2026, and the A&R 2020 Omnibus Plan will expire on the tenth anniversary of the effective date. The approval and adoption of the A&R 2020 Omnibus Plan is subject to approval and ratification by Kraft Heinz stockholders at the Annual Meeting.

We are seeking stockholder approval and ratification of the A&R 2020 Omnibus Plan in order to (i) comply with Nasdaq rules requiring stockholder approval of equity compensation plans and (ii) allow us to continue to utilize equity-based awards, including performance-based awards, to attract, retain, and motivate employees and to further align the interests of our employees with those of our stockholders.

As of March 2, 2026, only 3,163,800 shares remained available for future grants under the 2020 Plan, other than shares that become available as of a result of previous and future forfeitures, were subject to outstanding awards under the 2020 Plan. If the A&R 2020 Omnibus Plan is approved by stockholders, the total number of shares available from and after March 2, 2026, for awards to employees, non-employee directors, and other key personnel will be 37,163,800, which represents an increase in the share pool under the 2020 Plan of 34,000,000 shares or approximately 2.9% of our outstanding common equity.

In reaching the conclusion as to the appropriateness of the number of shares of common stock requested to be reserved for equity-based awards under the A&R 2020 Omnibus Plan, the Board reviewed key metrics that are typically used to evaluate such recommendations, including the Company's historical equity usage, the expected duration of the share reserve, and the dilutive impact of the A&R 2020 Omnibus Plan.

Burn Rate

We manage our long-term stockholder dilution by closely managing the number of equity awards granted annually and regularly engaging with our compensation consultant. We grant what we believe is an appropriate amount of equity necessary to attract, reward and retain employees.

A company's burn rate is equal to the total number of equity awards the company granted in a fiscal year divided by the total common stock outstanding at the beginning of the year. Our three-year average burn rate, at the time the Board approved the A&R 2020 Omnibus Plan, was approximately 0.53%, as further detailed in the table below. We will continue to monitor the company's equity use in future years to ensure our burn rate is maintained within competitive market norms.

Year	Stock Options Grant	Restricted Stock/RSUs Granted	Shares Issued to Settle Granted Performance Awards	Total	Weighted Average Common Shares Outstanding	Burn Rate
2025	936,208	2,917,867	3,188,751	7,042,826	1,186,971,439	0.59%
2024	654,724	3,171,590	2,591,382	6,417,696	1,209,934,214	0.53%
2023	794,301	2,661,265	2,234,387	5,689,953	1,227,122,313	0.46%
Three-year average						0.53%

Share Information on Equity Compensation Plans as of March 2, 2026

The following table includes information regarding outstanding equity awards and shares available for future awards under the Company's equity plans (including the 2020 Plan) as of March 2, 2026.

Number of shares remaining available for future grant under 2020 Plan (assuming target level of performance)[1]	3,163,800
Number of shares relating to outstanding stock options[2]	6,155,222
Number of shares outstanding relating to full-value awards (i.e. restricted stock, restricted stock units, and performance awards (assuming target level of performance))	16,574,876
Weighted average remaining term of outstanding options	4.96 Years
Weighted average exercise price of outstanding options	$42.48

(1)   The 2020 Plan was the Company's only active equity compensation plan as of March 2, 2026.

(2)   The Company did not have any stock appreciation rights outstanding as of March 2, 2026.

On March 2, 2026, the last reported price of our common stock was $24.51.

Total Potential Dilution

Our equity plan dilution rate (or overhang) as of March 2, 2026 was 2.2% (calculated by dividing (1) the number of shares subject to awards outstanding plus the number of shares remaining available for grant under the 2020 Plan, by (2) the total number of common shares outstanding). As of March 2, 2026, the shares remaining available under the 2020 Plan and shares subject to outstanding awards represented 0.3% and 1.9% of our current overhang, respectively. If stockholders approve the A&R 2020 Omnibus Plan, the issuance of 34,000,000 shares under the A&R 2020 Omnibus Plan would increase our total potential dilution rate by 2.9% to 5.1%.

Expected Share Pool Duration

Based on our historic and projected future use of equity-based compensation, we estimate that the shares requested under the A&R 2020 Omnibus Plan will be sufficient to provide awards for approximately 5 years. However, the actual duration of the shares reserve will depend on currently unknown factors, such as the Company's future stock price, changes in participation, our hiring and promotion activity, future grant practices, award type mix and levels, competitive market practices, acquisitions and divestitures, and the rate of returned shares due to forfeitures, the need to attract, retain and incentivize key talent, the number of dividend equivalent rights outstanding, the extent to which they provide for settlement in stock and the amount and frequency of the Company's dividend payments, and how the Company chooses to balance total compensation between cash and equity-based awards.

Company
Overview | Voting
Roadmap | Stockholder
Engagement | Our
Board | Governance | Director
Compensation | Beneficial
Ownership | **Executive
Compensation** | Audit
Matters | Other
Information | Appendix A
Non-GAAP | Appendix B
A&R Plan

Summary of the A&R 2020 Omnibus Plan

The following is a summary of the A&R 2020 Omnibus Plan. This summary is qualified in its entirety by reference to the full text of the A&R 2020 Omnibus Plan, which is attached as Appendix A to this Proxy Statement.

The Purpose of the A&R 2020 Omnibus Plan

The purpose of the A&R 2020 Omnibus Plan is to attract, retain, and reward those employees, directors, and other individuals who are expected to contribute significantly to our success, to incentivize such individuals to perform at the highest level, to strengthen the mutuality of interests between such individuals and our stockholders and, in general, to further the best interests of Kraft Heinz and our stockholders.

Types of Awards

The A&R 2020 Omnibus Plan provides for the grant of options, stock appreciation rights ("SARs"), restricted stock, restricted stock units ("RSUs"), deferred stock, performance awards, other stock-based awards, and cash-based awards.

Plan Administration

The A&R 2020 Omnibus Plan is administered by the Human Capital and Compensation Committee (the "Committee") or such other committee the Board designates to administer the plan. Subject to the terms of the A&R 2020 Omnibus Plan and applicable law, and the rules of the Nasdaq, the Committee (or its delegate) will have the power and authority to, among other things, designate participants and determine the types of awards to be granted, the number of shares to be covered, and the terms and conditions of those awards. Additionally, the Committee has the authority to determine the vesting schedules of awards. The Committee will also have the authority to interpret and administer the A&R 2020 Omnibus Plan and any instrument or agreement relating to the A&R 2020 Omnibus Plan and to make any other determination and take any other action that it deems necessary or desirable for the administration of the A&R 2020 Omnibus Plan.

In no event will any award under the A&R 2020 Omnibus Plan provide for vesting earlier than one year following the applicable grant date, except with respect to an unrestricted pool of 5% of the total number of shares of Kraft Heinz common stock ("Common Shares") available under the A&R 2020 Omnibus Plan or awards that are payable only in cash.

Shares Available for Awards

Subject to adjustment as provided below, the maximum number of shares available for issuance under the A&R 2020 Omnibus Plan is 70,000,000 Common Shares. Each Common Share with respect to which an option or stock-settled SAR is granted will reduce the aggregate number of Common Shares available for issuance by one share, and each Common Share underlying any other stock-based awards granted under the A&R 2020 Omnibus Plan will reduce the aggregate number of Common Shares available for issuance by one share. Following stockholder approval of the A&R 2020 Omnibus Plan, Kraft Heinz will no longer make awards from legacy equity plans. With respect to SARs settled in shares, each Common Share with respect to which such SAR is exercised will count against the aggregate and individual share limitations, regardless of the number of shares actually delivered. If any option, SAR, or other stock-based award granted under the plan expires, terminates, or is canceled for any reason without having been exercised in full, the number of Common Shares subject to such award that were not issued will again be available for the purpose of awards under the A&R 2020 Omnibus Plan. If any shares of restricted stock, performance awards, or other stock-based awards denominated in shares awarded under the A&R 2020 Omnibus Plan to a participant are forfeited for any reason, the number of forfeited shares of restricted stock, performance awards, or other stock-based awards denominated in shares will again be available for purposes of awards under the A&R 2020 Omnibus Plan. Common Shares tendered or withheld in payment of an exercise price or for withholding taxes of an award will not again be available for issuance under the A&R 2020 Omnibus Plan.

The following individual participant limitations will apply:

(i) The maximum number of Common Shares subject to any award of stock options, SARs, restricted stock, RSUs, or other stock-based award to a participant in any fiscal year will be 2,000,000 Common Shares per type of award or in the aggregate;

(ii) There are no annual individual share limitations applicable to awards of restricted stock, RSUs, or other stock-based awards for which the grant, vesting, or payment is not subject to the attainment of performance goals; and

(iii) The maximum aggregate amount of cash that may be paid pursuant to performance awards which may be granted under the A&R 2020 Omnibus Plan and are settled in cash based on the fair market value (as defined below in the section entitled "Options") of Common Shares to any participant in any fiscal year will be 2,000,000 Common Shares multiplied by the per-share fair market value as of the relevant vesting, payment, or settlement date.

Additionally, the aggregate fair market value of awards that may be granted under the A&R 2020 Omnibus Plan, together with any cash fees paid or payable to a non-employee director for service as director during any fiscal year may not exceed $1,000,000, which limit is doubled in the first year of service or when such non-employee direct is serving as chairman or lead independent director.

Eligible Participants

Any director, employee, consultant, or other service provider of Kraft Heinz or any of its subsidiaries will be eligible to participate in the A&R 2020 Omnibus Plan. As of the date of this Proxy Statement, there are approximately 35,000 employees of Kraft Heinz and its subsidiaries and 12 non-employee directors of Kraft Heinz who are eligible to participate in the A&R 2020 Omnibus Plan. However, only eligible employees of Kraft Heinz and its subsidiaries are eligible to be granted incentive stock options under the A&R 2020 Omnibus Plan. Eligibility for the grant of awards and actual participation in the A&R 2020 Omnibus Plan will be determined by the Committee in its sole discretion.

Changes in Capitalization

In the event of any stock split, reverse stock split, stock dividend, extraordinary dividend, subdivision, combination or reclassification, reorganization or partial or complete liquidation, or any other corporate event having a similar effect, the Committee will appropriately adjust any or all of (i) the number and kind of shares that thereafter may be made the subject of awards under the plan (including the share limit, the incentive stock option limit and the annual individual share limits for performance-based awards) and (ii) the terms of any outstanding award, including the exercise price and the number or kind of shares or other securities of Kraft Heinz or other property subject to outstanding awards.

In the event of a merger or consolidation that results in the acquisition of substantially all of the outstanding shares of Kraft Heinz, or in the event of a sale of substantially all of Kraft Heinz's assets, the Committee may (i) make cash payment to award holders in exchange for the cancellation of the award (including, in the case of options and SARs, the excess of the fair market value (as defined in the A&R 2020 Omnibus Plan) over the exercise price), (ii) cancel and terminate without payment any option or SAR having a per-share exercise price greater than or equal to the fair market value (as defined in the A&R 2020 Omnibus Plan) of the shares subject to the award or (iii) provide for the substitution or assumption of awards, accelerate the exercisability or lapse of restrictions on awards, or deliver notice of termination at least five days prior to the consummation of such transaction, during which period participants may exercise outstanding awards.

Description of Awards

Options

Subject to the provisions of the A&R 2020 Omnibus Plan, the Committee will be permitted to grant stock options under the A&R 2020 Omnibus Plan. The exercise price per Common Share and terms of each option will be determined by the Committee; provided, however, that the exercise price will not be less than the fair market value of a Common Share on the date that the option is granted. Under the A&R 2020 Omnibus Plan, the "fair market value" of a Common Share is equal to the closing price of a Common Share reported on the Nasdaq on the trading day of, or immediately prior to, the grant date. An option will be exercisable only in accordance with the terms and conditions established by the Committee in the award agreement. The A&R 2020 Omnibus Plan prohibits repricing of stock options without stockholder approval, including the buyout of underwater stock options for cash. The Committee fixes the vesting terms it deems appropriate when granting options. In addition, the Committee may, in its discretion, provide that an option may become vested and exercisable in whole or in part, in installments, cumulative or otherwise, for any period of time specified by the Committee and reflected in an award agreement. Under our current form of option award agreement, options vest over a three-year period and an optionee has one year to exercise after retirement, death, disability, or termination of employment without cause. The Committee will fix the term of each option, not to exceed ten years.

For non-U.S. participants, if the term of an option would otherwise expire during or within 10 business days of the expiration of a blackout period, the term of the option will be extended to the close of business of the tenth business day following the expiration of the blackout period.

SARs

Subject to the provisions of the A&R 2020 Omnibus Plan, the Committee will be permitted to grant SARs under the A&R 2020 Omnibus Plan. SARs may be granted to participants either alone ("freestanding") or in addition to other awards granted under the A&R 2020 Omnibus Plan ("tandem"). Except under certain circumstances described in the A&R 2020 Omnibus Plan, a freestanding SAR will not have a term of greater than ten years. In the case of any tandem SAR related to an option, the SAR will not be exercisable until the related option is exercisable and will terminate, and no longer be exercisable, upon the termination or exercise of the related option. Unless it is a substitute award, a freestanding SAR will not have a grant price less than the fair market value (as defined above) of the Common Share on the date of grant. The A&R 2020 Omnibus Plan prohibits repricing of SARs without stockholder approval, including the buyout of underwater SARs for cash.

Restricted Stock and RSUs

Subject to the provisions of the A&R 2020 Omnibus Plan, the Committee will be permitted to grant awards of restricted stock and RSUs under the A&R 2020 Omnibus Plan. Shares of restricted stock and RSUs will be subject to any restrictions that the Committee may impose, including any limitation on the right to vote a share of restricted stock or the right to receive any dividend or dividend equivalent. If deemed necessary, the Committee may require that, as a condition of any grant of restricted stock, the participant will deliver a signed stock power or other instruments of assignment, which would permit transfer to Kraft Heinz of all or a portion of the Common Shares subject to the restricted stock award in the event that the award is forfeited.

Deferred Stock

Under the A&R 2020 Omnibus Plan, the Committee is permitted to grant deferred stock to participants, subject to the conditions that deferred stock will be settled upon expiration of the deferral period specified for an award by the Committee. In addition, deferred stock will be subject to any restrictions on transferability, risk of forfeiture and other restrictions that the Committee may impose and, the Committee, in its discretion, may award dividend equivalents with respect to awards of deferred stock.

Performance Awards

The Committee may grant a performance award to a participant payable upon the attainment of specific performance goals. If the performance award is an RSU or payable in shares of restricted stock, then the shares will be transferable to the participant or the RSU will vest only upon attainment of the relevant performance goal. The Committee will, in its sole discretion, designate the participants who will be eligible to receive performance compensation awards in respect of such performance period. The Committee will also determine the length of performance periods, the types of awards to be issued, the performance criteria that would be used to establish the performance goals, the kinds and levels of performance goals and any objective performance formula used to determine whether a performance compensation award has been earned for the performance period. The Committee is permitted to adjust or modify the calculation of performance goals in the event of any unusual or extraordinary corporate item, corporate transaction, any other unusual or nonrecurring events and changes in tax law or accounting standards.

Company
Overview

Voting
Roadmap

Stockholder
Engagement

Our
Board

Governance

Director
Compensation

Beneficial
Ownership

**Executive
Compensation**

Audit
Matters

Other
Information

Appendix A
Non-GAAP

Appendix B
A&R Plan

Other Awards

The Committee is authorized to grant to participants other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Common Shares or factors that may influence the value of Common Shares or an equity interest in any entity with respect to which, Kraft Heinz holds, directly or indirectly, a controlling interest. The Committee will determine the terms and conditions of such awards.

The Committee is also permitted to grant cash-based awards to participants. In its discretion, the Committee will determine the number of cash-based awards to grant to a participant, the duration of the period during which, and any conditions under which, the cash incentive awards will be eligible to vest or will be forfeited, and any other terms and conditions applicable.

Termination of Employment

The Committee may provide, by rule or regulation or in any award agreement, or may determine in any individual case, the circumstances in which awards shall be exercised, vested, paid or forfeited in the event a participant ceases to provide service to Kraft Heinz or any subsidiary prior to the end of a performance period or exercise or settlement of such award.

Change in Control

Unless otherwise provided in an award agreement, in the event of a change in control (as defined in the A&R 2020 Omnibus Plan), a participant's unvested award will be treated in accordance with one of the following methods as determined by the Committee:

(i) awards, whether or not vested, will be continued, assumed or have new rights substituted as determined by the Committee;

(ii) the Committee, in its sole discretion, may provide for the purchase of any awards by Kraft Heinz or an affiliate for an amount of cash equal to the excess of the change in control price of the shares covered by such awards, over the aggregate exercise price of such awards; or

(iii) if and to the extent that the approach chosen by the Committee results in an acceleration or potential acceleration of the exercise, vesting, or settlement of an award, the Committee may impose such conditions upon the exercise, vesting or settlement of such award as it determines. In addition, with respect to the vesting or exercisability of any award would otherwise be subject to the achievement of performance conditions, the portion of any such award that shall become fully vested and immediately exercisable shall be based on (a) actual performance through the date of the change in control as determined by the Committee or (b) if the Committee determines that measurements of actual performance cannot be reasonably assessed, the assumed achievement of target performance as determined by the Committee.

Term of the A&R 2020 Omnibus Plan

No award will be granted under the A&R 2020 Omnibus Plan after ten years from the original effective date for the A&R 2020 Omnibus Plan. However, unless otherwise expressly provided in the A&R 2020 Omnibus Plan or in an award agreement, any award granted may extend beyond such date, and the authority of the Committee to amend, alter, adjust, suspend, discontinue, or terminate the award, or to waive any conditions or rights under the award, and the authority of the Board to amend the A&R 2020 Omnibus Plan, will extend beyond such date.

Assignability

Except as permitted by the Committee, awards granted under the A&R 2020 Omnibus Plan may not be sold, pledged, or otherwise transferred, other than following the death of a participant by will or the laws of descent. A participant's beneficiary or estate may exercise vested options during the applicable exercise period following the death of the participant, subject to the same conditions that would have applied to exercise by the participant.

Company
Overview

Voting
Roadmap

Stockholder
Engagement

Our
Board

Governance

Director
Compensation

Beneficial
Ownership

**Executive
Compensation**

Audit
Matters

Other
Information

Appendix A
Non-GAAP

Appendix B
A&R Plan

Amendment

The Board may amend, suspend, or terminate the A&R 2020 Omnibus Plan and any outstanding awards granted under the A&R 2020 Omnibus Plan, in whole or in part, at any time, provided that all material amendments to the A&R 2020 Omnibus Plan require the prior approval of the stockholders and must comply with the rules of the Nasdaq. Examples of the types of amendments that the Board is entitled to make without stockholder approval include, without limitation, the following: (i) ensuring continuing compliance with applicable law, the rules of the Nasdaq or other applicable stock exchange rules and regulations or accounting or tax rules and regulations; (ii) minor changes of a "housekeeping" nature; (iii) changing the vesting provision of the A&R 2020 Omnibus Plan or any award thereunder, subject to certain limitations; (iv) changing the termination provisions of any award that does not entail an extension beyond the original expiration date thereof; (v) adding a cashless exercise feature, payable in securities, where such feature provides for a full deduction of the number of underlying Common Shares from the A&R 2020 Omnibus Plan reserve, and any amendment to a cashless exercise provision; (vi) adding a form of financial assistance and any amendment to a financial assistance provision which is adopted; (vii) changing the process by which a participant who wishes to exercise his or her award can do so; and (viii) delegating any and all of the powers of the Committee to administer the A&R 2020 Omnibus Plan to officers of Kraft Heinz, subject to certain limitations.

No amendment to the A&R 2020 Omnibus Plan requiring the approval of the stockholders of Kraft Heinz under any applicable securities laws or requirements will become effective until such approval is obtained. In addition, the approval of the stockholders of the Company shall be required for, among other things, an increase in the maximum number of Common Shares that may be made the subject of awards under the A&R 2020 Omnibus Plan, any adjustment (other than in connection with a stock dividend, recapitalization or other transaction where an adjustment is permitted or required under the A&R 2020 Omnibus Plan), an amendment that reduces or would have the effect of reducing the exercise price of an option or SAR previously granted under the A&R 2020 Omnibus Plan or, at any time when the exercise price of an option or SAR is above the fair market value of a Common Share, would cancel and re-grant or exchange such Option or SAR for cash or a new award or an extension to the term or an outstanding option or SAR beyond its expiry date. Except as otherwise permitted under the A&R 2020 Omnibus Plan, no change to an outstanding award that will adversely impair the rights of a participant may be made without the consent of the participant except to the extent that such change is required to comply with applicable law, stock exchange rules and regulations or accounting or tax rules and regulations.

U.S. Federal Income Tax Consequences

The United States federal income tax consequences of the issuance and/or exercise of option awards under the A&R 2020 Omnibus Plan is as follows.

Incentive Stock Options

An incentive stock option results in no taxable income to the optionee or a deduction to Kraft Heinz at the time it is granted or exercised. However, upon exercise, the excess of the fair market value of the Common Shares acquired over the option exercise price is an item of adjustment in computing the alternative minimum taxable income of the optionee, if applicable. If the optionee holds the Common Shares received as a result of an exercise of an incentive stock option for the later of two years from the date of the grant or one year from the date of exercise, then the gain realized on disposition of the Common Shares is treated as a long-term capital gain. If the Common Shares are disposed of during this period (i.e., a "disqualifying disposition"), then the optionee will include into income, as compensation for the year of the disposition, an amount equal to the excess, if any, of the fair market value of the Common Shares, upon exercise of the option over the option exercise price (or, if less, the excess of the amount realized upon disposition of the Common Shares over the option exercise price). Any additional gain or loss recognized upon the disposition will be recognized as a capital gain or loss by the optionee. In the event of a disqualifying disposition, Kraft Heinz will be entitled to a deduction, in the year of such a disposition, in an amount equal to the amount includible in the optionee's income as compensation. The optionee's tax basis in the Common Shares acquired upon exercise of an incentive stock option is equal to the option price paid, plus any amount includible in his or her income as a result of a disqualifying disposition.

Company
Overview | Voting
Roadmap | Stockholder
Engagement | Our
Board | Governance | Director
Compensation | Beneficial
Ownership | **Executive
Compensation** | Audit
Matters | Other
Information | Appendix A
Non-GAAP | Appendix B
A&R Plan

Non-Qualified Stock Options

A non-qualified stock option results in no taxable income to the optionee or deduction to Kraft Heinz at the time it is granted. An optionee exercising a non-qualified stock option will, at that time, realize taxable compensation in the amount equal to the excess of the then fair market value of the Common Shares over the option exercise price. Subject to the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Kraft Heinz will be entitled to a deduction for federal income tax purposes in the year of exercise in an amount equal to the taxable compensation realized by the optionee. The optionee's tax basis in Common Shares received upon exercise is equal to the sum of the option exercise price plus the amount includible in his or her income as compensation upon exercise.

Any gain (or loss) upon subsequent disposition of the Common Shares will be a long or short-term capital gain (or loss) to the optionee, depending upon the holding period of the Common Shares. If a non-qualified option is exercised by tendering previously owned Common Shares in payment of the option price, then, instead of the treatment described above, the following will apply: a number of new Common Shares equal to the number of previously owned shares tendered will be considered to have been received in a tax-free exchange; the optionee's basis and holding period for such number of new Common Shares will be equal to the basis and holding period of the previously owned Common Shares exchanged. The optionee will have compensation income equal to the fair market value on the date of exercise of the number of new Common Shares received in excess of such number of exchanged Common Shares; the optionee's basis in such excess Common Shares will be equal to the amount of such compensation income, and the holding period in such Common Shares will begin on the date of exercise.

Stock Appreciation Rights

A participant will not recognize taxable income upon the grant of an SAR. Upon exercise of an SAR, a participant will recognize taxable ordinary income in an amount equal to the amount of cash received and the difference between the fair market value of the underlying shares on the date of exercise and the exercise price of the SAR. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Restricted Stock

A participant who receives restricted stock subject to restrictions which create a "substantial risk of forfeiture" (within the meaning of Section 83 of the Code) will normally realize taxable income on the date the shares become transferable or no longer subject to substantial risk of forfeiture or on the date of their earlier disposition. The amount of such taxable income will be equal to the amount by which the fair market value of the Common Shares on the date such restrictions lapse (or any earlier date on which the shares become transferable or are disposed of) exceeds their purchase price, if any.

A participant may elect pursuant to Section 83(b) of the Code to include in income in the year of grant the excess of the fair market value of the shares of common stock (without regard to any restrictions) over their purchase price, if any, on the date of grant.

Stock Units

A participant will not recognize taxable income upon the grant of a stock unit. Upon the distribution of cash or shares to a participant pursuant to the terms of a stock unit, the participant will recognize taxable ordinary income equal to the amount of any cash and/or the fair market value of any shares received.

Excess Parachute Payments

Upon accelerated exercisability, vesting, or payment of award contingent upon or in connection with a change of control of the company, certain amounts associated with such awards could, depending upon the individual circumstances of the recipient participant, constitute "excess parachute payments" under the golden parachute provisions of the Code. Pursuant to these provisions a participant will be subject to a 20% excise tax on any excess parachute payment and the company may be denied any deduction with respect to such excess parachute payment. The limit on the deductibility of compensation under Section 162(m) of the Code is also reduced by the amount of any excess parachute payments. Whether amounts constitute excess parachute payments depends upon, among other things, the value of the awards accelerated and the past compensation of the participant.

Company
Overview

Voting
Roadmap

Stockholder
Engagement

Our
Board

Governance

Director
Compensation

Beneficial
Ownership

**Executive
Compensation**

Audit
Matters

Other
Information

Appendix A
Non-GAAP

Appendix B
A&R Plan

Section 409A

Section 409A of the Code imposes restrictions on nonqualified deferred compensation. Failure to satisfy these rules will result in accelerated taxation, an additional tax to the holder of an amount equal to 20% of the deferred amount, and a possible interest charge. Stock options granted with an exercise price that is not less than the fair market value of the underlying Common Shares on the date of grant will not give rise to "deferred compensation" for this purpose unless they involve additional deferral features. Stock options that will be awarded under the A&R 2020 Omnibus Plan are intended to be eligible for this exception. In addition, it is intended that the provisions of the A&R 2020 Omnibus Plan comply with Section 409A of the Code, and all provisions of the A&R 2020 Omnibus Plan will be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under these rules.

Company Deduction and Section 162(m) of the Code

Section 162(m) of the Code generally limits the federal income tax deduction for compensation paid to "covered employees" (in general, the CEO, the CFO, and the three other most highly-compensated executive officers for the year at issue and any person who was part of that group for any other year beginning after December 31, 2016) to $1,000,000. Thus, certain compensation attributable to awards may be nondeductible to Kraft Heinz due to the application of Section 162(m) of the Code.

Withholding Taxes

Kraft Heinz will generally be required to withhold applicable taxes with respect to any ordinary income recognized by a participant in connection with awards made under the A&R 2020 Omnibus Plan. Whether or not such withholding is required, Kraft Heinz will make such information reports to the Internal Revenue Service as may be required with respect to any income (whether or not that of an employee) attributable to transactions involving awards.

Registration With the SEC

Assuming that stockholders approve the A&R 2020 Omnibus Plan, we intend to file with the SEC a registration statement on Form S-8 covering the additional shares approved in the second quarter of calendar year 2026.

New Plan Benefits

It is not presently possible to determine the dollar value of payments that may be made or the number of awards that may be granted under the A&R 2020 Omnibus Plan in the future, or the individuals who may be selected for such awards because awards under the A&R 2020 Omnibus Plan are made at the discretion of the Compensation Committee.

Existing Plan Benefits

The following table sets forth information with respect to stock options and stock awards that have been granted to our named executive officers and the specified groups set forth below under the A&R 2020 Omnibus Plan as of March 2, 2026.

Name and Principal Position	Stock Options	Stock Awards
Carlos Abrams-Rivera Chief Executive Officer	92,747	552,912
Andre Maciel EVP and Global Chief Financial Officer	44,503	567,108
Pedro Navio EVP and President, North America	119,874	302,951
Cory Onell EVP and Omnichannel Sales and Asian Emerging Markets Officer	3,503	240,942
Angel Willis EVP, Global General Counsel and Corporate Affairs Officer	—	170,747
All current executive officers as a group (9 persons)	94,648	2,713,625
All current non-employee directors as a group (12 persons)	500,000	325,154
Director Nominees		
John T. Cahill	500,000	46,756
Steve Cahillane	—	829,060
Humberto P. Alfonso	—	22,484
L. Kevin Cox	—	—
Lori Dickerson Fouché	—	25,008
Diane Gherson	—	15,887
Mary Lou Kelley	—	—
Elio Leoni Sceti	—	44,659
Tony Palmer	—	—
John C. Pope	—	60,110
Director, executive officer or nominee directors as a group	594,648	3,038,779
All employees (other than executive officers and non-employee directors as a group)	5,560,574	13,536,097

(1) Balances reflected as of March 2, 2026, however, pending CEO forfeitures are reflected in the December 27, 2025 and March 2, 2026 share balances in *Share Information on Equity Compensation Plans as of March 2, 2026.*

Additional Information Regarding Our Equity Compensation Plans

The number of shares to be issued upon exercise or vesting of grants issued under, and the number of shares remaining available for future issuance under our equity compensation plans as of December 27, 2025 were:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights[1] (a)	Weighted average excise price per share of outstanding options, warrants and rights (b)	Number of securities available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	17,592,364	$42.37	9,884,656
Equity compensation plans not approved by security holders	—	—	—
TOTAL	**17,592,364**		**9,884,656**

(1) Includes the vesting of RSUs and PSUs.



Audit
MATTERS

RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

Ratify the selection of PricewaterhouseCoopers LLP ("PwC") as our independent auditors for the fiscal year ending on December 26, 2026.

 **THE BOARD AND AUDIT COMMITTEE RECOMMEND A VOTE FOR THE RATIFICATION OF THE SELECTION OF PRICEWATERHOUSECOOPERS LLP AS KRAFT HEINZ'S INDEPENDENT AUDITORS FOR 2026.**

The Audit Committee and the Board are requesting, as a matter of good corporate governance, that stockholders ratify the selection of PwC as our independent auditors for our fiscal year ended December 26, 2026. PwC has served as our independent auditors since 2015 and served as independent auditors to Heinz and its predecessors prior to the Kraft Heinz Merger since 1979.

Following its review, the Audit Committee and the Board believe that the continued retention of PwC to serve as the Company's independent auditors is in the best interests of Kraft Heinz and its stockholders for the following reasons:

Experience and Effectiveness	Strong Independence Controls
Valuable Expertise and Experience. PwC's experience with the Company has given PwC valuable knowledge of our business and operations, accounting policies and practices, and internal control over financial reporting that has enhanced the audit quality.	**Robust Pre-Approval Policies and Limits on Non-Audit Services.** The Audit Committee must pre-approve all audit and non-audit services performed by PwC, including the types of services to be provided and the estimated fees relating to those services.
Audit Effectiveness and Fee Efficiency. PwC's knowledge of our business and control framework enables it to design effective audit plans that cover key risk areas while capturing cost efficiencies in audit scope and internal control testing.	**Thorough Audit Committee Oversight.** The Audit Committee believes that its oversight, which includes ongoing engagement with PwC and a comprehensive annual review process, mitigates any concerns with PwC's tenure.
Maintaining Continuity Avoids Disruption. Bringing on a new auditor, without reasonable cause, would require extensive education and a significant period of time for the new auditor to reach a comparable level of knowledge and familiarity with our business and control framework.	**PwC's Strong Internal Independence Procedures and Regulatory Framework.** PwC conducts periodic internal quality reviews of its audit work and rotates lead partners at least every five years. PwC is also subject to PCAOB inspections, peer reviews, and PCAOB and SEC oversight.

Company
Overview | Voting
Roadmap | Stockholder
Engagement | Our
Board | Governance | Director
Compensation | Beneficial
Ownership | Executive
Compensation | **Audit
Matters** | Other
Information | Appendix A
Non-GAAP | Appendix B
A&R Plan

The Audit Committee has the sole authority to appoint our independent auditors, and the Audit Committee and the Board are not required to take any action as a result of the outcome of the vote on this proposal. However, if our stockholders do not ratify the selection, the Audit Committee may investigate the reasons for our stockholders' rejection and consider whether to retain PwC or appoint another independent auditor. Furthermore, even if the selection is ratified, the Audit Committee may appoint a different independent auditor if, in its discretion, it determines that such a change would be in our and our stockholders' best interests.

We expect that representatives of PwC will be present at the Annual Meeting. They will have an opportunity to make a statement if they desire to do so and to respond to appropriate questions from stockholders. For additional information about our independent auditors, including our pre-approval policies and PwC's aggregate fees for 2025 and 2024, see *Selection of Independent Auditors*, *Independent Auditors' Fees and Services*, and *Pre-Approval Policy* below.

SELECTION OF INDEPENDENT AUDITORS

The Audit Committee is responsible for the appointment, compensation, oversight, retention, and termination of our independent auditors. Pursuant to its charter, the Audit Committee has authority to approve all audit engagement fees to be paid to the independent auditors. The Audit Committee selected PwC, a registered public accounting firm, as our independent auditors for 2026.

INDEPENDENT AUDITORS' FEES AND SERVICES

Aggregate fees for professional services rendered by our independent auditors, PwC, for fiscal years 2025 and 2024 are set forth in the table below. All fees include out-of-pockets expenses.

	Fiscal Year Ended	
	December 27, 2025	**December 28, 2024**
PwC Fees	*($ thousands)*	
Audit fees[1]	12,337	13,406
Audit-related fees[2]	191	236
Tax fees[3]	1,350	2,399
All other fees[4]	5	303
TOTAL	**13,883**	**16,344**

(1) **Audit fees** include (a) the audit of our consolidated financial statements, including statutory audits of the financial statements of certain of our affiliates and (b) the reviews of our unaudited condensed consolidated interim financial statements (quarterly financial statements).

(2) **Audit-related fees** include professional services in connection with accounting consultations and procedures related to various other audit and special reports.

(3) **Tax fees** include professional services in connection with tax compliance and advice.

(4) **All other fees** consist principally of cost benchmarking consulting, software license fees related to research and reporting tools, and services to support regulatory requirements.

PRE-APPROVAL POLICY

The Audit Committee's policy is to pre-approve all audit and non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services, and other permissible non-audit services. The pre-approval authority details the particular service or category of service that the independent auditors will perform. The Audit Committee's policy also requires management to report at Audit Committee meetings throughout the year on the actual fees charged by the independent auditors for each category of service. The Audit Committee reviews this policy annually.

During the year, circumstances may arise when it may be necessary to engage the independent auditors for additional services not contemplated in the original pre-approval authority. In those instances, the Audit Committee approves the services before we engage the independent auditors. If pre-approval is needed before a scheduled Audit Committee meeting, the Audit Committee delegated pre-approval authority to its Chair. The Chair must report on such pre-approval decisions at the Committee's next regular meeting.

During our 2025 fiscal year, the Audit Committee pre-approved all audit and non-audit services provided by the independent auditors.

AUDIT COMMITTEE REPORT FOR THE FISCAL YEAR ENDED DECEMBER 27, 2025

To our Stockholders:

Management has primary responsibility for Kraft Heinz's financial statements and the reporting process, including the systems of internal control over financial reporting. The role of the Audit Committee of the Kraft Heinz Board of Directors is to oversee Kraft Heinz's accounting and financial reporting processes and audits of its financial statements. In addition, we assist the Board in its oversight of:

- The integrity of Kraft Heinz's financial statements and Kraft Heinz's accounting and financial reporting processes and systems of internal control over financial reporting and safeguarding the Company's assets;

- Kraft Heinz's compliance with applicable legal and regulatory requirements;

- Kraft Heinz's independent auditors' qualifications, independence, and performance;

- The performance of Kraft Heinz's internal auditors and the internal audit function;

- Kraft Heinz's financial matters and financial strategy; and

- Kraft Heinz's guidelines and policies with respect to risk assessment and risk management, including oversight of the Company's information technology and cybersecurity risks.

Our duties include overseeing Kraft Heinz's management, the internal audit department, and the independent auditors in their performance of the following functions, for which they are responsible.

MANAGEMENT

- Preparing Kraft Heinz's consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP");

- Establishing and assessing effective financial reporting systems and internal controls and procedures; and

- Reporting on the effectiveness of Kraft Heinz's internal control over financial reporting.

INTERNAL AUDIT DEPARTMENT

- Independently assessing management's system of internal controls and procedures; and

- Reporting on the effectiveness of that system.

INDEPENDENT AUDITORS

- Auditing Kraft Heinz's financial statements;

- Issuing an opinion about whether the financial statements conform with GAAP; and

- Auditing the effectiveness of Kraft Heinz's internal control over financial reporting.

Periodically, we meet, both independently and collectively, with management, the internal auditors, and the independent auditors, among other things, to:

- Discuss the quality of Kraft Heinz's accounting and financial reporting processes and the adequacy and effectiveness of its internal controls and procedures;

- Review significant audit findings prepared by each of the independent auditors and internal audit department, together with management's responses; and

- Review the overall scope and plans for the current audits by the internal audit department and the independent auditors.

Prior to Kraft Heinz's filing of its Annual Report on Form 10-K for the year ended December 27, 2025 with the SEC, we also:

- Reviewed and discussed the audited financial statements with management;

- Discussed with the independent auditors the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC;

- Discussed with the independent auditors their evaluation of the accounting principles, practices, and judgments applied by management;

- Discussed all other items the independent auditors are required to communicate to the Audit Committee in accordance with applicable requirements of the PCAOB regarding the independent auditors' communications with the Audit Committee concerning independence;

- Received from the independent auditors the written disclosures and the letter required by the PCAOB describing any relationships with Kraft Heinz that may bear on the independent auditors' independence; and

- Discussed with the independent auditors their independence from Kraft Heinz, including reviewing non-audit services and fees to assure compliance with (i) regulations prohibiting the independent auditors from performing specified services that could impair their independence and (ii) Kraft Heinz's and the Audit Committee's policies.

Based upon the reports and discussions described in this report and without other independent verification, and subject to the limitations of our role and responsibilities outlined in this report and in our written charter, we recommended to the Board, and the Board approved, that the audited consolidated financial statements be included in Kraft Heinz's Annual Report on Form 10-K for the year ended December 27, 2025, which was filed with the SEC on February 12, 2026.

AUDIT COMMITTEE







John C. Pope
Chair

Humberto P. Alfonso

John T. Cahill

Lori Dickerson Fouché

Debby Soo



OTHER INFORMATION

INFORMATION REGARDING THE ANNUAL MEETING

1. WHEN AND WHERE IS THE ANNUAL MEETING?

WHEN	WHERE	ONLINE ACCESS
Thursday, May 14, 2026 11:00 a.m. Eastern Time	Live via webcast at **www.virtualshareholdermeeting.com/KHC2026**	Online access will open 15 minutes prior to the start of the Annual Meeting

2. WHO IS ENTITLED TO VOTE AT THE ANNUAL MEETING?

The Board established March 16, 2026 as the record date for the Annual Meeting (the "Record Date"). Stockholders holding shares of our common stock at the close of business on the Record Date are entitled to:

- receive Notice

- attend the Annual Meeting

- vote on all matters that properly come before the Annual Meeting

As of the close of business on the Record Date, there were 1,185,762,305 shares of our common stock outstanding and entitled to vote. Each share is entitled to one vote on each matter to be voted upon at the Annual Meeting.

3. WHAT ARE THE PROPOSALS TO BE VOTED ON AT THE ANNUAL MEETING, AND HOW DOES THE BOARD RECOMMEND I VOTE?

	Proposal	Board Recommendation	More Information
1	Election of Directors	✅ **FOR** all nominees	Page 14
2	Advisory Vote to Approve Executive Compensation	✅ **FOR**	Page 44
3	Approval of The Kraft Heinz Company Amended and Restated 2020 Omnibus Incentive Plan	✅ **FOR**	Page 84
4	Ratification of the Selection of PricewaterhouseCoopers LLP as Our Independent Auditors for 2026	✅ **FOR**	Page 94

4. HOW DO I VOTE MY SHARES?

Your vote is important. Even if you plan to attend the live webcast of the Annual Meeting, we encourage you to vote as soon as possible using one of the following methods. Make sure to have your Notice, proxy card, or voting instruction form available and follow the instructions. For additional information on the difference between registered holders and beneficial holders, see Question 6.

	Internet	**Telephone**	**Mail**	**During the Virtual Meeting**
	11:59 p.m. Eastern Time on May 13, 2026	11:59 p.m. Eastern Time on May 13, 2026		Before the polls close at the Annual Meeting on Thursday, May 14, 2026
Registered Holders	www.proxyvote.com	Within the United States and Canada, 1-800-690-6903 (toll-free)	Return a properly executed proxy card received before the polls close at the Annual Meeting on Thursday, May 14, 2026	Attend the Annual Meeting at www.virtualshareholdermeeting.com/KHC2026 as provided in Question 17, and follow the instructions provided during the Annual Meeting
Beneficial Holders (holders in street name)*	www.proxyvote.com	Within the United States and Canada, 1-800-454-8683 (toll-free)	Return a properly executed voting instruction form by mail, depending upon the method(s) your broker, bank, or other nominee makes available	Attend the Annual Meeting at www.virtualshareholdermeeting.com/KHC2026 as provided in Question 17, and follow the instructions provided during the Annual Meeting

* The availability of Internet and telephone voting may depend on the voting procedures of the organization that holds your shares.

FREQUENTLY ASKED QUESTIONS ABOUT THE ANNUAL MEETING AND VOTING

5. WHY AM I RECEIVING THESE PROXY MATERIALS?

You have received the proxy materials because, as of the Record Date, you directly held, and had the right to vote, shares of Kraft Heinz common stock. In connection with our Board's solicitation of proxies to be voted at the Annual Meeting, we are providing stockholders entitled to vote at the Annual Meeting with this Proxy Statement, our 2025 Annual Report, and a voting ballot (in the form of a proxy card, voting instruction form, or a unique control number that allows you to vote via the Internet or by phone). We refer to these materials collectively as the "proxy materials." The proxy materials provide important information about Kraft Heinz and describe the voting procedures and the matters to be voted on at the Annual Meeting.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 14, 2026	The Proxy Statement and 2025 Annual Report are available at **ir.kraftheinzcompany.com/ financials/annual-reports**

6. WHAT IS THE DIFFERENCE BETWEEN REGISTERED HOLDERS AND BENEFICIAL HOLDERS?

To attend, vote electronically, and submit questions during the meeting, visit the website referenced above and enter the control number included on your Notice, proxy card, or the instructions that accompany your proxy materials. To locate your control number:

VOTING INFORMATION

Registered holder	The control number included on your Notice or proxy card
Beneficial holder whose Notice or voting instruction form indicates that you may vote those shares at **www.proxyvote.com**	The control number included on your Notice or instruction form
Other beneficial holder	Contact your bank, broker, or other nominee (ideally no less than five days before the Annual Meeting) to obtain a legal proxy

	How You Hold Your Shares	**How You Receive the Proxy Materials**	**How Your Vote Works**
Registered Holders	Shares held directly with our transfer agent, Equiniti Trust Company, LLC.	From Broadridge Financial Solutions, Inc.	Instructs the proxies how to vote your shares.
Beneficial Holders (holders in street name)	Shares held indirectly through an account with an institutional or nominee holder of our stock such as a broker or bank who is the record holder of the stock.	From your broker, bank, or other nominee.	Instructs your nominee how to vote your shares, and that nominee in turn instructs the proxies how to vote your shares. If you hold your shares in an employee benefit plan, see Question 7.

7. I AM A CURRENT OR FORMER KRAFT OR KRAFT HEINZ EMPLOYEE AND HAVE INVESTMENTS IN CERTAIN RETIREMENT PLAN ACCOUNTS RELATED TO KRAFT OR KRAFT HEINZ. CAN I VOTE? IF SO, HOW DO I VOTE?

If you are a current or former Kraft or Kraft Heinz employee and have investments in the Kraft Heinz Stock Fund(s) of the Kraft Heinz Savings/Kraft Heinz Union Savings Plans and/or the Kraft Heinz Canada ULC Retirement Savings Plan or you are a participant in the Philip Morris International Deferred Profit-Sharing Plan or the Molson Coors LLC Employees' Retirement & Savings Plan, you are entitled to vote. Your vote directs the plan(s) trustee(s) how to vote the shares allocated to your account(s). Your proxy card, or control number for voting electronically, includes all shares allocated to these account(s).

In order to direct the trustee(s) how to vote the shares held in your account(s), **you must vote these plan shares (whether by Internet, telephone, or mailed proxy card) by 11:59 p.m. Eastern Time on May 11, 2026**. If your voting instructions or proxy card are not received by that time, the trustee(s) will vote the shares allocated to your account(s) in the same proportion as the respective plan shares for which voting instructions have been timely received, unless contrary to the Employee Retirement Income Security Act of 1974 (ERISA). Please follow the instructions for registered holders described in Question 4 to cast your vote. Note, however, that although you may listen to the Annual Meeting via the live webcast, you may not vote any shares you hold in these retirement plan account(s) during the Annual Meeting.

8. HOW IS KRAFT HEINZ DISTRIBUTING PROXY MATERIALS?

We are furnishing proxy materials to our stockholders primarily via "Notice and Access" delivery. On or about April 3, 2026, we mailed to our stockholders (other than those who previously requested email or paper delivery) a Notice containing instructions on how to access the proxy materials via the Internet.

If you receive a Notice by mail, you will not receive a printed copy of the proxy materials. Instead, the Notice instructs you on how to access the proxy materials and vote via a secure website. **If you received a Notice by mail and would like to receive paper copies of our proxy materials in the mail on a one-time or ongoing basis, free of charge, you may follow the instructions in the Notice for making this request**. On or about April 3, 2026, we also emailed and mailed printed copies of our proxy materials to those of our stockholders who previously requested email and paper delivery.

HELP SUPPORT OUR SUSTAINABILITY EFFORTS — CHOOSE ELECTRONIC DELIVERY

We encourage our stockholders to elect to receive future proxy statements, annual reports, and other materials online to help support our sustainability efforts. Electronic delivery limits paper waste and reduces our overall impact on the environment.

Registered Holders

By Internet — **www.proxyvote.com**
By Phone — **1-800-579-1639**
By Email — **sendmaterial@proxyvote.com**
Send a blank email with your control number in the subject line

Beneficial Holders

Contact your bank, broker, or other nominee

9. WHAT IS THE QUORUM REQUIREMENT?

A quorum will be present if a majority of the outstanding shares of our common stock entitled to vote as of the Record Date is represented at the Annual Meeting, either in person or by proxy. Shares of common stock represented in person or by proxy, including abstentions and broker non-votes, will be counted as present for purposes of establishing a quorum. As of the close of business on the Record Date, there were 1,185,762,305 shares of our common stock outstanding and entitled to vote.

10. WHAT VOTE IS NEEDED TO APPROVE EACH OF THE PROPOSALS?

Proposal	Vote Requirement*	Abstentions	Broker Non-Votes+
1 Election of Directors	Majority ♦	No effect	No effect
2 Advisory Vote to Approve Executive Compensation	Majority	No effect	No effect
3 Approval of The Kraft Heinz Company Amended and Restated 2020 Omnibus Incentive Plan	Majority	No effect	No effect
4 Ratification of the Selection of PricewaterhouseCoopers LLP as Our Independent Auditors for 2026	Majority	No effect	None

* Of votes cast by stockholders entitled to vote thereon who are present in person or represented by proxy at the Annual Meeting.

+ **Broker Non-Votes.** As described in Question 6, if you are a beneficial holder (hold your shares in street name), your vote instructs your broker, bank, or other nominee, as the holder of record, how to vote your shares. If you do not provide voting instructions to your broker, bank, or other nominee, your nominee will have discretion to vote your shares on routine matters; however, your shares will not be voted on the other (non-routine) matters on the Annual Meeting agenda, resulting in "broker non-votes" with respect to those other (non-routine) matters. Proposal 4. Ratification of the Selection of PricewaterhouseCoopers LLP as our Independent Auditors for 2026 is expected to be the only item on the agenda for the Annual Meeting that is considered routine. These shares will be counted for purposes of establishing a quorum at the Annual Meeting. Whether a proposal is considered routine or non-routine is subject to stock exchange rules and final determination by the stock exchange. Even with respect to routine matters, some brokers are choosing not to exercise discretionary voting authority. As a result, we urge you to direct your broker, bank, or other nominee how to vote your shares on all proposals to ensure that your vote is counted.

♦ **Director Elections.** Our By-Laws provide that, to be elected at this Annual Meeting, a director nominee must receive more votes FOR than votes AGAINST. Abstentions and broker non-votes are not considered as votes FOR or votes AGAINST the nominees and will have no effect on the election of directors.

In an uncontested election, our Corporate Governance Guidelines provide if an incumbent director nominated for re-election receives a greater number of votes AGAINST election than votes FOR election, the director must tender their resignation offer to the Governance Committee for its consideration. The Governance Committee then recommends to the Board whether to accept the resignation offer. The director will continue to serve until the Board decides whether to accept the resignation offer but will not participate in the Governance Committee's recommendation or the Board's action regarding whether to accept the resignation offer. The Board will publicly disclose its decision and rationale within 90 days after certification of the election results.

In contested elections, the voting standard is a plurality of votes cast.

If any director nominee becomes unable or unwilling to serve as a director between the date of this Proxy Statement and the Annual Meeting, which we do not anticipate, the Board may designate a new nominee, and the persons named as proxy holders may vote for the substitute nominee. Alternatively, the Board may reduce the size of the Board.

11. MAY I CHANGE OR REVOKE MY VOTE?

Registered Holders	Any subsequent vote you cast will replace your earlier vote. This applies whether you vote by Internet, telephone, mailing a proxy card, or voting electronically during the Annual Meeting.	Alternatively, you may revoke your proxy by submitting a written revocation to:  The Kraft Heinz Company Attention: Corporate Secretary 200 East Randolph Street Suite 7600 Chicago, Illinois 60601
Beneficial Holders (holders in street name)	You must contact your broker, bank, or other nominee for specific instructions on how to change or revoke your vote.	

12. WHO BEARS THE COST OF SOLICITING VOTES FOR THE ANNUAL MEETING?

This solicitation is made by the Board on behalf of Kraft Heinz. Kraft Heinz bears the cost of soliciting your vote. Our directors, officers, or employees may solicit proxies or votes in person, by telephone, or by electronic communication. They will not receive any additional compensation for these solicitation activities. We have hired Sodali & Co, 333 Ludlow Street, 5th Floor, South Tower, Stamford, Connecticut 06902, to distribute and solicit proxies. We will pay Sodali & Co a fee of $17,500, plus reasonable expenses, for these services. We may also enlist the help of banks, brokers, and other nominee holders in soliciting proxies for the Annual Meeting from their customers (i.e., beneficial holders) and reimburse those firms for related out-of-pocket expenses.

13. WHAT IS "HOUSEHOLDING"?

Unless you advised otherwise, if you are a beneficial holder and other residents at your mailing address share the same last name and also own shares of Kraft Heinz common stock in an account at the same broker, bank, or other nominee, your nominee delivered a single Notice or set of proxy materials to your address. This method of delivery is known as householding. Householding reduces the number of mailings you receive, saves on printing and postage costs, and helps the environment. Stockholders who participate in householding continue to receive separate voting instruction cards and control numbers for voting electronically.

If you wish to receive a separate copy of the Notice or proxy materials, now or in the future, you should submit a request as follows and the materials will be delivered promptly:

	Broadridge Financial Solutions, Inc. Householding Department 51 Mercedes Way Edgewood, New York 11717	 1-866-540-7095

Beneficial holders sharing an address who are receiving multiple copies of the proxy materials and wish to receive a single copy of these materials in the future should contact their broker, bank, or other nominee to make this request.

14. ARE MY VOTES CONFIDENTIAL?

Yes. Your votes will not be disclosed to our directors, officers, or employees, except:

- as necessary to meet applicable legal requirements and to assert or defend claims for or against us;

- in the case of a contested proxy solicitation;

- if you provide a comment with your proxy or otherwise communicate your vote to us outside of the normal procedures; or

- as necessary to allow the inspector of election to certify the results.

15. WHO COUNTS THE VOTES?

Broadridge Financial Solutions, Inc. will receive and tabulate the proxies, and a representative of Broadridge Financial Solutions, Inc. will act as the inspector of election and certify the results.

16. HOW DO I FIND OUT THE VOTING RESULTS?

We will disclose the final voting results in a Current Report on Form 8-K to be filed with the SEC on or before May 20, 2026. It will be available on our website at **ir.kraftheinzcompany.com/financials/sec-filings** and on the SEC's website at **www.sec.gov**.

17. HOW CAN I ATTEND THE ANNUAL MEETING?



To Attend the Annual Meeting

- Visit the meeting login page at **www.virtualshareholdermeeting.com/KHC2026**.
- Enter the control number included on your Notice, proxy card, or voting instruction form, or otherwise provided by your bank, broker, or other nominee as described below.

Registered Holders: Use the control number included on the Notice or proxy card.

Beneficial Holders (hold your shares in street name):

If your Notice or voting instruction form indicates that you may vote your shares at **www.proxyvote.com**, you will use the control number indicated on your Notice or instruction form.

Otherwise, you should contact your bank, broker, or other nominee (ideally no less than five days before the Annual Meeting) to obtain a legal proxy.

If you have any questions about your control number or how to obtain one, please contact your bank, broker, or other nominee.

Online access will open 15 minutes prior to the start of the Annual Meeting.
You may vote during the Annual Meeting by following the instructions available on the meeting website during the meeting.



To Listen to the Annual Meeting *(without a control number or legal proxy)*

- Visit **www.virtualshareholdermeeting.com/KHC2026** and register as a guest. You will not be able to vote or ask questions during the Annual Meeting.



For Help with Difficulties Accessing the Annual Meeting

- Call 1-844-986-0822 (United States) or 1-303-562-9302 (International) for assistance. The technical support phone lines will be available beginning approximately 15 minutes before the Annual Meeting.

18. HOW CAN I SUBMIT QUESTIONS?



During the Annual Meeting

- Visit **www.virtualshareholdermeeting.com/KHC2026**.
- Enter the control number included on your Notice, proxy card, or voting instruction form, or otherwise provided by your bank, broker, or other nominee (as described in Question 17).
- Type your question into the "Ask a Question" field and click "Submit."

Only stockholders with a valid control number will be allowed to ask questions. We will try to answer as many stockholder questions as time permits. We reserve the right to edit profanity or other inappropriate language and to exclude questions regarding topics that are not pertinent to Annual Meeting matters or Company business. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition.

STOCKHOLDER PROPOSALS

We presently anticipate that the 2027 Annual Meeting of Stockholders will be held on or about May 13, 2027.

Stockholder Proposals	Description	Deadline *Date and time by which Kraft Heinz must receive written notice of the nomination or proposal*	Additional Requirements
To include a proposal in our 2027 Proxy Statement	Under SEC Rule 14a-8, a stockholder may submit a proposal for possible inclusion in the proxy statement for our 2027 Annual Meeting of Stockholders by delivering written notice to Kraft Heinz at the address below	By the close of business on December 4, 2026	The information required by Rule 14a-8
To nominate a candidate for election as a director or submit a proposal for consideration at our 2027 Annual Meeting of Stockholders	Under our By-Laws, a stockholder may nominate a candidate for election as a director or propose business for consideration at our 2027 Annual Meeting of Stockholders by delivering written notice to Kraft Heinz at the address below	Between the close of business on December 15, 2026 and the close of business on January 14, 2027. We generally must receive written notice no later than 120 days, and no earlier than 150 days, before the first anniversary of the preceding year's annual meeting. If we change the date of an annual meeting by more than 30 days before or more than 60 days after the date of the previous year's annual meeting, then we must receive this written notice no later than 120 days, and no earlier than 150 days, before the date of that annual meeting or, if the first public announcement of the date of an annual meeting is less than 120 days prior to the date of such annual meeting, then we must receive this written notice no later than the 10th day following the day on which public announcement of the date of such annual meeting is first made by us.	The information required by our By-Laws, Article II, Section 6(c) and Rule 14a-19 (for nominees to be included on our proxy card)



MAIL TO:



The Kraft Heinz Company
Attention: Corporate Secretary
200 East Randolph Street
Suite 7600
Chicago, Illinois 60601

Our By-Laws are available on our website as provided under Governance—*Other Governance Policies and Practices—Governance Documents—Corporate Governance Materials Available on Our Website*. You may also obtain a copy of our By-Laws from our Corporate Secretary by written request to the above address.

OTHER MATTERS

We do not know of any matters, other than those described in this Proxy Statement, that may be presented for action at the Annual Meeting. If any other matters properly come before the Annual Meeting, your proxy gives authority to the persons designated as proxies to vote in accordance with their best judgment. The Chair of the Annual Meeting may refuse to allow the presentation of a proposal or a nomination for the Board at the Annual Meeting if it is not properly submitted.

 

Appendix A
Non-GAAP Financial Measures

We report our financial results in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In addition, management uses certain non-GAAP financial measures to assist in comparing the Company's performance on a consistent basis for purposes of business decision making by removing the impact of certain items that management believes do not directly reflect the Company's underlying operations.

The non-GAAP financial measures provided in this Proxy Statement should be viewed in addition to, and not as an alternative for, results prepared in accordance with GAAP. The non-GAAP financial measures presented may differ from similarly titled non-GAAP financial measures presented by other companies, and other companies may not define these non-GAAP financial measures in the same way. These measures are not substitutes for their comparable GAAP financial measures.

The following information for Organic Net Sales, Adjusted Operating Income, Adjusted Net Income, Adjusted EPS, Free Cash Flow, Free Cash Flow Conversion, and Net Leverage is provided to reconcile these non-GAAP financial measures, which are disclosed in this Proxy Statement, to their most comparable GAAP measures. The Company believes:

- **Organic Net Sales, Adjusted Operating Income, Adjusted Net Income, and Adjusted EPS** provide important comparability of underlying operating results, allowing investors and management to assess the Company's operating performance on a consistent basis; and

- **Free Cash Flow, Free Cash Flow Conversion, and Net Leverage** provide measures of the Company's core operating performance, the cash-generating capabilities of the Company's business operations, and are factors used in determining the Company's borrowing capacity and the amount of cash available for debt repayments, dividends, acquisitions, share repurchases, and other corporate purposes.

Management believes that presenting the Company's non-GAAP financial measures is useful to investors because it (i) provides investors with meaningful supplemental information regarding financial performance by excluding certain items, (ii) permits investors to view performance using the same tools that management uses to budget, make operating and strategic decisions, and evaluate historical performance, and (iii) otherwise provides supplemental information that may be useful to investors in evaluating the Company's results. The Company believes that the presentation of these non-GAAP financial measures, when considered together with the corresponding GAAP financial measures and the reconciliations to those measures, provides investors with additional understanding of the factors and trends affecting the Company's business than could be obtained absent these disclosures.

ORGANIC NET SALES

Organic Net Sales is defined as net sales excluding, when they occur, the impact of currency, acquisitions and divestitures, and a 53rd week of shipments. The Company calculates the impact of currency on net sales by holding exchange rates constant at the previous year's exchange rate, with the exception of highly inflationary subsidiaries, for which the Company calculates the previous year's results using the current year's exchange rate.

Reconciliation of Net Sales to Organic Net Sales for the Year Ended

(dollars in millions)

(Unaudited)

	Net Sales	Currency	Acquisitions and Divestitures	Organic Net Sales
December 27, 2025	$24,942	$53		$24,889
December 28, 2024	$25,846	$80	$10	$25,756
Year-over-year change	(3.5%)			(3.4%)

ADJUSTED OPERATING INCOME

Adjusted Operating Income is defined as operating income/(loss) excluding, when they occur, the impacts of restructuring activities, deal costs, separation costs, unrealized gains/(losses) on commodity hedges (the unrealized gains and losses are recorded in general corporate expenses until realized; once realized, the gains and losses are recorded in the applicable segment's operating results), impairment losses, and certain non-ordinary course legal and regulatory matters.

Reconciliation of Operating Income/(Loss) to Adjusted Operating Income
(dollars in millions)
(Unaudited)

	For the Year Ended				
	December 27, 2025	December 28, 2024	December 30, 2023	December 31, 2022	December 25, 2021
Operating income/(loss)	(4,669)	1,683	4,572	3,634	3,460
Restructuring activities	13	27	60	74	84
Deal costs	—	—	—	9	11
Unrealized losses/(gains) on commodity hedges	35	(19)	1	63	17
Separations costs	60	—	—	—	—
Impairment losses	9,306	3,669	662	999	1,634
Certain non-ordinary course legal and regulatory matters	—	—	2	210	62
Adjusted Operating Income	$4,745	$5,360	$5,297	$4,989	$5,268

ADJUSTED EPS/ADJUSTED NET INCOME

Adjusted EPS and Adjusted Net Income/(Loss) are defined as gross profit, net income/(loss), and diluted earnings per share, respectively, excluding, when they occur, the impacts of restructuring activities, deal costs, unrealized losses/(gains) on commodity hedges, impairment losses, certain non-ordinary course legal and regulatory matters, losses/(gains) on the sale of a business, other losses/(gains) related to acquisitions and divestitures (e.g., tax and hedging impacts), nonmonetary currency devaluation (e.g., remeasurement gains and losses), debt prepayment and extinguishment (benefit)/costs, and certain significant discrete income tax items, and including when they occur, adjustments to reflect preferred stock dividend payments on an accrual basis.

Reconciliation of GAAP Results to Non-GAAP Results

(dollars in millions)

(Unaudited)

For the Year Ended

December 27, 2025

	Gross profit	Selling, general and administrative expenses	Operating income/ (loss)	Interest expense	Other expense/ (income)	Income/ (loss) before income taxes	Provision for/ (benefit from) income taxes	Net income/ (loss)	Net income/ (loss) attributable to noncontrolling interest	Net income/ (loss) attributable to common shareholders	Diluted EPS
GAAP Results	$8,309	$12,978	$(4,669)	$947	$(171)	$(5,445)	$403	$(5,848)	$(2)	$(5,846)	$(4.93)
Items Affecting Comparability											
Restructuring activities	1	(12)	13	—	(8)	21	3	18	—	18	0.02
Unrealized losses/(gains) on commodity hedges	35	—	35	—	—	35	9	26	—	26	0.02
Impairment losses	—	(9,306)	9,306	—	—	9,306	624	8,682	—	8,682	7.31
Separation costs	—	(60)	60	—	—	60	7	53	—	53	0.05
Losses/(gains) on sale of business	—	—	—	—	(42)	42	—	42	—	42	0.04
Nonmonetary currency devaluation	—	—	—	—	(34)	34	—	34	—	34	0.03
Certain significant discrete income tax items	—	—	—	—	—	—	(73)	73	—	73	0.06
Adjusted Non-GAAP Results	$8,345		$4,745					$3,080			$2.60

For the Year Ended

December 28, 2024

	Gross profit	Selling, general and administrative expenses	Operating income/ (loss)	Interest expense	Other expense/ (income)	Income/ (loss) before income taxes	Provision for/ (benefit from) income taxes	Net income/ (loss)	Net income/ (loss) attributable to noncontrolling interest	Net income/ (loss) attributable to common shareholders	Diluted EPS
GAAP Results	$8,968	$7,285	$1,683	$912	$(85)	$856	$(1,890)	$2,746	$2	$2,744	$2.26
Items Affecting Comparability											
Restructuring activities	8	(19)	27	—	7	20	2	18	—	18	0.01
Unrealized losses/(gains) on commodity hedges	(19)	—	(19)	—	—	(19)	(4)	(15)	—	(15)	(0.01)
Impairment losses	—	(3,669)	3,669	—	—	3,669	533	3,136	—	3,136	2.58
Separation costs	—	—	—	—	—	—	—	—	—	—	—
Losses/(gains) on sale of business	—	—	—	—	(81)	81	21	60	—	60	0.05
Nonmonetary currency devaluation	—	—	—	—	(16)	16	—	16	—	16	0.01
Certain significant discrete income tax items	—	—	—	—	—	—	2,239	(2,239)	—	(2,239)	(1.84)
Adjusted Non-GAAP Results	$8,957		$5,360					$3,722			$3.06

FREE CASH FLOW/FREE CASH FLOW CONVERSION

Free Cash Flow is defined as net cash provided by/(used for) operating activities less capital expenditures. Free Cash Flow Conversion is defined as Free Cash Flow divided by Adjusted Net Income/(Loss). The use of this non-GAAP measure does not imply or represent the residual cash flow for discretionary expenditures since the Company has certain non-discretionary obligations such as debt service that are not deducted from the measure.

Reconciliation of Net Cash Provided By/(Used for) Operating Activities to Free Cash Flow for the Year Ended
(in millions)
(Unaudited)

	December 27, 2025	December 28, 2024
Net Cash Provided by/(used for) Operating Activities	$4,462	$4,184
Capital expenditures	(801)	(1,024)
Free Cash Flow	$3,661	$3,160
Adjusted Net Income/(Loss)	$3,080	$3,722
Free Cash Flow Conversion	119%	85%

NET LEVERAGE

Net Leverage is defined as debt less cash, cash equivalents and short-term investments divided by Adjusted EBITDA. Adjusted EBITDA is defined as net income/(loss) from continuing operations before interest expense, other expense/(income), provision for/(benefit from) income taxes, and depreciation and amortization (excluding restructuring activities); in addition to these adjustments, the Company excludes, when they occur, the impacts of divestiture-related license income, restructuring activities, deal costs, unrealized losses/(gains) on commodity hedges, impairment losses, certain non-ordinary course legal and regulatory matters, and equity award compensation expense (excluding restructuring activities).

Reconciliation of Net Income/(Loss) to Adjusted EBITDA for the 12 Months Ended December 27, 2025
(in millions)
(Unaudited)

Net income/(loss)	$(5,848)
Interest expense	947
Other expense/(income)	(171)
Provision for/(benefit from) income taxes	403
Operating income/(loss)	(4,669)
Depreciation and amortization (excluding restructuring activities)	967
Divestiture-related license income	(52)
Restructuring activities	13
Separation Costs	60
Unrealized losses/(gains) on commodity hedges	35
Impairment losses	9,306
Equity award compensation expense	95
Adjusted EBITDA	$5,755
Current portion of long-term debt	1,908
Long-term debt	19,311
Less: Cash and cash equivalents	(2,615)
Less: Short Term Investments	(1,060)
	$17,544
Net Leverage	3.0



Appendix B
The Kraft Heinz Company
Amended and Restated 2020 Omnibus Incentive Plan

SECTION 1.   Purpose. The purpose of The Kraft Heinz Company Amended and Restated 2020 Omnibus Incentive Plan is to attract, retain and reward those employees, directors and other individuals who are expected to contribute significantly to the success of the Company and its Subsidiaries, to incentivize such individuals to perform at the highest level, to strengthen the mutuality of interests between such individuals and the Company's stockholders and, in general, to further the best interests of the Company and its stockholders.

SECTION 2.   Definitions. As used in the Plan, the following terms shall have the meanings set forth below:

"**Act**" shall mean the Securities Exchange Act of 1934. Reference to a specific section of the Act or regulation thereunder shall include such section or regulation, any valid regulation or interpretation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

"**Affiliate**" shall mean, as to any person or entity, any other person or entity that, directly or indirectly, controls, is controlled by or is under common control with, such person or entity, or any person or entity in which any other person or entity has a significant equity interest, in either case as determined by the Committee.

"**Applicable Exchange**" means NASDAQ or any other national stock exchange or quotation system on which the Shares may be listed or quoted.

"**Award**" shall mean any Option, SAR, award of Restricted Stock, Restricted Stock Units, Deferred Stock, annual or long-term Performance Award, Other Stock-Based Award or Cash-Based Award granted under the Plan, which may be denominated or settled in Shares, cash or in such other forms as provided for herein or determined by the Committee from time to time in its sole discretion.

"**Award Agreement**" shall mean an agreement (whether in written or electronic form) or other instrument or document evidencing any Award granted under the Plan, which may, but need not, be executed or acknowledged by a Participant.

"**Berkshire**" shall mean Berkshire Hathaway Inc. and its Affiliates.

"**Blackout Period**" means a period when a Participant is prohibited from trading in the Company's securities pursuant to securities regulatory requirements or the Company's insider trading policy or other applicable policy or requirement of the Company.

"**Board**" shall mean the Board of Directors of the Company.

"**Cause**" shall mean, for any Participant, the meaning given to such term in an employment agreement or Award Agreement, or in the absence of an employment agreement or Award Agreement (or if an employment agreement or Award Agreement does not define such term or a similar term) it shall mean with respect to such Participant any of the following: (i) the continued failure of such Participant to perform any portion of his or her duties, (ii) intentional misconduct by such Participant which is or is likely to be injurious to the Company or any of its Subsidiaries, monetarily or otherwise, (iii) such Participant's indictment for, or conviction of, a felony (including a plea of nolo contendere), (iv) such Participant's negligent performance of his or her duties, (v) any material breach by such Participant of the terms of the Plan, an Award Agreement, an employment agreement or any other agreement with the Company or any of its Subsidiaries to which such Participant is a party, (vi) a violation of the Company's written policies regarding ethical business practices or any other serious violation of any written policy of the Company or any of its Subsidiaries; provided that in all instances "Cause" shall include a Participant's resignation in circumstances where Cause (as defined herein or if applicable, in an employment agreement or Award Agreement) exists.

"**Cash-Based Award**" means an Award granted pursuant to Section 12(b) of the Plan and payable in cash at such time or times and subject to such terms and conditions as determined by the Committee in its sole discretion.

"**Change in Control**" shall mean the occurrence of:

(i)   any "person" (as defined in Section 13(d) of the Act) (other than Berkshire, the Company, its Affiliates or an employee benefit plan or trust maintained by the Company or its Affiliates, or any company owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of Shares of the Company) becoming the "beneficial owner" (as defined in Rule 13d-3 under the Act), directly or indirectly, of more than 50% of the combined voting power of the Company's then outstanding securities;

(ii)   the consummation of a merger or consolidation of the Company or any direct or indirect subsidiary of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or being converted into voting securities of the surviving entity or any parent thereof) more than 50% of the combined voting power or the total fair market value of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation;

(iii)   during any period of 24 consecutive calendar months, individuals who were directors of the Company on the first day of such period (the "**Incumbent Directors**") cease for any reason to constitute a majority of the Board; provided, however, that any individual becoming a director subsequent to the first day of such period whose election, or nomination for election, by the Company's stockholders was approved by a vote of at least a majority of the Incumbent Directors shall be considered as though such individual were an Incumbent Director, but excluding, for purposes of this proviso, any such individual whose initial assumption of office occurs as a result of an actual or threatened proxy contest with respect to election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a "person" (as used in Section 13(d) of the Act), in each case other than the Board; or

(iv)   a complete liquidation or dissolution of the Company or the consummation of any sale, lease, exchange or other transfer (in one transaction or a series of transactions) of all or substantially all of the assets of the Company; other than such liquidation, sale or disposition to a person or persons who beneficially own, directly or indirectly, more than 50% of the combined voting power of the outstanding voting securities of the Company at the time of the sale.

Notwithstanding the foregoing, with respect to any Award that is characterized as "nonqualified deferred compensation" within the meaning of Section 409A of the Code, an event shall not be considered to be a Change in Control under the Plan for purposes of payment of such Award unless such event is also a "change in ownership," a "change in effective control" or a "change in the ownership of a substantial portion of the assets" of the Company within the meaning of Section 409A of the Code.

"**Code**" shall mean the Internal Revenue Code of 1986. Any reference to any section of the Code shall also be a reference to any successor provision and any treasury regulation promulgated thereunder.

"**Committee**" shall mean the Human Capital and Compensation Committee of the Board or such other committee as may be designated by the Board. If the Board does not designate the Committee, references herein to the "Committee" shall refer to the Board.

"**Company**" shall mean The Kraft Heinz Company.

"**Consultant**" means a person or corporation engaged by the Company to provide Services for an initial, renewable or extended period of 12 months or more.

"**Deferred Stock**" shall mean a right to receive Shares or other Awards or a combination thereof at the end of a specified deferral period granted under Section 9.

"**Dividend Equivalent**" means a right, granted to a Participant under the Plan, to receive cash, shares, other Awards or other property equal in value to dividends paid with respect to Shares.

"**Effective Date**" shall mean the date of the Plan's approval by the Board, subject to the approval of the Plan by the stockholders of the Company.

"**Fair Market Value**" means, except as otherwise provided in the applicable Award Agreement, (i) with respect to any property other than Shares, the fair market value of such property determined by such methods or procedures as shall be established from time to time by the Committee and (ii) with respect to Shares, as of any date, (A) the closing per-share sales price of Shares as reported by the Applicable Exchange for such stock exchange for such date or the prior trading day or, if there were no sales on such dates, on the closest preceding date on which there were sales of Shares or (B) in the event there shall be no public market for the Shares on such date, the fair market value of the Shares as determined in good faith by the Committee.

"**Incentive Stock Option**" shall mean an option representing the right to purchase Shares from the Company, granted under and in accordance with the terms of Section 6, that is intended to be and is designated as an "Incentive Stock Option" within the meaning of Section 422 of the Code.

"**NASDAQ**" means the National Association of Securities Dealers Automatic Quotation System.

"**Non-Qualified Stock Option**" shall mean an option representing the right to purchase Shares from the Company, granted under and in accordance with the terms of Section 6, that is not an Incentive Stock Option.

"**Option**" shall mean an Incentive Stock Option or a Non-Qualified Stock Option.

"**Other Stock-Based Award**" means an Award granted pursuant to Section 12(a) of the Plan.

"**Participant**" shall mean the recipient of an Award granted under the Plan.

"**Performance Award**" means an Award granted pursuant to Section 10 of the Plan.

"**Performance Formula**" means, for a Performance Period, one or more formula(e) applied against the relevant Performance Goal to determine, with regard to the Performance Award of a particular Participant, whether all, some portion but less than all, or none of such Award has been earned for the Performance Period.

"**Performance Goals**" means goals established by the Committee as contingencies for Awards to vest and/or become exercisable or distributable based on one or more of the performance goals set forth in Exhibit A hereto.

"**Performance Period**" means the period established by the Committee at the time any Performance Award is granted or at any time thereafter during which any Performance Goals specified by the Committee with respect to such Award are measured or must be satisfied.

"**Plan**" shall mean The Kraft Heinz Company Amended and Restated 2020 Omnibus Incentive Plan, as the same may be amended from time to time.

"**Release**" means a form release agreement developed by the Company which release shall have such terms as the Company may prescribe, including without limitation, a provision requiring submission of any disputes to mandatory arbitration; provided, however, that a Participant's execution and nonrevocation of a Release timely delivered to the Company pursuant to the Amended and Restated Severance Pay Plan for Salaried Employees or the Change in Control Severance Plan shall be sufficient to satisfy the Release condition set forth in Section 14. Any Release prescribed by the Company shall be required to be timely signed and returned to the Company as a condition of receiving the applicable benefits under the Plan. A Release shall be considered timely only to the extent that it is returned to the Company within the time period specified by the Company.

"**Restricted Stock**" shall mean any Share granted under Section 8.

"**Restricted Stock Unit**" shall mean a contractual right granted under Section 8 that is denominated in Shares. Each Restricted Stock Unit represents a right to receive one Share or the value of one Share upon the terms and conditions set forth in the Plan and the applicable Award Agreement.

"**Rule 16b-3**" means Rule 16b-3 under Section 16(b) of the Act as then in effect or any successor provision.

"**SAR**" or "**Stock Appreciation Right**" shall mean any right granted to a Participant pursuant to Section 7 to receive, upon exercise by the Participant, the excess of (i) the Fair Market Value of one Share on the date of exercise over (ii) the grant price of the right on the date of grant, or if granted in connection with an outstanding Option on the date of grant of the related Option, as specified by the Committee in its sole discretion, which, except in the case of Substitute Awards or in connection with an adjustment provided in Section 5(d), shall not be less than the Fair Market Value of one Share on such date of grant of the right or the related Option, as the case may be.

"**Securities Act**" means the Securities Act of 1933 and all rules and regulations promulgated thereunder. Reference to a specific section of the Securities Act or regulation thereunder shall include such section or regulation, any valid regulation or interpretation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

"**Service**" shall mean the active performance of services for the Company or a Subsidiary by an individual who is an employee, director or consultant of the Company or a Subsidiary. Notwithstanding the foregoing, with respect to any Award that is characterized as "nonqualified deferred compensation" within the meaning of Section 409A of the Code, an event shall not be considered to be a termination of "Service" under the Plan for purposes of payment of such Award unless such event is also a "separation from service" within the meaning of Section 409A of the Code.

"**Shares**" shall mean shares of the common stock of the Company.

"**Subsidiary**" shall mean any corporation of which stock representing at least 50% of the ordinary voting power is owned, directly or indirectly, by the Company.

"**Substitute Awards**" shall mean Awards granted in assumption of, or in substitution for, outstanding awards previously granted by a company acquired by the Company or with which the Company combines.

"**Transfer**" means: (i) when used as a noun, any direct or indirect transfer, sale, assignment, pledge, hypothecation, encumbrance or other disposition (including the issuance of equity in any entity), whether for value or no value and whether voluntary or involuntary (including by operation of law), and (ii) when used as a verb, to directly or indirectly transfer, sell, assign, pledge, encumber, charge, hypothecate or otherwise dispose of (including the issuance of equity in any entity) whether for value or for no value and whether voluntarily or involuntarily (including by operation of law). "**Transferred**" and "**Transferable**" shall have a correlative meaning.

"**Unrestricted Pool**" means a number of Shares equal to 5% of the total number of Shares available for issuance set forth in Section 5.

SECTION 3.   Eligibility.

(a)   Any employee, director, Consultant or other advisor of, or any other individual who provides Services to, the Company or any Subsidiary, shall be eligible to be selected to receive an Award under the Plan. Notwithstanding the foregoing, only eligible employees of the Company, its subsidiaries and its parent (as determined in accordance with Section 422(b) of the Code) are eligible to be granted

Incentive Stock Options under the Plan. Eligibility for the grant of Awards and actual participation in the Plan shall be determined by the Committee in its sole discretion.

(b)   An individual who has agreed to accept employment by the Company or a Subsidiary shall be deemed to be eligible for Awards hereunder as of the date of such acceptance; provided that vesting and exercise of Awards granted to such individual are conditioned upon such individual actually becoming an employee of the Company or a Subsidiary.

(c)   Holders of Options and other types of Awards granted by a company acquired by the Company or with which the Company combines are eligible for grant of Substitute Awards hereunder.

SECTION 4.   Administration.

(a)   The Plan shall be administered by the Committee. The Committee shall be appointed by the Board and shall consist of two or more non-employee directors. To the extent required by applicable law, rule or regulation, it is intended that each member of the Committee shall (i) qualify as a "non-employee director" under Rule 16b-3 and (ii) meet the independence requirements of the Applicable Exchange. The Board may designate one or more directors as alternate members of the Committee who may replace any absent or disqualified member at any meeting of the Committee. The Committee may delegate to one or more officers of the Company the authority to grant Awards except that such delegation shall not be applicable to any Award for a person then covered by Section 16 of the Act. The Committee may issue rules and regulations for administration of the Plan. The Committee shall meet at such times and places as it may determine.

(b)   Subject to Section 16 of the Plan, the Committee shall have the authority to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan and perform all acts, including the delegation of its responsibilities (to the extent permitted by applicable law and the rules of the Applicable Exchange), as it shall, from time to time, deem advisable; to construe and interpret the terms and provisions of the Plan and any Award issued under the Plan (and any agreements relating thereto); and to otherwise supervise the administration of the Plan. The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any agreement relating thereto in the manner and to the extent it shall deem necessary to effectuate the purpose and intent of the Plan. The Committee may adopt special guidelines and provisions for persons who are residing in or employed in, or subject to, the taxes of, any domestic or foreign jurisdictions to comply with applicable tax and securities laws of such domestic or foreign jurisdictions. To the extent applicable, the Plan is intended to comply with the applicable requirements of Rule 16b-3, and the applicable provisions of the Plan shall be limited, construed and interpreted in a manner so as to comply therewith.

(c)   Subject to the terms of the Plan and applicable law and the rules of the Applicable Exchange and in addition to those authorities provided in Section 4(b), the Committee (or its delegate) shall have full power and authority to: (i) designate Participants; (ii) determine the type or types of Awards (including Substitute Awards) to be granted to each Participant under the Plan; (iii) determine the number of Shares to be covered by (or with respect to which payments, rights, or other matters are to be calculated in connection with) Awards; (iv) determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder, including, but not limited to, (A) the exercise or purchase price (if any), (B) any restriction or limitation, (C) any vesting schedule or (D) any forfeiture restrictions or waiver thereof, regarding any Award and the Shares relating thereto, based on such factors, if any, as the Committee shall determine, in its sole discretion; (v) determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, Shares, other securities, or other Awards, or canceled, forfeited or suspended, and the method or methods by which Awards may be settled, exercised, canceled, forfeited or suspended; (vi) determine whether, to what extent, and under what circumstances cash, Shares, other securities, other Awards, and other amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the holder thereof or of the Committee, taking into consideration the requirements of Section 409A of the Code; (vii) determine whether to require a Participant, as a condition of the granting of any Award, to not sell or otherwise dispose of shares acquired pursuant to the exercise of an Award for a period of time as determined by the Committee, in its sole discretion, following the date of the acquisition of such Award; (viii) to determine whether an Option is an Incentive Stock Option or Non-Qualified Stock Option; (ix) to modify, extend or renew an Award; provided, however, that such action does not subject the Award to Section 409A of the Code without the consent of the Participant; (x) interpret and administer the Plan and any instrument or agreement relating to, or Award made under, the Plan; (xi) establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; (xii) accelerate the vesting or exercisability of, or lapse of restrictions on, any Award at any time; (xiii) amend an outstanding Award or grant a replacement Award for an Award previously granted under the Plan if, in its sole discretion, the Committee determines that (A) the tax consequences of such Award to the Company or the Participant differ from those consequences that were expected to occur on the date the Award was granted or (B) clarifications or interpretations of, or changes to, tax law or regulations permit Awards to be granted that have more favorable tax consequences than initially anticipated; and (xiv) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

(d)   In no event shall any Award (other than Cash-Based Awards) provide for vesting earlier than one year following the applicable grant date, except that Awards relating to a number of Shares not to exceed the Unrestricted Pool shall not be subject to this minimum vesting requirement.

(e)   All decisions of the Committee shall be final, conclusive and binding upon all parties, including the Company, the stockholders and the Participants.

SECTION 5.   Shares Available for Awards; Per Person Limitations.

(a)   Subject to adjustment as provided below, the maximum number of Shares available for issuance under the Plan is 70,000,000 Shares ("**Plan Share Limit**"). The maximum number of these reserved Shares with respect to which Incentive Stock Options may be granted under the Plan shall be 70,000,000 ("**Plan ISO Limit**"). Each Share with respect to which an Option or stock-settled SAR is granted under the Plan shall reduce the aggregate number of Shares that may be delivered under the Plan by one Share and each Share with respect to which any other Award denominated in Shares is granted under the Plan shall reduce the aggregate number of Shares that may be delivered under the Plan by one Share. With respect to Stock Appreciation Rights settled in Shares, each Share with respect to which such stock-settled SAR is exercised shall be counted as one Share against the maximum aggregate number of Shares that may be delivered pursuant to Awards granted under the Plan as provided above, regardless of the number of Shares actually delivered upon settlement of such stock-settled SAR. If any Option, Stock Appreciation Right, Restricted Stock Unit or Other Stock-Based Award granted under the Plan expires, terminates or is canceled for any reason without having been exercised in full, the number of Shares subject to such Award that were not issued with respect to such Award shall again be available for the purpose of Awards under the Plan without reducing the number of Shares that remain available for issuance. If any shares of Restricted Stock, Performance Awards or Other Stock-Based Awards denominated in Shares awarded under the Plan to a Participant are forfeited for any reason, the number of forfeited shares of Restricted Stock, Performance Awards or Other Stock-Based Awards denominated in Shares shall again be available for purposes of Awards under the Plan. Any Award under the Plan settled in cash shall not be counted against the foregoing maximum share limitations. For the avoidance of doubt, no Shares that are surrendered, withheld or tendered to the Company in payment of the exercise price of an Option or any taxes required to be withheld in respect of any Award shall again become available to be delivered pursuant to Awards granted under the Plan.

(b)   Any Shares delivered pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares or Shares acquired by the Company.

(c)   The following individual Participant limitations shall apply:

(i)   The maximum number of Shares subject to (x) any Award of Options or Stock Appreciation Rights or (y) any Award of Restricted Stock, Restricted Stock Units or Other Stock-Based Awards which may be granted under the Plan during any fiscal year of the Company to any Participant shall be 2,000,000 Shares individually for any such type or in the aggregate (the "**Annual Individual Plan Share Limit**"). If a Stock Appreciation Right is granted in tandem with an Option, it shall apply against the Participant's individual share limitations for both Stock Appreciation Rights and Options.

(ii)   In the case of Awards that are settled in cash based on the Fair Market Value of a Share, the maximum aggregate amount of cash that may be paid pursuant to Awards granted in any fiscal year of the Company under the Plan shall be equal to the per-Share Fair Market Value as of the relevant vesting, payment or settlement date multiplied by the Annual Individual Plan Share Limit.

Company
Overview

Voting
Roadmap

Stockholder
Engagement

Our
Board

Governance

Director
Compensation

Beneficial
Ownership

Executive
Compensation

Audit
Matters

Other
Information

Appendix A
Non-GAAP

**Appendix B
A&R Plan**

(d)   Changes:

(i)   The existence of the Plan and the Awards granted hereunder shall not affect in any way the right or power of the Board or the stockholders of the Company to make or authorize (A) any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, (B) any merger or consolidation of the Company or any Affiliate, (C) any issuance of bonds, debentures, preferred or prior preference stock ahead of or affecting the Shares, (D) the dissolution or liquidation of the Company or any Affiliate, (E) any sale or transfer of all or part of the assets or business of the Company or any Affiliate or (F) any other corporate act or proceeding.

(ii)   Subject to the provisions of Section 5(d)(iv), if there shall occur any such change in the capital structure of the Company by reason of any stock split, reverse stock split, stock dividend, extraordinary dividend, subdivision, combination or reclassification of shares that may be issued under the Plan, any recapitalization, any merger, any consolidation, any spin off, any reorganization or any partial or complete liquidation, or any other corporate transaction or event having an effect similar to any of the foregoing (a "**Corporate Event**"), then the Committee shall appropriately adjust (A) the number and/or kind of shares that thereafter may be issued under the Plan, (B) the number and/or kind of shares or other property (including cash) to be issued upon exercise of an outstanding Award granted under the Plan, and/or (C) the purchase price thereof. In addition, subject to Section 5(d)(iv), if there shall occur any change in the capital structure or the business of the Company that is not a Corporate Event (an "**Other Extraordinary Event**"), including by reason of any ordinary dividend (whether cash or stock), any conversion, any adjustment, any issuance of any class of securities convertible or exercisable into, or exercisable for, any class of stock, or any sale or transfer of all or substantially all of the Company's assets or business, then the Committee, in its sole discretion, may adjust any Award and make such other adjustments to the Plan. Any adjustment pursuant to this Section 5(d) shall be consistent with the applicable Corporate Event or the applicable Other Extraordinary Event, as the case may be, and in such manner as the Committee may, in its sole discretion, deem appropriate and equitable to prevent substantial dilution or enlargement of the rights granted to, or available for, Participants under the Plan. Any such adjustment determined by the Committee shall be final, binding and conclusive on the Company and all Participants and their respective heirs, executors, administrators, successors and permitted assigns. Except as expressly provided in this Section 5(d) or in the applicable Award Agreement, a Participant shall have no rights by reason of any Corporate Event or any Other Extraordinary Event.

(iii)   Fractional shares of Shares resulting from any adjustment in Awards pursuant to Section 5(d)(i) or Section 5(d)(ii) shall be aggregated until, and eliminated at, the time of exercise by rounding-down for fractions less than one-half and rounding-up for fractions equal to or greater than one-half. No cash settlements shall be made with respect to fractional shares eliminated by rounding. Notice of any adjustment shall be given by the Committee to each Participant whose Award has been adjusted and such adjustment (whether or not such notice is given) shall be effective and binding for all purposes of the Plan.

(iv)   In the event of a merger or consolidation of the Company or in the event of any transaction that results in the acquisition of substantially all of the Company's outstanding Shares by a single person or entity or by a group of persons and/or entities acting in concert, or in the event of the sale or transfer of all or substantially all of the Company's assets (all of the foregoing being referred to as an "**Acquisition Event**"), then the Committee may, in its sole discretion, terminate all outstanding and unexercised Options, Stock Appreciation Rights, or any Other Stock-Based Award that provides for a Participant elected exercise, effective as of the date of the Acquisition Event, by (A) cashing-out such Awards upon the date of consummation of the Acquisition Event by providing for a cash payment to the holder of such Awards, including in the case of an outstanding Option or SAR, a cash payment to the holder of such Option or SAR in consideration for the cancelation of such Option or SAR in an amount equal to the excess, if any, of the Fair Market Value (as of a date specified by the Committee) of the Shares subject to such Option or SAR over the aggregate exercise price of such Option or SAR, (B) cancelling or terminating any Option or SAR having a per-Share exercise price equal to, or in excess of, the Fair Market Value of a share subject to such Option or SAR without any payment or consideration therefor or (C) providing for a substitution or assumption of Awards, accelerating the exercisability of, lapse of restrictions on, or termination of, Awards, or delivering notice of termination to each Participant at least 5 days prior to the date of consummation of the Acquisition Event, in which case during the period from the date on which such notice of termination is delivered to the consummation of the Acquisition Event, each such Participant shall have the right to exercise in full all of such Participant's Awards that are then outstanding (without regard to any limitations on exercisability otherwise contained in the

Award Agreements), but any such exercise shall be contingent on the occurrence of the Acquisition Event, and, provided that, if the Acquisition Event does not take place within a specified period after giving such notice for any reason whatsoever, the notice and exercise pursuant thereto shall be null and void. If an Acquisition Event occurs but the Committee does not terminate the outstanding Awards pursuant to this Section 5(d)(iv), then the provisions of Section 5(d)(ii) and Section 14 shall apply.

(e)   Shares underlying Substitute Awards and Shares underlying awards that can only be settled in cash shall not reduce the number of Shares remaining available for issuance under the Plan.

(f)   Notwithstanding any provision of the Plan to the contrary, if authorized but previously unissued Shares are issued under the Plan, such shares shall not be issued for a consideration that is less than as permitted under applicable law and the rules of the Applicable Exchange.

(g)   The total compensation paid to any non-employee member of the Board for service in such capacity during any calendar year shall not exceed $1,000,000, subject to adjustment as provided in Section 5(d), including the aggregate Fair Market Value on the date of grant of shares of Common Stock subject to Awards granted under the Plan (which, in the case of Options, shall be determined based on the grant date fair value of such stock options and, in the case of other stock-based awards, shall be determined based on the Fair Market Value of the underlying Shares on the grant date) and any cash compensation paid or payable to such non-employee member of the Board; provided that the foregoing limit shall be 200% of such amount in the first year of service or when such non-employee member of the Board is serving as chairman or lead independent director.

SECTION 6.   Options. The Committee is hereby authorized to grant Options to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine:

(a)   The purchase price per Share under an Option shall be determined by the Committee; provided, however, that, except in the case of Substitute Awards, such purchase price shall not be less than the 100% (or 110% in the case of an Incentive Stock Option granted to a person owning stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company, its subsidiaries or its parent, determined in accordance with Section 422 of the Code) of the Fair Market Value of a Share on the date of grant of such Option.

(b)   The term of each Option shall be fixed by the Committee but shall not exceed 10 years from the date of grant thereof. Notwithstanding the foregoing, if the term of an Option (other than an Incentive Stock Option) held by any Participant not subject to Section 409A of the Code would otherwise expire during, or within ten business days of the expiration of a Blackout Period applicable to such Participant, then the term of such Option shall be extended to the close of business on the tenth business day following the expiration of the Blackout Period.

(c)   The Committee shall determine the time or times at which an Option may be exercised in whole or in part.

(d)   To the extent vested and exercisable, Options may be exercised in whole or in part at any time during the Option term, by giving written notice of exercise to the Company specifying the number of Shares to be purchased. The partial exercise of an Option shall not cause the expiration, termination or cancelation of the remaining portion thereof. Such notice shall be accompanied by payment in full of the purchase price as follows: (i) in cash or by check, bank draft or money order payable to the order of the Company; (ii) solely to the extent permitted by applicable law, if the Shares are traded on a national securities exchange, and the Committee authorizes, through a procedure whereby the Participant delivers irrevocable instructions to a broker reasonably acceptable to the Committee to deliver promptly to the Company an amount equal to the purchase price; or (iii) on such other terms and conditions as may be acceptable to the Committee (including, without limitation, having the Company withhold Shares issuable upon exercise of the Option, or by payment in full or in part in the form of Shares owned by the Participant, based on the Fair Market Value of the Shares on the payment date as determined by the Committee). No Shares shall be issued until payment therefor, as provided herein, has been made or provided for.

(e)   The terms of any Incentive Stock Option granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code, or any successor provision thereto, and any regulations promulgated thereunder. To the extent that the aggregate Fair Market Value (determined as of the time of grant) of the Shares with respect to which Incentive Stock Options are exercisable for the first time by a Participant during any calendar year under the Plan and/or any other stock option plan of the Company, any subsidiary or any parent exceeds $100,000, such Options shall be treated as Non-Qualified Stock Options. Should any provision of the Plan not be necessary in order for the Options to qualify as Incentive Stock Options, or should any additional provisions be required, the Committee may amend the Plan accordingly, without the necessity of obtaining the approval of the stockholders of the Company, subject to the rules of the Applicable Exchange. To the extent that any such Option does not qualify as an Incentive Stock Option (whether because of its provisions or the time or manner of its exercise or otherwise), such Option or the portion thereof which does not so qualify shall constitute a separate Non-Qualified Stock Option.

(f)   Other than in connection with a change in the Company's capitalization (as described in Section 5(d)(i) or Section 5(d)(ii)), the Company shall not, without stockholder approval, reduce the exercise price of an Option and, at any time when the exercise price of an Option is above the Fair Market Value of a Share, the Company shall not, without stockholder approval, cancel and re-grant, exchange or buy-out such Option for cash or a new Award.

SECTION 7.   Stock Appreciation Rights.

(a)   The Committee is hereby authorized to grant Stock Appreciation Rights ("**SARs**") to Participants with terms and conditions as the Committee shall determine not inconsistent with the provisions of the Plan.

(b)   SARs may be granted hereunder to Participants either alone ("freestanding") or in addition to other Awards granted under the Plan ("tandem") and may, but need not, relate to specific Options granted under Section 6.

(c)   Any tandem SAR related to an Option may be granted at the same time such Option is granted to the Participant. In the case of any tandem SAR related to any Option, the SAR or applicable portion thereof shall not be exercisable until the related Option or applicable portion thereof is exercisable and shall terminate and no longer be exercisable upon the termination or exercise of the related Option, except that a SAR granted with respect to less than the full number of Shares covered by a related Option shall not be reduced until the exercise or termination of the related Option exceeds the number of Shares not covered by the SAR. Any Option related to any tandem SAR shall no longer be exercisable to the extent the related SAR has been exercised.

(d)   A freestanding SAR shall not have a term of greater than 10 years or, unless it is a Substitute Award, an exercise price less than 100% of Fair Market Value of the Share on the date of grant. Notwithstanding the foregoing, if the term of a SAR held by any Participant not subject to Section 409A of the Code would otherwise expire during, or within ten business days of the expiration of a Blackout Period applicable to such Participant, then the term of such SAR shall be extended to the close of business on the tenth business day following the expiration of the Blackout Period.

(e)   Other than in connection with a change in the Company's capitalization (as described in Section 5(d)(i) or Section 5(d)(ii)), the Company shall not, without stockholder approval, reduce the exercise price of a SAR and, at any time when the exercise price of a SAR is above the Fair Market Value of a Share, the Company shall not, without stockholder approval, cancel and re-grant, exchange or buy-out such SAR for cash or a new Award.

SECTION 8.   Restricted Stock and Restricted Stock Units.

(a)   The Committee is hereby authorized to grant Awards of Restricted Stock and Restricted Stock Units to Participants.

(b)   Shares of Restricted Stock and Restricted Stock Units shall be subject to such restrictions as the Committee may impose (including, without limitation, any limitation on the right to vote a Share of Restricted Stock or the right to receive any dividend or Dividend Equivalent or other right), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Committee may deem appropriate.

Company
Overview

Voting
Roadmap

Stockholder
Engagement

Our
Board

Governance

Director
Compensation

Beneficial
Ownership

Executive
Compensation

Audit
Matters

Other
Information

Appendix A
Non-GAAP

**Appendix B
A&R Plan**

(c)   Any share of Restricted Stock granted under the Plan may be evidenced in such manner as the Committee may deem appropriate including, without limitation, book-entry registration or issuance of a stock certificate or certificates. In the event any stock certificate is issued in respect of shares of Restricted Stock granted under the Plan, such certificate shall be registered in the name of the Participant and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock. If stock certificates are issued in respect of shares of Restricted Stock, the Committee may require that any stock certificates evidencing such Shares be held in custody by the Company until the restrictions thereon shall have lapsed, and that, as a condition of any grant of Restricted Stock, the Participant shall have delivered a duly signed stock power or other of signature if deemed necessary or appropriate by the Company, which would permit transfer to the Company of all or a portion of the shares subject to the Restricted Stock Award in the event that such Award is forfeited in whole or part.

(d)   The Committee, in its discretion, may award Dividend Equivalents with respect to Awards of Restricted Stock Units. The entitlements on such Dividend Equivalents will not be available until the vesting of the Award of Restricted Stock Units.

(e)   Awards under this Section 8 may be structured in accordance with the requirements of Section 10, and any such Award shall be considered a Performance Award for purposes of the Plan.

SECTION 9.   Deferred Stock. The Committee is authorized to grant Deferred Stock to Participants, subject to the following terms and conditions:

(a)   Deferred Stock shall be settled upon expiration of the deferral period specified for an Award of Deferred Stock by the Committee (or, if permitted by the Committee, as elected by the Participant). In addition, Deferred Stock shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee may impose, which restrictions may lapse at the expiration of the deferral period or at earlier specified times (including based on achievement of performance goals and/or future service requirements), separately or in combination, in installments or otherwise, and under such other circumstances as the Committee may determine at the date of grant or thereafter. Deferred Stock may be satisfied by delivery of Shares, other Awards, or a combination thereof, as determined by the Committee at the date of grant or thereafter.

(b)   The Committee, in its discretion, may award Dividend Equivalents with respect to Awards of Deferred Stock. The entitlements on such Dividend Equivalents will not be available until the expiration of the deferral period for the Award of Deferred Stock.

SECTION 10.   Performance Awards.

(a)   The Committee may grant a Performance Award to a Participant payable upon the attainment of specific Performance Goals. The Committee shall, in its sole discretion, designate which Participants shall be eligible to receive Performance Awards in respect of such Performance Period. If the Performance Award is a Restricted Stock Unit or is payable in shares of Restricted Stock, such shares shall be transferable to the Participant or such Restricted Stock Unit shall vest only upon attainment of the relevant Performance Goal in accordance with Section 8. If the Performance Award is payable in cash, it may be paid upon the attainment of the relevant Performance Goals either in cash or in shares of Restricted Stock (based on the then current Fair Market Value of such shares), as determined by the Committee, in its sole and absolute discretion. Each Performance Award shall be evidenced by an Award Agreement in such form that is not inconsistent with the Plan and that the Committee may from time to time approve.

(b)   Terms and Conditions. Performance Awards awarded pursuant to this Section 10 shall be subject to the following terms and conditions:

(i)   Earning of Performance Award. At the expiration of the applicable Performance Period, the Committee shall determine the extent to which the Performance Goals established pursuant thereto are earned. The Committee shall calculate the amount of the Performance Awards earned for the Performance Period based upon the Performance Formula applied against the relevant Performance Goal(s). The Committee shall then determine the actual amount of each Participant's Performance Award for the Performance Period.

(ii)   Non-Transferability. Subject to the applicable provisions of the Award Agreement and the Plan, Performance Awards may not be Transferred during the Performance Period.

(iii)   Performance Goals, Formulae or Standards. The Committee shall establish the objective Performance Goals for the earning of Performance Awards based on a Performance Period applicable to each Participant or class of Participants. Such Performance Goals may incorporate provisions for disregarding (or adjusting for) the impact of any of the following that the Committee determines to be appropriate: (A) corporate transactions (including, without limitation, dispositions and acquisitions) and other similar type events or circumstances, (B) restructurings, discontinued operations, extraordinary items or events, and other unusual or non-recurring charges as described in Accounting Principles Board Opinion No. 30 and/or management's discussion and analysis of financial condition and results of operations appearing or incorporated by reference in the Company's Form 10-K for the applicable year; (C) an event either not directly related to the operations of the Company or any of its Affiliates or not within the reasonable control of the Company's management, (D) a change in tax law or accounting standards required by generally accepted accounting principles, or (E) such other exclusions or adjustments as the Committee specifies at the time the Award is granted.

(c)   Dividends/Dividend Equivalents. Unless otherwise determined by the Committee in an Award Agreement, amounts equal to dividends declared during the Performance Period with respect to the number of Shares covered by a Performance Award or any Dividend Equivalents will not be paid to the Participant. In all cases, such dividends or Dividend Equivalents would not become payable until the expiration of the applicable Performance Period. A Participant shall be eligible to receive dividends or Dividend Equivalents in respect of any Performance Award that is payable upon the achievement of Performance Goals only to the extent that the Performance Goals for the relevant Performance Period are achieved.

(d)   Payment. Following the Committee's determination in accordance with Section 10(b)(i), the Company shall settle Performance Awards, in such form (including, without limitation, in Shares or in cash) as determined by the Committee, in an amount equal to such Participant's earned Performance Awards.

(e)   Termination. Subject to the applicable provisions of the Award Agreement and the Plan, upon a Participant's termination of Service for any reason during the Performance Period for a given Performance Award, the Performance Award in question will vest or be forfeited in accordance with the terms and conditions established by the Committee at grant or as otherwise determined by the Committee.

SECTION 11.   Reserved

SECTION 12.   Other Stock-Based and Cash-Based Awards.

(a)   The Committee is authorized, subject to limitations under applicable law and the rules of the Applicable Exchange, to grant to Participants such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares or factors that may influence the value of Shares, including, without limitation, convertible or exchangeable debt securities, other rights convertible or exchangeable into Shares, purchase rights for Shares, Awards with value and payment contingent upon performance of the Company or business units thereof, Shares awarded purely as a bonus or in lieu of cash compensation and not subject to restrictions or conditions, equity interests in any entity with respect to which the Company holds, directly or indirectly, a controlling interest, whether such entity is a corporation, partnership or other entity, or any other factors designated by the Committee. The Committee shall determine the terms and conditions of such Awards. Shares delivered pursuant to an Award in the nature of a purchase right granted under this Section 12 shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including, without limitation, cash, Shares, other Awards, notes, or other property, as the Committee shall determine. Unless otherwise determined by the Committee in an Award Agreement, the recipient of an Award under this Section 12 shall not be entitled to receive, currently or on a deferred basis, dividends or Dividend Equivalents in respect of the number of Shares covered by the Award. In all cases, such dividends or Dividend Equivalents would not become payable until the expiration of any applicable performance period. An Other Stock-Based Award that is in the form of a grant of an equity interest in any entity with respect to which the Company holds, directly or indirectly, a controlling interest, may be granted in exchange for, replacement of, or substitution for an Award previously granted under the Plan (or any predecessor plan) or Substitute Award; provided that, if such Award or Substitute Award is a stock option or a stock appreciation right, then the Other Stock-Based Award granted in exchange, replacement, or substitution thereof, may not have the economic effect of reducing the exercise price or term of such Award or Substitute Award.

(b)   The Committee may from time to time grant Cash-Based Awards to Participants in such amounts, on such terms and conditions, and for such consideration, including no consideration or such minimum consideration as may be required by applicable law, as it shall determine in its sole discretion. Cash-Based Awards may be granted subject to the satisfaction of vesting conditions or may be awarded purely as a bonus and not subject to restrictions or conditions, and if subject to vesting conditions, the Committee may accelerate the vesting of such Awards at any time in its sole discretion. The grant of a Cash-Based Award shall not require a segregation of any of the Company's assets for satisfaction of the Company's payment obligation thereunder.

(c)   Notwithstanding any other provision of the Plan, when an Award with an exercise price is granted under the Plan and the exercise of the Award by the Participant may result in the issuance of Shares to the Participant, the exercise price (taking into account any conversion, exchange or other substitutions) of the Award may not be less than the Fair Market Value of a Share on the date of grant of the Award.

SECTION 13.   Effect of Termination of Service on Awards. The Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, the circumstances in which Awards shall be exercised, vested, paid or forfeited in the event a Participant ceases to provide Service to the Company or any Subsidiary prior to the end of a performance period or exercise or settlement of such Award.

SECTION 14.   Change in Control Provisions. Except to the extent otherwise provided in an Award Agreement, or any applicable employment, consulting, change-in-control, severance or other agreement between the Participant and the Company or an Affiliate, in the event of a Change in Control, notwithstanding any provision of the Plan to the contrary:

(a)   With respect to any Awards subject to Performance Goals, the Performance Goals with respect to such Awards shall be deemed satisfied based on the greater of target- and actual-level achievement measured through the date of the Change in Control, and following such determination, such Awards shall remain subject to the applicable service-based vesting schedule (e.g., a Performance Award shall automatically convert into a Restricted Stock Unit or share of Restricted Stock, as applicable), in all cases, subject to Section 14(b) and Section 14(c).

(b)   If the acquirer or successor company in such Change in Control has agreed to provide for the substitution, assumption, exchange or other continuation of Awards granted pursuant to the Plan, then, if the Participant's employment with or service to the Company or an Affiliate is terminated by the Company or Affiliate without Cause during the period commencing on the first day of the three-month period immediately prior to a Change in Control and ending on the last day of the 24-month period immediately following a Change in Control, unless otherwise provided by the Committee, but subject to the execution and nonrevocation of a Release, all Options and SARs held by such Participant shall become immediately exercisable with respect to 100% of the shares subject to such Options and SARs, and the period over which the restrictions (and any other conditions) applicable to Restricted Stock and Restricted Stock Units shall apply (the **"Restricted Period"**) shall expire immediately with respect to 100% of the shares of Restricted Stock and Restricted Stock Units and any other Awards held by such Participant (after giving effect to Section 14(a) for any Awards subject to Performance Goals).

(c)   If the acquirer or successor company in such Change in Control has not agreed to provide for the substitution, assumption, exchange or other continuation of Awards granted pursuant to the Plan, then unless otherwise provided by the Committee, all Options and SARs held by such Participant shall become immediately exercisable with respect to 100% of the shares subject to such Options and SARs, and the Restricted Period shall expire immediately with respect to 100% of the shares of Restricted Stock and Restricted Stock Units and any other Awards held by such Participant (after giving effect to Section 14(a) for any Awards subject to Performance Goals).

(d)   In addition, the Committee may upon at least 10 days' advance notice to the affected Participants, cancel any outstanding Award and pay to the holders thereof, in cash, securities or other property (including of the acquiring or successor company), or any combination thereof, the value of such Awards based upon the price per Share received or to be received by other stockholders of the Company in the event (it being understood that any Option or SAR having a per-share exercise or hurdle price equal to, or in excess of, the Fair Market Value (as of the date specified by the Committee) of a Share subject thereto may be canceled and terminated without any payment or consideration therefor). Notwithstanding the above, the Committee shall exercise such discretion over the timing of settlement of any Award subject to Code Section 409A at the time such Award is granted.

(e)   Any Award for which the applicable Restricted Period has expired in accordance with this Section 14 shall, to the extent applicable, be settled on a date no later than 10 days following the date the Release becomes effective and irrevocable; provided, however, that if a Participant experiences a termination of Service by the Company or an Affiliate other than for Cause, and, within the three-month period immediately following such termination of Service, a Change in Control occurs, then such Award will settle on a date no later than the applicable Change in Control.

(f)   Any Award that is an Option and that becomes immediately exercisable in accordance with this Section 14 shall remain outstanding and may be exercised until the earlier of the third anniversary of the date of termination and the original maximum term of the Option contained in the applicable Award Agreement.

(g)   To the extent practicable, the provisions of this Section 14 shall occur in a manner and at a time that allows affected Participants the ability to participate in the Change in Control transaction with respect to the Shares subject to their Awards.

       SECTION 15.   General Provisions Applicable to Awards.

(a)   Awards may be granted for no cash consideration or for such minimal cash consideration as may be required by applicable law.

(b)   Awards may, in the discretion of the Committee, be granted either alone or in addition to or in tandem with any other Award or any award granted under any other plan of the Company. Awards granted in addition to or in tandem with other Awards, or in addition to or in tandem with awards granted under any other plan of the Company, may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

(c)   Subject to the terms of the Plan, payments or transfers to be made by the Company upon the grant, exercise or payment of an Award may be made in the form of cash, Shares, other securities or other Awards, or any combination thereof, as determined by the Committee in its discretion at the time of grant, and may be made in a single payment or transfer, in installments, or on a deferred basis, in each case in accordance with rules and procedures established by the Committee and in compliance with Section 409A of the Code. Such rules and procedures may include, without limitation, provisions for the payment or crediting of reasonable interest (or no interest) on installment or deferred payments or the grant or crediting of Dividend Equivalents in respect of installment or deferred payments.

(d)   Except as may be permitted by the Committee or as specifically provided in an Award Agreement, (i) no Award or other benefit payable under the Plan shall, except as otherwise specifically provided by law or permitted by the Committee, be Transferable in any manner other than by will or the law of descent, and any attempt to Transfer any such benefit shall be void, and any such benefit shall not in any manner be liable for or subject to the debts, contracts, liabilities, engagements or torts of any person who shall be entitled to such benefit, nor shall it be subject to attachment or legal process for or against such person, and (ii) each Award, and each right under any Award, shall be exercisable during the Participant's lifetime only by the Participant or, if permissible under applicable law, by the Participant's guardian or legal representative. The provisions of this paragraph shall not apply to any Award which has been fully exercised, earned or paid, as the case may be, and shall not preclude forfeiture of an Award in accordance with the terms thereof.

(e)   A Participant may designate a beneficiary or change a previous beneficiary designation at such times prescribed by the Committee by using forms and following procedures approved or accepted by the Committee for that purpose. If no beneficiary designated by the Participant is eligible to receive payments or other benefits or exercise rights that are available under the Plan at the Participant's death, the beneficiary shall be the Participant's estate.

(f)   All certificates for Shares and/or Shares or other securities delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations, and other requirements of the Securities and Exchange Commission, any stock exchange upon which such Shares or other securities are then listed, and any applicable Federal or state securities laws, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions. Without limiting the generality of the foregoing, no Award granted hereunder shall be construed as an offer to sell securities of the Company, and no such offer shall be outstanding, unless and until the Committee in its sole and plenary discretion has determined that any such offer, if made, would be in compliance with all applicable requirements of the U.S. Federal and any other applicable securities laws.

(g)   The Committee may impose restrictions on any Award with respect to non-competition, confidentiality and other restrictive covenants, as it deems necessary in its sole discretion and/or for the clawing back of any rights or benefits under any Awards as a result of any breaches of any of the foregoing covenants and/or for any reasons specified in the Award Agreement or in any employment or other agreement between the Company or any Subsidiary and the Participant. Notwithstanding anything to the contrary contained herein, an Award Agreement may provide that an Award granted thereunder shall be canceled if the Participant, without the consent of the Company, while employed by or providing Services to the Company or any Subsidiary or after termination of such employment or Service, (i) violates a non-competition, non-solicitation or non-disclosure covenant or agreement, (ii) otherwise engages in activity that is in conflict with or adverse to the interest of the Company or any Subsidiary, including fraud or conduct contributing to any financial restatements or irregularities, as determined by the Committee in its sole discretion or (iii) to the extent applicable to the Participant, otherwise violates any policy adopted by the Company or any of its Subsidiaries relating to the recovery of compensation granted, paid, delivered, awarded or otherwise provided to any Participant by the Company or any of its Subsidiaries as such policy is in effect on the date of grant of the applicable Award or, to the extent necessary to address the requirements of applicable law (including Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as codified in Section 10D of the Act, Section 304 of the Sarbanes-Oxley Act of 2002 or any other applicable law), as may be amended from time to time. The Committee may also provide in an Award Agreement that (A) a Participant will forfeit any gain realized on the vesting or exercise of such Award if the Participant engages in any activity referred to in the preceding sentence, or (B) a Participant must repay the gain to the Company realized under a previously paid Performance Award or any other Award that vested or was earned with respect to performance objectives if a financial restatement reduces the amount that would have been earned under such Award. Notwithstanding the foregoing, none of the non-disclosure restrictions in this Section 15(g) or in any Award Agreement shall, or shall be interpreted to, impair the Participant from exercising any legally protected whistleblower rights (including under Rule 21F under the Act).

SECTION 16.   Amendments and Termination.

(a)   The Board may amend, alter, suspend, discontinue or terminate the Plan and any outstanding Awards granted hereunder, in whole or in part, at any time without notice to or approval by the stockholders of the Company, for any purpose whatsoever; provided that all material amendments to the Plan shall require the prior approval of the stockholders of the Company and must comply with the rules of the Applicable Exchange. Examples of the types of amendments that are not material that the Board is entitled to make without stockholder approval include, without limitation, the following:

(i)   ensuring continuing compliance with applicable law, the rules of the Applicable Exchange or other applicable stock exchange rules and regulations or accounting or tax rules and regulations;

(ii)   amendments of a "housekeeping" nature, which include amendments to correct any defect, supply any omission, or reconcile any inconsistency in the Plan or any Award Agreement in the manner and to the extent it shall deem desirable to carry the Plan into effect;

(iii)   changing the vesting provision of the Plan or any Award (subject to the limitations for Awards subject to Section 10(b));

(iv)   waiving any conditions or rights under any Award (subject to the limitations for Awards subject to Section 10(b));

Company
Overview   Voting
Roadmap   Stockholder
Engagement   Our
Board   Governance   Director
Compensation   Beneficial
Ownership   Executive
Compensation   Audit
Matters   Other
Information   Appendix A
Non-GAAP   **Appendix B
A&R Plan**

(v)   changing the termination provisions of any Award that does not entail an extension beyond the original expiration date thereof;

(vi)   adding a cashless exercise feature payable in securities, where such feature provides for a full deduction of the number of underlying securities from the Plan reserve, and any amendment to a cashless exercise provision;

(vii)   adding a form of financial assistance and any amendment to a financial assistance provision which is adopted;

(viii)   changing the process by which a Participant who wishes to exercise his or her Award can do so, including the required form of payment for the Shares being purchased, the form of written notice of exercise provided to the Company and the place where such payments and notices must be delivered; and

(ix)   delegating any or all of the powers of the Committee to administer the Plan to officers of the Company.

(b)   Notwithstanding anything contained herein to the contrary, no amendment to the Plan requiring the approval of the stockholders of the Company under any applicable securities laws or requirements or the rules of the Applicable Exchange shall become effective until such approval is obtained. In addition to the foregoing, the approval of the stockholders of the Company shall be required for:

(i)   an increase in the Plan Share Limit or the Plan ISO Limit;

(ii)   any adjustment (other than in connection with a stock dividend, recapitalization or other transaction where an adjustment is permitted or required under Section 5(d)(i) or Section 5(d)(ii)) or amendment that (A) reduces or would have the effect of reducing the exercise price of an Option or SAR previously granted under the Plan, (B) at any time when the exercise price of an Option or SAR is above the Fair Market Value of a Share, would cancel and re-grant or exchange such Option or SAR for cash or a new Award or (C) would be treated, for accounting purposes, as a "repricing" of such Option or SAR, whether through amendment, cancellation or replacement grants, or other means (provided that, in such a case, insiders of the Company who benefit from such amendment are not eligible to vote their Shares in respect of the approval);

(iii)   an increase in the limits on Awards that may be granted to any Participant under Section 5;

(iv)   an extension of the term of an outstanding Option or Stock Appreciation Right beyond the expiration date thereof;

(v)   permitting Options granted under the Plan to be Transferrable other than for normal estate settlement purposes;

(vi)   any amendment to the plan amendment provisions set forth in this Section 16 which is not an amendment within the nature of Section 16(a)(i) or Section 16(a)(ii), unless the change results from application of Section 5(d)(i) or Section 5(d)(ii); and

(vii)   change the class of employees or other individuals eligible to participate in the Plan.

Furthermore, except as otherwise permitted under the Plan, no change to an outstanding Award that will adversely impair the rights of a Participant may be made without the consent of the Participant except to the extent that such change is required to comply with applicable law, the rules and regulations of the Applicable Exchange or accounting or tax rules and regulations.

        SECTION 17.   Miscellaneous.

(a)   The Plan is intended to constitute an "unfunded" plan for incentive and deferred compensation. With respect to any payment as to which a Participant has a fixed and vested interest but which are not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any right that is greater than those of a general unsecured creditor of the Company.

(b)   No employee, Participant or other person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of employees, Participants, or holders or beneficiaries of Awards under the Plan. The terms and conditions of

Awards need not be the same with respect to each recipient. Any Award granted under the Plan shall be a one-time Award which does not constitute a promise of future grants. The Company, in its sole discretion, maintains the right to make available future grants hereunder.

(c)   The Company shall have the right to deduct from any payment to be made pursuant to the Plan, or to otherwise require, prior to the issuance or delivery of Shares or the payment of any cash hereunder, payment by the Participant of, any Federal, state or local taxes required by law to be withheld. Upon the vesting of Restricted Stock (or other Award that is taxable upon vesting), or upon making an election under Section 83(b) of the Code, a Participant shall pay all required withholding to the Company. Any required withholding obligation with regard to any Participant may be satisfied by reducing the number of Shares otherwise deliverable or by delivering Shares already owned. Any fraction of a Share required to satisfy such tax obligations shall be disregarded and the amount due shall be paid instead in cash by the Participant.

(d)   Without limiting the generality of Section 17(c), a Participant may satisfy, in whole or in part, the foregoing withholding liability by delivery of Shares owned by the Participant (which are not subject to any pledge or other security interest) having a Fair Market Value equal to such withholding liability or by having the Company withhold from the number of Shares otherwise issuable pursuant to the exercise of the Option or SAR, or the lapse of the restrictions on any other Award (in the case of SARs and other Awards, if such SARs and other Awards are settled in Shares), a number of Shares having a Fair Market Value equal to such withholding liability.

(e)   If any Participant shall make any disposition of Shares delivered pursuant to the exercise of an Incentive Stock Option under the circumstances described in Section 421(b) of the Code (relating to certain disqualifying dispositions) or any successor provision of the Code, such Participant shall notify the Company of such disposition within ten days of such disposition.

(f)   Nothing contained in the Plan shall prevent the Company from adopting or continuing in effect other or additional compensation arrangements, and such arrangements may be either generally applicable or applicable only in specific cases.

(g)   The grant of an Award shall not be construed as giving a Participant the right to be retained in the employ of, or to continue to provide Services to, the Company or any Subsidiary. Further, the Company or the applicable Subsidiary may at any time dismiss a Participant, free from any liability, or any claim under the Plan, unless otherwise expressly provided in the Plan or in any Award Agreement or in any other agreement binding the parties. The receipt of any Award under the Plan is not intended to confer any rights on the receiving Participant except as set forth in such Award.

(h)   If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction, or as to any person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, person or Award, and the remainder of the Plan and any such Award shall remain in full force and effect.

(i)   Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company and a Participant or any other person. To the extent that any person acquires a right to receive payments from the Company pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company.

(j)   No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash or other securities shall be paid or transferred in lieu of any fractional Shares, or whether such fractional Shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

(k)   No Award or other benefit payable under the Plan shall, except as otherwise specifically provided by law or permitted by the Committee, be Transferable in any manner, and any attempt to Transfer any such benefit shall be void, and any such benefit shall not in any manner be liable for or subject to the debts, contracts, liabilities, engagements or torts of any person who shall be entitled to such benefit, nor shall it be subject to attachment or legal process for or against such person.

(l)   Unless otherwise determined by the Committee, as long as the Shares are listed on a national securities exchange including the Applicable Exchange or system sponsored by a national securities association, the issuance of Shares pursuant to an Award shall be conditioned upon such shares being listed on such exchange or system. The Company shall have no obligation to issue such Shares unless and until such Shares are so listed, and the right to exercise any Option or other Award with respect to such Shares shall be suspended until such listing has been effected. If at any time counsel to the Company shall be of the opinion that any sale or delivery of Shares pursuant to an Option or other Award is or may in the circumstances be unlawful or result in the imposition of excise taxes on the Company under the statutes, rules or regulations of any applicable jurisdiction, the Company shall have no obligation to make such sale or delivery, or to make any application or to effect or to maintain any qualification or registration under the Securities Act or otherwise, with respect to Shares or Awards, and the right to exercise any Option or other Award shall be suspended until, in the opinion of said counsel, such sale or delivery shall be lawful or will not result in the imposition of excise taxes on the Company. A Participant shall be required to supply the Company with certificates, representations and information that the Company requests and otherwise cooperate with the Company in obtaining any listing, registration, qualification, exemption, consent or approval the Company deems necessary or appropriate.

(m)   No Award granted or paid out under the Plan shall be deemed compensation for purposes of computing benefits under any retirement plan of the Company or its Affiliates nor affect any benefit under any other benefit plan now or subsequently in effect under which the availability or amount of benefits is related to the level of compensation. The provisions of Awards need not be the same with respect to each Participant, and such Awards to individual Participants need not be the same in subsequent years.

(n)   All elections and transactions under the Plan by persons subject to Section 16 of the Act involving Shares are intended to comply with any applicable exemptive condition under Rule 16b-3. The Committee may establish and adopt written administrative guidelines, designed to facilitate compliance with Section 16(b) of the Act, as it may deem necessary or proper for the administration and operation of the Plan and the transaction of business thereunder.

(o)   The Plan and each Award Agreement shall be binding on all successors and permitted assigns of a Participant, including, without limitation, the estate of such Participant and the executor, administrator or trustee of such estate. Any benefit payable to or for the benefit of a minor, an incompetent person or other person incapable of receipt thereof shall be deemed paid when paid to such person's guardian or to the party providing or reasonably appearing to provide for the care of such person, and such payment shall fully discharge the Committee, the Board, the Company, its Affiliates and their employees, agents and representatives with respect thereto.

(p)   All Awards made under the Plan, and any Shares issued or other payments made in respect thereof, shall be subject to the Company's share ownership policies and any recoupment policy that the Company may adopt from time to time, including, but not limited to, the Company's Clawback Policy (as amended and restated from time to time), as well as any recoupment provisions required under applicable law. To the extent that the terms of the Plan and any Company policy conflict, the terms of the policy shall prevail.

       SECTION 18.   Effective Date of the Plan. The Plan shall be effective as of the Effective Date, which is the date of adoption by the Board, subject to the approval of the Plan by the stockholders of the Company.

       SECTION 19.   Term of the Plan. No Award shall be granted under the Plan after ten years from the Effective Date. However, unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award theretofore granted may extend beyond such date, and the authority of the Committee to amend, alter, adjust, suspend, discontinue, or terminate any such Award, or to waive any conditions or rights under any such Award, and the authority of the Board to amend the Plan, shall extend beyond such date.

       SECTION 20.   Section 409A of the Code.

(a)   The Plan is intended to comply with the applicable requirements of Section 409A of the Code and shall be limited, construed and interpreted in accordance with such intent. To the extent that any Award is subject to Section 409A of the Code, it shall be paid in a manner that will comply with Section 409A of the Code, including proposed, temporary or final regulations or any other guidance issued by the Secretary of the Treasury and the Internal Revenue Service with respect thereto. Notwithstanding anything herein to the contrary, any provision in the Plan that is inconsistent with Section 409A of the Code shall be deemed to be amended to comply with Section 409A of the Code and to the extent such provision cannot be amended to comply therewith, such provision shall be null and void. The Company shall have no liability to a Participant, or any other party, if an Award that is intended to be exempt from, or compliant with, Section 409A of the Code is not so exempt or compliant or for any action taken by the Committee or the Company and, in the event that any amount or benefit under the Plan becomes subject to penalties under Section 409A of the Code, responsibility for payment of such penalties shall rest solely with the affected Participants and not with the Company. Notwithstanding any contrary provision in the Plan or Award Agreement, any payment(s) of "nonqualified deferred compensation" (within the meaning of Section 409A of the Code) that are not exempt from Section 409A of the Code as a short-term deferral or otherwise and that are otherwise required to be made under the Plan to a "specified employee" (as defined under Section 409A of the Code) as a result of such employee's separation from service (other than a payment that is not subject to Section 409A of the Code) shall be delayed for the first six (6) months following such separation from service (or, if earlier, the date of death of the specified employee) and shall instead be paid (in a manner set forth in the Award Agreement) upon expiration of such delay period.

(b)   Notwithstanding the foregoing, the Company does not make any representation to any Participant or beneficiary as to the tax consequences of any Awards made pursuant to the Plan, and the Company shall have no liability or other obligation to indemnify or hold harmless the Participant or any beneficiary for any tax, additional tax, interest or penalties that the Participant or any beneficiary may incur as a result of the grant, vesting, exercise or settlement of an Award under the Plan.

SECTION 21.   Governing Law. The Plan shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the conflict of laws provisions thereof.

Performance Goals

Exhibit A

Performance goals established for purposes of Awards may be based on the attainment of certain target levels of, or a specified increase or decrease (as applicable) in one or more of the following performance goals, which may include performance relative to the Company's peers or those of the Company's Affiliates or to the industry or industries in which the Company and/or its Affiliates operates:

- earnings per share;
- net earnings;
- operating income;
- gross income;
- net income (before or after taxes);
- cash flow (including free cash flow, operating cash flow and cash flow return on investment);
- gross profit;
- profit before taxes;
- operating profit;
- gross profit return on investment;
- gross margin return on investment;
- gross margin;
- operating margin;
- working capital;
- earnings before interest and taxes;
- earnings before interest, tax, depreciation and amortization (EBITDA);
- adjusted EBITDA;
- net income before depreciation and amortization, interest expense, net, loss on early extinguishment of debt, and income tax expense, and excluding the impact of share-based compensation, other operating income (expense), net, and any other identified costs associated with nonrecurring projects;
- earnings ratios;
- return on equity;
- return on assets or net assets;
- return on capital;
- return on invested capital;
- net revenues;
- gross revenues;
- revenue growth or product revenue growth;
- annual recurring revenues;
- recurring revenues;
- license revenues;
- sales, net sales, or market share (in the aggregate or by segment);
- reduction in costs;
- total shareholder return;
- economic value added;
- customers or customer growth;

Company
Overview | Voting
Roadmap | Stockholder
Engagement | Our
Board | Governance | Director
Compensation | Beneficial
Ownership | Executive
Compensation | Audit
Matters | Other
Information | Appendix A
Non-GAAP | **Appendix B
A&R Plan**

- inventory turnover;

- receivable turnover;

- financial return ratios;

- customer satisfaction surveys;

- productivity;

- specified objectives with regard to limiting the level of increase in all or a portion of the Company's bank debt or that of any of its Affiliates or other long-term or short-term public or private debt or other similar financial obligations of the Company or any of its Affiliates, which may be calculated net of cash balances and/or other offsets and adjustments as may be established by the Committee in its sole discretion;

- improvement in or attainment of expense levels or working capital levels;

- the fair market value of a Share;

- Share price (including, but not limited to, growth in Share price);

- comparisons with various stock market indices;

- product unit and pricing targets;

- level or amount of acquisitions;

- enterprise value;

- book, economic book or intrinsic book value (including book value per share);

- leverage ratio;

- credit rating;

- implementation or completion of critical projects;

- the growth in the value of an investment in the Share assuming the reinvestment of dividends;

- reduction in operating and/or other expenses;

- days sales outstanding;

- operational, safety and/or quality metrics measured by the Company or any of its Affiliates; or

- Product innovation.

The Committee may, in its sole discretion, also exclude, or adjust to reflect, the impact of an event or occurrence, or of any item, reflected in Section 10(b)(iii) of the Plan that the Committee determines should be appropriately excluded or adjusted.

Performance goals may also be based upon individual participant performance goals, as determined by the Committee, in its sole discretion. In addition, Awards may be based on the performance goals set forth herein or on such other performance goals as determined by the Committee in its sole discretion.

In addition, such performance goals may be based upon the attainment of specified levels of Company (or subsidiary, other Affiliate, division, other operational unit, administrative department or product category of the Company or any of its Affiliates) performance under one or more of the measures described above relative to the performance of other corporations. The Committee may also designate additional business criteria on which the performance goals may be based or adjust, modify or amend the aforementioned business criteria.

KraftHeinz

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